Form 10-K, Exhibit 13
period 2004-12-31
MONADNOCK COMMUNITY BANCORP INC
filed 2005-03-24
CIK 1283899

EXHIBIT 13

                        ANNUAL REPORT TO SHAREHOLDERS

                  Monadnock COMMUNITY BANCORP, INC. [LOGO]


                                                              Annual Report
                                                                       2004

                              TABLE OF CONTENTS

                                                                       Page

Message to Our Stockholders                                               1
Selected Financial and Other Data                                         2
Selected Financial Ratios and Other Data                                  3
Management's Discussion and Analysis of Financial Condition and
 Results of Operations                                                    4
Independent Auditor's Report                                             21
Consolidated Balance Sheets                                              22
Consolidated Statements of Income                                        23
Consolidated Statements of Changes in Capital Accounts                   24
Consolidated Statements of Cash Flows                                    25
Notes to Consolidated Financial Statements                               27

Monadnock COMMUNITY BANCORP, INC. [LOGO]


March 17, 2005

Dear Stockholder:

We appreciate the confidence that each one of you have instilled in us by becoming a shareholder in our institution. The 2004-year was very challenging but at the same time rewarding as we endeavor to build a successful franchise, one loyal customer at a time.

We were successful in raising $2.7 million in capital from our reorganization to a mutual holding company in June 2004. This capital infusion has allowed us to grow from $43.7 million in assets at the end of 2003 to $70.8 million in assets at the end of 2004.

In October 2004, we continued on pace with our management strategy to improve our franchise by acquiring a branch in Winchendon, Massachusetts with $5.4 million in deposits. This acquisition along with other marketing initiatives enabled us to increase deposits by $11.7 million, or 34.0%, from $34.4 million at the end of 2003 to $46.1 million at the end of 2004.

In the lending area, we continue to be a diversified lender with a wide array of product offerings from consumer to retail products. Our net loan portfolio increased $4.9 million, or 16.0%, from $30.7 million at the end of 2003 to $35.6 million at the end of 2004. Despite the continued loan growth, we are committed to maintaining a strong asset quality position.

Our corporation will continue to focus on the strategic objectives of maintaining a community focus in the areas we serve, providing a high quality of service to our customers and diligently working to improve our value for you, our shareholder.

The Board of Directors and management team remains committed to the communities we serve and our shareholders.


Very truly yours,
Monadnock Community Bancorp, Inc.


/s/ William M. Pierce, Jr.


William M. Pierce, Jr.
President and Chief Executive Officer

      The selected financial and operational data presented below at and for the years shown were derived from our audited consolidated financial statements. The following information is only a summary and should be read in conjunction with the consolidated financial statements presented elsewhere in this Annual Report.

SELECTED FINANCIAL AND OTHER DATA


                                               At December 31,
                                        -----------------------------
                                         2004       2003       2002
                                         ----       ----       ----
                                               (In Thousands)

Selected Financial Condition Data:
----------------------------------
Total assets                            $70,776    $43,740    $41,289
Cash and cash equivalents                 1,778      1,823      1,269
Loans, net                               35,602     30,728     18,602
Securities available-for-sale            30,687     10,073     20,439
Other investments (interest-bearing
 term deposit)                              100        100        100
FHLB stock                                1,220        485        430
Deposits                                 46,097     34,432     31,621
Total borrowings                         19,364      6,747      7,000
Total equity                              5,213      2,483      2,597


                                           Year Ended December 31,
                                        -----------------------------
                                         2004       2003       2002
                                         ----       ----       ----
                                               (In Thousands)

Selected Operations Data:
-------------------------
Total interest income                   $ 2,514    $ 1,961    $ 2,265
Total interest expense                      993        825      1,097
                                        -------    -------    -------
  Net interest income                     1,521      1,136      1,168
Provision (benefit) for loan losses          --        (50)        --
                                        -------    -------    -------
Net interest income after
 provision for loan losses                1,521      1,186      1,168
                                        -------    -------    -------
Customer service charges                     76         58         42
Other non-interest income                   166        164        177
                                        -------    -------    -------
Total non-interest income                   242        222        219

Total non-interest expense                1,709      1,376      1,326
                                        -------    -------    -------

Income before income taxes                   54         32         61

Income tax provision (benefit)               22          5         (2)
                                        -------    -------    -------

Net income                              $    32    $    27    $    63
                                        =======    =======    =======

Selected Financial Ratios and Other Data:
-----------------------------------------


                                                                    At or For the Year Ended
                                                                          December 31,
                                                                  ----------------------------
                                                                   2004       2003       2002
                                                                  ------     ------     ------

Performance Ratios:
Return on assets (ratio of net income to average total assets)      0.06%      0.06%      0.15%
Return on equity (ratio of net income to average equity)            0.84%      1.06%      2.52%

Ratio of non-interest expense to average total assets               3.02%      3.24%      3.22%
Efficiency ratio(1)                                                96.92%    101.34%     95.63%
Ratio of average interest-earning assets
 to average interest-bearing liabilities                          112.48%    109.29%    108.20%

Interest Rate Spread Information(2):
Average during period                                               2.51%      2.54%      2.66%
Net interest margin(3)                                              2.73%      2.72%      2.88%

Asset Quality Ratios:
Non-performing assets to total assets                               0.30%      0.39%      0.29%
Allowance for loan losses to non-performing loans(4)              163.32%    203.82%    349.06%
Allowance for loan losses to total loans(4)(5)                      0.91%      1.04%      1.95%
Net charge-offs (recoveries) to
 average outstanding loans(4)                                      (0.02)%       --%    (0.01)%
Non-performing loans to total loans(4)(5)                           0.56%      0.51%      0.56%

Capital Ratios:
Equity to total assets at end of period                             7.37%      5.68%      6.29%
Average equity to average assets                                    6.81%      5.95%      6.10%
Tier 1 leverage                                                     7.06%      5.82%      6.13%
Tier 1 risk-based                                                  18.37%     10.93%     15.64%
Total risk-based                                                   19.57%     12.19%     16.91%

Other Data:
Number of full-service offices                                         2          1          1
Number of loans                                                      562        475        336
Number of deposit accounts                                         4,529      3,271      2,999

--------------------
<F1>  Efficiency ratio represents non-interest expense as a percentage of net interest income plus non-interest income.

<F2>  Spread represents the difference between the weighted average yield on interest-earning assets and weighted average cost on interest-bearing liabilities.

<F3>  Net interest income divided by average interest-earning assets.

<F4>  The allowance for loan losses at December 31, 2004, 2003 and 2002 was
      $325,000, $320,000 and $370,000, respectively.

<F5>  Total loans are net of deferred fees and costs.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

      These financial statements and the management discussion and analysis contains forward-looking statements, which are based on assumptions and describe future plans, strategies and expectations of Monadnock Community Bancorp, Inc. (or the "Company") and its wholly owned subsidiary, Monadnock Community Bank ( or the "Bank"). These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar words. Our ability to predict results or the actual effect of future plans or strategies is uncertain. Factors which could have a material adverse effect on our operations include, but are not limited to, changes in interest rates, general economic conditions, economic conditions in the state of New Hampshire, legislative and regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, fiscal policies of the New Hampshire State Government, the quality or composition of our loan or investment portfolios, demand for loan products, competition for and the availability of loans that we purchase for our portfolio, deposit flows, competition, demand for financial services in our market areas and accounting principles and guidelines, acquisitions and the integration of acquired businesses, asset-liability management, the financial and securities markets and the availability of and costs associated with sources of liquidity.

      The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. The Company does not undertake and specifically declines any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

General

      The following discussion is intended to assist in understanding the financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with other sections of management discussion and analysis, including these consolidated financial statements.

      As a community based financial institution, our principal business has historically consisted of attracting deposits from the general public and the business community and making loans secured by various types of collateral, including residential and commercial real estate and general business assets. Deposit flows are influenced by a number of factors, including interest rates paid on competing investments, account maturities, fee structures, and level of personal income and savings. Lending activities are influenced by the demand for funds, interest rate levels, the number and quality of lenders, and regional economic cycles. Our sources of funds for lending activities include deposits, borrowings, payments on loans, maturities of securities and income provided from operations.

      Our earnings are primarily dependent upon our net interest income, which is the difference between interest income on interest-earning assets, which principally consist of loans and investment securities, and interest expense on interest-bearing liabilities, which principally consist of deposits and borrowings. Our results of operations also are affected by the level of our provisions for loan losses, non-interest income and non-interest expenses. Non-interest income consists primarily of commissions we receive on loans we refer to a mortgage banking company, service charges on deposit accounts, ATM fees and charges and any gain on sale of loans and investments. Non-interest expense consists primarily of salaries and employee benefits, occupancy, equipment, data processing, and ATM costs. Our results of operations may also be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities. In addition, as interest rates rise, our loan volume is likely to decrease due to reduced borrower demand, thereby reducing our interest and fee income.

      As we have transitioned from a credit union, we have put into place the operations and personnel structure to serve as a community-based financial institution. Our profitability has been marginal due to our high fixed operating costs in relation to the amount of net interest income and non-interest income we generated and our comparatively low net interest margin (net interest income divided by average interest earning assets). We have had to rely on sales of securities in our investment portfolio, sales of loans and other one-time items to generate earnings. As noted in other sections of this discussion, we are not likely to be able to generate such gains in the future.

      We have adopted, subject to stockholder approval at our 2005 annual meeting, a restricted stock plan and a stock option plan. The implementation of the restricted stock plan will affect our results of operations as a component of employee compensation expense in future years based on the vesting period of these proposed restricted stock awards. The effect the restricted stock plan will have on employee compensation expense will be equal to the current market price of the shares being awarded to the employees receiving the shares recognized as compensation expense over the vesting period of the shares. The implementation of a stock option plan will also affect our results of operations in future years based on the vesting period of the proposed stock options. It is anticipated that the Company will adopt FASB statement 123R which becomes effective for small business issuers, such as the Company in the second quarter of 2006. FAS 123R will require the Company to recognize in the income statement the grant-date fair value of stock options issued to employees based on a number of factors which may be valued using a model such as the Black-Scholes-Merton model. The implementation of the restricted stock awards and stock option plan may have a material impact on our earnings for future years, but is deemed a necessary part of the Company awarding personnel for becoming a public Company.

Critical Accounting Policies and Estimates

      In reviewing and understanding financial information for the Company, you are encouraged to read and understand the significant accounting policies used in preparing our consolidated financial statements.

      These policies are described in Note 2 to the consolidated financial statements. The accounting and financial reporting policies of the Bank conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Accordingly, the consolidated financial statements require certain estimates, judgments, and assumptions, which are believed to be reasonable, based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the periods presented. The following accounting policies comprise those that management believes are the most critical to aid in fully understanding and evaluating our reported financial results.

      Allowance for Loan Losses: The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that management believes will cover known and inherent losses in the loan portfolio, based on evaluations of the collectibility of loans. The evaluations take into consideration such factors as changes in the types and amount of loans in the loan portfolio, historical loss experience, peer group information, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, estimated losses relating to specifically identified loans, and current economic conditions. Our methodology for analyzing the allowance for loan losses consists of specific and general components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience for consumer and commercial loans and peer group loss experience for real estate loans, adjusted for qualitative factors. Peer group loss experience, adjusted for qualitative factors unique to the Company, is used in arriving at our general components for residential real estate loans since our historical loss experience has been minimal. In addition, residential real estate loans have grown to become a larger component of our total loan portfolio, but have had less seasoning than the remainder of our loan portfolio.

      While management uses the best information available to make loan loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or changes in accounting guidance. In addition, the Office of Thrift Supervision, ("OTS") as an integral part of its examination process, periodically reviews our allowance for loan losses. The OTS may require the recognition of adjustments to the allowance for loan losses based on its judgment of information available to it at the time of its examination.

      Loans: Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses and deferred net loan origination fees, and increased by premiums on purchased loans. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the effective interest method over the remaining lives of the associated loans. Loan premiums on purchased loans are amortized into interest income as a yield adjustment over the estimated lives of the loan pools using the effective interest method.

      Investments: Investments and mortgage-backed securities that the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at cost. All mortgage-backed securities are currently held for sale and carried at fair value. Purchase premiums and discounts on mortgage-backed securities are amortized and accreted to interest income using the effective interest method, taking into consideration assumed prepayment patterns.

Management Strategy

      Our strategy is to operate as an independent financial institution dedicated to serving the needs of customers in our market area, which consists of Hillsborough and Cheshire counties in New Hampshire and Worcester County in Massachusetts. We intend to continue to attract retail deposits, with the goal of expanding the deposit base and to rely on organic growth. This growth is anticipated to include the establishment of new branches, either by acquisition or by exploring opportunities in our market area.

      Our commitment is to provide a reasonable range of products and services to meet the needs of our customers. Our goal is to grow the Company while providing cost effective services to our market area and leveraging our infrastructure.

      Financial highlights of our strategy include:

      Continuing Asset Growth and Expanding Market Presence. As a credit union, by law, we served a specific group of customers. As a result of our May 1996 conversion to a federal savings bank, our base of possible customers expanded such that we could, for the first time, broadly target individuals and businesses in our market area. Total assets have grown $59.9 million, or 549.5%, from $10.9 million at April 30, 1996 to $70.8 million at December 31, 2004, as a result of our efforts to expand and market our product lines to appeal to a wide base of prospective customers.

      Continuing to be a Diversified Lender. On a measured pace, since our 1996 conversion from a credit union to a savings bank, we have diversified our loan products beyond offering commercial real estate loans. We are now able to better serve the needs of our community. As a result of expanding our product lines, one-to-four family residential loans comprised 54.1% of our loan portfolio at December 31, 2004. We intend to continue to concentrate on home and business lending, offering one-to-four family residential, commercial business, commercial real estate, home equity, and to a lesser extent, multi-family residential and consumer loans.

      Continuing Our Strong Asset Quality. The new loan product lines mentioned above were introduced only when we were confident that our staff had the necessary expertise and sound underwriting and collection procedures were in place. In addition to these conservative lending practices, we invest in high grade securities. Our high asset quality is reflected in our ratio of non-performing assets to total assets, which was 0.30% and 0.39% at December 31, 2004 and 2003, respectively.

      Maintaining a Strong Capital Position. As a result of our conservative risk management, we have consistently maintained capital in excess of regulatory requirements. As a result of the completion of our stock offering in June 2004, our equity to total assets ratio increased to 7.37% at December 31, 2004 from 5.68% at December 31, 2003.

      Building Core Deposits. As a credit union, our deposits were concentrated in regular savings accounts. Since 1997, we have been offering a wide range of deposit accounts. We have tried to increase our core deposits, including checking accounts, NOW accounts and savings accounts, which generally are lower cost sources of funds than certificates of deposits and are less sensitive to withdrawal when interest rates fluctuate. We intend to continue to offer a broad range of deposits and to try to increase our core deposits through branch acquisitions such as the Winchendon branch acquisition that was completed in the fourth quarter of 2004 as well as the establishment of a branch in Rindge, New Hampshire which is anticipated to be open in 2006. The acquisition of the Winchendon branch increased our operating costs in the fourth quarter of 2004 in the form of salaries and benefits for the branch personnel, to increased occupancy and equipment costs of maintaining a branch as well as increased other expenses such as postage, supplies, courier and marketing initiatives with having a presence outside of our Peterborough location.

      All of these initiatives are designed to improve our profitability in future years.

Acquisition of Branch

      Effective October 15, 2004, the Bank acquired a branch in Winchendon, Massachusetts from Fitchburg Savings Bank and received approximately $4.9 million in cash and cash equivalents. The acquisition has been accounted for using the purchase method of accounting and accordingly, the operations of this branch are included in the Company's consolidated financial statements from the date of acquisition. The core deposit intangible is being amortized over 9.3 years using the sum of the digits method. Goodwill will be tested for impairment annually or whenever there is an impairment indicator.

The acquisition was allocated as follows:


      Description                                 Amount
      -----------                                 ------

      Net cash and cash equivalents received    $4,866,756
      Loans, net                                     6,474
      Accrued interest receivable                       30
      Premises and equipment                       280,550
      Core deposit intangible                      135,000
      Goodwill                                     132,293
      Deposits                                                $5,417,741
      Accrued interest payable                                     3,362

Comparison of Financial Condition at December 31, 2004 and December 31, 2003.

      General. Our total assets increased by $27.1 million, or 62.0%, to $70.8 million at December 31, 2004 compared to $43.7 million at December 31, 2003. The increase primarily reflected growth in our investment portfolio of $20.6 million to $30.7 million at December 31, 2004 from $10.1 million at December 31, 2003 and an increase in the net loan portfolio of $4.9 million to $35.6 million at December 31, 2004 from $30.7 million at December 31, 2003. The increase in assets was funded by an increase in deposits of $11.7 million, an increase in Federal Home Loan Bank ("FHLB") advances of $12.7 million and an increase in capital of $2.7 million.

      Cash and cash equivalents. Cash and cash equivalents remained consistent decreasing $45,000, or 2.5%, to $1.8 million at December 31, 2004 from $1.8 million at December 31, 2003. Interest bearing demand deposits in other financial institutions, including FHLB overnight deposits, decreased $862,000 to $519,000 at December 31, 2004 from $1.4 million at December 31, 2003, partially offset by cash and due from banks which increased $816,000 to $1.3 million at December 31, 2004 from $442,000 at December 31, 2003. The level of interest bearing deposits, which are short-term overnight investments, fluctuates as investments are made in other earnings assets such as loans and investments, and as balances of interest bearing liabilities such as deposits and FHLB advances fluctuate. Interest bearing deposits are also used to fund cash and due from bank requirements. The increase in cash and due from banks is due to an increase in the amount of items processed through the Company's depository bank accounts that settled subsequent to the end of the reporting period.

      Investments. The Company classifies its investments in debt securities as securities held to maturity, securities available for sale or trading securities. Securities held to maturity are carried at amortized cost, securities available for sale are carried at market value with unrealized gains and losses shown in accumulated other comprehensive income
(loss) as a separate component of capital, net of related tax effects, and trading securities are carried at market value with unrealized gains and losses reflected in earnings. The Company had no securities classified as trading securities during 2004 or 2003.

      Our investment portfolio increased $20.6 million to $30.7 million at December 31, 2004 from $10.1 million at December 31, 2003. The increase was primarily due to the purchase of $33.0 million of mortgage-backed securities during the year, primarily 1 year adjustable rate Ginnie Mae securities, partially offset by $12.5 million of proceeds received on sales and principal paydowns of mortgage-backed securities. The funding of these securities was mainly driven by an increase in deposits from customers, an increase in deposits from the branch acquisition and an increase in the level of FHLB advances.

      At December 31, 2004 and 2003, the net unrealized losses on securities available for sale, net of related tax effects, were $28,000 and $68,000, respectively. These net unrealized losses are shown in accumulated other comprehensive loss as a separate component of capital.

      At December 31, 2004, the weighted average maturity of mortgage-backed securities available for sale is 319 months, based upon their final maturities. However, normal principal repayments and prepayments of mortgage-backed securities are received regularly, substantially reducing their weighted average maturities. The majority of mortgage-backed securities are 1 year adjustable rate securities with the weighted average to next repricing adjustment being 8 months on average.

      Federal Home Loan Bank Stock amounted to $1.2 million at December 31, 2004, an increase of $735,000. The increase in Federal Home Loan Bank Stock is primarily due to the increase in the level of borrowings with the Federal Home Loan Bank of $12.6 million during the year.

      Loans. At December 31, 2004 and 2003 the Company's loan portfolio consisted of the following:


                                 December 31,
                              -------------------
                               2004        2003
                               ----        ----
                                (In thousands)

Commercial real estate        $ 9,573     $ 8,352
Consumer real estate           22,498      18,953
Construction loans                220          73
Commercial loans                3,118       3,116
Consumer loans                    336         399
                              -------     -------
                               35,745      30,893
Allowance for loan losses        (325)       (320)
Deferred costs, net               182         155
                              -------     -------
      Net loans               $35,602     $30,728
                              =======     =======

      Our net loan portfolio increased $4.9 million, or 16.0%, from $30.7 million at December 31, 2003 to $35.6 million at December 31, 2004. The largest increase was in consumer real estate loans which includes one-to-four-family residential, home equity and multifamily loans. Consumer real estate loans increased $3.5 million, or 18.4% to $22.5 million at December 31, 2004 from $19.0 million at December 31, 2003. The increase in volume was at a slower pace during the year than in 2003 as many residential real estate borrowers had refinanced into historically lower interest rates on 15 and 30 year loans then were available to these borrowers in 2004. While interest rates remain at relatively attractive levels on long-term fixed loans, adjustable rate loans are becoming less attractive due to the Federal Reserve Board increasing short term interest rates in 2004 five times totaling 125 basis points. In addition, the commercial real estate portfolio increased $1.2 million to $9.6 million at December 31, 2004 from $8.4 million at December 31, 2003. The low interest rate environment and participation of loans purchased with other banks was the primary reason for the growth in this area. In addition, if short term interest rates continue to increase as a result of Federal Reserve Board actions in 2005, the Company may find that loan volume is likely to decrease due to reduced borrower demand, thereby reducing our interest and fee income.

      Risk Elements. The table below sets forth the amounts and categories of nonperforming assets in our loan portfolio. Non-performing assets consist of non-accrual loans, accruing loans past due 90 days and more and foreclosed assets. Loans to a customer whose financial condition has deteriorated are considered for non-accrual status whether or not the loan is 90 days and over past due. Generally, all loans past due 90 days and over are classified as non-accrual. On non-accrual loans, interest income is not recognized until actually collected. At the time the loan is placed on non-accrual status, interest previously accrued but not collected is reversed and charged against current income.

      Foreclosed assets consist of real estate and other assets which have been acquired through foreclosure on loans. At the time of foreclosure, assets are recorded at the lower of their estimated fair value less selling costs or the loan balance, with any write-down charged against the allowance for loan losses.

      At the dates presented below, we had no troubled debt restructurings which involve forgiving a portion of interest or principal on any loans or making loans at a rate materially less than that of market rates.


                                         Year Ended December 31,
                                         -----------------------
                                             2004      2003
                                             ----      ----
                                             (In thousands)

Nonperforming loans:
--------------------
Consumer real estate                         $  --     $  62
Commercial real estate                         199        95
Commercial business                             --        --
Consumer                                        --        --
                                             -----     -----
Total nonperforming loans                      199       157
Other real estate owned                         13        13
                                             -----     -----
Total nonperforming assets                   $ 212     $ 170
                                             =====     =====

Nonperforming loans to total loans            0.56%     0.51%

Nonperforming assets to total assets          0.30%     0.39%

      The Company continues to focus on asset quality issues and allocates resources to the asset quality control functions of credit policy and administration, and loan review. Despite the continued focus on asset quality, there can be no assurance that adverse changes in the economic conditions and the real estate markets in the Company's primary market areas will not result in higher levels of nonperforming assets in the future and negatively impact the Company's operations through higher provisions for possible loan losses, decreases in accruals of interest income and increased noninterest expenses relating to the collection and workout of nonperforming assets.

      The Company has identified loans as impaired in accordance with Statement of Financial Accounting Standards ("SFAS") No. 114, when it is probable that interest and principal will not be collected according to the terms of the loan agreements. The balance of impaired loans was $199,000 and $95,000, respectively, at December 31, 2004 and December 31, 2003. The average recorded investment in impaired loans was $135,000 and $101,000, respectively, in 2004 and 2003. No income was recognized on impaired loans during 2004 and 2003. Total cash collected on impaired loans during 2004 and 2003 was $138,000 and $11,000, respectively, all of which was credited to the principal balance outstanding on such loans.

      Allowance for Loan Losses. We maintain an allowance for loan losses to absorb losses inherent in the loan portfolio. The allowance is based on ongoing, quarterly assessments of the estimated losses inherent in the loan portfolio. Our methodology for assessing the appropriateness of the allowance consists of several key elements, which include loss ratio analysis by type of loan and specific allowances for identified problem loans. In addition, the allowance incorporates the results of measuring impaired loans as provided in Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." These accounting standards prescribe the measurement methods, income recognition and disclosures related to impaired loans.

      The formula allowance is calculated by applying loss factors to outstanding loans based on the internal risk evaluation of the loans or pools of loans. Changes in risk evaluations of both performing and nonperforming loans affect the amount of the formula allowance. Loss factors are based both on our historical loss experience as well as on significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date.

      The appropriateness of the allowance is reviewed and established by management quarterly based on then-existing economic and business conditions affecting our key lending areas and other conditions, such as credit quality trends (including trends in nonperforming loans expected to result from existing conditions), collateral values, loan volumes and concentrations, specific industry conditions within portfolio segments and recent loss experience in particular segments of the portfolio that existed as of the balance sheet date and the impact that such conditions were believed to have had on the collectibility of the loan. Senior management reviews these conditions quarterly in discussions with our senior credit officers. To the extent that any of these conditions is evidenced by a known identifiable problem credit or portfolio segment as of the evaluation date, management's estimate of the effect of such condition may be reflected as a specific allowance applicable to such credit or portfolio segment. Where any of these conditions is not evidenced by a known identifiable problem credit or portfolio segment as of the evaluation date, management's evaluation of the loss related to this condition is reflected in the general allowance. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with known problem credits or portfolio segments.

      Management also evaluates the adequacy of the allowance for loan losses based on a review of individual loans, historical loan loss experience, the value and adequacy of collateral, and economic conditions in our market area. This evaluation is inherently subjective as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. For all specifically reviewed loans for which it is probable that the Company will be unable to collect all amounts due according to the terms of the loan agreement, the Company determines impairment by computing a fair value either based on discounted cash flows using the loan's initial interest rate or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogenous loans that are collectively evaluated for impairment and are excluded from specific impairment evaluation, and their allowance for loan losses is calculated in accordance with the allowance for loan losses policy described above.

      Because the allowance for loan losses is based on estimates of losses inherent in the loan portfolio, actual losses can vary significantly from the estimated amounts. Our methodology as described permits adjustments to any loss factor used in the computation of the formula allowance in the event that, in management's judgment, significant factors which affect the collectibility of the portfolio as of the evaluation date are not reflected in the loss factors. By assessing the estimated losses inherent in the loan portfolio on a quarterly basis, we are able to adjust known and inherent loss estimates based upon any more recent information that has become available. In addition, management's determination as to the amount of our allowance for loan losses is subject to review by the Office of Thrift Supervision and the FDIC, which may require the establishment of additional general or specific allowances based upon their judgment of the information available to them at the time of their examination of the Company.

      At December 31, 2004 and 2003, our allowance for possible loan losses was $325,000 and $320,000, respectively, and the ratio of the allowance to total loans outstanding was 0.91% and 1.04%, respectively. At December 31, 2004 and 2003, the allowance for loan losses represented 163.32% and 203.82%, respectively, of nonperforming loans. The Company recorded a benefit (instead of a provision) for loan losses for the year ended December 31, 2003, primarily as a result of the payoff and upgrade of approximately $1.1 million of residential real estate loans originated by prior management for which higher allowance for loan losses had been allocated due to their weak historical performance. We believe that our allowance for loan losses is at an amount that will absorb known identifiable loan losses as well as estimated losses inherent in the portfolio for which the losses are probable but not identifiable. Provisions to the allowance may be necessary if the market in which the Company operates deteriorates. Additionally, regulatory agencies review the Company's allowance for loan losses as part of their examination process. Such agencies may require the Company to recognize additions to the allowance based on judgments which may be different from those of management.

      Premises and equipment net, increased by $543,000 as a result of the Company acquiring a branch in Winchendon, Massachusetts and acquiring land in New Hampshire, with the intent of opening a full-service branch in 2006.

      The increase in goodwill of $132,000 and core deposit intangible of $135,000 is attributable to the acquisition of a branch in Winchendon, Massachusetts in the fourth quarter of 2004.

      The decrease in other assets of $42,000 is primarily the result of a $55,000 decrease in current and deferred income taxes over the prior year, partially offset by an increase in prepaid expenses.

      Deposits. A summary of deposits at December 31, 2004 and 2003 follows:


                                    December 31,
                                 -------------------
                                  2004        2003
                                  ----        ----
                                   (In thousands)

NOW accounts                     $ 3,440     $ 2,731
Savings accounts                   3,317       1,740
Money market deposit
 accounts                         11,881      13,114
Time certificates                 23,041      14,655
                                 -------     -------
      Total interest bearing
       deposits                   41,679      32,240
Noninterest bearing deposits       4,418       2,192
                                 -------     -------
      Total deposits             $46,097     $34,432
                                 =======     =======

      Our total deposits increased $11.7 million, or 34.0%, to $46.1 million at December 31, 2004 from $34.4 million at December 31, 2003. Interest-bearing deposits increased $9.5 million, to $41.7 million at December 31, 2004 from $32.2 million at December 31, 2003, while noninterest-bearing deposits increased $2.2 million, to $4.4 million at December 31, 2004 from $2.2 million at December 31, 2003. The acquisition of the branch in Winchendon, Massachusetts contributed to $4.7 million and $931,000 of growth in interest-bearing and non interest-bearing deposits, respectively. The increase in NOW and Savings accounts is primarily attributable to the branch acquisition noted above. The decrease in money market deposit accounts of $1.2 million is primarily the result of customers transferring money out of money market accounts into more attractive shorter term certificates of deposits. This movement is the direct result of the Federal Reserve Board action as noted in the loan section. The additional increase in deposit growth for noninterest-bearing deposits and time certificates is the direct result of our marketing initiatives in these areas as well as paying competitive interest rates on time certificates. The increase in deposits for the year was used to fund loan as well as investment growth.

      Borrowings. FHLB advances increased $12.7 million to $19.4 million at December 31, 2004 from $6.7 million at December 31, 2003. The proceeds of borrowings from the FHLB were primarily used to fund investments in available for sale securities and to a lesser extent loans.

      Principal payments due on other borrowings after December 31, 2004 are $5.7 million in 2005, $6.5 million in 2006, $1.7 million in 2007, $425,000 in 2008, $4.0 million in 2009 and $1.0 million in years thereafter. The FHLB has the option to put and require the repayment of $4.0 million of borrowings during 2005; $1.0 million of which is at an interest rate of 3.15% maturing in 2009 if the three month LIBOR exceeds 5.00%; $3.0 million of which is at a weighted average interest rate of 3.04% maturing in 2009 if the three month LIBOR exceeds 6.50%. Additionally, the FHLB has the option to put and require the repayment of $1.0 million of borrowings during 2006 if the three month LIBOR exceeds 6.50% of which borrowings is at an interest rate of 3.99% maturing in 2014. As of December 31, 2004, the three month LIBOR was at 2.56%. Should the FHLB require repayment of the putable borrowings on the put dates, the interest cost to replace such borrowings would likely increase.

      Capital. Total capital increased by $2.7 million to $5.2 million at December 31, 2004 from $2.5 million at December 31, 2003. Our equity to assets ratio was 7.37% at December 31, 2004 compared to 5.68% at December 31, 2003. The increase in total capital was primarily attributable to the issuance of common stock producing $2.7 million in net proceeds, net earnings of $32,000, and an increase in other comprehensive income of $40,000.

Average Balances, Net Interest Income, Yields Earned and Rates Paid

      The following table sets forth certain information for the years ended December 31, 2004 and 2003. The average yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from daily balances. The table reflects the averages of the Bank only during 2003 and through June 28, 2004 and the consolidated average balance sheet of the Company thereafter through December 31, 2004.


                                                       For the Years Ended December 31,
                                      ------------------------------------------------------------------
                                                    2004                               2003
                                      -------------------------------    -------------------------------
                                                              Average                            Average
                                       Average                 Yield/     Average                 Yield/
                                       Balance    Interest      Cost      Balance    Interest      Cost
                                      --------    --------    -------    --------    --------    -------

INTEREST-EARNING ASSETS                                     (Dollars in Thousands)
-----------------------

Loans, net (1)                        $33,020      $1,862      5.64%     $24,167      $1,470      6.08%
Mortgage-backed securities(2)          20,586         615      2.99%      15,909         464      2.92%
Agency securities                          --          --                    108           3      2.78%
Federal Home Loan Bank stock              850          25      2.94%         451          14      3.10%
Other interest-earning assets           1,191          12      1.01%       1,208          10      0.83%
                                      -------      ------                -------      ------

Total interest-earning assets          55,647       2,514      4.52%      41,843       1,961      4.69%
                                                   ------                             ------
Non-interest earning assets               934                                670
                                      -------                            -------
Total assets                          $56,581                            $42,513
                                      =======                            =======

INTEREST-BEARING LIABILITIES
----------------------------

NOW and money market                  $15,191         116      0.76%     $12,931         114      0.88%
Savings deposits                        2,112          13      0.62%       1,818          10      0.55%
Certificates of deposit                16,071         442      2.75%      15,389         442      2.87%
FHLB advances                          16,097         422      2.62%       8,148         259      3.18%
                                      -------      ------      ----      -------      ------      ----

Total interest-bearing liabilities     49,471         993      2.01%      38,286         825      2.15%
                                                   ------                             ------
Non-interest bearing liabilities        3,257                              1,697
                                      -------                            -------
Total liabilities                      52,728                             39,983
Equity                                  3,853                              2,530
                                      -------                            -------
Total liabilities and equity          $56,581                            $42,513
                                      =======                            =======

Net interest/spread                                $1,521      2.51%                  $1,136      2.54%
                                                   ======      ====                   ======      ====
Margin(3)                                                      2.73%                              2.72%
                                                               ====                               ====

Ratio of interest-earning assets
 to interest-bearing liabilities       112.48%                            109.29%
                                      =======                            =======

--------------------
<F1>  Calculated net of deferred fees and loss reserves and includes non-
      performing loans.
<F2>  Calculated based on amortized cost.
<F3>  Net interest income divided by interest-earning assets.

Rate/Volume Analysis

      The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume, which are changes in volume multiplied by the old rate; (2) changes in rate, which are changes in rate multiplied by the old volume; and (3) changes in rate/volume, which are the changes in rate times the changes in volume.


                                               For the Year Ended
                                           December 31, 2004 vs. 2003
                                               Increase (Decrease)
                                                     Due to
                                      ------------------------------------
                                                          Rate/
                                      Volume     Rate     Volume      Net
                                      ------    ------    ------    ------
                                                 (In Thousands)

INTEREST-EARNING ASSETS
-----------------------

Loans, net(1)                         $ 538     $(106)    $ (40)    $ 392
Mortgage-backed securities              137        11         3       151
Agency securities                        (3)       (3)        3        (3)
Federal Home Loan Bank stock             12        (1)       --        11
Other interest-earning assets            --         2        --         2
                                      -----     -----     -----     -----

Total interest-earning assets         $ 684     $ (97)    $ (34)    $ 553
                                      =====     =====     =====     =====

INTEREST-BEARING LIABILITIES
----------------------------
NOW and money market accounts         $  20     $ (15)    $  (3)    $   2
Savings deposits                          2         1        --         3
Certificates of deposit                  19       (18)       (1)       --
FHLB advances                           253       (46)      (44)      163
                                      -----     -----     -----     -----

Total interest-bearing liabilities    $ 294     $ (78)    $ (48)    $ 168
                                      =====     =====     =====     =====

Net interest/spread                   $ 390     $ (19)    $  14     $ 385
                                      =====     =====     =====     =====

--------------------
<F1>  Total loans are not net of deferred fees and costs.

Comparison of Results of Operations for the Years Ended December 31, 2004 and 2003.

      General. We recorded net income of $32,000 for the year ended December 31, 2004 and $27,000 for the year ended December 31, 2003. The increase in earnings for 2004 was primarily driven by an increase in net interest income and noninterest income of $386,000 and $20,000, respectively, partially offset by a $333,000 increase in noninterest expense and $50,000 in benefit for loan losses recorded in 2003 and $0 in 2004. In addition, should our fee and interest income from our lending operations decline, which is likely if interest rates rise since loan demand may decline as a result, our income will be negatively affected.

      Our profitability was marginal during the years ended December 31, 2004 and 2003 primarily due to our high fixed operating costs in relation to the amount of net interest income and non-interest income we generated and our comparatively low net interest margin (net interest income divided by average interest earning assets). Non-interest expense (consisting primarily of salaries and employee benefits) divided by net interest income plus non-interest income, commonly referred to as our efficiency ratio, was 96.88% for the 2004 fiscal year compared to 101.34% for the 2003 fiscal year. The existing operating platform we have in place relative to the size of our customer base and asset base has tended to negatively impact our profitability. Additional anticipated costs from the proposed issuance of restricted stock awards and stock options combined with additional federal securities laws compliance costs as well as costs associated with having an additional branch location, may further reduce our limited earnings that have been generated over the past couple of years and may cause us to report negative earnings for most if not all of the year for 2005. Our net interest margin during the year ended December 31, 2004 and 2003 was 2.73% and 2.72%, respectively. A large portion of our loan portfolio consists of residential real estate loans which generally have lower interest rates compared to commercial loans. In addition, the yield on our interest earning assets has decreased, primarily due to refinancing of existing loans and downward repricing of interest rates on adjustable rate loans and securities throughout most of 2004, more quickly than our interest bearing liabilities resulting in the interest rate spread decreasing 3 basis points from 2.54% for 2003 to 2.51% for 2004. Should we be unable to generate continued commercial and residential loan volume in 2005, or be reliant on investments in securities, or become more reliant on certificates of deposit or Federal Home Loan Bank borrowings, our net interest margin may become further compressed which will have a negative impact on our net interest margin and net earnings potential.

      Net Interest Income. Net interest income increased $385,000, or 33.9%, to $1.5 million for the year ended December 31, 2004 compared to $1.1 million for the year ended December 31, 2003, reflecting a $553,000, or 28.2%, increase in interest income, offset by a $168,000, or 20.4%, increase in interest expense. The increase of $385,000 in 2004 compared to 2003 relates primarily to an increase of $13.8 million, or 33.0%, in average interest earning assets to $55.6 million in 2004 from $41.8 million in 2003, partially offset by an increase in average interest bearing liabilities of $11.2 million, or 29.2%, to $49.5 million in 2004 from $38.3 million in 2003. Additionally, the interest rate spread decreased to 2.51% in 2004 from 2.54% in 2003, while the net interest margin increased from 2.72% in 2003 to 2.73% in 2004. Also, the ratio of average interest-earning assets to average interest-bearing liabilities increased to 112.5% for year ended December 31, 2004 compared to 109.3% for year ended December 31, 2003.

      Interest Income. Total interest income increased by $553,000, or 28.2%, to $2.5 million for the year ended December 31, 2004 from $2.0 million for the year ended December 31, 2003. Interest income on loans increased $392,000 to $1.9 million in 2004 from $1.5 million in 2003. The increase was primarily the result of an increase in the average loan balances of $8.8 million, or 36.4%, to $33.0 million in 2004, from $24.2 million in 2003, partially offset by a decrease in average loan yields to 5.64% in 2004 from 6.08% in 2003. The increase in the average loan balances was primarily attributable to strong loan demand for residential real estate during the third and fourth quarters of 2003. The pace of this activity slowed during 2004 to a more moderate pace as interest rates although at relatively lower levels became less favorable for borrowers to refinance. The low interest rate environment throughout 2003 and most of 2004, encouraged consumers into home equity loans and businesses into commercial real estate and commercial loans. The decrease in loan yields is primarily the result of a change in the mix of loans to lower yielding residential real estate loans which accounted for 63.4% of average loans for 2004 compared to 54.0% for 2003, a decrease in yields on residential loans due to the refinancing of the portfolio into lower fixed rate mortgages and the downward adjustment of rates on adjustable rate loans. The decrease in loan yields was partially offset by an increase in the commercial portfolio as the yield on this portfolio began to increase as the result of the increases in the prime lending rate during the second half of 2004.

      Interest income on investment securities, Federal Home Loan Bank stock and interest-bearing deposits with other financial institutions increased $161,000, or 32.8%, for the year ended December 31, 2004 to $652,000 from $491,000 for the year ended December 31, 2003. The increase was primarily the result of an increase in the average balance of the portfolio by $4.9 million, or 27.7%, to $22.6 million in 2004, from $17.7 million in 2003, coupled with an increase in the overall average yield on total investments from 2.77% in 2003 to 2.89% in 2004. The increase in the average balances in the investment portfolio is the direct result of the Company leveraging the balance sheet with an increase in funding with FHLB advances. The majority of investment securities were invested in one year adjustable rate securities which are expected to reprice upward during 2005.

      Interest Expense. Total interest expense increased by $168,000, or 20.4%, to $993,000 for the year ended December 31, 2004 from $825,000 for the year ended December 31, 2003. Interest expense on deposits increased $5,000 to $571,000 in 2004 from $566,000 in 2003. The increase was primarily the result of an increase in the average deposit balances of $3.3 million, or 11.0%, to $33.4 million in 2004, from $30.1 million in 2003, partially offset by a decrease in the average deposit costs to 1.71% in 2004 from 1.88% in 2003. Average NOW and money market accounts increased $2.3 million to $15.2 million in 2004 from $12.9 million in 2003, average savings accounts increased $294,000 to $2.1 million from $1.8 million and average time deposits increased $682,000 to $16.1 million from $15.4 million. The increase in the average balances is the result of the Company targeting its marketing efforts for NOW accounts and offering competitive rates on time deposits and to a lesser extent, the acquisition of a branch in Winchendon, Massachusetts which became effective October 15, 2004. The decrease in deposit costs is due to the general downward repricing of time deposits into shorter term maturities and a change in the mix of deposits to lower costing deposits, partially as a result of the branch acquisition.

      Interest expense on FHLB advances increased $163,000, or 62.9%, to $422,000 for the year ended December 31, 2004 from $259,000 for the year ended December 31, 2003. The increase was primarily the result of an increase in the average balances of FHLB advances of $8.0 million to $16.1 million in 2004 from $8.1 million in 2003, partially offset by a decrease in the average borrowing costs to 2.62% in 2004 from 3.18% in 2003. The Company used the additional funding of FHLB advances to increase its position in investment securities. During 2004, the Company reduced borrowing costs by using a combination of short term maturity borrowings coupled with $5.0 million in putable borrowings. The borrowing strategy was an effort to take advantage of lower interest rates which were in effect during the first half of 2004.

      Benefit for Loan Losses. The Company did not record a provision for loan losses in fiscal 2004 and recorded a benefit for loan losses (rather than a provision) of $50,000 for the year ended December 31, 2003. The allowance for loan losses as a percent of total loans was 0.91% at December 31, 2004 as compared to 1.04% at December 31, 2003. Nonperforming loans increased by $42,000 to $199,000 or 0.56% of total loans at December 31, 2004 from $157,000 or 0.51% of total loans at December 31, 2003. The mix of the loan portfolio continues to be weighted in 1-4 family residential real estate loans which accounted for 54.1% and 53.3% of total loans at December 31, 2004 and 2003, respectively. These loans generally have a lower credit risk allocation and the portfolio has reduced levels of criticized and classified loans. In establishing the allowance for loan losses we follow standards established by the Office of Thrift Supervision as modified by our historical loss experience to reflect reserve levels that are appropriate for a particular loan or group of loans. We also take into consideration peer group loss experience for residential loans since our historical loss experience has been minimal. We believe that our allowance for loan losses covers known identifiable loan losses as well as estimated losses inherent in the portfolio for which the losses are probable but not specifically identifiable.

      The benefit and the decrease in the allowance for loan losses for 2003 was primarily the result of the payoff and upgrade of approximately $1.1 million of residential mortgage loans for which higher allowances had been allocated based on weak historical performance.

      Total Noninterest Income. Noninterest income increased $20,000 to $242,000 in 2004 from $222,000 in 2003. The increase in 2004 compared to 2003 was attributable to increases in net gains on sales of available-for-sale securities of $29,000, service charges on deposits of $18,000, other income of $15,000, partially offset by decreases in loan commissions of $40,000 and a decrease in net gains on sales of loans of $2,000. The increase in service charges is primarily related to the increase in new accounts opened during the year and the increase related to the branch acquisition in the fourth quarter. The increase in other income is the result of increased merchant activity as a result of new business accounts as well as an increase in servicing income on sold SBA loans. The decrease in loan commissions is the result of the Company having less volume of residential real estate loans in 2004 compared with 2003 that were originated and kept by the mortgage banking company that the Company uses to generate mortgage loans. Fees received and paid on loans that are closed by the mortgage banking company and placed in our portfolio are deferred and amortized as an adjustment of yield.

      Total Noninterest Expenses. Noninterest expenses increased $333,000, or 24.2%, to $1.7 million for the year ended December 31, 2004 compared to $1.4 million for the year ended December 31, 2003. The increase during 2004 was primarily due to increased salaries and employee benefits expense of $141,000, increased professional fees of $73,000, increased other expense of $60,000, increased data processing expense of $51,000, increased occupancy expense of $21,000 and increased marketing expense of $14,000, partially offset by a decrease in prepayment penalties on borrowings of $33,000.

      Salaries and employee benefits represented 50.7% and 52.7% of total non-interest expense for the years ended December 31, 2004 and 2003, respectively. Total salaries and employee benefits increased $141,000, or 19.4%, to $867,000 for the year ended December 31, 2004 from $726,000 for the same period in 2003. The increase is primarily attributable to an increase in average full time equivalent employees from 16 in 2003 to 18 in 2004, reduced salary deferrals on loans as a result of less volume in 2004 compared with 2003, normal salary increases, increase in vacation accruals and an increase in health care costs, partially offset by lower pension costs in 2004 as the plan was terminated in June 2004.

      Occupancy expense increased $21,000, or 22.1%, to $116,000 in 2004 from $95,000 in 2003. The increase is primarily the result of the Company renegotiating its lease on a building in the third quarter of 2003 coupled with the costs associated with having an additional branch in Winchendon, Massachusetts in the fourth quarter of 2004.

      Data processing expense increased $51,000, or 42.9%, to $170,000 in 2004 from $119,000 in 2003 primarily as a result of increased service bureau costs of $30,000 and increased costs associated with the Company commencing the rental of eight ATM machines with the Monadnock Community Bank label in 2004. The Company incurred $23,000 in data processing one-time costs related to the branch acquisition conversion.

      Professional fees increased $73,000 to $115,000 in 2004 from $42,000 in 2003 primarily associated with increased legal, audit, consultant and shareholder related expenses as a result of the Bank reorganizing to a stock based mutual holding company during the second quarter of 2004.

      Marketing expense increased $14,000 to $54,000 in 2004 from $40,000 in 2003 as the Company advertised more heavily in 2004 in an effort to bring in new deposit accounts as well as advertised in the Winchendon and surrounding towns as a result of the branch acquisition in the fourth quarter of 2004.

      Other expense increased $60,000, or 36.4%, to $225,000 in 2004 from $165,000 in 2003 due to one-time charges of $17,000 related to the branch acquisition, increased costs related to having a second branch, and costs associated with preparation for the Company's annual meeting in 2005.

      Income tax expense increased $17,000 to $22,000 in 2004 from $5,000 in 2003 and represented effective tax rates of 40.3% in 2004 and 15.7% in 2003. Excluding the benefit for loan losses of $50,000 for 2003, the effective tax rate was 27.8%. The loss carryover benefit is applicable only on earned income, and since the benefit for loan losses of $50,000 in 2003 is not earned income, the loss carryover could not be used in 2003.

Asset and Liability Management and Market Risk

      Our Risk When Interest Rates Change. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market interest rates change over time. Our loans generally have longer maturities than our deposits. Accordingly, our results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk.

      How We Measure Our Risk of Interest Rate Changes. As part of our attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor our interest rate risk. In monitoring interest rate risk we continually analyze and manage assets and liabilities based on their payment streams and interest rates, the timing of their maturities, and their sensitivity to actual or potential changes in market interest rates.

      In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on our results of operations, we have adopted asset/liability and funds management policies to better match the maturities and repricing terms of our interest-earning assets and interest-bearing liabilities. The board of directors sets and recommends the asset and liability and funds management policies of the Bank, which are implemented by the asset/liability management committee.

      The purpose of the asset/liability committee is to communicate, coordinate and control asset/liability management consistent with our business plan and board approved policies. The committee establishes and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk and profitability goals.

      The asset/liability management committee generally meets quarterly to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital position, anticipated changes in the volume and mix of assets and liabilities and interest rate risk exposure limits versus current projections using a net present value of portfolio equity analysis and income simulations. The asset/liability management committee recommends appropriate strategy changes based on this review.

      In order to manage our assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, we have focused our strategies on:

      *  Purchasing adjustable rate securities

      *  Originating and purchasing adjustable rate loans,

      *  Originating a reasonable volume of fixed rate mortgages,

      *  Managing our deposits to establish stable deposit relationships,

      * Using Federal Home Loan Bank advances and pricing on fixed-term non-core deposits to align maturities and repricing terms, and

      *  Limiting the percentage of fixed-rate loans in our portfolio.

      At times, depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, the asset/liability management committee may determine to increase our interest rate risk position somewhat in order to maintain our net interest margin.

      The asset/liability management committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and market value of portfolio equity, which is defined as the net present value of an institution's existing assets, liabilities and off-balance sheet instruments, and evaluating such impacts against the maximum potential changes in net interest income and market value of portfolio equity that are authorized by the board of directors of the Bank.

      The Office of Thrift Supervision provides us with the information presented in the following table, which is based on information provided to the Office of Thrift Supervision by the Bank. It presents the change in the Bank's net portfolio value at December 31, 2004 (the latest data available), that would occur upon an immediate change in interest rates based on Office of Thrift Supervision assumptions, but without giving effect to any steps that management might take to counteract that change.

      The following table illustrates the change in net interest income at December 31, 2004 that would occur in the event of an immediate change in interest rates, with no effect given to any steps that management might take to counter the effect of that interest movement. Such changes are within the parameters established by our asset/liability management committee.


                                December 31, 2004
--------------------------------------------------------------------------------
     Change in
 Interest Rates in
Basis Points ("bp")           Net Portfolio Value          as % of PV of Assets
    (Rate Shock        --------------------------------    ---------------------
     in Rates)         $ Amount    $ Change    % Change    NPV Ratio    $ Change
-------------------    --------    --------    --------    ---------    --------
                                         (Dollars in Thousands)

      +300 bp            3,567      -2,119       -37%        5.24%       -270bp
      +200 bp            4,516      -1,170       -21%        6.50%       -144bp
      +100 bp            5,268        -418        -7%        7.45%        -49bp
         0 bp            5,686          --        --         7.94%           --
      -100 bp            5,638         -48        -1%        7.81%        -13bp

      The Office of Thrift Supervision uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.

      As with any method of measuring interest rate risk, shortcomings are inherent in the method of analysis presented in the foregoing tables. For example, although assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in the market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, if interest rates change, expected rates of prepayments on loans and early withdrawals from certificates of deposit could deviate significantly from those assumed in calculating the table.

Liquidity and Commitments

      Prior to the passage of the Financial Regulatory Relief and Economic Efficiency Act of 2000 in December 2000, we were required to maintain minimum levels of investments that qualify as liquid assets under Office of Thrift Supervision regulations. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, we have maintained liquid assets at levels above the minimum requirements formerly imposed by Office of Thrift Supervision regulations and above levels believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained.

      Our liquidity, represented by cash and cash equivalents and mortgage-backed and related securities, is a product of our operating, investing and financing activities. Our primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans and mortgage-backed securities, and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and mortgage-backed related securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, we invest excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements. We also generate cash through borrowings. We utilize Federal Home Loan Bank advances to leverage our capital base and provide funds for our lending and investment activities, and enhance our interest rate risk management.

      Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, we maintain a strategy of investing in various lending products such as residential, commercial and consumer loans. We use our sources of funds primarily to meet ongoing commitments, to pay maturing time deposits and savings withdrawals, to fund loan commitments and to maintain our portfolio of mortgage-backed and related securities. At December 31, 2004, the total approved loan commitments unfunded amounted to $4.4 million, which includes the unadvanced portion of loans of $3.9 million. Certificates of deposits and advances from the Federal Home Loan Bank of Boston scheduled to mature in one year or less at December 31, 2004, totaled $12.9 million and $5.7 million, respectively. Based on historical experience, we believe that a significant portion of maturing deposits will remain with the Bank. We anticipate that we will continue to have sufficient funds, through deposits and borrowings, to meet our current commitments.

      At December 31, 2004, we had total collateral available to support an additional $19.2 million in additional advances from the Federal Home Loan Bank of Boston, but the Bank's internal policy limits Federal Home Loan Bank advances to 40% of total assets which amounts to an additional $7.7 million in borrowing capacity at year end.

Capital

      Consistent with our goal to operate a sound and profitable financial organization, we actively seek to maintain a "well-capitalized" institution in accordance with regulatory standards. Total equity totaled $5.2 million or 7.37% of total assets at December 31, 2004 compared to $2.5 million, or 5.68% of total assets at December 31, 2003. Total equity increased $2.7 million, primarily as a result of the completion of the Company's stock offering in the second quarter of 2004.

      As of December 31, 2004, the most recent notification from the OTS categorized the Bank as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the subsidiary bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios of 10%, 6% and 5%, respectively. There have been no conditions or events since that notification that management believes would cause a change in the Bank's categorization.

Impact of Inflation

      The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

      Our primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturity structure of our assets and liabilities are critical to the maintenance of acceptable performance levels.

      The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of non-interest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that we have made. We are unable to determine the extent, if any, to which properties securing our loans have appreciated in dollar value due to inflation.

Recent Accounting Pronouncements

      In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement (a) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, (b) clarifies when a derivative contains a financing component, (c) amends the definition of an underlying to conform to language used in FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," and (d) amends certain other existing pronouncements. The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003. There was no substantial impact on our consolidated financial statements on adoption of this Statement.

      In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that certain financial instruments that were previously classified as equity must be classified as a liability. Most of the guidance in SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This Statement did not have any material effect on our consolidated financial statements.

      In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), in an effort to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. In December 2003, the FASB revised Interpretation No. 46, also referred to as Interpretation 46 (R) ("FIN 46(R)"). The objective of this interpretation is not to restrict the use of variable interest entities but to improve financial reporting by companies involved with variable interest entities. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. This interpretation changes that, by requiring a variable interest entity to be consolidated by a company only if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. We are required to apply FIN 46, as revised, to all entities subject to it no later than the beginning of the first fiscal year or interim period beginning after December 15, 2004. The adoption of this interpretation is not expected to have a material effect on our consolidated financial statements.

      In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits - an amendment of SFAS No. 87, SFAS No. 88 and SFAS No. 106" ("SFAS No. 132 (revised 2003)"). This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This Statement retains the disclosure requirements contained in SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits," which it replaces. It requires additional disclosures to those in the original Statement 132 about assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. This Statement is effective for financial statements with fiscal years ending after December 15, 2003 and interim periods beginning after December 15, 2003. Adoption of this Statement did not have a material impact on our consolidated financial statements.

      In December 2003, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 03-3 ("SOP 03-3") "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." SOP 03-3 requires loans acquired through a transfer, such as a business combination, where there are differences in expected cash flows and contractual cash flows due in part to credit quality be recognized at their fair value. The excess of contractual cash flows over expected cash flows is not to be recognized as an adjustment of yield, loss accrual, or valuation allowance. Valuation allowances cannot be created nor "carried over" in the initial accounting for loans acquired in a transfer on loans subject to SFAS 114, "Accounting by Creditors for Impairment of a Loan." This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004, with early adoption encouraged. The Company does not believe the adoption of SOP 03-3 will have a material impact on the Company's financial position or results of operations.

      In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payments" ("SFAS 123R"). This Statement revises FASB Statement No. 123, "Accounting for Stock Based Compensation" and supercedes APB Opinion No.

25, "Accounting for Stock Issued to Employees," and its related implementation guidance. SFAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the consolidated financial statements. It establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. This Statement is effective for the Company as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The Company does not believe the adoption of this Statement will have a material impact on the Company's financial position or results of operations.

                      COMMON STOCK AND RELATED MATTERS

      At December 31, 2004, there were approximately 283 stockholders of record. The Company's Common Stock is traded on the over-the-counter bulletin board under the symbol "MNCK". The following table sets forth the range of the high and low bid prices of the Bank's Common Stock since its initial trading day of June 29, 2004, and is based upon information provided through MSN.com. The Company has not paid any dividends since the completion of its initial public offering on June 28, 2004.


                              Prices of Common Stock
                              ----------------------
                               High             Low
                              ------           -----

Calendar Quarter Ended (1)

June 30, 2004                 $ 8.55           $8.25
September 30, 2004              8.50            7.20
December 31, 2004              14.00            7.80

--------------------
<F1>  The Bank's common stock began trading on June 29, 2004.

      Payment of dividends on Monadnock Community Bancorp, Inc.'s common stock is subject to determination and declaration by the Board of Directors and will depend upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, the Company's results of operations and financial condition, tax considerations and general economic conditions. No assurance can be given that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends, once declared, will continue.

                  SHATSWELL, MacLEOD & COMPANY, P.C. [LOGO]
                        CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Monadnock Community Bancorp, Inc.
Peterborough, New Hampshire

                        INDEPENDENT AUDITORS' REPORT
                        ----------------------------

We have audited the accompanying consolidated balance sheets of Monadnock Community Bancorp, Inc. and Subsidiary as of December 31, 2004 and 2003 and the related consolidated statements of income, changes in capital accounts and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Monadnock Community Bancorp, Inc. and Subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


                                       /s/ Shatswell, MacLeod & Company, P.C.
                                       SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
February 3, 2005


          83 PINE STREET * WEST PEABODY, MASSACHUSETTS 01960-3635 *
             TELEPHONE (978) 535-0206 * FACSIMILE (978) 535-9908
                  smc@shatswell.com      www.shatswell.com

              MONADNOCK COMMUNITY BANCORP, INC. AND SUBSIDIARY
              ------------------------------------------------

                         CONSOLIDATED BALANCE SHEETS
                         ---------------------------

                         December 31, 2004 and 2003
                         --------------------------


ASSETS                                                                           2004            2003
                                                                             -----------     -----------

Cash and due from banks                                                      $ 1,258,440     $   441,782
Federal Home Loan Bank overnight deposit                                         390,447       1,315,455
Interest-bearing demand deposits with other banks                                128,911          65,386
                                                                             -----------     -----------
      Total cash and cash equivalents                                          1,777,798       1,822,623
Interest-bearing time deposit in other bank                                      100,000         100,000
Investments in available-for-sale securities (at fair value)                  30,687,265      10,073,066
Federal Home Loan Bank stock, at cost                                          1,220,400         485,300
Loans, net of allowance for loan losses of $324,502 as of December 31, 2004
 and $319,592 as of December 31, 2003                                         35,602,177      30,728,184
Premises and equipment                                                           731,496         188,622
Other real estate owned                                                           12,500          12,500
Goodwill                                                                         132,293
Core deposit intangible                                                          129,583
Accrued interest receivable                                                      218,416         124,299
Other assets                                                                     164,415         205,740
                                                                             -----------     -----------
      Total assets                                                           $70,776,343     $43,740,334
                                                                             ===========     ===========

LIABILITIES AND CAPITAL ACCOUNTS
--------------------------------
Deposits:
  Noninterest-bearing                                                        $ 4,417,945     $ 2,191,321
  Interest-bearing                                                            41,678,721      32,240,212
                                                                             -----------     -----------
      Total deposits                                                          46,096,666      34,431,533
Federal Home Loan Bank advances                                               19,364,354       6,746,550
Other liabilities                                                                102,401          79,259
                                                                             -----------     -----------
      Total liabilities                                                       65,563,421      41,257,342
                                                                             -----------     -----------
Capital accounts:
  Preferred stock, par value $.01 per share; authorized 2,000,000 shares;
   issued and outstanding none
  Common stock, par value $.01 per share; authorized 18,000,000 shares;
   939,631 shares issued and outstanding at December 31, 2004                      9,396
  Paid-in capital                                                              2,783,101
  Retained earnings                                                            2,583,445       2,551,055
  Unearned compensation ESOP                                                    (135,304)
  Accumulated other comprehensive loss                                           (27,716)        (68,063)
                                                                             -----------     -----------
      Total capital accounts                                                   5,212,922       2,482,992
                                                                             -----------     -----------
      Total liabilities and capital accounts                                 $70,776,343     $43,740,334
                                                                             ===========     ===========

                 The accompanying notes are an integral part of these consolidated financial statements.

              MONADNOCK COMMUNITY BANCORP, INC. AND SUBSIDIARY
              ------------------------------------------------

                      CONSOLIDATED STATEMENTS OF INCOME
                      ---------------------------------

                   Years Ended December 31, 2004 and 2003
                   --------------------------------------


                                                                           2004          2003
                                                                        ----------    ----------

Interest and dividend income:
  Interest and fees on loans                                            $1,862,127    $1,469,892
  Interest on investments-taxable                                          614,561       466,999
  Other interest income                                                     37,643        23,930
                                                                        ----------    ----------
      Total interest and dividend income                                 2,514,331     1,960,821
                                                                        ----------    ----------
Interest expense:
  Interest on deposits                                                     570,980       565,503
  Interest on Federal Home Loan Bank advances                              421,832       258,997
                                                                        ----------    ----------
      Total interest expense                                               992,812       824,500
                                                                        ----------    ----------
      Net interest and dividend income                                   1,521,519     1,136,321
Benefit for loan losses                                                                   50,000
                                                                        ----------    ----------
      Net interest and dividend income after benefit for loan losses     1,521,519     1,186,321
                                                                        ----------    ----------
Noninterest income:
  Service charges on deposits                                               75,881        57,701
  Net gain on sales of available-for-sale securities                        80,241        51,292
  Net gain on sales of loans                                                25,415        27,320
  Loan commissions                                                          16,249        56,160
  Other income                                                              44,325        29,472
                                                                        ----------    ----------
      Total noninterest income                                             242,111       221,945
                                                                        ----------    ----------
Noninterest expense:
  Salaries and employee benefits                                           867,204       725,909
  Occupancy expense                                                        115,789        95,018
  Equipment expense                                                         47,227        46,946
  Data processing                                                          170,145       119,132
  Blanket bond insurance                                                    22,042        25,651
  Professional fees                                                        114,760        42,127
  Supplies and printing                                                     30,576        30,699
  Telephone expense                                                         31,264        30,294
  Prepayment penalty on borrowings                                                        33,325
  Marketing expense                                                         54,255        39,696
  Postage expense                                                           31,201        22,522
  Other expense                                                            224,919       165,158
                                                                        ----------    ----------
      Total noninterest expense                                          1,709,382     1,376,477
                                                                        ----------    ----------
      Income before income tax expense                                      54,248        31,789
Income tax expense                                                          21,858         5,000
                                                                        ----------    ----------
      Net income                                                        $   32,390    $   26,789
                                                                        ==========    ==========

                 The accompanying notes are an integral part of these consolidated financial statements.

              MONADNOCK COMMUNITY BANCORP, INC. AND SUBSIDIARY
              ------------------------------------------------

           CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL ACCOUNTS
           ------------------------------------------------------

                   Years Ended December 31, 2004 and 2003
                   --------------------------------------


                                                                                   Accumulated
                                                                     Unearned         Other
                                Common     Paid-in     Retained    Compensation   Comprehensive
                                 Stock     Capital     Earnings        ESOP       (Loss) Income      Total
                                ------   ----------   ----------   ------------   -------------   ----------

Balance, December 31, 2002      $        $            $2,524,266    $               $ 73,083      $2,597,349
Comprehensive loss:
  Net income                                              26,789
  Net change in unrealized
   holding gain on available
   for sale securities,
   net of tax effect                                                                (141,146)
    Comprehensive loss                                                                              (114,357)
                                ------   ----------   ----------    ---------       --------      ----------
Balance, December 31, 2003                             2,551,055                     (68,063)      2,482,992
Comprehensive income:
  Net income                                              32,390
  Net change in unrealized
   holding loss on available
   for-sale securities,
   net of tax effect                                                                  40,347
    Comprehensive income                                                                              72,737
Issuance of common stock         9,396    2,783,101                  (135,304)                     2,657,193
                                ------   ----------   ----------    ---------       --------      ----------
Balance, December 31, 2004      $9,396   $2,783,101   $2,583,445    $(135,304)      $(27,716)     $5,212,922
                                ======   ==========   ==========    =========       ========      ==========

Reclassification disclosure for the years ended December 31:


                                                                      2004          2003
                                                                    --------     ---------

Net unrealized gains (losses) on available-for-sale securities      $147,053     $(182,433)
Reclassification adjustment for net realized gains in net income     (80,241)      (51,292)
                                                                    --------     ---------
  Other comprehensive income (loss) before income tax effect          66,812      (233,725)
Income tax (expense) benefit                                         (26,465)       92,579
                                                                    --------     ---------
  Other comprehensive income (loss), net of tax                     $ 40,347     $(141,146)
                                                                    ========     =========

Accumulated other comprehensive loss as of December 31, 2004 and 2003 consists of net unrealized holding losses on available-for-sale securities, net of taxes.

                 The accompanying notes are an integral part of these consolidated financial statements.

              MONADNOCK COMMUNITY BANCORP, INC. AND SUBSIDIARY
              ------------------------------------------------

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                    -------------------------------------

                   Years Ended December 31, 2004 and 2003
                   --------------------------------------


                                                                                   2004            2003
                                                                               ------------    ------------

Cash flows from operating activities:
Net income                                                                     $     32,390    $     26,789
Adjustments to reconcile net income to net cash used in operating activities:
  Net gains on sales of available-for-sale securities                               (80,241)        (51,292)
  Net amortization of securities                                                     73,825         101,123
  Change in deferred loan origination costs, net                                    (27,447)       (131,702)
  Benefit for loan losses                                                                           (50,000)
  Net gains on sales of loans                                                       (25,415)        (27,320)
  Depreciation and amortization                                                      59,690          58,905
  Gain on sale of other real estate owned                                            (8,757)
  (Increase) decrease in accrued interest receivable                                (94,087)         42,120
  Amortization of core deposit intangible                                             5,417
  Decrease in other assets                                                            1,943           9,559
  Increase in loan servicing rights and interest-only strips, net                    (2,614)           (323)
  Increase in prepaid expenses                                                      (10,588)        (39,383)
  Deferred tax expense                                                               21,359           5,000
  Decrease (increase) in taxes receivable                                             4,760         (27,436)
  Increase in accrued expenses                                                        9,418           1,917
  Increase in accrued interest payable                                               26,127           2,114
  (Decrease) increase in other liabilities                                          (15,765)         19,128
                                                                               ------------    ------------

Net cash used in operating activities                                               (29,985)        (60,801)
                                                                               ------------    ------------

Cash flows from investing activities:
  Purchases of available-for-sale securities                                    (33,011,576)     (8,326,509)
  Proceeds from sales of available-for-sale securities                            6,303,458      12,100,286
  Principal payments received on available-for-sale securities                    6,167,147       6,308,964
  Purchases of Federal Home Loan Bank stock                                        (735,100)        (54,900)
  Loan originations and principal collections, net                               (4,775,950)    (11,590,824)
  Loans purchased                                                                  (450,000)       (768,358)
  Recoveries of previously charged off loans                                          7,809             620
  Proceeds from sales of loans                                                      327,640         441,014
  Proceeds from sale of other real estate owned                                      84,601
  Capital expenditures - premises and equipment                                    (322,014)        (53,051)
                                                                               ------------    ------------

Net cash used in investing activities                                           (26,403,985)     (1,942,758)
                                                                               ------------    ------------

Cash flows from financing activities:
  Net (decrease) increase in demand deposits, savings and NOW deposits             (436,353)      5,136,199
  Net increase (decrease) in time deposits                                        6,683,745      (2,325,182)
  Net change on short-term advances from Federal Home Loan Bank                   1,000,000
  Long-term advances from Federal Home Loan Bank                                 12,117,804       5,746,550
  Payments on long-term advances from Federal Home Loan Bank                       (500,000)     (6,000,000)
  Net proceeds from issuance of common stock (total proceeds of $3,197,368,
   less offering costs of $540,175)                                               2,657,193
  Net cash received from Winchendon branch acquisition                            4,866,756
                                                                               ------------    ------------

Net cash provided by financing activities                                        26,389,145       2,557,567
                                                                               ------------    ------------

              MONADNOCK COMMUNITY BANCORP, INC. AND SUBSIDIARY
              ------------------------------------------------

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                    -------------------------------------

                   Years Ended December 31, 2004 and 2003
                   --------------------------------------
                                 (continued)


                                                                    2004           2003
                                                                 ----------     ----------

Net (decrease) increase in cash and cash equivalents                (44,825)       554,008
Cash and cash equivalents at beginning of period                  1,822,623      1,268,615
                                                                 ----------     ----------
Cash and cash equivalents at end of period                       $1,777,798     $1,822,623
                                                                 ==========     ==========

Supplemental disclosures:
  Interest paid                                                  $  966,685     $  822,386
  Income taxes paid                                                                 25,000
  Transfer of loans to other real estate owed                        75,844
Branch office acquisition:
  Deposits assumed                                                5,417,741
  Accrued interest payable net of accrued interest receivable         3,332
  Loans acquired                                                      6,474
  Premises and equipment acquired                                   280,550
                                                                 ----------
    Net liabilities assumed                                       5,134,049
  Cash received                                                   4,866,756
  Intangible assets                                                 267,293

                 The accompanying notes are an integral part of these consolidated financial statements.

              MONADNOCK COMMUNITY BANCORP, INC. AND SUBSIDIARY
              ------------------------------------------------

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 ------------------------------------------

                   Years Ended December 31, 2004 and 2003
                   --------------------------------------

NOTE 1 - NATURE OF OPERATIONS
-----------------------------

Prior to June 28, 2004, Monadnock Community Bank (the "Bank") was a federally chartered mutual savings bank. On June 28, 2004, in accordance with a Plan of mutual company reorganization, the Bank became a federally chartered stock bank and wholly-owned subsidiary of Monadnock Community Bancorp, Inc. (the "Company"), a federally chartered stock holding company. The Bank provides a variety of financial services to corporations and individuals primarily in portions of Hillsborough and Cheshire County, New Hampshire through its office located in Peterborough, New Hampshire. As of October 15, 2004, the Bank expanded into Winchendon, Massachusetts, by completing a branch purchase of certain assets and deposits with Fitchburg Savings Bank. The Bank is engaged principally in the business of attracting deposits from the general public and investing those deposits in residential and commercial real estate loans, and in consumer and small business loans.

NOTE 2 - ACCOUNTING POLICIES
----------------------------

The accounting and reporting policies of the Company and its subsidiary conform to accounting principles generally accepted in the United States of America and predominant practices within the savings institution industry. The consolidated financial statements were prepared using the accrual method of accounting. The significant accounting policies are summarized below to assist the reader in better understanding the consolidated financial statements and other data contained herein.

      USE OF ESTIMATES:

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      BASIS OF CONSOLIDATION:

      The consolidated financial statements include the accounts of Monadnock Community Bancorp, Inc. and its wholly-owned subsidiary, the Bank. All significant intercompany accounts and transactions have been eliminated.

      CASH AND CASH EQUIVALENTS:

      For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, due from banks, interest bearing demand deposit accounts with other banks and Federal Home Loan Bank overnight deposit.

      Cash and due from banks as of December 31, 2004 and 2003 includes $75,000 which is subject to withdrawals and usage restrictions to satisfy the reserve requirements of the Federal Reserve Bank.

      SECURITIES:

      Investments in debt securities are adjusted for amortization of premiums and accretion of discounts computed so as to approximate the interest method. Gains or losses on sales of investment securities are computed on a specific identification basis.

      The Company classifies debt and equity securities into one of three categories: held-to-maturity, available-for-sale, or trading. These security classifications may be modified after acquisition only under certain specified conditions. In general, securities may be classified as held-to-maturity only if the Company has the positive intent and ability to hold them to maturity. Trading securities are defined as those bought and held principally for the purpose of selling them in the near term. All other securities must be classified as available-for-sale.

      -- Held-to-maturity securities are measured at amortized cost in the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings or in a separate component of capital. They are merely disclosed in the notes to the consolidated financial statements.

      -- Available-for-sale securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings, but are reported as a net amount (less expected tax) in a separate component of capital until realized.

      -- Trading securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses for trading securities are included in earnings.

      Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

      LOANS:

      Loans receivable that management has the intent and ability to hold until maturity or payoff, are reported at their outstanding principal balances adjusted for amounts due to borrowers on unadvanced loans, any charge-offs, the allowance for loan losses and any deferred fees, costs on originated loans or unamortized premiums or discounts on purchased loans.

      Interest on loans is recognized on a simple interest basis.

      Loan origination, commitment fees and certain direct origination costs are deferred and the net amount amortized as an adjustment of the related loan's yield. The Company is amortizing these amounts over the contractual life of the related loans.

      Residential real estate loans are generally placed on nonaccrual when reaching 90 days past due or in process of foreclosure. All closed-end consumer loans 90 days or more past due and any equity line in the process of foreclosure are placed on nonaccrual status. Secured consumer loans are written down to realizable value and unsecured consumer loans are charged-off upon reaching 120 or 180 days past due depending on the type of loan. Commercial real estate loans and commercial business loans and leases which are 90 days or more past due are generally placed on nonaccrual status, unless secured by sufficient cash or other assets immediately convertible to cash. When a loan has been placed on nonaccrual status, previously accrued and uncollected interest is reversed against interest on loans. A loan can be returned to accrual status when collectibility of principal is reasonably assured and the loan has performed for a period of time, generally six months.

      Cash receipts of interest income on impaired loans are credited to principal to the extent necessary to eliminate doubt as to the collectibility of the net carrying amount of the loan. Some or all of the cash receipts of interest income on impaired loans is recognized as interest income if the remaining net carrying amount of the loan is deemed to be fully collectible. When recognition of interest income on an impaired loan on a cash basis is appropriate, the amount of income that is recognized is limited to that which would have been accrued on the net carrying amount of the loan at the contractual interest rate. Any cash interest payments received in excess of the limit and not applied to reduce the net carrying amount of the loan are recorded as recoveries of charge-offs until the charge-offs are fully recovered.

      ALLOWANCE FOR LOAN LOSSES:

      The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

      The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

      A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

      Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

      Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

      PREMISES AND EQUIPMENT:

      Premises and equipment are stated at cost, less accumulated depreciation and amortization. Cost and related allowances for depreciation and amortization of premises and equipment retired or otherwise disposed of are removed from the respective accounts with any gain or loss included in income or expense. Depreciation and amortization are calculated principally on the straight-line method over the estimated useful lives of the assets. Useful lives are 40 years for bank buildings and 3 - 10 years for furniture and equipment. Leasehold improvements are amortized over the lesser of the life of the lease or the estimated life of the related improvement. Maintenance and repairs are charged to expense as incurred, and improvements are capitalized.

      OTHER REAL ESTATE OWNED AND IN-SUBSTANCE FORECLOSURES:

      Other real estate owned includes properties acquired through foreclosure and properties classified as in-substance foreclosures in accordance with Statement of Financial Accounting Standards (SFAS) No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring." These properties are carried at the lower of cost or estimated fair value less estimated costs to sell. Any write-down from cost to estimated fair value, required at the time of foreclosure or classification as in-substance foreclosure, is charged to the allowance for loan losses. Expenses incurred in connection with maintaining these assets, subsequent write-downs and gains or losses recognized upon sale are included in other expense.

      In accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," the Company classifies loans as in-substance repossessed or foreclosed if the Company receives physical possession of the debtor's assets regardless of whether formal foreclosure proceedings take place.

      ADVERTISING:

      The Company directly expenses costs associated with advertising as they are incurred.

      IDENTIFIED INTANGIBLE ASSETS AND GOODWILL:

      Intangible assets include the excess of the purchase price over the fair value of net assets acquired (goodwill) in the acquisition of the branch purchase with Fitchburg Savings Bank effective October 15, 2004 as well as a core deposit intangible (CDI) related to the branch purchase noted above. The core deposit intangible is amortized using the sum of the year's digits method over 9.3 years. The Company periodically evaluates intangible assets for impairment on the basis of whether any events and circumstances might have diminished the fair value of such assets below their carrying value.

      INCOME TAXES:

      The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled.

      RETIREMENT AND BENEFIT PLANS:

      The Company maintained a qualified, tax exempt savings plan known as a Savings and Incentive Match Plan for Employees of Small Employers ("Simple IRA"). The Company matched the participant's contribution up to a maximum contribution of 3% of the participant's annual salary for the year. All contributions by the participant and Company were fully and immediately vested. The Savings Match Plan for Employees of Small Employers was discontinued during June 2004.

      The Company has an Employee Stock Ownership Plan ("ESOP"), covering eligible employees with one year of service as defined by the ESOP. The Company records compensation expense in an amount equal to the fair value of shares committed to be released from the ESOP to employees, plus discretionary contributions.

      EARNINGS PER SHARE:

      Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. For the year ended December 31, 2004, the Company did not disclose earnings per share because the amount would not be meaningful.

      FAIR VALUES OF FINANCIAL INSTRUMENTS:

      SFAS No. 107, "Disclosures about Fair Value of Financial
      Instruments," requires that the Company disclose estimated fair value for its financial instruments. Fair value methods and assumptions used by the Company in estimating its fair value disclosures are as follows:

      Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents approximate those assets' fair values.

      Interest-bearing time deposits in other banks: Fair values of interest-bearing time deposits in other banks are estimated using discounted cash flow analyses based on current rates for similar types of time deposits.

      Securities (including mortgage-backed securities): Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

      Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

      Accrued interest receivable: The carrying amount of accrued interest receivable approximates its fair value.

      Deposit liabilities: The fair values disclosed for interest and non-interest checking, passbook savings and money market accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

      Federal Home Loan Bank advances: Fair values for Federal Home Loan Bank advances are estimated using a discounted cash flow technique that applies interest rates currently being offered on advances to a schedule of aggregated expected monthly maturities on Federal Home Loan Bank advances.

      Off-balance sheet instruments: The fair value of commitments to originate loans is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments and the unadvanced portion of loans, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counterparties at the reporting date.

      RECENT ACCOUNTING PRONOUNCEMENTS:

      In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement (a) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative,
      (b) clarifies when a derivative contains a financing component, (c) amends the definition of an underlying to conform to language used in FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," and (d) amends certain other existing pronouncements. The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003. There was no substantial impact on the Company's consolidated financial statements on adoption of this Statement.

      In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that certain financial instruments that were previously classified as equity must be classified as a liability. Most of the guidance in SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This Statement did not have any material effect on the Company's consolidated financial statements.

      In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), in an effort to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. In December 2003, the FASB revised Interpretation No. 46, also referred to as Interpretation 46 (R) ("FIN 46(R)"). The objective of this interpretation is not to restrict the use of variable interest entities but to improve financial reporting by companies involved with variable interest entities. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. This interpretation changes that, by requiring a variable interest entity to be consolidated by a company only if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The Company is required to apply FIN 46, as revised, to all entities subject to it no later than the beginning of the first fiscal year or interim period beginning after December 15, 2004. The adoption of this interpretation is not expected to have a material effect on the Company's consolidated financial statements.

      In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits - an amendment of SFAS No. 87, SFAS No. 88 and SFAS No. 106" ("SFAS No. 132 (revised 2003)"). This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This Statement retains the disclosure requirements contained in SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits," which it replaces. It requires additional disclosures to those in the original Statement 132 about assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. This Statement is effective for financial statements with fiscal years ending after December 15, 2003 and interim periods beginning after December 15, 2003. Adoption of this Statement did not have a material impact on the Company's consolidated financial statements.

      In December 2003, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 03-3 ("SOP 03-3") "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." SOP 03-3 requires loans acquired through a transfer, such as a business combination, where there are differences in expected cash flows and contractual cash flows due in part to credit quality be recognized at their fair value. The excess of contractual cash flows over expected cash flows is not to be recognized as an adjustment of yield, loss accrual, or valuation allowance. Valuation allowances cannot be created nor "carried over" in the initial accounting for loans acquired in a transfer on loans subject to SFAS 114, "Accounting by Creditors for Impairment of a Loan." This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004, with early adoption encouraged. The Company does not believe the adoption of SOP 03-3 will have a material impact on the Company's financial position or results of operations.

      In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payments" ("SFAS 123R"). This Statement revises FASB Statement No. 123, "Accounting for Stock Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. SFAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the consolidated financial statements. It establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. This Statement is effective for the Company as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The Company does not believe the adoption of this Statement will have a material impact on the Company's financial position or results of operations.

NOTE 3 - ACQUISITION OF BRANCH
------------------------------

On October 15, 2004, the Bank acquired a branch in Winchendon, Massachusetts from Fitchburg Savings Bank and received approximately $4.9 million net in cash and cash equivalents. The transaction was recorded using the purchase method of accounting and accordingly, the operations of this branch are included in the Company's consolidated financial statements from the date of acquisition.

The purchase price has been allocated to assets acquired and liabilities assumed based on estimates of fair value at the date of acquisition. The excess of purchase price over the fair value of net tangible and intangible assets acquired has been recorded as goodwill. All of the goodwill was deductible for tax purposes. The core deposit intangible of $135,000 is being amortized to noninterest expense over 9.3 years using the sum of the year's digits method. The fair value of these assets and liabilities is summarized as follows:


      Net cash and cash equivalents received    $4,866,756
      Loans, net                                     6,474
      Accrued interest receivable                       30
      Premises and equipment                       280,550
      Core deposit intangible                      135,000
      Goodwill                                     132,293
      Deposits                                                $5,417,741
      Accrued interest payable                                     3,362

NOTE 4 - INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES
-----------------------------------------------------

Debt securities have been classified in the consolidated balance sheets according to management's intent. The amortized cost of securities and their approximate fair values are as follows:


                                 Amortized        Gross         Gross
                                    Cost       Unrealized    Unrealized        Fair
                                   Basis          Gains        Losses         Value
                                -----------    ----------    ----------    -----------

December 31, 2004:
  Mortgage-backed securities    $30,733,159      $71,980      $117,874     $30,687,265
                                ===========      =======      ========     ===========

December 31, 2003:
  Mortgage-backed securities    $10,185,772      $    19      $112,725     $10,073,066
                                ===========      =======      ========     ===========

There were no securities of issuers whose aggregate carrying amount exceeded 10% of capital as of December 31, 2004.

As of December 31, 2004 and 2003, securities with carrying amounts totaling $15,372,521 and $4,042,623, respectively were pledged to secure Federal Home Loan Bank advances.

Proceeds from sales of available-for-sale securities were $6,303,458 during the year ended December 31, 2004. Gross realized gains and gross realized losses on those sales were $80,241 and $0, respectively. Proceeds from sales of available-for-sale securities were $12,100,286 during the year ended December 31, 2003. Gross realized gains and gross realized losses on those sales were $68,931 and $17,639, respectively. The tax provision applicable to these net gains amounted to $31,784 during 2004 and $20,317 during 2003.

The aggregate fair value and unrealized losses of securities that have been in a continuous unrealized-loss position for less than twelve months and for twelve months or more, and are not other than temporarily impaired, are as follows as of December 31, 2004:


                                                  Less than 12 Months          12 Months or Longer                 Total
                                               -------------------------    ------------------------    -------------------------
                                                   Fair       Unrealized        Fair      Unrealized        Fair       Unrealized
                                                  Value         Losses         Value        Losses         Value         Losses
                                               -----------    ----------    ----------    ----------    -----------    ----------

Mortgage-backed securities                     $16,321,783      $68,694     $6,051,888      $49,180     $22,373,671    $117,874
                                               -----------      -------     ----------      -------     -----------    --------
      Total temporarily impaired securities    $16,321,783      $68,694     $6,051,888      $49,180     $22,373,671    $117,874
                                               ===========      =======     ==========      =======     ===========    ========

The investments in the Company's investment portfolio that are temporarily impaired as of December 31, 2004 consist of debt securities issued by U.S. government corporations and agencies with strong credit ratings. The unrealized losses in the above table are attributable to changes in market interest rates. Company management does not intend to sell these securities in the near term future, and due to the securities relative short duration, anticipates that the unrealized losses that currently exist will be dramatically reduced going forward.

NOTE 5 - LOANS
--------------

Loans consisted of the following as of December 31:


                                    2004            2003
                                -----------    -----------

Commercial real estate          $ 9,573,005    $ 8,352,092
Consumer real estate             22,498,004     18,953,235
Construction loans                  219,661         72,605
Commercial loans                  3,117,667      3,115,594
Consumer loans                      336,120        399,475
                                -----------    -----------
                                 35,744,457     30,893,001
Allowance for loan losses          (324,502)      (319,592)
Deferred costs, net                 182,222        154,775
                                -----------    -----------
      Net loans                 $35,602,177    $30,728,184
                                ===========    ===========

Certain directors and executive officers of the Company were customers of the Bank during 2004. The aggregate amount of loans granted to directors and executive officers was $297,622 and $0, at December 31, 2004 and 2003, respectively. During 2004, $315,107 of new loans were granted and principal repayments totaled $17,485.

Changes in the allowance for loan losses were as follows for the years ended December 31:


                                                2004        2003
                                              --------    --------

Balance at beginning of period                $319,592    $369,972
Recoveries of loans previously charged off       7,809         620
Benefit for loan losses                                    (50,000)
Charge offs                                     (2,899)     (1,000)
                                              --------    --------
Balance at end of period                      $324,502    $319,592
                                              ========    ========

The following table sets forth information regarding nonaccrual loans and accruing loans 90 days or more overdue as of December 31:


                                                      2004        2003
                                                    --------    --------

Nonaccrual loans                                    $198,758    $157,287
                                                    ========    ========

Accruing loans which are 90 days or more overdue    $      0    $      0
                                                    ========    ========

Information about loans that meet the definition of an impaired loan in Statement of Financial Accounting Standards No. 114 is as follows as of December 31:


                                                                             2004                         2003
                                                                  -------------------------    -------------------------
                                                                  Recorded       Related       Recorded       Related
                                                                  Investment     Allowance     Investment     Allowance
                                                                  In Impaired    For Credit    In Impaired    For Credit
                                                                  Loans          Losses        Loans          Losses
                                                                  -----------    ----------    -----------    ----------

Loans for which there is a related allowance for credit losses      $198,758       $6,397        $ 94,987       $14,248

Loans for which there is no related allowance for credit losses            0                            0
                                                                    --------       ------        --------       -------

      Totals                                                        $198,758       $6,397        $ 94,987       $14,248
                                                                    ========       ======        ========       =======

Average recorded investment in impaired loans during the
 year ended December 31                                             $134,731                     $100,639
                                                                    ========                     ========

Related amount of interest income recognized during the time, in the year ended December 31, that the loans were impaired

      Total recognized                                              $      0                     $      0
                                                                    ========                     ========
      Amount recognized using a cash-basis method of
       accounting                                                   $      0                     $      0
                                                                    ========                     ========

Loan servicing rights of $8,008 and $4,553 were capitalized in 2004 and 2003, respectively and amortization of servicing rights was $2,920 in 2004 and $227 in 2003. The balance of capitalized loan servicing rights included in other assets as of December 31, 2004 and 2003 was $9,414 and $4,326, respectively. The fair value of these rights approximated their carrying amount.

NOTE 6 - PREMISES AND EQUIPMENT
-------------------------------

The following is a summary of premises and equipment as of December 31:


                                                2004          2003
                                             ----------    ----------

Land                                         $  215,800     $
Buildings                                       230,826
Leasehold improvements                          133,621       133,621
Furniture and equipment                         442,877       286,939
                                             ----------     ---------
                                              1,023,124       420,560
Accumulated depreciation and amortization      (291,628)     (231,938)
                                             ----------     ---------
                                             $  731,496     $ 188,622
                                             ==========     =========

NOTE 7 - DEPOSITS
-----------------

Interest bearing deposits consisted of the following as of December 31:


                                     2004           2003
                                 -----------    -----------

NOW accounts                     $ 3,439,498    $ 2,731,138
Savings accounts                   3,316,897      1,740,278
Money market deposit accounts     11,881,365     13,113,792
Time certificates                 23,040,961     14,655,004
                                 -----------    -----------
                                 $41,678,721    $32,240,212
                                 ===========    ===========

The aggregate amount of time deposit accounts in denominations of $100,000 or more as of December 31, 2004 and 2003 was $5,162,183 and $1,955,570,
respectively.

For time deposits as of December 31, 2004, the scheduled maturities for each of the following five years ended December 31, and thereafter are:


                       2005                $12,951,134
                       2006                  6,257,745
                       2007                  2,504,593
                       2008                    549,332
                       2009                    348,208
                       Thereafter              429,949
                                           -----------
                                           $23,040,961
                                           ===========

Deposits from related parties held by the Company as of December 31, 2004 and 2003 amounted to $248,896 and $171,749, respectively.

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES
----------------------------------------

Advances consist of funds borrowed from the Federal Home Loan Bank of Boston (FHLB).

Maturities of advances from the FHLB for the years ending after December 31, 2004 and December 31, 2003 are summarized as follows:


      Year of Maturity        2004       Year of Maturity       2003
      ----------------    -----------    ----------------    ----------

         2005             $ 5,744,176          2004          $  500,000
         2006               6,503,663          2005           2,275,000
         2007               1,692,000          2006           2,779,550
         2008                 424,515          2007           1,192,000
         2009               4,000,000                        ----------
         Thereafter         1,000,000                        $6,746,550
                          -----------                        ==========
                          $19,364,354
                          ===========

Borrowings from the FHLB are secured by a blanket lien on qualified collateral, consisting primarily of loans with first mortgages secured by one to four family properties, certain unencumbered investment securities and other qualified assets.

At December 31, 2004 and 2003, the interest rates on FHLB advances ranged from 1.81% to 4.69% for both periods. At December 31, 2004 and December 31, 2003, the weighted average interest rates on FHLB advances were 2.81% and 2.85%, respectively.

During 2004, the Bank borrowed $5,000,000 of Knock-out Advances with a Strike Rate. If the three month LIBOR rate equals or exceeds the Strike Rate, the FHLB will require that these borrowings become due immediately upon their Strike Date as defined in the contract. As of December 31, 2004, the three month LIBOR was at 2.56%. Knock-out Advances outstanding as of December 31, 2004 are as follows:


Next Strike Date     Amount        Current Rate    Strike Rate      Maturity Date
-----------------    ----------    ------------    -----------    -----------------

September 1, 2005    $1,000,000        3.15%          5.00%       September 1, 2009
April 1, 2005         2,000,000        2.77           6.50        April 1, 2009
February 24, 2005     1,000,000        3.58           6.50        May 26, 2009
July 3, 2006          1,000,000        3.99           6.50        July 2, 2014

NOTE 9 - INCOME TAX EXPENSE
---------------------------

The components of income tax expense are as follows for the years ended December 31:


                                         2004       2003
                                       -------    -------

Current:
  Federal                              $          $
  State                                    499
                                       -------    -------
                                       $   499
                                       -------    -------
Deferred:
  Federal                               17,516     10,923
  State                                  5,136      3,432
  Change in the valuation allowance     (1,293)    (9,355)
                                       -------    -------
                                        21,359      5,000
                                       -------    -------

      Total income tax expense         $21,858    $ 5,000
                                       =======    =======

The reasons for the differences between the tax at the statutory federal income tax rate and the effective tax rates are summarized as follows for the years ended December 31:


                                               2004      2003
                                              ------    ------
                                              % of      % of
                                              Income    Income
                                              ------    ------

Federal income tax at statutory rate          34.0%     34.0%
Increase (decrease) in tax resulting from:
  Unallowable expenses                         1.8       4.0
State tax, net of federal tax benefit          6.9       7.1
Change in valuation allowance                 (2.4)    (29.4)
                                              ----      ----
  Effective tax rates                         40.3%     15.7%
                                              ====      ====

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:


                                                                    2004         2003
                                                                  --------     --------

Deferred tax assets:
  Allowance for loan losses                                       $108,482     $108,482
  Other temporary differences                                          326       14,794
  Operating loss carryover                                          67,518       48,850
  Depreciation                                                       5,082
  Core deposit intangible                                            1,254
  Net unrealized holding loss on available-for-sale securities      18,178       44,643
                                                                  --------     --------
      Gross deferred tax assets                                    200,840      216,769
  Valuation allowance                                               (6,977)      (8,270)
                                                                  --------     --------
                                                                   193,863      208,499
                                                                  --------     --------

Deferred tax liabilities:
  Depreciation                                                                   (1,357)
  Loan origination costs net of fees                               (80,038)     (67,978)
  Accrual to cash adjustment                                       (80,868)     (61,253)
  Goodwill                                                          (1,834)
  Loan income                                                       (6,038)      (5,002)
                                                                  --------     --------
      Gross deferred tax liabilities                              (168,778)    (135,590)
                                                                  --------     --------
Net deferred tax assets                                           $ 25,085     $ 72,909
                                                                  ========     ========

As of December 31, 2004 for federal income tax purposes, the Company has operating loss carryovers of approximately $160,000 which will expire in 2024.

As of December 31, 2004, for state income tax purposes, the Company has operating loss carryovers of approximately $227,000 which will expire in the years 2007 through 2014.

NOTE 10 - PENSION PLAN
----------------------

The Company had a Savings Incentive Match Plan for Employees of Small Employers that covered all employees. The Company matched 3% of employee's compensation. The Company contributed $8,702 and $15,965 to the plan during the years ended December 31, 2004 and 2003, respectively. The Savings Match Plan for Employees of Small Employers was discontinued during June 2004.

NOTE 11 - EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)
----------------------------------------------

All Bank employees meeting certain age and service requirements are eligible to participate in the ESOP. On June 28, 2004, the Company's ESOP purchased 16,913 shares of common stock for $135,304. Acquisitions of unearned ESOP shares by Monadnock Community Bank ESOP Trust were funded internally through a borrowing from Monadnock Community Bancorp, Inc., which is repayable annually with interest at a fixed rate of 4% for ten years. Shares are committed for release upon the repayment of the borrowing and are allocated to participants based on compensation. Participant's benefits become fully vested after six years of service. Annual principal payments are expected to commence beginning in June 2005. Company contributions will be the primary source of funds for the ESOP's repayment of the loan. ESOP expense was $7,567 and $0 for the years ended December 31, 2004 and 2003, respectively.

The total shares held by the ESOP, all of which are unallocated, are 16,913 shares at December 31, 2004.

NOTE 12 - REGULATORY MATTERS
----------------------------

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), of core capital (as defined) to adjusted total assets (as defined) and of Tangible capital (as defined) to tangible assets (as defined). Management believes, as of December 31, 2004, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2004, the most recent notification from the Office of Thrift Supervision categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and core capital leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.


                                                                                                 To Be Well-
                                                                                              Capitalized Under
                                                                       For Capital            Prompt Corrective
                                                   Actual           Adequacy Purposes         Action Provisions
                                              ----------------    ---------------------    ----------------------
                                              Amount    Ratio     Amount       Ratio       Amount        Ratio
                                              ------    ------    ------    -----------    ------    ------------
                                                                 (Dollar amounts in thousands)

December 31, 2004:
  Total Capital (to Risk Weighted Assets)     $4,820    17.79%    $2,168    > or = 8.0%    $2,710    > or = 10.0%
  Core Capital (to Adjusted Total Assets)      4,495     6.37      2,822    > or = 4.0      3,528    > or =  5.0
  Tangible Capital (to Tangible Assets)        4,495     6.37      1,058    > or = 1.5        N/A            N/A
  Tier 1 Capital (to Risk Weighted Assets)     4,495    16.59        N/A           N/A      1,626    > or =  6.0

December 31, 2003:
  Total Capital (to Risk Weighted Assets)      2,843    12.19      1,867    > or = 8.0      2,333    > or = 10.0
  Core Capital (to Adjusted Total Assets)      2,551     5.82      1,752    > or = 4.0      2,190    > or =  5.0
  Tangible Capital (to Tangible Assets)        2,551     5.82        657    > or = 1.5        N/A            N/A
  Tier 1 Capital (to Risk Weighted Assets)     2,551    10.93        N/A           N/A      1,400    > or =  6.0

NOTE 13 - COMMITMENTS AND CONTINGENT LIABILITIES
------------------------------------------------

As of December 31, 2004, the Company was obligated under an operating lease for the Company's main office expiring July 31, 2008. The Company has the option to extend the lease for two additional five year periods. The total minimum rental due in future periods under this existing agreement is as follows as of December 31, 2004:


                           2005           $ 49,511
                           2006             49,511
                           2007             49,511
                           2008             28,882
                                          --------
                                 Total    $177,415
                                          ========

The total rental expense amounted to $50,929 for 2004 and $41,415 for 2003.

NOTE 14 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK
---------------------------------------------------------

Most of the Bank's business activity is with customers located within the state. The majority of the Bank's loan portfolio is comprised of loans collateralized by real estate located in the state of New Hampshire.

NOTE 15 - FINANCIAL INSTRUMENTS
-------------------------------

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, standby letters of credit and unadvanced funds on loans. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include secured interests in mortgages, accounts receivable, inventory, property, plant and equipment and income-producing properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2004 and 2003, the maximum potential amount of the Company's obligation was $0 and $250,000, respectively, for financial and standby letters of credit. The Company's outstanding letters of credit generally have a term of less than one year. If a letter of credit is drawn upon, the Company may seek recourse through the customer's underlying line of credit. If the customer's line of credit is also in default, the Company may take possession of the collateral, if any, securing the line of credit.

The estimated fair values of the Company's financial instruments, all of which are held or issued for purposes other than trading, are as follows as of December 31:


                                                            2004                          2003
                                                 --------------------------    --------------------------
                                                   Carrying         Fair         Carrying         Fair
                                                    Amount         Value          Amount         Value
                                                 -----------    -----------    -----------    -----------

Financial assets:
  Cash and cash equivalents                      $ 1,777,798    $ 1,777,798    $ 1,822,623    $ 1,822,623
  Interest bearing time deposit in other bank        100,000        100,000        100,000        100,000
  Available-for-sale securities                   30,687,265     30,687,265     10,073,066     10,073,066
  Federal Home Loan Bank stock                     1,220,400      1,220,400        485,300        485,300
  Loans, net                                      35,602,177     35,489,000     30,728,184     30,773,000
  Accrued interest receivable                        218,416        218,416        124,299        124,299

Financial liabilities:
  Deposits                                        46,096,666     46,233,000     34,431,533     34,711,000
  FHLB advances                                   19,364,354     19,284,000      6,746,550      6,770,000

The carrying amounts of financial instruments shown in the above table are included in the consolidated balance sheets under the indicated captions. Accounting policies related to financial instruments are described in Note 2.

The notional amounts of financial instrument liabilities with off-balance sheet credit risk are as follows as of December 31:


                                     2004          2003
                                  ----------    ----------

Commitments to originate loans    $  535,572    $  573,000
Unadvanced portions of loans:
  Commercial lines of credit       1,598,763       814,380
  Consumer lines of credit         2,104,662     1,553,124
  Standby letters of credit                        250,000
  Construction loans                 155,339           250
                                  ----------    ----------
                                  $4,394,336    $3,190,754
                                  ==========    ==========

There is no material difference between the notional amounts and the estimated fair values of the off-balance sheet liabilities.

NOTE 16 - RECLASSIFICATION
--------------------------

Certain amounts in the prior year have been reclassified to be consistent with the current year's statement presentation.

STOCKHOLDER INFORMATION


EXECUTIVE OFFICES                                   FORM 10-KSB
One Jaffrey Road                                    A copy of Monadnock Community Bancorp, Inc. annual report on
Peterborough, New Hampshire 03458                   Form 10-KSB has been filed with the Securities and Exchange
                                                    Commission and may be obtained without charge by written request to:
REGISTRAR AND TRANSFER AGENT
Registrar and Transfer Company                      Karl F. Betz
10 Commerce Drive                                   Senior Vice President & Chief Financial Officer
Cranford, New Jersey 07016                          Monadnock Community Bancorp, Inc.
                                                    One Jaffrey Road
INDEPENDENT CERTIFIED PUBLIC                        Peterborough, New Hampshire 03458
ACCOUNTANTS
Shatswell, MacLeod & Company, P.C.                  ANNUAL MEETING
83 Pine Street                                      The annual meeting of Monadnock Community Bancorp, Inc. will be held at
West Peabody, Massachusetts 01960                   10:30 am, May 12, 2005 at:
                                                    RiverMead Auditorium
COMMON STOCK LISTING                                150 Rivermead Road
Monadnock Community Bancorp, Inc. stock             Peterborough, New Hampshire 03458
is listed on the over-the-counter bulletin board
under the symbol "MNCK".                            STOCKHOLDER RELATIONS

SECURITIES COUNSEL                                  Stockholders are encouraged to contact the Investor Relations Officer with
Luse Gorman Pomerenk & Schick, P.C.                 any questions or comments about their investment.
5335 Wisconsin Avenue, NW, Suite 400                Direct inquiries to:
Washington, DC 20015                                Karl F. Betz
                                                    Senior Vice President & Chief Financial Officer
                                                    One Jaffrey Road
                                                    Peterbough, New Hampshire 03458
                                                    (800) 924-9654

                      MONADNOCK COMMUNITY BANCORP, INC.


EXECUTIVE OFFICERS                                 OFFICERS*                         DIRECTORS

William M. Pierce, Jr.                             Bonnie Anderson                      Kenneth A. Christian
President & Chief Executive Officer                Compliance Officer                   Chairman

Karl F. Betz                                       Carol Fournier                       Jack Goldstein
Senior Vice President & Chief Financial Officer    Customer Service Officer
                                                   Peterborough Location                Samuel Hackler
David A. Reilly*                                                                        Vice-Chairman
Senior Vice President & Senior Lending Officer     William C. Gilsum
                                                   Vice President Commercial Lending    Thomas LaFortune
Donald R. Blanchette                                                                    Secretary
Senior Vice President                              Wayne Gordon
                                                   Consumer Loan Officer                William M. Pierce, Jr.
                                                                                        President & Chief Executive
                                                   R. Steven Venning                    Officer
                                                   Assistant Treasurer
                                                                                        Edward J. Shea

                                                                                        Kenneth R. Simonetta
                                                                                        Assistant Secretary

*  Officers of Monadnock Community Bank only.