Form 10KSB, Exhibit 13
period 2005-12-31
MONADNOCK COMMUNITY BANCORP INC
filed 2006-03-30
CIK 1283899

EXHIBIT 13

                  PORTIONS OF ANNUAL REPORT TO STOCKHOLDERS

                              TABLE OF CONTENTS

                                                                         Page

Message to Our Stockholders                                                 1
Selected Financial and Other Data                                           2
Selected Financial Ratios and Other Data                                    3
Management's Discussion and Analysis of Financial Condition and
 Results of Operations                                                      4
Independent Auditor's Report                                              F-1
Consolidated Balance Sheets                                               F-2
Consolidated Statements of Income                                         F-3
Consolidated Statements of Changes in Capital Accounts             F-4 to F-5
Consolidated Statements of Cash Flows                              F-6 to F-7
Notes to Consolidated Financial Statements                                F-8

              [Letterhead of Monadnock Community Bancorp, Inc.]

Dear Stockholder:

Our franchise continues to improve as total assets grew $5.0 million, or 7.1%, to $75.8 million at December 31, 2005 compared to $70.8 million at December 31, 2004. Despite having a loss for the 2005 year, we were able to build on the momentum gained from our stock offering in June 2004 and we continue to add to our customer base.

In the lending area, we continue to be a diversified lender with a wide array of product offerings that suit the needs of small business owners and commercial customers as well as retail customers. Our net loan portfolio increased $8.9 million, or 25.0%, from $35.6 million at the end of 2004 to $44.5 million at the end of 2005 as we continued to deploy the capital from our stock offering which was received in June 2004. Despite the continued loan growth, we are committed to maintaining a strong asset quality position.

In the deposit area, we continued to capitalize from having a second branch in Winchendon, Massachusetts which completed its first year of operations. Our deposits increased $7.1 million, or 15.4%, from $46.1 million at the end of 2004 to $53.2 million at the end of 2005. We were able to offer our customers services such as free internet banking and bill payment in 2005.

As we move into 2006, we are excited about the potential for growth and earnings opportunities that a second step offering will allow us to undertake.

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


Very truly yours,
Monadnock Community Bancorp, Inc.

/s/ William M. Pierce, Jr.

William M. Pierce, Jr.
President and Chief Executive Officer

               SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
                                     OF
              MONADNOCK COMMUNITY BANCORP, INC. AND SUBSIDIARY

      The summary information presented below under "Selected Financial Condition Data" and "Selected Operating Data" at and for the years ended December 31, 2005 and 2004 is derived from our audited consolidated financial statements. The following information is only a summary and should be read in conjunction with our consolidated financial statements and notes beginning on page F-2.


                                                   At December 31,
                                                 ------------------
                                                   2005       2004
                                                   ----       ----
                                                   (In thousands)

          Selected Financial Condition Data:

          Total assets                           $75,801    $70,776
          Cash and cash equivalents                  855      1,778
          Loans, net                              44,481     35,602
          Securities available-for-sale           27,520     30,687
          Other investments (interest-earning
           term deposit)                             100        100
          Federal Home Loan Bank stock             1,220      1,220
          Deposits                                53,238     46,097
          Total borrowings                        17,482     19,364
          Total stockholders' equity               4,954      5,213


                                               Years Ended December 31,
                                               ------------------------
                                                   2005        2004
                                                   ----        ----
                                                    (In thousands)

      Selected Operating Data:

      Total interest income                      $ 3,479      $ 2,514
      Total interest expense                       1,700          993
                                                 -------      -------
        Net interest income                        1,779        1,521
      Benefit for loan losses                        (16)          --
                                                 -------      -------
      Net interest income after benefit for
       loan losses                                 1,795        1,521
      Customer service charges                       137           76
      Other non-interest income                      120          166
                                                 -------      -------
      Total non-interest income                      257          242

      Total non-interest expense                   2,109        1,709

      (Loss) income before income tax
       (benefit) expense                             (57)          54

      Income tax (benefit) expense                   (27)          22
                                                 -------      -------

        Net (loss) income                        $   (30)     $    32
                                                 =======      =======


                                                                  At or For the Year Ended
Selected Financial Ratios and Other Data:                               December 31,
-----------------------------------------                         ------------------------
                                                                      2005        2004
                                                                    -------      ------

Performance Ratios:
Return on assets (ratio of net income to average total assets)       (0.04)%       0.06%
Return on equity (ratio of net income to average equity)             (0.59)%       0.84%

Ratio of non-interest expense to average total assets                 2.78%        3.02%
Efficiency ratio(1)                                                 103.57%       96.92%
Ratio of average interest-earning assets
 to average interest-bearing liabilities                            112.17%      112.48%

Interest Rate Spread Information(2):
Average during period                                                 2.12%        2.51%
Net interest margin(3)                                                2.41%        2.73%

Asset Quality Ratios:
Non-performing assets to total assets                                 0.46%        0.30%
Allowance for loan losses to non-performing loans(4)                 88.86%      163.32%
Allowance for loan losses to total gross loans(4)                     0.70%        0.91%
Net charge-offs (recoveries) to
 average outstanding loans                                           (0.01)%      (0.02)%
Non-performing loans to total gross loans                             0.79%        0.56%

Capital Ratios:
Equity to total assets at end of period                               6.54%        7.37%
Average equity to average assets                                      6.74%        6.81%
Tier 1 leverage(5)                                                    6.08%        6.37%
Tier 1 risk-based(5)                                                 12.89%       16.59%
Total risk-based(5)                                                  13.75%       17.79%

Other Data:
Number of full-service offices                                           2            2
Number of average full-time equivalent employees                        22           18
Number of loans                                                        705          562
Number of deposit accounts                                           4,949        4,529

--------------------
<F1>  Efficiency ratio represents non-interest expense as a percentage of net interest income plus non-interest income.
<F2>  Spread represents the difference between the weighted average yield on interest-earning assets and weighted average cost on interest-bearing liabilities.
<F3>  Net interest income divided by average interest-earning assets.
<F4>  The allowance for loan losses at December 31, 2005 and 2004 was
      $311,000 and $325,000, respectively.
<F5>  Capital ratios are for Monadnock Community Bank only.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS

      This discussion and analysis reflects our consolidated financial statements and other relevant statistical data. The information in this section has been derived from the audited consolidated financial statements, which appear beginning on page F-2 of this annual report.

Forward-Looking Statements

      These financial statements and management discussion and analysis contains forward-looking statements, which are based on assumptions and describe future plans, strategies and expectations of Monadnock Community Bancorp, Inc. and its wholly owned subsidiary, Monadnock Community Bank. These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar words. Our ability to predict results or the actual effect of future plans or strategies is uncertain. Factors which could have a material adverse effect on our operations include, but are not limited to, changes in interest rates, general economic conditions, economic conditions in the states of New Hampshire or Massachusetts, legislative and regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, fiscal policies of the New Hampshire or Massachusetts State Government, the quality or composition of our loan or investment portfolios, demand for loan products, competition for and the availability of loans that we purchase for our portfolio, deposit flows, competition, demand for financial services in our market areas and accounting principles and guidelines, acquisitions and the integration of acquired businesses, asset-liability management, the financial and securities markets and the availability of and costs associated with sources of liquidity.

      Monadnock Community Bancorp, Inc. wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Monadnock Community Bancorp, Inc. wishes to advise readers that the factors listed above could affect Monadnock Community Bancorp, Inc.'s financial performance and could cause Monadnock Community Bancorp, Inc.'s actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. Monadnock Community Bancorp, Inc. does not undertake and specifically declines any obligation to publicly release the result of any revisions, which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

General

      The following discussion is intended to assist in understanding the financial condition and results of operations of Monadnock Community Bancorp, Inc. and Monadnock Community Bank. The information contained in this section should be read in conjunction with other sections of this annual report, including the financial statements.

      As we have transitioned from a credit union, we have put into place the operations and personnel structure to serve as a community-based financial institution. As a community based financial institution, our principal business has historically consisted of attracting deposits from the general public and the business community and making loans secured by various types of collateral, including residential and commercial real estate and general business assets. Deposit flows are influenced by a number of factors, including interest rates paid on competing investments, account maturities, fee structures, and level of personal income and savings. Lending activities are influenced by the demand for funds, interest rate levels, the number and quality of lenders, and regional economic cycles. Our sources of funds for lending activities include deposits, borrowings, payments on loans, maturation or sales of securities and income provided from operations.

      Our earnings are primarily dependent upon our net interest income, which is the difference between interest income on interest-earning assets, which principally consist of loans and investment securities, and interest expense on interest-bearing liabilities, which principally consist of deposits and borrowings. Our results of operations also are affected by the level of our provisions for loan losses, non-interest income and non-interest expenses. Non-interest income consists primarily of service charges on deposit accounts, merchant fee income, commissions we receive on loans we refer to a mortgage banking company and any gain on sale of loans and investments. Non-interest expense consists primarily of salaries and employee benefits, occupancy, equipment, data processing and ATM expense. Our results of operations may also be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities. In addition, as interest rates rise, our loan volume is likely to decrease due to reduced borrower demand, thereby reducing our interest and fee income.

      Due to the limitations of our capital base prior to our minority stock offering in 2004, our ability to increase interest-earning assets was constrained even though we otherwise had the resources to increase our lending operations. Our profitability has been marginal over the past few years and as a result, we also had to rely on sales of securities in our investment portfolio to generate earnings. We have been able to increase our interest-earning assets due to our increased capital base. Although we had a net operating loss of $30,000 for 2005, we had net income of $15,000 and $30,000 for the quarters ended September 30, 2005 and December 31, 2005, respectively. As noted in other sections of this annual report, we are not likely to be able to generate such gains in the future. We have used the proceeds from our 2004 minority stock offering, and we now seek to raise additional capital to continue our growth and to build our franchise.

Critical Accounting Policies and Estimates

      In reviewing and understanding our financial information, you are encouraged to read and understand the significant accounting policies used in preparing our consolidated financial statements.

      These policies are described in Note 2 to the consolidated financial statements. The accounting and financial reporting policies of Monadnock Community Bancorp, Inc. conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Accordingly, the consolidated financial statements require certain estimates, judgments, and assumptions, which are believed to be reasonable, based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the periods presented. The following accounting policies comprise those that management believes are the most critical to aid in fully understanding and evaluating our reported financial results.

      Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that management believes will cover known and inherent losses in the loan portfolio, based on evaluations of the collectibility of loans. The evaluations take into consideration such factors as changes in the types and amount of loans in the loan portfolio, historical loss experience, peer group information, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, estimated losses relating to specifically identified loans, and current economic conditions. Our methodology for analyzing the allowance for loan losses consists of specific and general components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience for consumer and commercial loans and peer group loss experience for real estate loans, adjusted for qualitative factors. Peer group loss experience, adjusted for qualitative factors unique to Monadnock Community Bank, is used in arriving at our general components for residential real estate loans since our historical loss experience has been minimal. In addition, residential real estate loans have grown to become a larger component of our total loan portfolio, but have had less seasoning than the remainder of our loan portfolio.

      While management uses the best information available to make loan loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or changes in accounting guidance. In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. The Office of Thrift Supervision may require the recognition of adjustments to the allowance for loan losses based on its judgment of information available to it at the time of their examination.

      Loans. Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses and deferred net loan origination fees, and increased by premiums on purchased loans. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the effective interest method over the remaining lives of the associated loans. Loan premiums on purchased loans are amortized into interest income as a yield adjustment over the estimated lives of the loan pools using the effective interest method.

      Investments. Investments and mortgage-backed securities that Monadnock Community Bank has both the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at cost. All mortgage-backed securities are currently available- for- sale and carried at fair value. Purchase premiums and discounts on mortgage-backed securities are amortized and accreted to interest income using the effective interest method, taking into consideration assumed prepayment patterns.

Management Strategy

      Our strategy is to operate as an independent financial institution dedicated to serving the needs of customers in our market area, which consists of western Hillsborough and eastern Cheshire counties in New Hampshire and northern Worcester county in Massachusetts. We intend to continue to increase our loan portfolio and to attract retail deposits, with the goal of expanding our deposit base. This growth is anticipated to include the establishment of new branches, either by acquisition or by exploring opportunities in our market area. In the fourth quarter of 2004, we completed the acquisition of our Winchendon, Massachusetts branch from another financial institution. At the time of the acquisition, the branch had $5.4 million in deposits. By December 31, 2005, we were successful in growing the branch to $8.9 million in deposits.

      Our commitment is to provide a reasonable range of products and services to meet the needs of our customers. Our goal is to grow Monadnock Community Bancorp, Inc. while providing cost effective services to our market area and leveraging our infrastructure.

      Financial highlights of our strategy include:

      Operating as a Community Savings Bank and Offering Personalized Customer Service. We are committed to meeting the financial needs of the communities in which we operate. We provide a broad range of individualized consumer and business financial services. We believe that we can be more effective in servicing our customers than many of our non-local competitors because our employees and senior management are able to respond promptly to customer needs and inquiries. Our ability to provide these services is enhanced by the experience of our senior management, which has an average of over 25 years' experience in the financial services industry.

      Increasing Loan Production. Our strategy of increasing net income includes increasing our loan production. Our net loan portfolio increased from $30.7 million at December 31, 2003 to $44.5 million at December 31, 2005, nearly a 50% increase. We plan to continue to grow our loan portfolio with the net proceeds raised in the offering.

      Expanding Market Presence Through New Offices. Total assets have grown $32.1 million, or 73.5%, from $43.7 million at December 31, 2003 to $75.8 million at December 31, 2005, as a result of our efforts to expand and market our product lines and using our increased capital base from our 2004 stock offering to appeal to a wide base of prospective customers. The efforts to increase our market presence have included the Winchendon branch acquisition and evaluating potential new branches in the future. We currently do not have any plans to establish a new office in 2006 but our business plan contemplates opening a new office in 2007.

      Building Core Deposits. We offer checking accounts, NOW accounts and savings accounts, which generally are lower cost sources of funds than certificates of deposits and are less sensitive to withdrawal when interest rates fluctuate. In order to build our core deposit base, we intend to continue to offer a broad range of deposit products and to increase our core deposits through branch acquisitions, and the establishment of new branches. Our deposits increased to $53.2 million at December 31, 2005 from $34.4 million at December 31, 2003.

      Improving Non-Interest Income. Non-interest income consists primarily of fees, service charges and gains from securities sales. We plan to target programs to increase non-interest income such as the overdraft checking program we instituted in December 2005. Our non-interest income from sources other than securities and loan sales increased to $193,214 in 2005 from $136,455 in 2004.

      Maintaining Our Strong Asset Quality. Our high asset quality is reflected in our ratio of non-performing assets to total assets, which was 0.46% and 0.30% at December 31, 2005 and 2004, respectively. We have introduced new loan products only when we were confident that our staff had the necessary expertise and sound underwriting and collection procedures were in place. In addition to these lending practices, we invest in high grade securities.

      Improving Our Efficiency Ratio. Our infrastructure and fixed operating costs can support a larger asset base. We believe the conversion and offering will allow us to increase our asset base through greater loan production which should help improve our efficiency ratio (non-interest expense divided by net-interest income and non-interest income) by generating additional income.

      All of these initiatives are designed to improve our profitability in future years.

Comparison of Financial Condition at December 31, 2005 and December 31, 2004.

      General. Our total assets increased by $5.0 million, or 7.1%, to $75.8 million at December 31, 2005 compared to $70.8 million at December 31, 2004. The increase primarily reflected growth in our net loan portfolio of $8.9 million to $44.5 million at December 31, 2005 from $35.6 million at December 31, 2004, partially offset by a decrease in our investment portfolio of $3.2 million and cash and cash equivalents of $923,000. The increase in assets was funded by an increase in deposits of $7.1 million, partially offset by a decrease in Federal Home Loan Bank advances of $1.9 million.

      Loans. Our net loan portfolio increased $8.9 million, or 25.0%, to $44.5 million at December 31,

2005 from $35.6 million at December 31, 2004. The largest increase was in one- to four-family residential real estate loans which increased $4.8 million, or 25.5% to $23.6 million at December 31, 2005 from $18.8 million at December 31, 2004. During the second quarter of 2005, we decided to portfolio not only 15 year fixed-rate mortgages but to a lesser extent 30 year fixed-rate mortgages. We also began purchasing 3-7 year adjustable rate mortgage loans in the fourth quarter of 2005, which purchases totaled $695,000 at year end. Home equity loans increased $3.0 million, or 107.1%, to $5.8 million at December 31, 2005 from $2.8 million at December 31, 2004. The increase was primarily attributable to a promotional home equity loan product which was introduced during the second quarter of 2005. Commercial real estate loans decreased $1.1 million to $8.4 million at December 31, 2005 from $9.5 million at December 31, 2004 due to payoffs, principal repayments and the sale of $657,000 in United States Small Business Administration guaranteed loans exceeding new loan production. Commercial loans increased $1.2 million despite being partially offset by the sale of $290,000 in loans guaranteed by the United States Small Business Administration during the year. Consumer loans increased $1.0 million to $1.3 million at December 31, 2005 from $336,000 at December 31, 2004 as we began offering attractive financing on automotive loans for personal and business customers. Net loan growth for the year was mainly concentrated in the third and fourth quarters of 2005, which had net loan growth of $3.0 million and $4.7 million, respectively.

      Investments. We classify our investments in debt securities as securities held-to-maturity, securities available-for-sale or trading securities. Securities held-to-maturity are carried at amortized cost, securities available-for-sale are carried at market value with unrealized gains and losses shown in accumulated other comprehensive income (loss) as a separate component of capital, net of related tax effects, and trading securities are carried at market value with unrealized gains and losses reflected in earnings. We had no securities classified as trading securities during 2005 or 2004.

      Our investment portfolio decreased $3.2 million to $27.5 million at December 31, 2005 from $30.7 million at December 31, 2004. The decrease was primarily due to $17.7 million of proceeds received on sales of available-for-sale securities and principal paydowns on mortgage-backed securities as well as sales of U.S. Government agency securities, partially offset by $14.9 million of purchases of mortgage-backed and U.S. Government agency securities during the year. The net proceeds from the investment portfolio were used to fund loans primarily in the second half of the year.

      At December 31, 2005 and 2004, the net unrealized losses on securities available-for-sale, net of related tax effects, were $154,000 and $28,000, respectively. These net unrealized losses are shown in accumulated other comprehensive loss as a separate component of stockholders' equity.

      At December 31, 2005, the weighted average maturity of mortgage-backed securities available-for-sale was 310 months, based upon their final maturities. However, normal principal repayments and prepayments of mortgage-backed securities are received regularly, substantially reducing their weighted average maturities. The majority of our mortgage-backed securities are one-year adjustable rate securities with the weighted average term to next repricing adjustment being 11 months on average.

      Cash and cash equivalents. Cash and cash equivalents decreased $923,000 to $855,000 at December 31, 2005 from $1.8 million at December 31, 2004. Cash and due from banks decreased $590,000 to $668,000 at December 31, 2005 from $1.3 million at December 31, 2004 while interest-earning demand deposits in other financial institutions, including Federal Home Loan Bank overnight deposits and federal funds sold, decreased $332,000 to $187,000 at December 31, 2005 from $519,000 at December 31, 2004. The decrease in cash and due from banks is due to a decrease in the amount of items processed through our depository bank accounts that settled subsequent to the end of the reporting period. The level of interest-earning deposits, which are short-term overnight investments, fluctuates as investments are made in other earnings assets such as loans and investments, and as balances of interest-bearing liabilities such as deposits and Federal Home Loan Bank advances fluctuate. Interest-earning deposits are also used to fund cash and due from bank requirements. Deposits. Our total deposits increased $7.1 million, or 15.4%, to $53.2 million at December 31, 2005 from $46.1 million at December 31, 2004. Interest-bearing deposits increased $6.3 million, to $48.0 million at December 31, 2005 from $41.7 million at December 31, 2004, while non interest-bearing deposits increased $851,000, to $5.3 million at December 31, 2005 from $4.4 million at December 31, 2004. The increase in interest-bearing deposits is primarily attributable to an increase in time certificates of $7.8 million, partially offset by a decrease in money market, savings and NOW accounts of $746,000, $537,000 and $246,000, respectively. The increase in time certificates is the direct result of our marketing initiatives in this area as well as paying competitive rates on this product. The decrease in savings accounts is primarily attributable to an internal movement of our Winchendon customers from savings accounts to money market accounts in an effort to align our product offerings as well as a shift of some customers into shorter-term time certificates. The decrease in money market deposit accounts is primarily the result of customers transferring money out of money market accounts into more attractive shorter term or special rate certificates of deposits, partially offset by the transfer of savings accounts as noted above. The movement of customers into attractive rate time certificates is the direct result of the Federal Reserve Board actions which have increased the federal funds rate from a historic low of 1.0% in the second quarter of 2004 to 4.25% at the end of the year. The increase in deposits for the year was used to fund loan growth.

      Borrowings. Federal Home Loan Bank advances decreased $1.9 million to $17.5 million at December 31, 2005 from $19.4 million at December 31, 2004.

      Principal payments due on other borrowings after December 31, 2005 are $6.0 million in 2006, $1.7 million in 2007, $425,000 in 2008, $4.9 million in 2009, $1.3 million in 2010 and $3.1 million in years thereafter. The Federal Home Loan Bank will require the repayment of $5.0 million of borrowings during 2006 if the three-month LIBOR exceeds specified rates; $1.0 million of which is at an interest rate of 3.15% maturing in 2009 if the three month LIBOR exceeds 5.00%; $3.0 million of which is at a weighted average interest rate of 3.04% maturing in 2009 if the three-month LIBOR exceeds 6.50%. Additionally, the Federal Home Loan Bank will require the repayment of $1.0 million of borrowings during 2006 if the three-month LIBOR exceeds 6.50% of which borrowings is at an interest rate of 3.99% maturing in 2014. As of December 31, 2005, the three month LIBOR was at 4.54%. Should the Federal Home Loan Bank require repayment of the putable borrowings on the put dates, the interest cost to replace such borrowings would likely increase.

      Stockholders' Equity. Total stockholders' equity decreased by $259,000 to approximately $5.0 million at December 31, 2005 from $5.2 million at December 31, 2004. Our equity to assets ratio was 6.54% at December 31, 2005 compared to 7.37% at December 31, 2004. The decrease in stockholders' equity was primarily attributable to an increase in other comprehensive loss of $126,000, treasury stock repurchases of $127,000 for the restricted stock awards granted in 2005, a net operating loss of $30,000, partially offset by an increase of $24,000 related to shares allocated to employees under the employee stock ownership plan.

Average Balances, Net Interest Income, Yields Earned and Rates Paid

      The following table sets forth certain information for the years ended December 31, 2005 and 2004 and at December 31, 2005. The average yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from daily balances. The table reflects the averages of Monadnock Community Bank only through June 28, 2004 (as a mutual savings bank) and the consolidated average balance sheet of Monadnock Community Bancorp, Inc. thereafter through December 31, 2005.


                                         At December 31,                          For the Year ended December 31,
                                      ---------------------    --------------------------------------------------------------------
                                               2005                         2005                                2004
                                      ---------------------    ------------------------------    ----------------------------------
                                                  Weighted                            Average
                                      Ending      Average      Average                 Yield/    Average                  Average
                                      Balance    Yield/Cost    Balance    Interest      Cost     Balance    Interest    Yield/ Cost
                                      -------    ----------    -------    --------    -------    -------    --------    -----------
INTEREST-EARNING ASSETS                                                  (Dollars in Thousands)
-----------------------

Loans (1)                             $44,793       6.15%      $38,184     $2,246      5.88%     $33,020     $1,862        5.64%
Mortgage-backed Securities(2)          24,775       3.84        30,212      1,024      3.39       20,586        615        2.99
Agency Securities                       3,000       4.03         3,411        128      3.75           --         --          --
Federal Home Loan Bank stock            1,220       4.85         1,220         53      4.34          850         25        2.94
Other interest-earning assets             287       3.85           933         28      3.00        1,191         12        1.01
                                      -------                  -------     ------                -------     ------

Total interest-earning assets          74,075       5.26        73,960      3,479      4.70       55,647      2,514        4.52
Non-interest earning assets             1,726                    1,901                               934
                                      -------                  -------                           -------
Total assets                          $75,801                  $75,861                           $56,581
                                      =======                  =======                           =======

INTEREST-BEARING LIABILITIES
----------------------------

NOW and money market                  $14,329       1.35       $15,022     $  178      1.18      $15,191     $  116        0.76
Savings deposits                        2,780       0.50         2,704         14      0.52        2,112         13        0.62
Certificates of deposit                30,860       3.43        29,062        922      3.17       16,071        442        2.75
Federal Home Loan Bank advances        17,482       3.26        19,148        586      3.06       16,097        422        2.62
                                      -------       ----       -------     ------      ----      -------     ------        ----

Total interest-bearing liabilities     65,451       2.80        65,936      1,700      2.58       49,471        993        2.01
                                                                           ------                            ------
Non-interest bearing liabilities        5,396                    4,811                             3,257
                                      -------                  -------                           -------
Total liabilities                      70,847                   70,747                            52,728
Equity                                  4,954                    5,114                             3,853
                                      -------                  -------                           -------
Total liabilities and equity          $75,801                  $75,861                           $56,581
                                      =======                  =======                           =======

Net interest/spread                                 2.46%                  $1,779      2.12%                 $1,521        2.51%
                                                    ====                   ======      ====                  ======        ====
Net interest margin(3)                              2.78%                              2.41%                               2.73%
                                                    ====                               ====                                ====

Ratio of interest-earning assets
 to interest-bearing liabilities       113.18%                  112.17%                           112.48%
                                      =======                  =======                           =======

--------------------
<F1>  Calculated net of deferred costs and includes non-performing loans.
<F2>  Calculated based on amortized cost.
<F3>  Net interest income divided by interest-earning assets.

Rate/Volume Analysis

      The following table presents the dollar amount of changes in interest income and interest expense for major components of our interest-earning assets and interest-bearing liabilities. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (1) changes in volume, which are changes in volume multiplied by the old rate; (2) changes in rate, which are changes in rate multiplied by the old volume; and (3) changes in rate/volume, which are the changes in rate times the changes in volume.


                                               For the Year Ended
                                           December 31, 2005 vs. 2004
                                               Increase (Decrease)
                                                     Due to
                                       ----------------------------------
                                                           Rate/
                                       Volume     Rate     Volume     Net
                                       ------     ----     ------     ---
                                                 (In Thousands)

INTEREST-EARNING ASSETS
-----------------------

Loans (1)                              $ 291     $  80      $ 13     $384
Mortgage-backed and U.S. Government
 agency securities (2)                   390        90        57      537
Federal Home Loan Bank stock              11        12         5       28
Other interest-earning assets             (3)       24        (5)      16
                                       -----     -----      ----     ----

Total interest-earning assets          $ 689     $ 206      $ 70     $965
                                       =====     =====      ====     ====

INTEREST-BEARING LIABILITIES
----------------------------

NOW and money market accounts          $  (1)    $  64      $ (1)    $ 62
Savings deposits                           4        (2)       (1)       1
Certificates of deposit                  357        68        55      480
Federal Home Loan Bank advances           80        71        13      164
                                       -----     -----      ----     ----

Total interest-bearing liabilities     $ 440     $ 201      $ 66     $707
                                       =====     =====      ====     ====

Net interest/spread                    $ 249     $   5      $  4     $258
                                       =====     =====      ====     ====

--------------------
<F1>  Calculated net of deferred costs and includes non-performing loans.
<F2>  Calculated based on amortized cost.

Comparison of Results of Operations for the Years Ended December 31, 2005 and 2004.

      General. We recorded a net loss of $30,000 for the year ended December 31, 2005 compared with net income of $32,000 for the year ended December 31, 2004. The loss during 2005 was primarily due to an increase in non-interest expense of $400,000, partially offset by increases in net interest and dividend income of $258,000, a benefit for loan losses of $16,000 and noninterest income of $15,000.

      Our net loss in 2005 and our marginal profit for the year ended December 31, 2004 was primarily due to our high fixed operating costs in relation to the amount of net interest income and non-interest income we generated and our comparatively low net interest margin (net interest income divided by average interest earning assets). Non-interest expense (consisting primarily of salaries and employee benefits) divided by net interest and dividend income plus non-interest income, commonly referred to as our efficiency ratio, was 103.57% during 2005 compared to 96.92% during 2004. The existing operating platform we have in place relative to the size of our customer base and asset base has tended to negatively impact our profitability. Our net interest margin during the year ended December 31, 2005 and 2004 was 2.41% and 2.73%, respectively. The decrease in net interest margin in 2005 is attributable to a change in our asset composition from 59.3% of average interest-earning assets in loans for 2004 to 51.6% for 2005 due to an increase in investment securities purchased with the proceeds of our 2004 minority stock offering, as well as a change in the composition of our liabilities to a higher cost of funding in the form of time deposits and Federal Home Loan Bank advances which accounted for 73.1% of average interest-bearing liabilities for 2005 compared with 65.0% for 2004. We anticipate that the implementation of SFAS No. 123R, which requires us to record the grants of stock options in 2005 as an expense, beginning in the first quarter of 2006, will have a pretax expense of approximately $21,000 for the year ended December 31, 2006. Also, we anticipate the compensation cost for restricted stock awards granted in 2005 to have a pre-tax expense of approximately $15,000 for the year ended December 31, 2006. We also will be required to recognize as an expense any restricted stock awards and option grants following the conversion, which will also impact earnings.

      Net Interest and Dividend Income. Net interest and dividend income increased $258,000, or 16.9%, to $1.8 million for the year ended December 31, 2005 compared to $1.5 million for the year ended December 31, 2004, reflecting a $965,000, or 38.4%, increase in interest and dividend income, offset by a $707,000, or 71.2%, increase in interest expense. The increase in our net interest income is due primarily to an increase of $18.4 million, or 33.1%, in average interest-earning assets to $74.0 million in 2005 from $55.6 million in 2004, partially offset by an increase in average interest-bearing liabilities of $16.4 million, or 33.1%, to $65.9 million in 2005 from $49.5 million in 2004. Additionally, the net interest rate spread decreased to 2.12% in 2005 from 2.51% in 2004, while the net interest margin decreased from 2.73% in 2004 to 2.41% in 2005.

      Interest Income. Total interest and dividend income increased by $965,000, or 38.4%, to $3.5 million for the year ended December 31, 2005 from $2.5 million for the year ended December 31, 2004. Interest income on loans increased $384,000 to $2.2 million in 2005 from $1.9 million in 2004. The increase was primarily the result of an increase in the average loan balances of $5.2 million or 15.8%, to $38.2 million in 2005, from $33.0 million in 2004, and to a lesser extent, an increase in average loan yields to 5.88% in 2005 from 5.64% in 2004. The increase in average loans is primarily attributable to an increase of $4.1 million in one- to four-family residential mortgage and home equity loans. The continued low interest rate environment for fixed rate loans during 2004 and 2005, a special promotional home equity product introduced in the second quarter of 2005 along with the origination of 30 year fixed-rate loans for portfolio towards the end of the second quarter of 2005 were the contributing factors toward average consumer real estate loan growth for the year. The increase in average loan yields from 5.64% for 2004 to 5.88% for the same period in 2005 is primarily the result of Federal Reserve Board actions since the end of the second quarter of 2004 which have resulted in an increase in the prime rate of 325 basis points during this time, partially offset by the change in the composition of our loan portfolio to lower yielding one- to four-family residential mortgage and home equity loans which comprised 65.5% of average loans for 2005 compared to 63.2% for the same period in 2004.

      Interest and dividend income on investment securities, Federal Home Loan Bank stock and interest-bearing deposits with other financial institutions increased $581,000 for 2005 to $1.2 million from $652,000 for the same period in 2004. The increase was primarily the result of an increase in the average balance of our investment portfolio by $13.2 million to $35.8 million for 2005, from $22.6 million for the same period in 2004, and to a lesser extent, an increase in the overall yield on total investments from 2.88% for 2004 to 3.45% for the same period in 2005. The increase in the average balances in the investment portfolio is the direct result of our leveraging the balance sheet with an increase in funding with time deposits and Federal Home Loan Bank advances. Approximately 74% of mortgage-backed securities are invested in one-year adjustable rate securities which are expected to reprice upward 1% during 2006 based on the current levels of interest rates as of December 31, 2005.

      Interest Expense. Total interest expense increased by $707,000 to $1.7 million for 2005 from $993,000 for the same period in 2004. The increase in interest expense relates primarily to an increase of $16.4 million in average interest-bearing liabilities to $65.9 million for 2005 from $49.5 million for the same period in 2004, coupled with an increase in the average overall cost of interest-bearing liabilities to

2.58% for 2005 from 2.01% for the same period in 2004. The increase in volume and cost is primarily attributable to Monadnock Community Bank increasing its interest-earning assets by investing in securities and funding this growth primarily with time deposits and Federal Home Loan Bank advances. Interest expense on deposits increased $543,000 to $1.1 million for 2005 from $571,000 for the same period in 2004. The increase was primarily the result of an increase in the average balances of time deposits of $13.0 million to $29.1 million for 2005 from $16.1 million for the same period in 2004, and to a lesser extent, an increase in the average costs of time deposits to 3.17% for 2005 from 2.75% for the same period in 2004. Average time deposits comprised 62.1% of interest-bearing deposits for 2005 compared with 48.2% for the same period in 2004. The increase in average balances of time deposits is the direct result of our strategy to offer competitive rates on time deposits and to a lesser extent, the acquisition of a branch office in Winchendon, Massachusetts, which was completed on October 15, 2004. Interest expense on NOW and money market accounts increased $62,000 primarily as a result of an increase in costs on these deposits from 0.76% for 2004 to 1.18% for the same period in 2005. The increase in costs is primarily the result of Federal Reserve Board actions as discussed above.

      Interest expense on Federal Home Loan Bank advances increased $164,000, or 38.9%, to $586,000 for 2005 from $422,000 for the same period in 2004. The increase was primarily the result of an increase in the average balances of Federal Home Loan Bank advances of $3.0 million to $19.1 million in 2005 from $16.1 million in 2004, coupled with an increase in the average borrowing costs to 3.06% in 2005 from 2.62% in 2004. We used the additional funding from Federal Home Loan Bank advances to increase our investment securities portfolio. The increase in borrowing costs is mainly attributable to our funding maturing Federal Home Loan Bank advances with longer-term borrowings. In 2005, we obtained $4.4 million in long-term borrowings at a weighted average cost of 4.46% and a weighted average original maturity of 75 months.

      Benefit for Loan Losses. We recorded a net benefit for loan losses (rather than a provision) of $16,000 for the year ended December 31, 2005 compared with no benefit or provision for loan losses for the year ended December 31, 2004. We recorded a benefit for loan losses for the year ended December 31, 2005 due to the payoff in the second and third quarters of 2005 of $670,000 ($502,000 of which was guaranteed by the United States Small Business Administration) of nonperforming loans classified as substandard and the payoff of $802,000 ($525,000 of which was guaranteed by the United States Small Business Administration) of special mention loans in 2005, partially offset by the downgrade of $350,000 in loans ($262,000 of which is guaranteed by the United States Small Business Administration) to substandard in the fourth quarter of 2005. We believe that our allowance for loan losses is at an amount that will absorb known identifiable loan losses as well as estimated losses inherent in the portfolio for which the losses are probable but not identifiable. Provisions to the allowance may be necessary if the market in which we operate deteriorates, or the composition of our loan portfolio changes. Additionally, regulatory agencies review our allowance for loan losses as part of their examination process. Such agencies may require us to recognize additions to the allowance based on judgments which may be different from those of management.

      Total Noninterest Income. Noninterest income increased $15,000 to $257,000 for the year ended December 31, 2005 from $242,000 for the same period in 2004. The increase during 2005 was attributable to increases in service charges on deposits of $61,000, net gains on sales of loans of $36,000 and other income of $7,000, partially offset by a decrease in net gain on sales of available-for-sale securities of $77,000 as well as a decrease in loan commissions of $11,000. The increase in service charges is primarily related to the increase in new accounts opened throughout 2005 and the increase related to new accounts from our branch acquisition in the fourth quarter of 2004. In December 2005, we instituted a new product known as "Overdraft Privilege Service" to provide our customers with overdraft checking protection. This product is anticipated to increase non-interest income in 2006. The increase in net gains on sales of loans is due to the sale of $1.0 million of United States Small Business

Administration guaranteed loans during the year ended December 31, 2005 compared with $328,000 for the same period in 2004. The increase in other income is primarily the result of increased merchant activity as a result of new business accounts, partially offset by increased amortization on servicing rights related to paid off or repurchased United States Small Business Administration loans that originally had been sold. The decrease in loan commissions is the result of a reduction in volume of residential real estate loans in 2005 compared with 2004 that were originated and kept by the mortgage banking company that we use to generate mortgage loans. Fees received and paid on loans that are closed by the mortgage banking company and placed in our portfolio are deferred and amortized as an adjustment of yield.

      Total Noninterest Expenses. Noninterest expenses increased $400,000, or 23.4%, to $2.1 million for the year ended December 31, 2005 compared to $1.7 million for the year ended December 31, 2004. The increase during 2005 was primarily due to increased salaries and employee benefits expense of $195,000, increased other expense of $66,000, increased occupancy expense of $38,000, increased professional fees of $28,000, increased equipment expense of $21,000, increased marketing expense of $19,000 and increased telephone expense of $17,000.

      Salaries and employee benefits expense represented 50.3% and 50.7% of total noninterest expense for the year ended December 31, 2005 and 2004, respectively. Total salaries and employee benefits expense increased $195,000, or 22.5%, to $1.1 million for the year ended December 31, 2005 from $867,000 for 2004. The increase is primarily attributable to an increase in average full time equivalent employees from 18 for the year ended December 31, 2004 to 23 for the same period in 2005, normal salary increases, increases in health care costs, partially offset by increased deferrals of loan origination costs. The increase in average full time equivalent employees is primarily attributable to our branch acquisition in Winchendon, Massachusetts in the fourth quarter of 2004.

      Occupancy expense increased $38,000, or 32.8%, to $154,000 for the year ended December 31, 2005 from $116,000 for 2004. The increase is primarily associated with the costs of our branch acquisition in Winchendon, Massachusetts in the fourth quarter of 2004.

      Equipment expense increased $21,000, or 44.7%, to $68,000 for the year ended December 31, 2005 from $47,000 for 2004 primarily due to increased costs related to the equipment depreciation on fixed assets acquired with the Winchendon branch acquisition, new purchases of equipment for the Winchendon branch office in the fourth quarter of 2004 as well as new purchases of equipment for 2005 and the related depreciation costs.

      Professional fees increased $28,000, or 24.3%, to $143,000 for the year ended December 31, 2005 from $115,000 for 2004 primarily associated with increased legal, audit, consultant and shareholder related expenses as a result of Monadnock Community Bank's reorganization and minority stock offering completed during the second quarter of 2004.

      Telephone expense increased $17,000, or 54.8%, to $48,000 for the year ended December 31, 2005 from $31,000 for 2004 due to the upgrade of the telephone system to a T1 line, and additional costs related to having a second branch location as well as costs related to a contingency planning site.

      Marketing expense increased $19,000, or 35.2%, to $73,000 for the year ended December 31, 2005 from $54,000 for 2004 as we advertised more heavily in 2005 in an effort to bring in new deposit and loan accounts in the Peterborough market area as well as the Winchendon and surrounding town market area as a result of our branch acquisition in the fourth quarter of 2004.

      Other expense increased $66,000 to $291,000 for the year ended December 31, 2005 from $225,000 for 2004 due to increased costs related to having a second branch office, including the amortization of core deposit intangible from the branch purchase, additional courier costs, and increased costs related to having more deposit and loan accounts, partially offset by one-time charges of $17,000 related to the branch acquisition in 2004.

Management of Interest Rate Risk

      Our Risk When Interest Rates Change. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market interest rates change over time. Our loans generally have longer maturities than our deposits. Accordingly, our results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is a significant market risk.

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

      In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on our results of operations, we have adopted asset/liability and funds management policies to better match the maturities and repricing terms of our interest-earning assets and interest-bearing liabilities. The Board of Directors sets and recommends the asset and liability and funds management policies of Monadnock Community Bank, which are implemented by the asset/liability management committee.

      The purpose of the asset/liability management committee is to communicate, coordinate and control asset/liability management consistent with our business plan and Board approved policies. The committee establishes and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. Our objectives are to manage assets and funding sources to produce results that are consistent with our liquidity, capital adequacy, growth, risk and profitability goals.

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

      In order to manage our assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, we have focused our strategies on:

      *  Purchasing adjustable rate securities;

      *  Originating and purchasing adjustable rate loans;

      * Originating and purchasing a reasonable volume of fixed rate mortgages;

      *  Managing our deposits to establish stable deposit relationships;

      * Using Federal Home Loan Bank advances and pricing on fixed-term non-core deposits to align maturities and repricing terms; and

      *  Limiting the percentage of fixed-rate loans in our portfolio.

      Depending on the level of general market interest rates, the relationship between long-term and short-term interest rates, market conditions and competitive factors, the asset/liability management committee may determine to increase our interest rate risk position in order to maintain and improve our net interest margin.

      The asset/liability management committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and market value of portfolio equity, which is defined as the net present value of an institution's existing assets, liabilities and off-balance sheet instruments, and evaluating such impacts against the maximum potential changes in net interest income and market value of portfolio equity that are authorized by the Board of Directors of Monadnock Community Bank.

      The Office of Thrift Supervision provides us with the information presented in the following table, which is based on information provided to the Office of Thrift Supervision by Monadnock Community Bank. It presents the change in Monadnock Community Bank's net portfolio value at December 31, 2005 (the latest data available), that would occur upon an immediate change in interest rates based on Office of Thrift Supervision assumptions, but without giving effect to any steps that management might take to counteract such change.

      The following table illustrates the change in net interest income at December 31, 2005 that would occur in the event of an immediate change in interest rates, with no effect given to any steps that management might take, within the parameters established by our asset/liability management committee, to counter the effect of such interest movement.


                              At December 31, 2005
--------------------------------------------------------------------------------
     Change in
 Interest Rates in
Basis Points ("bp")           Net Portfolio Value          as % of PV of Assets
    (Rate Shock        --------------------------------    ---------------------
     in Rates)         $ Amount    $ Change    % Change    NPV Ratio    $ Change
-------------------    --------    --------    --------    ---------    --------
                             (Dollars in Thousands)

      +300 bp            3,322      (2,631)      (44)%       4.59%       (319)bp
      +200 bp            4,354      (1,599)      (27)%       5.89%       (189)bp
      +100 bp            5,252        (701)      (12)%       6.97%        (80)bp
         0 bp            5,954          --         --%       7.77%         --
      -100 bp            6,263         309          5%       8.09%          31bp
      -200 bp            6,078         125          2%       7.80%           3bp

      The Office of Thrift Supervision uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.

      As with any method of measuring interest rate risk, shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in the market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, if interest rates change, expected rates of prepayments on loans and early withdrawals from certificates of deposit could deviate significantly from those assumed in calculating the table.

Liquidity and Commitments

      Historically, we have maintained liquid assets at levels believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. We regularly review cash flow projections and update them to assure that adequate liquidity is maintained. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans.

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

      Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits and federal funds sold. On a longer-term basis, we maintain a strategy of investing in various lending products such as residential, commercial and consumer loans. We use our sources of funds primarily to meet ongoing commitments, to pay maturing time deposits and savings withdrawals, to fund loan commitments and to maintain our portfolio of mortgage-backed and related securities. At December 31, 2005, the total approved loan commitments unfunded amounted to $7.4 million, which includes the unadvanced portion of loans of $5.8 million. Certificates of deposits and advances from the Federal Home Loan Bank of Boston scheduled to mature in one year or less at December 31, 2005, totaled $23.3 million and $6.0 million, respectively. Based on historical experience, we believe that a significant portion of maturing deposits will remain with Monadnock Community Bank. We anticipate that we will continue to have sufficient funds, through deposits and borrowings, to meet our current commitments.

      At December 31, 2005, we had total collateral available to support an additional $21.6 million in additional advances from the Federal Home Loan Bank, but our internal policy limits Federal Home Loan Bank advances to 40% of total assets which amounts to an additional $11.1 million in borrowing capacity at year end.

Stockholders' Equity

      Our stockholders' equity totaled approximately $5.0 million or 6.54% of total assets at December 31, 2005 compared to $5.2 million, or 7.37% of total assets at December 31, 2004. The decrease in total stockholders' equity was primarily attributable to an increase in other comprehensive loss of $126,000 due to the decline in market value of securities held for sale net of tax, treasury stock repurchases of

$127,000 for the restricted stock awards, a net loss of $30,000, partially offset by an increase of $24,000 related to our employee stock ownership plan.

      Consistent with our goal to operate a sound and profitable financial institution, we actively seek to maintain a "well-capitalized" institution in accordance with regulatory standards. As of December 31, 2005, the most recent notification from the Office of Thrift Supervision categorized Monadnock Community Bank as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the subsidiary bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios. There have been no conditions or events since that notification that management believes would cause a change in Monadnock Community Bank's categorization.

Impact of Inflation

      The financial statements presented in this annual report have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

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

Recent Accounting Pronouncements

      In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payments" ("SFAS 123R"). This Statement revises FASB Statement No. 123, "Accounting for Stock Based Compensation" and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. SFAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the consolidated financial statements. It establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. This Statement is effective for the beginning of the first interim or annual reporting period that begins after December 15, 2005. Although the adoption of SFAS 123R is not expected to have a significant effect on our financial condition or cash flows, we expect to record non-cash compensation expense that will have an adverse effect on our results of operations. Our current estimate is that the effect on our results of operations will be approximately $21,000 of pre-tax earnings for 2006.

      In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), in an effort to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. In December 2003, the FASB revised Interpretation No. 46, also referred to as Interpretation 46 (R) ("FIN 46(R)"). The objective of this interpretation is not to restrict the use of variable interest entities but to improve financial reporting by companies involved with variable interest entities. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. This interpretation changes that, by requiring a variable interest entity to be consolidated by a company only if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. We are required to apply FIN 46, as revised, to all entities subject to it no later than the beginning of the first fiscal year or interim period beginning after December 15, 2004. The adoption of this interpretation did not have a material effect on our consolidated financial statements.

      In December 2003, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 03-3 ("SOP 03-3") "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." SOP 03-3 requires loans acquired through a transfer, such as a business combination, where there are differences in expected cash flows and contractual cash flows due in part to credit quality be recognized at their fair value. The excess of contractual cash flows over expected cash flows is not to be recognized as an adjustment of yield, loss accrual, or valuation allowance. Valuation allowances cannot be created nor "carried over" in the initial accounting for loans acquired in a transfer on loans subject to SFAS 114, "Accounting by Creditors for Impairment of a Loan." This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004, with early adoption encouraged. The adoption of SOP 03-3 did not have a material impact on our financial position or results of operations.

                  SHATSWELL, MacLEOD & COMPANY, P.C. [LOGO]
                        CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Monadnock Community Bancorp, Inc.
Peterborough, New Hampshire

           REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
           -------------------------------------------------------

We have audited the accompanying consolidated balance sheets of Monadnock Community Bancorp, Inc. and Subsidiary as of December 31, 2005 and 2004 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Monadnock Community Bancorp, Inc. and Subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

                                     /s/ Shatswell, MacLeod & Company, P.C.
                                     SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
January 30, 2006


          83 PINE STREET * WEST PEABODY, MASSACHUSETTS 01960-3635 *
             TELEPHONE (978) 535-0206 * FACSIMILE (978) 535-9908
                  smc@shatswell.com      www.shatswell.com

              MONADNOCK COMMUNITY BANCORP, INC. AND SUBSIDIARY
              ------------------------------------------------

                         CONSOLIDATED BALANCE SHEETS
                         ---------------------------

                         December 31, 2005 and 2004
                         --------------------------


ASSETS                                                                             2005            2004
------                                                                         -----------     -----------

Cash and due from banks                                                        $   668,055     $ 1,258,440
Federal Home Loan Bank overnight deposit                                                           390,447
Interest-bearing demand deposits with other banks                                    1,971         128,911
Federal funds sold                                                                 185,000
                                                                               -----------     -----------
      Total cash and cash equivalents                                              855,026       1,777,798
Interest-bearing time deposit in other bank                                        100,000         100,000
Investments in available-for-sale securities (at fair value)                    27,520,401      30,687,265
Federal Home Loan Bank stock, at cost                                            1,220,400       1,220,400
Loans, net of allowance for loan losses of $311,250 as of December 31, 2005
 and $324,502 as of December 31, 2004                                           44,481,338      35,602,177
Premises and equipment                                                             810,954         731,496
Other real estate owned                                                                             12,500
Goodwill                                                                           132,293         132,293
Core deposit intangible                                                            104,208         129,583
Accrued interest receivable                                                        319,038         218,416
Other assets                                                                       257,310         164,415
                                                                               -----------     -----------
      Total assets                                                             $75,800,968     $70,776,343
                                                                               ===========     ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Deposits:
  Noninterest-bearing                                                          $ 5,268,981     $ 4,417,945
  Interest-bearing                                                              47,968,935      41,678,721
                                                                               -----------     -----------
      Total deposits                                                            53,237,916      46,096,666
Federal Home Loan Bank advances                                                 17,481,950      19,364,354
Other liabilities                                                                  127,264         102,401
                                                                               -----------     -----------
      Total liabilities                                                         70,847,130      65,563,421
                                                                               -----------     -----------
Stockholders' equity:
  Preferred stock, par value $.01 per share; authorized 2,000,000 shares;
   issued and outstanding none
  Common stock, par value $.01 per share; authorized 18,000,000 shares;
   944,631 and 939,631 shares issued and outstanding at December 31, 2005
   and December 31, 2004, respectively                                               9,446           9,396
  Paid-in capital                                                                2,814,032       2,783,101
  Retained earnings                                                              2,553,142       2,583,445
  Unearned compensation - ESOP                                                    (114,570)       (135,304)
  Unearned compensation - Recognition and Retention Plan                          (154,560)
  Accumulated other comprehensive loss                                            (153,652)        (27,716)
                                                                               -----------     -----------
      Total stockholders' equity                                                 4,953,838       5,212,922
                                                                               -----------     -----------
      Total liabilities and stockholders' equity                               $75,800,968     $70,776,343
                                                                               ===========     ===========

                 The accompanying notes are an integral part of these consolidated financial statements.

              MONADNOCK COMMUNITY BANCORP, INC. AND SUBSIDIARY
              ------------------------------------------------

                      CONSOLIDATED STATEMENTS OF INCOME
                      ---------------------------------

                   Years Ended December 31, 2005 and 2004
                   --------------------------------------


                                                                           2005           2004
                                                                        ----------     ----------

Interest and dividend income:
  Interest and fees on loans                                            $2,245,996     $1,862,127
  Interest on investments-taxable                                        1,151,531        614,561
  Other interest income                                                     81,647         37,643
                                                                        ----------     ----------
      Total interest and dividend income                                 3,479,174      2,514,331
                                                                        ----------     ----------
Interest expense:
  Interest on deposits                                                   1,114,184        570,980
  Interest on Federal Home Loan Bank advances                              585,780        421,832
                                                                        ----------     ----------
      Total interest expense                                             1,699,964        992,812
                                                                        ----------     ----------
      Net interest and dividend income                                   1,779,210      1,521,519
Benefit for loan losses                                                    (15,645)
                                                                        ----------     ----------
      Net interest and dividend income after benefit for loan losses     1,794,855      1,521,519
                                                                        ----------     ----------
Noninterest income:
  Service charges on deposits                                              136,684         75,881
  Net gain on sales of available-for-sale securities                         3,031         80,241
  Net gain on sales of loans                                                61,210         25,415
  Loan commissions                                                           5,177         16,249
  Other income                                                              51,353         44,325
                                                                        ----------     ----------
      Total noninterest income                                             257,455        242,111
                                                                        ----------     ----------
Noninterest expense:
  Salaries and employee benefits                                         1,061,771        867,204
  Occupancy expense                                                        154,233        115,789
  Equipment expense                                                         68,469         47,227
  Data processing                                                          173,510        170,145
  Blanket bond insurance                                                    22,042         22,042
  Professional fees                                                        142,795        114,760
  Supplies and printing                                                     36,346         30,576
  Telephone expense                                                         47,678         31,264
  Marketing expense                                                         73,121         54,255
  Postage expense                                                           38,104         31,201
  Other expense                                                            291,386        224,919
                                                                        ----------     ----------
      Total noninterest expense                                          2,109,455      1,709,382
                                                                        ----------     ----------
      (Loss) income before income tax (benefit) expense                    (57,145)        54,248
Income tax (benefit) expense                                               (26,842)        21,858
                                                                        ----------     ----------
      Net (loss) income                                                 $  (30,303)    $   32,390
                                                                        ==========     ==========

Shares used in computing net (loss) income per share:
      Basic                                                                922,634            N/A
      Net (loss) income per share - basic                               $    (0.03)           N/A

                 The accompanying notes are an integral part of these consolidated financial statements.

              MONADNOCK COMMUNITY BANCORP, INC. AND SUBSIDIARY
              ------------------------------------------------

         CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
         ----------------------------------------------------------

                   Years Ended December 31, 2005 and 2004
                   --------------------------------------


                                                                                                           Accumulated
                                                                    Unearned      Unearned                    Other
                              Common     Paid-in      Retained    Compensation   Restricted    Treasury   Comprehensive
                              Stock      Capital      Earnings        ESOP         Stock        Stock          Loss        Total
                              ------     -------      --------    ------------   ----------    --------   -------------    -----

Balance, December 31, 2003    $        $             $2,551,055     $            $            $            $ (68,063)   $2,482,992
Comprehensive loss:
  Net income                                             32,390
  Net change in unrealized
   holding loss on available
   for sale securities,
   net of tax effect                                                                                          40,347
    Comprehensive income                                                                                                    72,737
Issuance of common stock       9,396    2,783,101                    (135,304)                                           2,657,193
                              ------   ----------    ----------     ---------    ---------    ---------    ---------    -----------
Balance, December 31, 2004     9,396    2,783,101     2,583,445      (135,304)                               (27,716)    5,212,922
Comprehensive loss:
  Net loss                                              (30,303)
  Net change in unrealized
   holding loss on available
   for-sale securities,
   net of tax effect                                                                                        (125,936)
    Comprehensive loss                                                                                                    (156,239)
Employee Stock Ownership
 Plan Distribution                          3,576                      20,734                                               24,310
Issuance of common stock
 from authorized shares for
 restricted stock awards
 (5,000 shares)                   50       41,950                                  (42,000)
Purchase of common stock
 for treasury (13,400 shares)                                                                  (127,155)                  (127,155)
Reissuance of common stock
 from treasury for restricted
 stock awards (13,400 shares)             (14,595)                                (112,560)     127,155
                              ------   ----------    ----------     ---------    ---------    ---------    ---------    -----------
Balance, December 31, 2005    $9,446   $2,814,032    $2,553,142     $(114,570)   $(154,560)   $            $(153,652)   $4,953,838
                              ======   ==========    ==========     =========    =========    =========    =========    ==========

              MONADNOCK COMMUNITY BANCORP, INC. AND SUBSIDIARY
              ------------------------------------------------

         CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
         ----------------------------------------------------------

                   Years Ended December 31, 2005 and 2004
                   --------------------------------------
                                 (Continued)


Reclassification disclosure for the years ended December 31:


                                                                             2005         2004
                                                                          ---------     --------

Net unrealized holding (losses) gains on available-for-sale securities    $(205,508)    $147,053
Reclassification adjustment for net realized gains in net income             (3,031)     (80,241)
                                                                          ---------     --------
  Other comprehensive (loss) income before income tax effect               (208,539)      66,812
Income tax benefit (expense)                                                 82,603      (26,465)
                                                                          ---------     --------
    Other comprehensive (loss) income, net of tax                         $(125,936)    $ 40,347
                                                                          =========     ========

Accumulated other comprehensive loss as of December 31, 2005 and 2004 consists of net unrealized holding losses on available-for-sale securities, net of taxes.

                 The accompanying notes are an integral part of these consolidated financial statements.

              MONADNOCK COMMUNITY BANCORP, INC. AND SUBSIDIARY
              ------------------------------------------------

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                    -------------------------------------

                   Years Ended December 31, 2005 and 2004
                   --------------------------------------


                                                                                    2005             2004
                                                                                ------------     ------------

Cash flows from operating activities:
Net (loss) income                                                               $    (30,303)    $     32,390
Adjustments to reconcile net (loss) income to net cash provided by (used in)
 operating activities:
  Net gain on sales of available-for-sale securities                                  (3,031)         (80,241)
  Net amortization of securities                                                     106,467           73,825
  Change in deferred loan origination costs, net                                     (25,226)         (27,447)
  Benefit for loan losses                                                            (15,645)
  Net gain on sales of loans                                                         (61,210)         (25,415)
  Depreciation and amortization                                                       84,533           59,690
  Loss (gain) on sale of other real estate owned                                         368           (8,757)
  Increase in accrued interest receivable                                           (100,622)         (94,087)
  Amortization of core deposit intangible                                             25,375            5,417
  (Increase) decrease in other assets                                                 (1,678)           1,943
  Increase in loan servicing rights and interest-only strips, net                     (8,598)          (2,614)
  Decrease (increase) in prepaid expenses                                             23,615          (10,588)
  Deferred tax (benefit) expense                                                     (26,666)          21,359
  Decrease in taxes receivable                                                         3,035            4,760
  Increase in accrued ESOP and Recognition and Retention Plan expense                 17,759            7,567
  Increase in accrued expenses                                                        17,144            1,851
  Increase in accrued interest payable                                                12,123           26,127
  Increase (decrease) in other liabilities                                             2,147          (15,765)
                                                                                ------------     ------------

Net cash provided by (used in) operating activities                                   19,587          (29,985)
                                                                                ------------     ------------

Cash flows from investing activities:
  Purchases of available-for-sale securities                                     (14,874,702)     (33,011,576)
  Proceeds from sales of available-for-sale securities                             5,670,110        6,303,458
  Principal payments received on available-for-sale securities                    12,059,481        6,167,147
  Purchases of Federal Home Loan Bank stock                                                          (735,100)
  Loan originations and principal collections, net                                (8,629,832)      (4,775,950)
  Loans purchased                                                                 (1,160,599)        (450,000)
  Recoveries of previously charged off loans                                           5,317            7,809
  Proceeds from sales of loans                                                     1,008,034          327,640
  Payments received relating to other real estate owned                                2,606
  Proceeds from sale of other real estate owned                                        9,526           84,601
  Capital expenditures - premises and equipment                                     (163,991)        (322,014)
                                                                                ------------     ------------

Net cash used in investing activities                                             (6,074,050)     (26,403,985)
                                                                                ------------     ------------

Cash flows from financing activities:
  Net decrease in demand deposits, savings and NOW deposits                         (678,137)        (436,353)
  Net increase in time deposits                                                    7,819,387        6,683,745
  Net change on short-term advances from Federal Home Loan Bank                   (2,500,000)       1,000,000
  Long-term advances from Federal Home Loan Bank                                   7,058,917       12,117,804
  Payments on long-term advances from Federal Home Loan Bank                      (6,441,321)        (500,000)
  Net proceeds from issuance of common stock (total proceeds of $3,197,368,
   less offering costs of $540,175)                                                                 2,657,193
  Purchase of common stock for treasury                                             (127,155)
  Net cash received from Winchendon branch acquisition                                              4,866,756
                                                                                ------------     ------------

Net cash provided by financing activities                                          5,131,691       26,389,145
                                                                                ------------     ------------

              MONADNOCK COMMUNITY BANCORP, INC. AND SUBSIDIARY
              ------------------------------------------------

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                    -------------------------------------

                   Years Ended December 31, 2005 and 2004
                   --------------------------------------
                                 (continued)


                                                                                    2005             2004
                                                                                ------------     ------------

Net decrease in cash and cash equivalents                                           (922,772)         (44,825)
Cash and cash equivalents at beginning of period                                   1,777,798        1,822,623
                                                                                ------------     ------------
Cash and cash equivalents at end of period                                      $    855,026     $  1,777,798
                                                                                ============     ============

Supplemental disclosures:
  Interest paid                                                                 $  1,687,841     $    966,685
  Income taxes paid                                                                      456
  Allocation of common stock by the ESOP                                              24,310
  Transfer of loans to other real estate owed                                                          75,844
Branch office acquisition:
  Deposits assumed                                                                                  5,417,741
  Accrued interest payable net of accrued interest receivable                                           3,332
  Loans acquired                                                                                        6,474
  Premises and equipment acquired                                                                     280,550
                                                                                                 ------------
    Net liabilities assumed                                                                         5,134,049
  Cash received                                                                                     4,866,756
  Intangible assets                                                                                   267,293

                 The accompanying notes are an integral part of these consolidated financial statements.

              MONADNOCK COMMUNITY BANCORP, INC. AND SUBSIDIARY
              ------------------------------------------------

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 ------------------------------------------

                   Years Ended December 31, 2005 and 2004
                   --------------------------------------

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

      CASH AND CASH EQUIVALENTS:

      For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, due from banks, interest bearing demand deposit accounts with other banks, Federal Home Loan Bank overnight deposit and federal funds sold.

      Cash and due from banks as of December 31, 2005 and 2004 includes $75,000 which is subject to withdrawals and usage restrictions to satisfy the reserve requirements of the Federal Reserve Bank.

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

      OTHER REAL ESTATE OWNED AND IN-SUBSTANCE FORECLOSURES:

      Other real estate owned includes properties acquired through foreclosure and properties classified as in-substance foreclosures in accordance with Statement of Financial Accounting Standards ("SFAS") No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring." These properties are carried at the lower of cost or estimated fair value less estimated costs to sell. Any write-down from cost to estimated fair value, required at the time of foreclosure or classification as in-substance foreclosure, is charged to the allowance for loan losses. Expenses incurred in connection with maintaining these assets, subsequent write-downs and gains or losses recognized upon sale are included in other expense.

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

      IDENTIFIED INTANGIBLE ASSETS AND GOODWILL:

      Intangible assets include the excess of the purchase price over the fair value of net assets acquired (goodwill) in the acquisition of the branch purchase with Fitchburg Savings Bank effective October 15, 2004 as well as a core deposit intangible (CDI) related to the branch purchase noted above. The core deposit intangible is amortized using the sum of the year's digits method over 9.3 years. The Company periodically evaluates intangible assets for impairment on the basis of whether any events and circumstances might have diminished the fair value of such assets below their carrying value. The Company has determined that the carrying values of identified intangible assets and goodwill are not impaired as of December 31, 2005.

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

      EARNINGS PER SHARE:

      Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. For the year ended December 31, 2004, the Company did not disclose earnings per share because the amount would not be meaningful. For the year ended December 31, 2005, the Company did not disclose earnings per share on a fully diluted basis due to the net loss incurred for 2005.

      STOCK-BASED COMPENSATION:

      At December 31, 2005, the Company has two stock-based incentive plans which are described more fully in Note 12. The Company accounts for the plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Statement of Financial Accounting Standards
      (SFAS) No. 123 (revised 2004), "Share-Based Payment," encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The compensation cost that has been charged against income for the granting of stock awards under the Monadnock Community Bancorp, Inc. 2005 Recognition and Retention Plan was $1,016 for the year ended December 31, 2005. The following table illustrates the effect on net income and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123 (revised 2004), "Share-Based Payment," to stock-based employee compensation.


                                                  Year Ended December 31,
                                                  -----------------------
                                                    2005            2004
                                                  --------        -------

      Net (loss) income, as reported              $(30,303)       $32,390
      Deduct: Total stock-based employee
       compensation expense determined under
       fair value based method for all awards,
       net of related tax effects                   (1,280)
                                                  --------        -------
      Pro forma net (loss) income                 $(31,583)       $32,390
                                                  ========        =======

      (Loss) earnings per share:
      Basic - as reported                         $  (0.03)           N/A
      Basic - pro forma                           $  (0.03)           N/A

      FAIR VALUES OF FINANCIAL INSTRUMENTS:

      SFAS No. 107, "Disclosures about Fair Value of Financial
      Instruments," requires that the Company disclose estimated fair value for its financial instruments. Fair value methods and assumptions used by the Company in estimating its fair value disclosures are as follows:

      Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate those assets' fair values.

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

      RECENT ACCOUNTING PRONOUNCEMENTS:

      In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), in an effort to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. In December 2003, the FASB revised Interpretation No. 46, also referred to as Interpretation 46 (R) ("FIN 46(R)"). The objective of this interpretation is not to restrict the use of variable interest entities but to improve financial reporting by companies involved with variable interest entities. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. This interpretation changes that, by requiring a variable interest entity to be consolidated by a company only if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The Company is required to apply FIN 46, as revised, to all entities subject to it no later than the beginning of the first fiscal year or interim period beginning after December 15, 2004. The adoption of this interpretation did not have a material effect on the Company's consolidated financial statements.

      In December 2003, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 03-3 ("SOP 03-3") "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." SOP 03-3 requires loans acquired through a transfer, such as a business combination, where there are differences in expected cash flows and contractual cash flows due in part to credit quality be recognized at their fair value. The excess of contractual cash flows over expected cash flows is not to be recognized as an adjustment of yield, loss accrual, or valuation allowance. Valuation allowances cannot be created nor "carried over" in the initial accounting for loans acquired in a transfer on loans subject to SFAS 114, "Accounting by Creditors for Impairment of a Loan." This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004, with early adoption encouraged. The adoption of SOP 03-3 did not have a material impact on the Company's financial position or results of operations.

      In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). This Statement revises SFAS Statement No. 123, "Accounting for Stock Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. SFAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the consolidated financial statements. It establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. This Statement is effective for the Company as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. Although the adoption of SFAS 123 R is not expected to have a significant effect on the Company's financial condition or cash flows, the Company expects to record non-cash compensation expense that will have an adverse effect on its results of operations. The Company's current estimate is that the effect on its results of operations will be approximately $21,000 of pretax earnings for 2006.

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

NOTE 4 - INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES
-----------------------------------------------------

Debt securities have been classified in the consolidated balance sheets according to management's intent. The amortized cost of securities and their approximate fair values are as follows:


                                           Amortized       Gross         Gross
                                             Cost        Unrealized    Unrealized       Fair
                                             Basis         Gains         Losses         Value
                                          -----------    ----------    ----------    -----------

December 31, 2005:
U.S. Government agency obligations        $ 3,000,000     $            $ (38,400)    $ 2,961,600
Mortgage-backed securities:
  FHLMC                                     4,660,348                    (59,888)      4,600,460
  GNMA                                     20,114,486       4,785       (160,930)     19,958,341
                                          -----------     -------      ---------     -----------
    Total mortgage-backed securities       24,774,834       4,785       (220,818)     24,558,801
                                          -----------     -------      ---------     -----------
    Total investments in available-for
     sale securities                      $27,774,834     $ 4,785      $(259,218)    $27,520,401
                                          ===========     =======      =========     ===========

December 31, 2004:
Mortgage-backed securities:
  FHLMC                                   $ 2,613,985     $            $ (11,279)    $ 2,602,706
  GNMA                                     28,119,174      71,980       (106,595)     28,084,559
                                          -----------     -------      ---------     -----------
    Total mortgage-backed securities       30,733,159      71,980       (117,874)     30,687,265
                                          -----------     -------      ---------     -----------
    Total investments in available-for
     sale securities                      $30,733,159     $71,980      $(117,874)    $30,687,265
                                          ===========     =======      =========     ===========

There were no securities of issuers whose aggregate carrying amount exceeded 10% of stockholders' equity as of December 31, 2005.

As of December 31, 2005 and 2004, securities with carrying amounts totaling $12,691,845 and $15,372,521, respectively, were pledged to secure Federal Home Loan Bank advances.

The amortized cost and fair value of available-for-sale securities by contractual maturity at December 31, 2005 follows:


                                Amortized        Fair
                                   Cost          Value
                               -----------    -----------

Over 1 year through 5 years    $ 3,000,000    $ 2,961,600
Mortgage-backed securities      24,774,834     24,558,801
                               -----------    -----------
                               $27,774,834    $27,520,401
                               ===========    ===========

Proceeds from sales of available-for-sale securities were $5,670,110 during the year ended December 31, 2005. Gross realized gains and gross realized losses on those sales were $37,701 and $34,670, respectively. Proceeds from sales of available-for-sale securities were $6,303,458 during the year ended December 31, 2004. Gross realized gains and gross realized losses on those sales were $80,241 and $0, respectively. The tax provision applicable to these net gains amounted to $1,201 during 2005 and $31,784 during 2004.

The aggregate fair value and unrealized losses of securities that have been in a continuous unrealized-loss position for less than twelve months and for twelve months or more, and are not other than temporarily impaired, are as follows as of December 31, 2005:


                                              Less than 12 Months          12 Months or Longer                Total
                                           -------------------------    ------------------------    -------------------------
                                              Fair        Unrealized       Fair       Unrealized       Fair        Unrealized
                                              Value         Losses         Value        Losses         Value         Losses
                                           -----------    ----------    ----------    ----------    -----------    ----------

U.S. Government agency obligations         $ 2,961,600     $ 38,400     $               $           $ 2,961,600     $ 38,400
Mortgage-backed securities:
  FHLMC                                      4,600,460       59,888                                   4,600,460       59,888
  GNMA                                      16,689,537      129,896      2,023,705       31,034      18,713,242      160,930
                                           -----------     --------     ----------      -------     -----------     --------
  Total mortgage-backed securities          21,289,997      189,784      2,023,705       31,034      23,313,702      220,818
                                           -----------     --------     ----------      -------     -----------     --------
  Total temporarily impaired securities    $24,251,597     $228,184     $2,023,705      $31,034     $26,275,302     $259,218
                                           ===========     ========     ==========      =======     ===========     ========

The investments in the Company's investment portfolio that are temporarily impaired as of December 31, 2005 consist of debt securities issued by U.S. government corporations and agencies with strong credit ratings. The unrealized losses in the above table are attributable to changes in market interest rates. Company management does not intend to sell these securities in the near term future, and due to the securities relative short duration, anticipates that the unrealized losses that currently exist will be dramatically reduced going forward. As Company management has the ability to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.

NOTE 5 - LOANS
--------------

Loans consisted of the following as of December 31:


                                                          2005            2004
                                                      -----------     -----------

One-to-four family residential                        $23,597,196     $18,843,014
Home equity                                             5,794,179       2,765,639
Commercial real estate                                  8,429,921       9,552,455
Multifamily                                               597,323         614,250
Construction and land development loans                   479,786         515,312
Commercial loans                                        4,339,644       3,117,667
Consumer loans                                          1,347,091         336,120
                                                      -----------     -----------
                                                       44,585,140      35,744,457
Allowance for loan losses                                (311,250)       (324,502)
Deferred costs, net                                       207,448         182,222
                                                      -----------     -----------
      Net loans                                       $44,481,338     $35,602,177
                                                      ===========     ===========

Certain directors and executive officers of the Company and companies in which they have a significant ownership interest were customers of the Bank during 2005. The aggregate amount of loans granted to directors, executive officers and their companies was $277,814 and $297,622 at December 31, 2005 and 2004, respectively. During 2005, $50,000 of new loans were granted and principal repayments totaled $69,808.

Changes in the allowance for loan losses were as follows for the years ended December 31:


                                                        2005         2004
                                                      --------     --------

Balance at beginning of period                        $324,502     $319,592
Recoveries of loans previously charged off               5,317        7,809
Benefit for loan losses                                (15,645)
Charge offs                                             (2,924)      (2,899)
                                                      --------     --------
Balance at end of period                              $311,250     $324,502
                                                      ========     ========

The following table sets forth information regarding nonaccrual loans and accruing loans 90 days or more overdue as of December 31:


                                                        2005        2004
                                                      --------    --------

Total nonaccrual loans                                $350,022    $198,758
                                                      ========    ========

Accruing loans which are 90 days or more overdue      $      0    $      0
                                                      ========    ========

Information about loans that meet the definition of an impaired loan in Statement of Financial Accounting Standards No. 114 is as follows as of December 31:


                                                                              2005                         2004
                                                                   -------------------------    -------------------------
                                                                   Recorded       Related       Recorded       Related
                                                                   Investment     Allowance     Investment     Allowance
                                                                   In Impaired    For Credit    In Impaired    For Credit
                                                                   Loans          Losses        Loans          Losses
                                                                   -----------    ----------    -----------    ----------

Loans for which there is a related allowance for credit losses      $350,022        $13,126      $198,758        $6,397

Loans for which there is no related allowance for credit losses            0                            0
                                                                    --------        -------      --------        ------

      Totals                                                        $350,022        $13,126      $198,758        $6,397
                                                                    ========        =======      ========        ======

Average recorded investment in impaired loans during the
 year ended December 31                                             $284,351                     $134,731
                                                                    ========                     ========

Related amount of interest income recognized during the time, in the year ended December 31, that the loans were impaired

      Total recognized                                              $      0                     $      0
                                                                    ========                     ========
      Amount recognized using a cash-basis method of
       accounting                                                   $      0                     $      0
                                                                    ========                     ========

Loan servicing rights of $13,442 and $8,008 were capitalized in 2005 and 2004, respectively, and amortization of servicing rights was $10,902 in 2005 and $2,920 in 2004. The balance of capitalized loan servicing rights included in other assets as of December 31, 2005 and 2004 was $11,954 and $9,414, respectively. The fair value of these rights approximated their carrying amount.

NOTE 6 - PREMISES AND EQUIPMENT
-------------------------------

The following is a summary of premises and equipment as of December 31:


                                                2005           2004
                                             ----------     ----------

Land                                         $  215,800     $  215,800
Buildings                                       289,330        230,826
Leasehold improvements                          143,754        133,621
Furniture and equipment                         538,231        442,877
                                             ----------     ----------
                                              1,187,115      1,023,124
Accumulated depreciation and amortization      (376,161)      (291,628)
                                             ----------     ----------
                                             $  810,954     $  731,496
                                             ==========     ==========

NOTE 7 - DEPOSITS
-----------------

Deposits consisted of the following as of December 31:


                                       2005            2004
                                   -----------     -----------

Demand accounts                    $ 5,268,981     $ 4,417,945
                                   -----------     -----------
  Non-interest bearing deposits      5,268,981       4,417,945
                                   -----------     -----------

NOW accounts                         3,193,844       3,439,498
Savings accounts                     2,779,991       3,316,897
Money market deposit accounts       11,134,752      11,881,365
Time certificates                   30,860,348      23,040,961
                                   -----------     -----------
      Interest-bearing deposits     47,968,935      41,678,721
                                   -----------     -----------
      Total deposits               $53,237,916     $46,096,666
                                   ===========     ===========

The aggregate amount of time deposit accounts in denominations of $100,000 or more as of December 31, 2005 and 2004 was $8,605,053 and $5,162,183,
respectively.

For time deposits as of December 31, 2005, the scheduled maturities for each of the following five years ended December 31, and thereafter are:


                       2006                $23,320,819
                       2007                  5,138,055
                       2008                    854,946
                       2009                    797,372
                       2010                    516,691
                       Thereafter              232,465
                                           -----------
                                           $30,860,348
                                           ===========

Deposits from related parties held by the Company as of December 31, 2005 and 2004 amounted to $165,589 and $235,661, respectively.

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES
----------------------------------------

Advances consist of funds borrowed from the Federal Home Loan Bank of Boston (FHLB).

Maturities of advances from the FHLB for the years ending after December 31, 2005 and December 31, 2004 are summarized as follows:


      Year of Maturity        2005       Year of Maturity        2004
      ----------------    -----------    ----------------    -----------

         2006             $ 6,003,663       2005             $ 5,744,176
         2007               1,692,000       2006               6,503,663
         2008                 424,515       2007               1,692,000
         2009               4,939,600       2008                 424,515
         2010               1,294,874       2009               4,000,000
         Thereafter         3,127,298       Thereafter         1,000,000
                          -----------                        -----------
                          $17,481,950                        $19,364,354
                          ===========                        ===========

Borrowings from the FHLB are secured by a blanket lien on qualified collateral, consisting primarily of loans with first mortgages secured by one to four family properties, certain unencumbered investment securities and other qualified assets.

At December 31, 2005, the interest rates on FHLB advances ranged from 1.81% to 4.77% and at December 31, 2004, the interest rates on FHLB advances ranged from 1.81% to 4.69%. At December 31, 2005 and 2004, the weighted average interest rates on FHLB advances were 3.26% and 2.81%, respectively.

During 2004, the Bank borrowed $5,000,000 of Knock-out Advances with a Strike Rate. If the three month LIBOR rate equals or exceeds the Strike Rate, the FHLB will require that these borrowings become due immediately upon their Strike Date as defined in the contract. As of December 31, 2005, the three month LIBOR was at 4.54%. Knock-out Advances outstanding as of December 31, 2005 are as follows:


Next Strike Date       Amount      Current Rate    Strike Rate      Maturity Date
----------------     ----------    ------------    -----------    -----------------

January 3, 2006      $2,000,000        2.77%          6.50%       April 1, 2009
February 24, 2006     1,000,000        3.58           6.50        May 26, 2009
March 1, 2006         1,000,000        3.15           5.00        September 1, 2009
July 3, 2006          1,000,000        3.99           6.50        July 2, 2014

NOTE 9 - INCOME TAX (BENEFIT) EXPENSE
-------------------------------------

The components of income tax (benefit) expense are as follows for the years ended December 31:


                                              2005         2004
                                            --------     -------

Current:
  Federal                                   $   (632)    $
  State                                          456         499
                                            --------     -------
                                            $   (176)    $   499
                                            --------     -------

Deferred:
  Federal                                    (15,602)     17,516
  State                                       (4,087)      5,136
  Change in the valuation allowance           (6,977)     (1,293)
                                            --------     -------
                                             (26,666)     21,359
                                            --------     -------

      Total income tax (benefit) expense    $(26,842)    $21,858
                                            ========     =======

The reasons for the differences between the tax at the statutory federal income tax rate and the effective tax rates are summarized as follows for the years ended December 31:


                                                                      2005       2004
                                                                     ------     ------
                                                                     % of       % of
                                                                     Income     Income
                                                                     ------     ------

Federal income tax at statutory rate                                 (34.0)%    34.0%
Increase (decrease) in tax resulting from:
  Unallowable expenses                                                 3.4       1.8
State tax (benefit) expense, net of federal tax expense (benefit)     (4.2)      6.9
Change in valuation allowance                                        (12.2)     (2.4)
                                                                     -----      ----
  Effective tax rates                                                (47.0)%    40.3%
                                                                     =====      ====

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:


                                                                     2005          2004
                                                                  ---------     ---------

Deferred tax assets:
  Allowance for loan losses                                       $ 102,286     $ 108,482
  Other temporary differences                                           477           326
  Operating loss carryover                                          119,565        67,518
  Depreciation                                                        2,540         5,082
  Core deposit intangible                                             7,741         1,254
  Net unrealized holding loss on available-for-sale securities      100,781        18,178
                                                                  ---------     ---------
      Gross deferred tax assets                                     333,390       200,840
  Valuation allowance                                                              (6,977)
                                                                  ---------     ---------
                                                                    333,390       193,863
                                                                  ---------     ---------
Deferred tax liabilities:
  Loan origination costs net of fees                                (94,301)      (80,038)
  Accrual to cash adjustment                                        (89,096)      (80,868)
  Goodwill                                                           (6,196)       (1,834)
  Loan income                                                        (9,443)       (6,038)
                                                                  ---------     ---------
      Gross deferred tax liabilities                               (199,036)     (168,778)
                                                                  ---------     ---------
Net deferred tax asset                                            $ 134,354     $  25,085
                                                                  =========     =========

As of December 31, 2005, for federal income tax purposes, the Company has operating loss carryovers of approximately $291,000 which will expire in the years 2024 through 2025.

As of December 31, 2004, for state income tax purposes, the Company has operating loss carryovers of approximately $367,000 which will expire in the years 2007 through 2015.

NOTE 10 - PENSION PLAN
----------------------

The Company had a Savings Incentive Match Plan for Employees of Small Employers that covered all employees. The Company matched 3% of employee's compensation. The Company contributed $8,702 to the plan during the year ended December 31, 2004. The Savings Match Plan for Employees of Small Employers was discontinued during June 2004.

NOTE 11 - EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)
----------------------------------------------

All Bank employees meeting certain age and service requirements are eligible to participate in the ESOP. On June 28, 2004, the Company's ESOP purchased 16,913 shares of common stock for $135,304. Acquisitions of unearned ESOP shares by Monadnock Community Bank ESOP Trust were funded internally through a borrowing from Monadnock Community Bancorp, Inc., which is repayable annually with interest at a fixed rate of 4% for ten years. Shares are committed for release upon the repayment of the borrowing and are allocated to participants based on compensation. Participant's benefits become fully vested after six years of service. Principal and interest payments are $16,682 per year. Company contributions are the primary source of funds for the ESOP's repayment of the loan. Compensation expense related to the ESOP amounted to $16,743 and $7,567 for the years ended December 31, 2005 and 2004, respectively.

The total shares that were allocated and are held by the ESOP at December 31, 2005 are 2,592 shares with the remaining 14,321 shares being unallocated. The fair value of all ESOP shares was approximately $161,000 and $186,000 at December 31, 2005 and 2004, respectively.

NOTE 12 - STOCK COMPENSATION PLANS
----------------------------------

At the May 12, 2005, Annual Meeting of Stockholders, the Monadnock Community Bancorp, Inc. 2005 Stock Option Plan and the Monadnock Community Bancorp, Inc. 2005 Recognition and Retention Plan was approved. Under the Company's 2005 Stock Option Plan, the Company may grant options to its directors, officers and employees for up to 46,041 shares of common stock. Both incentive stock options and non-statutory stock options may be granted under this plan. The exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is ten years. All options currently outstanding vest at 10% per year for the first eight (8) years and 20% in year nine (9) and upon a change in control, as defined in the agreements, become exercisable for one year following cessation of employment.

A summary of the status of the Company's stock options for the year ended December 31, 2005 and 2004 is presented below:


                                                Weighted Average
                                      Shares     Exercise Price
                                      ------    ----------------

      Balance at December 31, 2004    --              $  --
      Granted                         42,900           8.38
                                      ------
      Balance at December 31, 2005    42,900
                                      ======

There were no options available for exercise as of December 31, 2005 and the options have a remaining life of 9.9 years.

The weighted average fair value of the options granted in 2005 using the Black-Scholes option pricing model was $4.99 per share.

Assumptions used to determine the weighted average fair value of options granted:


                                    Year Ended
                                December 31, 2005
                                -----------------

Dividend yield                          N/A
Expected life in years               10 years
Expected volatility                     41%
Risk-free interest rate                4.47%

Under the Company's 2005 Recognition and Retention Plan, the Company may grant stock awards to its directors, officers and employees for up to 18,416 shares of common stock. Shares are contingently awarded to recipients subject to restrictions based on the general rules of the plan. The Company applies APB Opinion No. 25 and related Interpretations in accounting for stock awards. The stock allocations, based on the market price at the date of grant, are recorded as unearned compensation. Unearned compensation is amortized over the vesting period to be benefited. All stock awards currently outstanding vest at 10% per year for the first eight
(8) years and 20% in year nine (9).

Stock awards for 18,400 shares, having a fair value of $8.40 per share, were granted during 2005. No stock was granted in 2004. The Company recorded compensation cost of $1,016 in 2005.

NOTE 13 - REGULATORY MATTERS
----------------------------

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), of core capital (as defined) to adjusted total assets (as defined) and of Tangible capital (as defined) to tangible assets (as defined). Management believes, as of December 31, 2005, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2005, the most recent notification from the Office of Thrift Supervision categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and core capital leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.


                                                                                                To Be Well-
                                                                                             Capitalized Under
                                                                       For Capital           Prompt Corrective
                                                   Actual           Adequacy Purposes        Action Provisions
                                              ----------------    --------------------     ---------------------
                                              Amount     Ratio    Amount       Ratio       Amount       Ratio
                                              ------    ------    ------    ----------     ------    -----------
                                                                 (Dollar amounts in thousands)

December 31, 2005:
  Total Capital (to Risk Weighted Assets)     $4,919    13.75%    $2,861    > or = 8.0%    $3,577    > or = 10.0%
  Core Capital (to Adjusted Total Assets)      4,611     6.08      3,032    > or = 4.0      3,790    > or =  5.0
  Tangible Capital (to Tangible Assets)        4,611     6.08      1,137    > or = 1.5        N/A            N/A
  Tier 1 Capital (to Risk Weighted Assets)     4,611    12.89        N/A           N/A      2,146    > or =  6.0
December 31, 2004:
  Total Capital (to Risk Weighted Assets)      4,820    17.79      2,168    > or = 8.0      2,710    > or = 10.0
  Core Capital (to Adjusted Total Assets)      4,495     6.37      2,822    > or = 4.0      3,528    > or =  5.0
  Tangible Capital (to Tangible Assets)        4,495     6.37      1,058    > or = 1.5        N/A            N/A
  Tier 1 Capital (to Risk Weighted Assets)     4,495    16.59        N/A           N/A      1,626    > or =  6.0

On December 9, 2005, the Company announced a Stock Repurchase Program ("Program"), whereby the Company's Board of Directors authorized the repurchase of up to 4.4% or 18,400 shares of the Company's outstanding common shares. The purpose of the repurchase is to fund the Monadnock Community Bancorp, Inc. 2005 Recognition and Retention Plan approved by stockholders at the 2005 annual meeting of stockholders. As of December 31, 2005, the Company had repurchased 13,400 shares of common stock and had issued the remaining 5,000 shares of common stock from its authorized and unissued shares.

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES
------------------------------------------------

As of December 31, 2005, the Company was obligated under an operating lease for the Company's main office expiring July 31, 2008. The Company has the option to extend the lease for two additional five year periods. The total minimum rental due in future periods under this existing agreement is as follows as of December 31, 2005:


                        2006                 $ 49,511
                        2007                   49,511
                        2008                   28,882
                                             --------
                              Total          $127,904
                                             ========

The total rental expense amounted to $48,522 for 2005 and $50,929 for 2004.

NOTE 15 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK
---------------------------------------------------------

Most of the Bank's business activity is with customers located within the state. The majority of the Bank's loan portfolio is comprised of loans collateralized by real estate located in the state of New Hampshire.

NOTE 16 - FINANCIAL INSTRUMENTS
-------------------------------

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans and unadvanced funds on loans. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

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

The estimated fair values of the Company's financial instruments, all of which are held or issued for purposes other than trading, are as follows as of December 31:


                                                            2005                          2004
                                                 --------------------------    --------------------------
                                                   Carrying        Fair          Carrying        Fair
                                                    Amount         Value          Amount         Value
                                                 -----------    -----------    -----------    -----------

Financial assets:
  Cash and cash equivalents                      $   855,026    $   855,026    $ 1,777,798    $ 1,777,798
  Interest bearing time deposit in other bank        100,000        100,000        100,000        100,000
  Available-for-sale securities                   27,520,401     27,520,401     30,687,265     30,687,265
  Federal Home Loan Bank stock                     1,220,400      1,220,400      1,220,400      1,220,400
  Loans, net                                      44,481,338     44,020,000     35,602,177     35,489,000
  Accrued interest receivable                        319,038        319,038        218,416        218,416

Financial liabilities:
  Deposits                                        53,237,916     53,155,000     46,096,666     46,233,000
  FHLB advances                                   17,481,950     17,247,000     19,364,354     19,284,000

The carrying amounts of financial instruments shown in the above table are included in the consolidated balance sheets under the indicated captions. Accounting policies related to financial instruments are described in Note 2.

The notional amounts of financial instrument liabilities with off-balance sheet credit risk are as follows as of December 31:


                                                 2005          2004
                                              ----------    ----------

      Commitments to originate loans          $1,615,337    $  535,572
      Unadvanced portions of loans:
        Commercial lines of credit             1,344,226     1,598,763
        Consumer lines of credit               3,899,333     2,104,662
        Construction loans                       565,711       155,339
                                              ----------    ----------
                                              $7,424,607    $4,394,336
                                              ==========    ==========

There is no material difference between the notional amounts and the estimated fair values of the off-balance sheet liabilities.

NOTE 17 - RECLASSIFICATION
--------------------------

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

REGISTRAR AND TRANSFER AGENT
Registrar and Transfer Company                      Karl F. Betz
10 Commerce Drive                                   Senior Vice President & Chief Financial Officer
Cranford, New Jersey 07016                          Monadnock Community Bancorp, Inc.
                                                    One Jaffrey Road
INDEPENDENT CERTIFIED PUBLIC                        Peterborough, New Hampshire 03458
ACCOUNTANTS
Shatswell, MacLeod & Company, P.C.                  STOCKHOLDER RELATIONS
83 Pine Street                                      Stockholders are encouraged to contact the Investor Relations Officer with
West Peabody, Massachusetts 01960                   any questions or comments about their investment.
                                                    Direct inquiries to:
COMMON STOCK LISTING                                Karl F. Betz
Monadnock Community Bancorp, Inc. stock             Senior Vice President & Chief Financial Officer
is listed on the over-the-counter bulletin board    One Jaffrey Road
under the symbol "MNCK".                            Peterbough, New Hampshire 03458
                                                    (800) 924-9654
SECURITIES COUNSEL
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, NW, Suite 400
Washington, DC 20015

                      MONADNOCK COMMUNITY BANCORP, INC.


EXECUTIVE OFFICERS                                  OFFICERS *                  DIRECTORS

William M. Pierce, Jr.                              Carol Fournier              Kenneth A. Christian
President & Chief Executive Officer                 Customer Service Officer    Chairman
                                                    Peterborough Location

Karl F. Betz                                        Wayne Gordon                Samuel Hackler
Senior Vice President & Chief Financial Officer     Vice President              Vice-Chairman

William C. Gilson *                                 R. Steven Venning           Thomas LaFortune
Senior Vice President & Senior Lending Officer      Assistant Vice President    Secretary

Donald R. Blanchette *                                                          Kenneth R. Simonetta
Senior Vice President                                                           Assistant Secretary

                                                                                Nancy L. Carlson

                                                                                Jack Goldstein

                                                                                William M. Pierce, Jr.
                                                                                President & Chief Executive
                                                                                Officer

                                                                                Edward J. Shea

*   Officers of Monadnock Community Bank only.