Form 10KSB, Exhibit 13
period 2006-12-31
MONADNOCK BANCORP INC
filed 2007-03-23
CIK 1283899

                                  EXHIBIT 13

                            MONADNOCK BANCORP, INC.

                              ANNUAL REPORT 2006

                               TABLE OF CONTENTS

                                                                           Page

Message to Our Stockholders                                                   1
Selected Consolidated Financial and Other Data                                2
Selected Financial Ratios and Other Data                                      3
Management's Discussion and Analysis of Financial Condition and
 Results of Operations                                                        4
Independent Auditor's Report                                                 17
Consolidated Balance Sheets                                                  18
Consolidated Statements of Income                                            19
Consolidated Statements of Changes in Stockholders' Equity             20 to 21
Consolidated Statements of Cash Flows                                  22 to 23
Notes to Consolidated Financial Statements                                   24

                    [Letterhead of Monadnock Bancorp, Inc.]

Dear Stockholder:

Our franchise continues to improve as total assets grew $20.4 million, or 26.9%, to $96.2 million at December 31, 2006 compared to $75.8 million at December 31, 2005. Although the interest rate environment continues to be challenging, we were able to record net income of $75,000 for the year compared with a net loss of $30,000 for 2005. During 2006, we were successful in raising $4.8 million in capital from our second step offering.

In the lending area, we continue to be a diversified lender with a wide array of product offerings that suit the needs of small business owners and commercial customers as well as retail customers. Our net loan portfolio increased $9.2 million, or 20.7%, from $44.5 million at the end of 2005 to $53.7 million at the end of 2006. Despite the continued loan growth, we are committed to maintaining a strong asset quality position.

Our deposits increased $8.2 million, or 15.4%, from $53.2 million at the end of 2005 to $61.4 million at the end of 2006. We will continue to look for new innovations in 2007 as we introduce merchant deposit capture to our business and retail customers.

Our corporation will continue to focus on the strategic objectives of maintaining a community focus in the areas we serve, providing a high quality of service to our customers and diligently working to improve our value for you, our shareholder.

The Board of Directors and management team remains committed to the communities we serve and our shareholders.


Very truly yours,
Monadnock Bancorp, Inc.

/s/ William M. Pierce, Jr.

William M. Pierce, Jr.
President and Chief Executive Officer

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
                                       OF
                     MONADNOCK BANCORP, INC. AND SUBSIDIARY

      The summary information presented below under "Selected Financial Condition Data" and "Selected Operating Data" at and for the years ended December 31, 2006, 2005 and 2004 is derived from our audited consolidated financial statements. On June 28, 2006, Monadnock Bancorp, Inc. succeeded Monadnock Community Bancorp, Inc. as the holding company of Monadnock Community Bank. The following information is only a summary and should be read in conjunction with our consolidated financial statements and notes beginning on page 18.

                                                         At December 31,
                                                  -----------------------------
                                                    2006       2005       2004
                                                  -------    -------    -------
                                                          (In Thousands)
          Selected Financial Condition Data:
          ---------------------------------
          Total assets                            $96,185    $75,801    $70,776
          Cash and cash equivalents                 1,098        855      1,778
          Loans, net                               53,709     44,481     35,602
          Securities available-for-sale            38,320     27,520     30,687
          Other investments (interest-bearing
           time deposit)                              100        100        100
          FHLB stock                                1,328      1,220      1,220
          Deposits                                 61,362     53,238     46,097
          Total borrowings                         24,965     17,482     19,364
          Total equity                              9,676      4,954      5,213

                                                     Year Ended December 31,
                                                  ----------------------------
                                                   2006       2005       2004
                                                  ------     ------     ------
                                                         (In Thousands)
          Selected Operating Data:
          -----------------------
          Total interest and dividend income      $4,626     $3,479     $2,514
          Total interest expense                   2,464      1,700        993
                                                  ------     ------     ------
            Net interest and dividend income       2,162      1,779      1,521
          Provision (benefit) for loan losses         37        (16)        --
                                                  ------     ------     ------
          Net interest and dividend income after
           provision (benefit) for loan losses     2,125      1,795      1,521
          Customer service charges                   200        137         76
          Other non-interest income                   63        120        166
                                                  ------     ------     ------
          Total non-interest income                  263        257        242

          Total non-interest expense               2,262      2,109      1,709

          Income (loss) before income taxes          126        (57)        54

          Income tax provision (benefit)              51        (27)        22
                                                  ------     ------     ------

          Net income (loss)                       $   75     $  (30)    $   32
                                                  ======     ======     ======

Selected Financial Ratios and Other Data:
----------------------------------------

                                                     At or For the Year Ended
                                                           December 31,
                                                    --------------------------
                                                     2006      2005      2004
                                                    ------    ------    ------

Performance Ratios:
Return on assets (ratio of net income to
 average total assets)                                0.09%    (0.04)%    0.06%
Return on equity (ratio of net income to
 average equity)                                      1.02%    (0.59)%    0.84%

Ratio of non-interest expense to
 average total assets                                 2.72%     2.78%     3.02%
Efficiency ratio(1)                                  93.29%   103.57%    96.92%
Ratio of average interest-earning assets to
 average interest-bearing liabilities               115.67%   112.17%   112.48%

Interest Rate Spread Information(2):
Average during period                                 2.19%     2.12%     2.51%
Net interest margin(3)                                2.67%     2.41%     2.73%

Asset Quality Ratios:
Non-performing assets to total assets                 0.06%     0.46%     0.30%
Allowance for loan losses to
 non-performing loans(4)                            558.33%    88.86%   163.32%
Allowance for loan losses to total loans(4)           0.62%     0.70%     0.91%
Net charge-offs (recoveries) to
 average outstanding loans(4)                         0.03%    (0.01)%   (0.02)%
Non-performing loans to total loans(4)                0.11%     0.79%     0.56%

Capital Ratios:
Equity to total assets at end of period              10.06%     6.54%     7.37%
Average equity to average assets                      8.82%     6.74%     6.81%
Tier 1 leverage(5)                                    8.67%     6.08%     6.37%
Tier 1 risk-based(5)                                 18.16%    12.89%    16.59%
Total risk-based(5)                                  18.89%    13.75%    17.79%

Other Data:
Number of full-service offices                           2         2         2
Number of average full-time equivalent employees        24        22        18
Number of loans                                        823       705       562
Number of deposit accounts                           5,382     4,949     4,529

------------------
(1) Efficiency ratio represents non-interest expense as a percentage of net interest income plus non-interest income.
(2) Spread represents the difference between the weighted average yield on interest-earning assets and weighted average cost on interest-bearing liabilities.
(3)   Net interest income divided by average interest-earning assets.
(4) The allowance for loan losses at December 31, 2006, 2005 and 2004 was $335,000, $311,000 and $325,000, respectively.
(5)   Capital ratios are for Monadnock Community Bank only.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

      This discussion and analysis reflects our consolidated financial statements and other relevant statistical data. The information in this section has been derived from the audited consolidated financial statements, which appear beginning on page 18 of this annual report.

Forward-Looking Statements

      These financial statements and management discussion and analysis contains forward-looking statements, which are based on assumptions and describe future plans, strategies and expectations of Monadnock Bancorp, Inc. and its wholly owned subsidiary, Monadnock Community Bank. These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar words. Our ability to predict results or the actual effect of future plans or strategies is uncertain. Factors which could have a material adverse effect on our operations include, but are not limited to, changes in interest rates, general economic conditions, economic conditions in the states of New Hampshire or Massachusetts, legislative and regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, fiscal policies of the New Hampshire or Massachusetts State Government, the quality or composition of our loan or investment portfolios, demand for loan products, competition for and the availability of loans that we purchase for our portfolio, deposit flows, competition, demand for financial services in our market areas and accounting principles and guidelines, acquisitions and the integration of acquired businesses, asset-liability management, the financial and securities markets and the availability of and costs associated with sources of liquidity.

      We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We wish to advise readers that the factors listed above could affect our financial performance and could cause our actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. We do not undertake and specifically decline any obligation to publicly release the result of any revisions, which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

General

      The following discussion is intended to assist in understanding the financial condition and results of operations of Monadnock Bancorp, Inc. and Monadnock Community Bank. On June 28, 2006, Monadnock Bancorp, Inc. succeeded Monadnock Community Bancorp, Inc. as the holding company of Monadnock Community Bank. The information contained in this section should be read in conjunction with other sections of this annual report, including the financial statements.

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

      Our earnings are primarily dependent upon our net interest income, which is the difference between interest income on interest-earning assets, which principally consists of loans and investment securities, and interest expense on interest-bearing liabilities, which principally consists of deposits and borrowings. Our results of operations also are affected by the level of our provisions for loan losses, non-interest income and non-interest expenses. Non-interest income consists primarily of service charges on deposit accounts, merchant fee income and any gain on sale of loans and investments. Non-interest expense consists primarily of salaries and employee benefits, occupancy, equipment, data processing and ATM expense. Our results of operations may also be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies, Federal Home Loan Bank ("FHLB") dividend policies and actions of regulatory authorities. In addition, as interest rates rise, our loan volume is likely to decrease due to reduced borrower demand, thereby reducing our interest and fee income.

Critical Accounting Policies and Estimates

      In reviewing and understanding our financial information, you are encouraged to read and understand the significant accounting policies used in preparing our consolidated financial statements.

      These policies are described in Note 2 to the consolidated financial statements. The accounting and financial reporting policies of Monadnock Bancorp, Inc. conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Accordingly, the consolidated financial statements require certain estimates, judgments, and assumptions, which are believed to be reasonable, based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the periods presented. The following accounting policies comprise those that management believes are the most critical to aid in fully understanding and evaluating our reported financial results.

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

      Investments. Investments and mortgage-backed securities that Monadnock Community Bank has both the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at cost. All mortgage-backed securities are currently available-for-sale and carried at fair value. Purchase premiums and discounts on mortgage-backed securities are amortized and accreted to interest income using the effective interest method, taking into consideration assumed prepayment patterns.

Management Strategy

      Our strategy is to operate as an independent financial institution dedicated to serving the needs of customers in our market area, which consists of western Hillsborough and eastern Cheshire counties in New Hampshire and northern Worcester county in Massachusetts. We intend to continue to increase our loan portfolio and to attract retail deposits, with the goal of expanding our deposit base. This growth is anticipated to include the establishment of a new office, either by acquisition or by exploring opportunities in our market area although we currently have no arrangements or understandings regarding any specific transaction. In the fourth quarter of 2004, we completed the acquisition of our Winchendon, Massachusetts branch from another financial institution. At the time of the acquisition, the branch had $5.4 million in deposits. By December 31, 2006, we were successful in growing the branch to $10.6 million in deposits. On June 28, 2006, we completed our conversion to full stock ownership in order to raise additional capital to continue our growth.

      Our commitment is to provide a reasonable range of products and services to meet the needs of our customers. Our goal is to grow Monadnock Bancorp, Inc. while providing cost effective services to our market area and leveraging our infrastructure.

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

      Increasing Loan Production. Our strategy of increasing net income includes increasing our loan production. Our business plan anticipates that we will emphasize originating commercial real estate and commercial business loans. Such loans provide higher returns than loans secured by one- to four-family real estate. Commercial real estate and commercial business loans, however, involve a greater degree of credit risk than one- to four-family residential mortgage loans. Because payments on these loans are often dependent on the successful operation or management of the properties or business, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. Our net loan portfolio increased from $35.6 million at December 31, 2004 to $53.7 million at December 31, 2006, or a 50.8% increase. We plan to continue to grow our loan portfolio with the net proceeds raised in the stock offering.

      Expanding Market Presence Through a New Office. Total assets have grown $25.4 million, or 35.9%, from $70.8 million at December 31, 2004 to $96.2 million at December 31, 2006, as a result of our efforts to expand and market our product lines and using our increased capital base from our 2004 stock offering and our recently completed stock offering to appeal to a wide base of prospective customers. The efforts to increase our market presence have included the Winchendon branch acquisition and evaluating a potential new office in the future. Our business plan contemplates opening a new office in 2007.

      Building Core Deposits. We offer checking accounts, NOW accounts and savings accounts, which generally are lower cost sources of funds than certificates of deposits and are less sensitive to withdrawal when interest rates fluctuate. In order to build our core deposit base, we intend to continue to offer a broad range of deposit products and to increase our core deposits through possible branch acquisitions, and the establishment of a new office although we currently have no arrangements or understandings regarding any specific transaction. Our deposits increased $15.3 million, or 33.2%, to $61.4 million at December 31, 2006 from $46.1 million at December 31, 2004.

      Improving Non-Interest Income. Non-interest income consists primarily of fees, service charges and net gains from securities sales. We plan to target programs to increase non-interest income such as the overdraft checking program we instituted in December 2005. Our non-interest income from sources other than securities and loan sales increased to $200,000 for the year ended December 31, 2006 from $137,000 for the same period in 2005.

      Maintaining Our Strong Asset Quality. Our high asset quality is reflected in our ratio of non-performing assets to total assets, which was 0.06% and 0.46% at December 31, 2006 and December 31, 2005, respectively. We have introduced new loan products only when we were confident that our staff had the necessary expertise and sound underwriting and collection procedures were in place. In addition to these lending practices, we invest in high grade securities.

      Improving Our Efficiency Ratio. Our infrastructure and fixed operating costs can support a larger asset base. We believe the proceeds from our recently completed stock offering described above will allow us to increase our asset base through greater loan production which should help improve our efficiency ratio (non-interest expense divided by net-interest income and non-interest income) by generating additional income.

      All of these initiatives are designed to improve our profitability in future years.

Comparison of Financial Condition at December 31, 2006 and December 31, 2005.

      General. Our total assets increased by $20.4 million, or 26.9%, to $96.2 million at December 31, 2006 compared to $75.8 million at December 31, 2005. The increase primarily reflected growth in our investment and net loan portfolio of $10.8 million and $9.2 million, respectively. The increase in assets was funded by an increase in deposits of $8.2 million, an increase in FHLB advances of $7.5 million and an increase in stockholders' equity of $4.7 million.

      Investments. We classify our investments in debt securities as securities held-to-maturity, securities available-for-sale or trading securities. Securities held-to-maturity are carried at amortized cost, securities available-for-sale are carried at market value with unrealized gains and losses shown in accumulated other comprehensive income (loss) as a separate component of stockholders' equity, net of related tax effects, and trading securities are carried at market value with unrealized gains and losses reflected in earnings. We had no securities classified as held-to-maturity or trading securities during 2006 or 2005.

      Our investment portfolio increased $10.8 million, or 39.3%, to $38.3 million at December 31, 2006 from $27.5 million at December 31, 2005. The increase was primarily due to the purchase of $19.6 million in mortgage-backed securities during the last three quarters of 2006, partially offset by $8.8 million in principal paydowns of mortgage-backed securities. During the fourth quarter of 2006, we increased our leverage of assets by $8.1 million by investing in mortgage-backed securities and funding these assets with FHLB advances.

      At December 31, 2006 and 2005, the net unrealized losses on securities available-for-sale, net of related tax effects, were $120,000 and $154,000, respectively. These net unrealized losses are shown in accumulated other comprehensive loss as a separate component of stockholders' equity.

      At December 31, 2006, the weighted average maturity of mortgage-backed securities available-for-sale was 313 months, based upon their final maturities. However, normal principal repayments and prepayments of mortgage-backed securities are received regularly, substantially reducing their weighted average maturities. The majority of our mortgage-backed securities are one-year adjustable rate securities with a weighted average term to next repricing adjustment of 11 months on average.

      Loans. Our net loan portfolio increased $9.2 million, or 20.7%, to $53.7 million at December 31, 2006 from $44.5 million at December 31, 2005. The largest increase was in one- to four-family residential real estate loans which increased $3.8 million, or 16.1% to $27.4 million at December 31, 2006 from $23.6 million at December 31, 2005. Included in this one- to four-family residential real estate loan increase was $2.2 million of purchased three-to-seven year adjustable rate mortgage loans. Commercial loans increased $2.7 million to $7.0 million at December 31, 2006 from $4.3 million at December 31, 2005 while commercial real estate loans increased $1.1 million to $9.3 million at December 31, 2006 from $8.1 million at December 31, 2005. Other significant loan increases for the year were in construction and land development loans of $628,000, consumer loans of $563,000 of which $475,000 of this increase related to purchased mobile home loans and an increase in multifamily loans of $328,000. Our business plan anticipates that loan originations will primarily be concentrated in commercial real estate and commercial business loans in 2007. We also anticipate less mortgage loan originations during 2007 due to the slowing housing market.

      Deposits. Our total deposits increased $8.2 million, or 15.4%, to $61.4 million at December 31, 2006 from $53.2 million at December 31, 2005. The increase in deposits was primarily attributable to time certificates which increased $9.9 million, partially offset by decreases in money market and savings accounts of $1.5 million and $509,000, respectively. The increase in time certificates was the direct result of our marketing initiatives in this area as well as paying competitive rates on this product. The decrease in money market and savings accounts was primarily the result of customers transferring money out of these accounts into more attractive shorter term certificates of deposit. The movement of customers into attractive rate time certificates was the direct result of Federal Reserve Board actions, which has increased the federal funds rate to 5.25% by the end of 2006. The increase in deposits was used to fund loan growth.

      Borrowings. FHLB advances increased $7.5 million, or 42.9%, to $25.0 million at December 31, 2006 from $17.5 million at December 31, 2005. The increase in FHLB advances were used to fund purchases of mortgage-backed securities during the year.

      Principal payments due on other borrowings after December 31, 2006 are $3.7 million in 2007, $425,000 in 2008, $3.9 million in 2009, $4.2 million in
2010, $2.6 million in 2011 and $10.1 million in years thereafter. The FHLB will require the repayment of $4.0 million of borrowings during 2007 if the three-month LIBOR exceeds specified rates; $3.0 million of which is at a weighted average interest rate of 3.04% maturing in 2009 if the three-month LIBOR exceeds 6.50%. Additionally, the FHLB will require the repayment of $1.0 million of borrowings during 2007 if the three-month LIBOR exceeds 6.50% of which borrowings is at an interest rate of 3.99% maturing in 2014. As of December 31, 2006, the three month LIBOR was at 5.36%. During the fourth quarter of 2006, Monadnock Community Bank borrowed $6.0 million in callable advances from the FHLB. The FHLB has the right to call $2.0 million in borrowings in the second quarter of 2007 of which borrowings is at an interest rate of 3.99% maturing in 2016. In addition, the FHLB has the right to call $4.0 million in borrowings in the fourth quarter of 2007 of which borrowings is at weighted average interest rate of 4.14% maturing in 2016. Should the FHLB require repayment of the putable and callable borrowings on the put and call dates, the interest cost to replace such borrowings would likely increase.

      Stockholders' Equity. Total stockholders' equity increased by $4.7 million to $9.7 million at December 31, 2006 from approximately $5.0 million at December 31, 2005. The increase in stockholders' equity was primarily attributable to our raising $4.8 million in net proceeds in the stock offering completed at the end of the second quarter of 2006. As a result, our equity to assets ratio was 10.06% at December 31, 2006 compared to 6.54% at December 31, 2005.

Average Balances, Net Interest Income, Yields Earned and Rates Paid

      The following table sets forth certain information for the years ended December 31, 2006 and 2005 and at December 31, 2006. The average yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from daily balances. The table reflects the consolidated average balance sheet of Monadnock Community Bancorp, Inc. until June 28, 2006 and the consolidated average balance sheet of Monadnock Bancorp, Inc. thereafter through December 31, 2006.

                                             At December 31,                       For the Year ended December 31,
                                          ---------------------   -----------------------------------------------------------------
                                                   2006                         2006                              2005
                                          ---------------------   -------------------------------   -------------------------------
                                                      Weighted
                                          Ending       Average    Average                Average    Average                Average
                                          Balance    Yield/Cost   Balance   Interest   Yield/Cost   Balance   Interest   Yield/Cost
                                          -------    ----------   -------   --------   ----------   -------   --------   ----------
INTEREST-EARNING ASSETS                                                     (Dollars in Thousands)
-----------------------
Loans (1)                                 $54,044       6.83%     $49,882    $3,274       6.56%     $38,184    $2,246       5.88%
Mortgage-backed Securities(2)              35,519       4.85       25,556     1,100       4.30       30,212     1,024       3.39
Agency Securities                           3,000       4.03        3,000       121       4.03        3,411       128       3.75
Federal Home Loan Bank stock                1,328       5.75        1,086        58       5.34        1,220        53       4.34
Other interest-earning assets                 141       5.25        1,461        73       5.00          933        28       3.00
                                          -------                 -------    ------                 -------    ------
Total interest-earning assets              94,032       5.98       80,985     4,626       5.71       73,960     3,479       4.70
Non-interest earning assets                 2,153                   2,067                             1,901
                                          -------                 -------                           -------
Total assets                              $96,185                 $83,052                           $75,861
                                          =======                 =======                           =======

INTEREST-BEARING LIABILITIES
----------------------------

NOW and money market                      $13,073       1.59      $12,926    $  198       1.53      $15,022    $  178       1.18
Savings deposits                            2,271       0.50        2,588        14       0.54        2,704        14       0.52
Certificates of deposit                    40,756       4.78       36,176     1,568       4.33       29,062       922       3.17
Federal Home Loan Bank advances            24,965       4.24       18,324       684       3.73       19,148       586       3.06
                                          -------       ----      -------    ------                 -------    ------

Total interest-bearing liabilities         81,065       3.98       70,014     2,464       3.52       65,936     1,700       2.58
                                                                             ------                            ------
Non-interest bearing liabilities            5,444                   5,712                             4,811
                                          -------                 -------                           -------
Total liabilities                          86,509                  75,726                            70,747
Equity                                      9,676                   7,326                             5,114
                                          -------                 -------                           -------
Total liabilities and  equity             $96,185                 $83,052                           $75,861
                                          =======                 =======                           =======

Net interest/spread                                     2.00%                $2,162       2.19%                $1,779       2.12%
                                                        ====                 ======       ====                 ======       ====
Net interest margin(3)                                  2.54%                             2.67%                             2.41%
                                                        ====                              ====                              ====

Ratio of interest-earning assets to
 interest-bearing Liabilities              116.00%                 115.67%                           112.17%
                                          =======                 =======                           =======

------------------
(1)   Calculated net of deferred costs and includes non-performing loans.
(2)   Calculated based on amortized cost.
(3)   Net interest income divided by interest-earning assets.

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

                                                    For the Year Ended
                                                December 31, 2006 vs. 2005
                                                    Increase (Decrease)
                                            ----------------------------------
                                                          Due to
                                            ----------------------------------
                                                              Rate/
                                            Volume    Rate    Volume      Net
                                            ------    ----    ------    ------
                                                      (In Thousands)
INTEREST-EARNING ASSETS
-----------------------
Loans (1)                                   $ 688     $260     $ 80     $1,028
Mortgage-backed and U.S. Government
 agency securities (2)                       (174)     286      (43)        69
Federal Home Loan Bank stock                   (6)      12       (1)         5
Other interest-earning assets                  16       19       10         45
                                            -----     ----     ----     ------

Total interest-earning assets               $ 524     $577     $ 46     $1,147
                                            =====     ====     ====     ======

INTEREST-BEARING LIABILITIES
----------------------------
NOW and money market accounts               $ (25)    $ 52     $ (7)    $   20
Savings deposits                               (1)       1        0          0
Certificates of deposit                       226      337       83        646
Federal Home Loan Bank advances               (25)     129       (6)        98
                                            -----     ----     ----     ------

Total interest-bearing liabilities          $ 175     $519     $ 70     $  764
                                            =====     ====     ====     ======

Net interest/spread                         $ 349     $ 58     $(24)    $  383
                                            =====     ====     ====     ======

------------------
(1)   Calculated net of deferred costs and includes non-performing loans.
(2)   Calculated based on amortized cost.

Comparison of Results of Operations for the Years Ended December 31, 2006 and 2005.

      General. We recorded net income of $75,000 for the year ended December 31, 2006 compared with a net loss of $30,000 for the year ended December 31, 2005. The increase in earnings for the year ended December 31, 2006 compared with the same period a year earlier was primarily attributable to an increase in net interest and dividend income of $383,000, an increase in noninterest income of $6,000, partially offset by an increase in noninterest expense of $153,000, an increase in income tax expense of $78,000 and a provision for loan losses of $37,000 as compared to a benefit of $16,000 for the year ended December 31, 2005.

      Our profitability has been marginal during the last few years primarily due to our high fixed operating costs in relation to the amount of net interest and dividend income and noninterest income we generated and our comparatively low net interest margin (net interest and dividend income divided by average interest earning assets). Noninterest expense (consisting primarily of salaries and employee benefits) divided by net interest and dividend income plus noninterest income, commonly referred to as our efficiency ratio improved to 93.3% for the year ended December 31, 2006 from 103.6% for the year ended December 31, 2005. The existing operating platform we have in place relative to the size of our customer base and asset base has tended to negatively impact our profitability. Our net interest margin for the year ended December 31, 2006 was 2.67% as compared to 2.41% for the year ended December 31, 2005. The increase in net interest margin year to year was attributable to a change in the asset mix to 61.6% of the average balance of interest-earning assets in loans for the year ended December 31, 2006 from 51.6% for the same period in 2005 as well as an increase in the average balance of interest-earning assets by $7.0 million during this period. In the event we are unable to generate continued commercial and residential loan volume during

2007, or become reliant on investment securities, certificates of deposit or FHLB borrowings, our net interest margin and net interest spread may be negatively impacted along with our net earnings potential.

      Net Interest and Dividend Income. Net interest and dividend income increased $383,000, or 21.5%, to $2.2 million for the year ended December 31, 2006 compared to $1.8 million for the year ended December 31, 2005. The increase reflected a $1.1 million, or 31.4%, increase in interest and dividend income, offset by a $764,000, or 44.9%, increase in interest expense. The interest rate spread increased to 2.19% in 2006 from 2.12% in 2005 and the net interest margin increased from 2.41% in 2005 to 2.67% in 2006. The increase in interest rate spread and net interest margin for the year ended December 31, 2006 compared with the same period a year ago was a result of a change in the mix of assets to higher yielding loans, partially offset by a change in the mix of liabilities to more interest rate sensitive products such as time certificates and FHLB advances.

      Interest and Dividend Income. Total interest and dividend income increased by $1.1 million, or 31.4%, to $4.6 million for the year ended December 31, 2006 from $3.5 million for the year ended December 31, 2005. The increase of $1.1 million related to an increase in the yields on interest-earning assets from 4.70% for the year ended December 31, 2005 to 5.71% for the year ended December 31, 2006 coupled with an increase in the balance of average interest-earning assets of $7.0 million, or 9.5%, to $81.0 million for the year ended December 31, 2006 from $74.0 million for the same period in 2005. Interest income on loans increased $1.0 million to $3.3 million in 2006 from $2.3 million in 2005. The increase was primarily the result of an increase in the average loan balance of $11.7 million, or 30.6%, to $49.9 million for the year ended December 31, 2006, from $38.2 million for the same period in 2005, and to a lesser extent, an increase in average loan yields to 6.56% for the year ended December 31, 2006 from 5.88% for the same period in 2005. The increase in the balance of average loans was attributable to a $7.0 million increase in one- to four-family residential and home equity loans, a $3.8 million increase in commercial, short-term construction and commercial real estate loans as well as a $948,000 increase in consumer loans. The increase in average loan yields from 5.88% for the year ended December 31, 2005 to 6.56% for the same period in 2006 was due to an increase in the prime rate of 200 basis points since June 2005 and the addition of new loans at higher rates during 2006.

      Interest and dividend income on investment securities, FHLB stock and interest-bearing deposits with other financial institutions increased $119,000 to $1.3 million for the year ended December 31, 2006 from $1.2 million for the same period in 2005. The increase was primarily the result of an increase in the overall yield on total investments to 4.35% for the year ended December 31, 2006 from 3.45% for the same period in 2005, partially offset by a decrease in the average balance of the investment portfolio by $4.7 million to $31.1 million for the year ended December 31, 2006, from $35.8 million for the same period in 2005. The increase in yield was due to the repricing of Ginnie Mae adjustable-rate mortgage-backed securities by 1% on their reset dates and the purchase of higher yielding securities in 2006. The decrease in the average balance of the investment portfolio was the direct result of our using the proceeds from the principal paydowns on mortgage-backed securities to fund loan growth for the first nine months of 2006.

      Interest Expense. Total interest expense increased by $764,000 to $2.5 million for the year ended December 31, 2006 from $1.7 million for the same period in 2005. The increase of $764,000 related primarily to an increase in the average overall cost of interest-bearing liabilities to 3.52% for the year ended December 31, 2006 from 2.58% for the same period in 2005, and to a lesser extent, an increase of $4.1 million in the average balance of interest-bearing liabilities to $70.0 million for the year ended December 31, 2006 from $65.9 million for the same period in 2005. Interest expense on deposits increased $666,000 to $1.8 million for the year ended December 31, 2006 from $1.1 million for the same period in 2005. The increase was due to an increase in the average cost of time certificates to 4.33% for the year ended December 31, 2006 from 3.17% for the same period in 2005 coupled with an increase in the average balance of time certificates of $7.1 million to $36.2 million for the year ended December 31, 2006 from $29.1 million for the same period in 2005. Average time certificates comprised 70.0% of interest-bearing deposits for the year ended December 31, 2006 compared with 62.1% for the same period in 2005. The increase in the average balance of time certificates was the direct result of our advertising interest rate specials and offering competitive rates on time certificates. Average NOW and money market accounts decreased $2.1 million to $12.9 million for the year ended December 31, 2006 from $15.0 million for the same period in 2005, partially offset by an increase in costs on these deposits to 1.53% for the year ended December 31, 2006 from 1.18% for the same period in 2005. The decrease of $1.9 million in the average balance of money market accounts was primarily attributable to customers transferring these deposits to more attractive short-term time certificates.

      Interest expense on FHLB advances increased $98,000 to $684,000 for the year ended December 31, 2006 from $586,000 for the same period in 2005. The increase was primarily due to an increase in average borrowing costs to 3.73% for the year ended December 31, 2006 from 3.06% for the same period in 2005, partially offset by a decrease in the average balance of FHLB advances of $824,000 to $18.3 million for the year ended December 31, 2006 from $19.1 million for the same period in 2005.

      Allowance (Benefit) for Loan Losses. We recorded a provision for loan losses of $37,000 for the year ended December 31, 2006 compared with a benefit for loan losses of $16,000 for the year ended December 31, 2005. The provision for loan losses of $37,000 consisted of $12,000 related to an overdraft program which was initiated in December 2005 for consumer and business checking customers and $25,000 related to the loan portfolio. We recorded a provision of $25,000 during the fourth quarter of 2006 due to the downgrade of several loan relationships totaling $1.1 million to special mention and the downgrade of several loan relationships totaling $434,000 ($193,000 of which is guaranteed by the United States Small Business Administration) from special mention to substandard during the fourth quarter of 2006. We recorded a benefit for loan losses for the year ended December 31, 2005 due to the payoff in the second and third quarters of 2005 of $670,000 ($502,000 of which was guaranteed by the United States Small Business Administration) of nonperforming loans classified as substandard and the payoff of $802,000 ($525,000 of which was guaranteed by the United States Small Business Administration) of special mention loans in 2005, partially offset by the downgrade of $350,000 in loans ($262,000 of which is guaranteed by the United States Small Business Administration) to substandard in the fourth quarter of 2005. We believe that our allowance for loan losses is at an amount that will absorb known identifiable loan losses as well as estimated losses inherent in the portfolio for which the losses are probable but not identifiable. Provisions to the allowance may be necessary if the market in which we operate deteriorates, or the composition of our loan portfolio changes. Additionally, regulatory agencies review our allowance for loan losses as part of their examination process. Such agencies may require us to recognize additions to the allowance based on judgments which may be different from those of management.

      Total Noninterest Income. Noninterest income increased $6,000 to $263,000 for the year ended December 31, 2006 from $257,000 for the same period in 2005. The increase for the period was attributable to an increase in service charges on deposits of $64,000 and an increase in other income of $11,000, partially offset by a decrease in net gains on sales of loans of $61,000 and a decrease in net gains on sales of available-for-sale securities of $3,000. The increase in service charges was primarily related to a new product which began in December 2005 known as "Overdraft Privilege Service" which provides our consumer and business customers with overdraft checking account protection. The decrease in net gains on sales of loans was due to the sale of $947,000 of United States Small Business Administration guaranteed loans during the year ended December 31, 2005 compared with no sales for the same period in 2006. The increase in other income was due to an increase in merchant income as well as an increase in servicing income due to less amortization for the year ended December 31, 2006 compared with the same period in 2005.

      Total Noninterest Expenses. Noninterest expenses increased $153,000, or 7.3%, to $2.3 million for the year ended December 31, 2006 compared to $2.1 million for the year ended December 31, 2005. The increase during 2006 was primarily due to increased salaries and employee benefits expense of $107,000, increased data processing expense of $38,000, increased equipment expense of $19,000, increased other expense of $10,000, partially offset by decreased marketing expense of $22,000.

      Salaries and employee benefits expense represented 51.7% and 50.3% of total noninterest expense for the years ended December 31, 2006 and 2005, respectively. Total salaries and employee benefits expense increased $107,000, or 10.1%, to $1.2 million for the year ended December 31, 2006 from $1.1 million for the same period in 2005. The increase was primarily attributable to an increase in average full time equivalent employees from 22 for the year ended December 31, 2005 to 24 for the same period in 2006 and the related benefit costs, normal salary increases, and $25,000 of additional costs related to grants of stock options and restricted stock under our stock benefit plans, partially offset by increased deferrals of loan origination costs.

      Data processing costs increased by $38,000, or 21.8%, to $212,000 for the year ended December 31, 2006 from $174,000 for the same period in 2005. The increase was due to increased costs on maintenance contracts for data processing equipment as well as additional costs incurred related to IT support.

      Equipment expense increased $19,000, or 27.9%, to $87,000 for the year ended December 31, 2006 from $68,000 for the same period in 2005. The increase was due to additional depreciation incurred on new purchases for 2006 as well as a full year of depreciation incurred on purchases for 2005.

      Other expense increased $10,000, or 3.4%, to $301,000 for the year ended December 31, 2006 from $291,000 for the same period in 2005. Included in other expense for 2006 is $11,000 of expense related to grants of stock options and restricted stock under our stock benefit plans.

      Marketing expense decreased $22,000, or 30.1% to $51,000 for the year ended December 31, 2006 from $73,000 for the same period in 2005. In 2006, Monadnock Community Bank in addition to advertising for deposit and loan products used direct mail as a means of advertising which reduced total expenditures for 2006.

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

      * Using FHLB advances and pricing on fixed-term non-core deposits to align maturities and repricing terms; and

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

      The Office of Thrift Supervision provides us with the information presented in the following table, which is based on information provided to the Office of Thrift Supervision by Monadnock Community Bank. It presents the change in Monadnock Community Bank's net portfolio value at December 31, 2006 (the latest data available), that would occur upon an immediate change in interest rates based on Office of Thrift Supervision assumptions, but without giving effect to any steps that management might take to counteract such change.

      The following table illustrates the change in net interest income at December 31, 2006 that would occur in the event of an immediate change in interest rates, with no effect given to any steps that management might take, within the parameters established by our asset/liability management committee, to counter the effect of such interest movement.

                             At December 31, 2006
-----------------------------------------------------------------------------
     Change in
 Interest Rates in
Basis Points ("bp")          Net Portfolio Value         as % of PV of Assets
    (Rate Shock        ------------------------------    --------------------
     in Rates)         $ Amount   $ Change   % Change    NPV Ratio   $ Change
-------------------    --------   --------   --------    ---------   --------
                            (Dollars in Thousands)

      +300 bp            7,348     (3,073)     (29)%        7.94%    (270)bp
      +200 bp            8,643     (1,778)     (17)%        9.14%    (150)bp
      +100 bp            9,732       (690)      (7)%       10.10%     (55)bp
         0 bp           10,422         --       --%        10.65%      --
      -100 bp           10,473         52        0%        10.59%      (6)bp
      -200 bp           10,149       (273)      (3)%       10.18%     (47)bp

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

      Our liquidity, represented by cash and cash equivalents and mortgage-backed and related securities, is a product of our operating, investing and financing activities. Our primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans and mortgage-backed securities, and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and mortgage-backed related securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, we invest excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements. We also generate cash through borrowings. We utilize FHLB advances to leverage our capital base and provide funds for our lending and investment activities, and enhance our interest rate risk management.

      Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits and federal funds sold. On a longer-term basis, we maintain a strategy of investing in various lending products such as residential, commercial and consumer loans. We use our sources of funds primarily to meet ongoing commitments, to pay maturing time deposits and savings withdrawals, to fund loan commitments and to maintain our portfolio of mortgage-backed and related securities. At December 31, 2006, the total approved loan commitments unfunded amounted to $7.0 million, which includes the unadvanced portion of loans of $6.4 million. Certificates of deposits and advances from the FHLB of Boston scheduled to mature in one year or less at December 31, 2006, totaled $34.9 million and $3.7 million, respectively. Based on historical experience, we believe that a significant portion of maturing deposits will remain with Monadnock Community Bank. We anticipate that we will continue to have sufficient funds, through deposits and borrowings, to meet our current commitments.

      At December 31, 2006, we had total collateral available to support an additional $26.8 million in additional advances from the FHLB, but our internal policy limits FHLB advances to 40% of total assets which amounts to an additional $11.5 million in borrowing capacity at year end.

Stockholders' Equity

      Our stockholders' equity totaled approximately $9.7 million or 10.06% of total assets at December 31, 2006 compared to $5.0 million, or 6.54% of total assets at December 31, 2005. The increase in stockholders' equity was primarily attributable to our raising $4.8 million in net proceeds in the stock offering completed at the end of the second quarter of 2006.

      Consistent with our goal to operate a sound and profitable financial institution, we actively seek to maintain a "well-capitalized" institution in accordance with regulatory standards. As of December 31, 2006, the most recent notification from the Office of Thrift Supervision categorized Monadnock Community Bank as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the bank must maintain total risk-based, Tier I risk-based, and Tier I leverage ratios of 5%, 6% and 10%, respectively. There have been no conditions or events since that notification that management believes would cause a change in Monadnock Community Bank's categorization.

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

Recent Accounting Pronouncements

      In February 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 155, "Accounting for Certain Hybrid Instruments" (SFAS No. 155), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS 133. The statement also subjects beneficial interests issued by securitization vehicles to the requirements of SFAS No.
133. The statement is effective as of January 1, 2007. The adoption of SFAS No. 155 is not expected to have a material impact on our financial condition and results of operations.

      In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets- an amendment of FASB Statement No. 140"(SFAS 156). SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in specific situations. Additionally, the servicing asset or servicing liability shall be initially measured at fair value; however, an entity may elect the "amortization method" or "fair value method" for subsequent balance sheet reporting periods. SFAS 156 is effective as of an entity's first fiscal year beginning after September 15, 2006. Early adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. We do not expect the adoption of this statement to have a material impact on our financial condition, results of operations or cash flows.

      In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP) and enhances disclosures about fair value measurements. SFAS No. 157 retains the exchange price notion and clarifies that the exchange price is the price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. SFAS No. 157 is effective for our consolidated financial statements for the year beginning January 1, 2008, with earlier adoption permitted. We do not expect the adoption of this Statement to have a material impact on our financial condition and results of operations.

                   SHATSWELL, MacLEOD & COMPANY, P.C. [LOGO]
                         CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Monadnock Bancorp, Inc.
Peterborough, New Hampshire

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
            -------------------------------------------------------

We have audited the accompanying consolidated balance sheets of Monadnock Bancorp, Inc. and Subsidiary as of December 31, 2006 and 2005 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Monadnock Bancorp, Inc. and Subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

                                       /s/ Shatswell, MacLeod & Company, P.C.
                                       SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
January 29, 2007

           83 PINE STREET * WEST PEABODY, MASSACHUSETTS 01960-3635 *
              TELEPHONE (978) 535-0206 * FACSIMILE (978) 535-9908
                    smc@shatswell.com     www.shatswell.com

                     MONADNOCK BANCORP, INC. AND SUBSIDIARY
                     --------------------------------------

                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------

                           December 31, 2006 and 2005
                           --------------------------


ASSETS                                                                             2006            2005
------                                                                         -----------     -----------

Cash and due from banks                                                        $ 1,057,602     $   668,055
Interest-bearing demand deposits with other banks                                      587           1,971
Federal funds sold                                                                  40,000         185,000
                                                                               -----------     -----------
      Total cash and cash equivalents                                            1,098,189         855,026
Interest-bearing time deposit in other bank                                        100,000         100,000
Investments in available-for-sale securities (at fair value)                    38,319,846      27,520,401
Federal Home Loan Bank stock, at cost                                            1,328,300       1,220,400
Loans, net of allowance for loan losses of $334,917 as of December 31, 2006
 and $311,250 as of December 31, 2005                                           53,709,317      44,481,338
Premises and equipment                                                             786,815         810,954
Goodwill                                                                           132,293         132,293
Core deposit intangible                                                             81,625         104,208
Accrued interest receivable                                                        427,679         319,038
Other assets                                                                       200,672         257,310
                                                                               -----------     -----------
      Total assets                                                             $96,184,736     $75,800,968
                                                                               ===========     ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Deposits:
  Noninterest-bearing                                                          $ 5,261,639     $ 5,268,981
  Interest-bearing                                                              56,100,270      47,968,935
                                                                               -----------     -----------
      Total deposits                                                            61,361,909      53,237,916
Federal Home Loan Bank advances                                                 24,965,119      17,481,950
Other liabilities                                                                  181,908         127,264
                                                                               -----------     -----------
      Total liabilities                                                         86,508,936      70,847,130
                                                                               -----------     -----------
Stockholders' equity:
  Preferred stock, par value $.01 per share; authorized 2,000,000 shares;
   issued and outstanding none
  Common stock, par value $.01 per share; authorized 10,000,000 shares at December 31, 2006 of Monadnock Bancorp, Inc. stock and 18,000,000 shares at December 31, 2005 of Monadnock Community Bancorp, Inc.
   stock;  1,293,608 and 944,631 shares issued and outstanding at
   December 31, 2006 and December 31, 2005, respectively                            12,936           9,446
  Paid-in capital                                                                7,725,786       2,814,032
  Retained earnings                                                              2,627,752       2,553,142
  Unearned compensation - ESOP                                                    (431,445)       (114,570)
  Unearned compensation - Recognition and Retention Plan                          (139,104)       (154,560)
  Accumulated other comprehensive loss                                            (120,125)       (153,652)
                                                                               -----------     -----------
      Total stockholders' equity                                                 9,675,800       4,953,838
                                                                               -----------     -----------
      Total liabilities and stockholders' equity                               $96,184,736     $75,800,968
                                                                               ===========     ===========

                  The accompanying notes are an integral part of these consolidated financial statements.

                     MONADNOCK BANCORP, INC. AND SUBSIDIARY
                     --------------------------------------

                       CONSOLIDATED STATEMENTS OF INCOME
                       ---------------------------------

                     Years Ended December 31, 2006 and 2005
                     --------------------------------------

                                                           2006         2005
                                                        ----------   ----------
Interest and dividend income:
  Interest and fees on loans                            $3,273,850   $2,245,996
  Interest on investments-taxable                        1,220,723    1,151,531
  Other interest income                                    131,640       81,647
                                                        ----------   ----------
      Total interest and dividend income                 4,626,213    3,479,174
                                                        ----------   ----------
Interest expense:
  Interest on deposits                                   1,780,159    1,114,184
  Interest on Federal Home Loan Bank advances              683,811      585,780
                                                        ----------   ----------
      Total interest expense                             2,463,970    1,699,964
                                                        ----------   ----------
      Net interest and dividend income                   2,162,243    1,779,210
Provision (benefit) for loan losses                         36,957      (15,645)
                                                        ----------   ----------
      Net interest and dividend income after
       provision (benefit) for loan losses               2,125,286    1,794,855
                                                        ----------   ----------
Noninterest income:
  Service charges on deposits                              200,595      136,684
  Net gain on sales of available-for-sale securities                      3,031
  Net gain on sales of loans                                             61,210
  Loan commissions                                                        5,177
  Other income                                              62,633       51,353
                                                        ----------   ----------
      Total noninterest income                             263,228      257,455
                                                        ----------   ----------
Noninterest expense:
  Salaries and employee benefits                         1,169,221    1,061,771
  Occupancy expense                                        149,106      154,233
  Equipment expense                                         87,120       68,469
  Data processing                                          211,920      173,510
  Blanket bond insurance                                    19,953       22,042
  Professional fees                                        137,858      142,795
  Supplies and printing                                     44,648       36,346
  Telephone expense                                         52,152       47,678
  Marketing expense                                         51,193       73,121
  Postage expense                                           38,132       38,104
  Other expense                                            301,495      291,386
                                                        ----------   ----------
      Total noninterest expense                          2,262,798    2,109,455
                                                        ----------   ----------
      Income (loss) before income tax expense (benefit)    125,716      (57,145)
Income tax expense (benefit)                                51,106      (26,842)
                                                        ----------   ----------
      Net income (loss)                                 $   74,610   $  (30,303)
                                                        ==========   ==========

Shares used in computing net income (loss) per share:
      Basic                                              1,230,808    1,266,488
      Diluted                                            1,268,183          N/A
      Net income (loss) per share - basic               $     0.06   $    (0.02)
      Net income per share - diluted                          0.06          N/A

                  The accompanying notes are an integral part of these consolidated financial statements.

                     MONADNOCK BANCORP, INC. AND SUBSIDIARY
                     --------------------------------------

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
           ----------------------------------------------------------

                     Years Ended December 31, 2006 and 2005
                     --------------------------------------

                                                                                                          Accumulated
                                                                     Unearned     Unearned                   Other
                                 Common    Paid-in     Retained    Compensation  Restricted  Treasury    Comprehensive
                                 Stock     Capital     Earnings        ESOP         Stock      Stock          Loss          Total
                                -------  ----------   ----------   ------------  ----------  --------    -------------   ----------
Balance, December 31, 2004      $ 9,396  $2,783,101   $2,583,445    $(135,304)   $           $             $ (27,716)    $5,212,922
Comprehensive loss:
  Net loss                                               (30,303)
  Net change in unrealized
   holding loss on available
   for sale securities,
   net of tax effect                                                                                        (125,936)
    Comprehensive loss                                                                                                     (156,239)
Employee Stock Ownership
 Plan Distribution                            3,576                    20,734                                                24,310
Issuance of common stock
 from authorized shares for
 restricted stock awards
 (6,849 shares)                      50      41,950                                 (42,000)
Purchase of common stock
 for treasury (18,357 shares)                                                                 (127,155)                    (127,155)
Reissuance of common stock
 from treasury for restricted
 stock awards (18,357 shares)               (14,595)                               (112,560)   127,155
                                -------  ----------   ----------   ----------    ----------  ---------     ---------     ----------
Balance, December 31, 2005        9,446   2,814,032    2,553,142     (114,570)     (154,560)                (153,652)     4,953,838
Comprehensive income:
  Net income                                              74,610
  Net change in unrealized
   holding loss on available
   for-sale securities,
   net of tax effect                                                                                          33,527
    Comprehensive income                                                                                                    108,137
Employee Stock Ownership
 Plan Distribution                            3,033                    14,656                                                17,689
Issuance of common stock          3,490   4,837,205                                                                       4,840,695
Liquidation of Monadnock
 Mutual Holding Company                      50,000                                                                          50,000
Purchase of common stock
 for ESOP (42,460 shares)                                            (331,531)                                             (331,531)
Recognition of stock option
 expense                                     21,516                                                                          21,516
Restricted stock award
 amortization                                                                        15,456                                  15,456
                                -------  ----------   ----------   ----------    ----------  ---------     ---------     ----------
Balance, December 31, 2006      $12,936  $7,725,786   $2,627,752   $ (431,445)   $ (139,104) $             $(120,125)    $9,675,800
                                =======  ==========   ==========   ==========    ==========  =========     =========     ==========

                     MONADNOCK BANCORP, INC. AND SUBSIDIARY
                     --------------------------------------

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
           ----------------------------------------------------------

                     Years Ended December 31, 2006 and 2005
                     --------------------------------------
                                  (Continued)


Reclassification disclosure for the years ended December 31:

                                                                            2006         2005
                                                                          --------    ---------

Net unrealized holding gains (losses) on available-for-sale securities    $ 55,518    $(205,508)
Reclassification adjustment for net realized gains in net income                         (3,031)
                                                                          --------    ---------
  Other comprehensive income (loss) before income tax effect                55,518     (208,539)
Income tax (expense) benefit                                               (21,991)      82,603
                                                                          --------    ---------
    Other comprehensive income (loss), net of tax                         $ 33,527    $(125,936)
                                                                          ========    =========

Accumulated other comprehensive loss as of December 31, 2006 and 2005 consists of net unrealized holding losses on available-for-sale securities, net of taxes.

                  The accompanying notes are an integral part of these consolidated financial statements.

                     MONADNOCK BANCORP, INC. AND SUBSIDIARY
                     --------------------------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------

                     Years Ended December 31, 2006 and 2005
                     --------------------------------------

                                                                                        2006             2005
                                                                                    ------------     ------------

Cash flows from operating activities:
Net income (loss)                                                                   $     74,610     $    (30,303)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
  Net gain on sales of available-for-sale securities                                                       (3,031)
  Net amortization of securities                                                          72,482          106,467
  Change in deferred loan origination costs, net                                         (92,286)         (25,226)
  Provision (benefit) for loan losses                                                     36,957          (15,645)
  Net gain on sales of loans                                                                              (61,210)
  Amortization of unearned compensation - Recognition and Retention Plan                  15,456
  Recognition of stock option expense                                                     21,516
  Depreciation and amortization                                                          105,479           84,533
  Loss on sale of other real estate owned                                                                     368
  Increase in accrued interest receivable                                               (108,641)        (100,622)
  Amortization of core deposit intangible                                                 22,583           25,375
  Decrease (increase) in other assets                                                      3,957           (1,678)
  Decrease (increase) in loan servicing rights and interest-only strips, net               7,309           (8,598)
  (Increase) decrease in prepaid expenses                                                (31,293)          23,615
  Deferred tax expense (benefit)                                                          60,268          (26,666)
  Decrease in taxes receivable                                                            14,406            3,035
  (Decrease) increase in accrued ESOP and Recognition and Retention Plan expense             (42)          17,759
  Increase in accrued expenses                                                            29,506           17,144
  Increase in accrued interest payable                                                    42,213           12,123
  Increase in other liabilities                                                              656            2,147
                                                                                    ------------     ------------

Net cash provided by operating activities                                                275,136           19,587
                                                                                    ------------     ------------

Cash flows from investing activities:
  Purchases of available-for-sale securities                                         (19,588,463)     (14,874,702)
  Proceeds from sales of available-for-sale securities                                                  5,670,110
  Principal payments received on available-for-sale securities                         8,772,054       12,059,481
  Purchase of other investment security                                                  (20,000)
  Purchases of Federal Home Loan Bank stock, net                                        (107,900)
  Loan originations and principal collections, net                                    (5,978,906)      (8,629,832)
  Loans purchased                                                                     (3,196,007)      (1,160,599)
  Recoveries of previously charged off loans                                               2,263            5,317
  Proceeds from sales of loans                                                                          1,008,034
  Payments received relating to other real estate owned                                                     2,606
  Proceeds from sale of other real estate owned                                                             9,526
  Capital expenditures - premises and equipment                                          (81,340)        (163,991)
                                                                                    ------------     ------------

Net cash used in investing activities                                                (20,198,299)      (6,074,050)
                                                                                    ------------     ------------

                     MONADNOCK BANCORP, INC. AND SUBSIDIARY
                     --------------------------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------

                     Years Ended December 31, 2006 and 2005
                     --------------------------------------
                                  (continued)

                                                                                        2006             2005
                                                                                    ------------     ------------

Cash flows from financing activities:
  Net decrease in demand deposits, savings and NOW deposits                           (1,771,829)        (678,137)
  Net increase in time deposits                                                        9,895,822        7,819,387
  Net change on short-term advances from Federal Home Loan Bank                        1,000,000       (2,500,000)
  Long-term advances from Federal Home Loan Bank                                      13,986,832        7,058,917
  Payments on long-term advances from Federal Home Loan Bank                          (7,503,663)      (6,441,321)
  Net proceeds from issuance of common stock (total proceeds of $5,661,448,
    less offering costs of $820,753)                                                   4,840,695
  Liquidation of Monadnock Mutual Holding Company                                         50,000
  Purchase of common stock for treasury                                                                  (127,155)
  Purchase of 42,460 shares for ESOP                                                    (331,531)
                                                                                    ------------     ------------

Net cash provided by financing activities                                             20,166,326        5,131,691
                                                                                    ------------     ------------

Net increase (decrease) in cash and cash equivalents                                     243,163         (922,772)
Cash and cash equivalents at beginning of period                                         855,026        1,777,798
                                                                                    ------------     ------------
Cash and cash equivalents at end of period                                          $  1,098,189     $    855,026
                                                                                    ============     ============

Supplemental disclosures:
  Interest paid                                                                     $  2,421,757     $  1,687,841
  Income taxes (received) paid                                                           (30,911)             456
  Allocation of common stock by the ESOP                                                  17,689           24,310

                  The accompanying notes are an integral part of these consolidated financial statements.

                     MONADNOCK BANCORP, INC. AND SUBSIDIARY
                     --------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                     Years Ended December 31, 2006 and 2005
                     --------------------------------------

NOTE 1 - NATURE OF OPERATIONS
-----------------------------

Monadnock Community Bank (the "Bank") provides a variety of financial services to corporations and individuals from its offices in Peterborough, New Hampshire and Winchendon, Massachusetts. The Winchendon, Massachusetts location was acquired through a branch purchase which became effective October 15, 2004. The Bank is engaged principally in the business of attracting deposits from the general public and investing those deposits in residential and commercial real estate loans, and in consumer and small business loans. Prior to June 28, 2004, the Bank was a federally chartered mutual savings bank. On June 28, 2004, in accordance with a Plan of Mutual Holding Company Reorganization and Stock Issuance, the Bank became a federally chartered stock bank and wholly-owned subsidiary of Monadnock Community Bancorp, Inc., a federally chartered stock holding company. Monadnock Community Bancorp, Inc. became a majority owned subsidiary of Monadnock Mutual Holding Company, a federally chartered mutual holding company. On June 28, 2006, in accordance with a Plan of Conversion and Reorganization, the Bank became the wholly-owned subsidiary of Monadnock Bancorp, Inc. (the "Company"), a Maryland chartered stock holding company. Further, Monadnock Mutual Holding Company sold its ownership interest in Monadnock Community Bancorp, Inc. to the public in a "second step" offering and ceased to exist. The Company sold 707,681 shares, par value of $.01 per share or the maximum of the offering range, to the public raising $4.8 million in net proceeds. As part of the conversion, existing public stockholders of Monadnock Community Bancorp, Inc. received 1.3699 shares of Company common stock in exchange for each of their existing shares of Monadnock Community Bancorp, Inc. common stock.

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

      BASIS OF CONSOLIDATION:

      The consolidated financial statements include the accounts of Monadnock Bancorp, Inc. and its wholly-owned subsidiary, the Bank for 2006 and the accounts of Monadnock Community Bancorp, Inc. and its wholly-owned subsidiary, the Bank for 2005. All significant intercompany accounts and transactions have been eliminated.

      CASH AND CASH EQUIVALENTS:

      For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, due from banks, interest bearing demand deposit accounts with other banks and federal funds sold.

      Cash and due from banks as of December 31, 2006 and 2005 includes $75,000 which is subject to withdrawals and usage restrictions to satisfy the reserve requirements of the Federal Reserve Bank.

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

      IDENTIFIED INTANGIBLE ASSETS AND GOODWILL:

      Intangible assets include the excess of the purchase price over the fair value of net assets acquired (goodwill) in the acquisition of the branch purchase with Fitchburg Savings Bank effective October 15, 2004 as well as a core deposit intangible (CDI) related to the branch purchase noted above. The core deposit intangible is amortized using the sum of the year's digits method over 9.3 years. The Company periodically evaluates intangible assets for impairment on the basis of whether any events and circumstances might have diminished the fair value of such assets below their carrying value. The Company has determined that the carrying values of identified intangible assets and goodwill are not impaired as of December 31, 2006.

      A summary of acquired amortized intangible assets is as follows:

                                                     As of December 31, 2006
                                                --------------------------------
                                                 Gross                     Net
                                                Carrying  Accumulated   Carrying
                                                 Amount   Amortization   Amount
                                                --------  ------------  --------

      Core deposit intangible-branch purchase   $135,000     $53,375    $81,625
                                                ========     =======    =======

                                                     As of December 31, 2005
                                                --------------------------------
                                                 Gross                     Net
                                                Carrying  Accumulated   Carrying
                                                 Amount   Amortization   Amount
                                                --------  ------------  --------

      Core deposit intangible-branch purchase   $135,000     $30,792    $104,208
                                                ========     =======    ========

      Aggregate amortization expense was $22,583 and $23,375 in 2006 and 2005, respectively.

      Estimated amortization expense for each of the five years succeeding 2006 is as follows:

            2007                                          $20,375
            2008                                           17,375
            2009                                           14,375
            2010                                           11,375
            2011                                            8,375
            Thereafter                                      9,750
                                                          -------
                                                          $81,625
                                                          =======

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

      Reconciliation of the numerators and the denominators of the basic and diluted per share computations for net income are as follows:

                                            Income         Shares      Per-Share
                                         (Numerator)   (Denominator)     Amount
                                         -----------   -------------   ---------
      Year ended December 31, 2006
        Basic EPS
          Net income                       $74,610       1,230,808       $0.06
          Effect of dilutive securities
           options                                          37,375
                                           -------       ---------
        Diluted EPS
          Net income                       $74,610       1,268,183       $0.06
                                           =======       =========

      STOCK-BASED COMPENSATION:

      At December 31, 2006, the Company has two stock-based incentive plans which are described more fully in Note 12. Beginning in 2006, the Company accounts for the plans under the recognition and measurement principles of SFAS 123 (revised 2004), "Share-Based Payment." During the year ended December 31, 2006, $21,516 in stock-based employee compensation was recognized. Prior to 2006, the Company measured compensation cost for these plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under APB No. 25 no compensation cost was recognized for them in 2005. The compensation cost that has been charged against income for the granting of stock awards under the Monadnock Community Bancorp, Inc. 2005 Recognition and Retention Plan was $15,546 and $1,016 for the years ended December 31, 2006 and 2005, respectively. The following table illustrates the effect on net income and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123 (revised 2004), "Share-Based Payment," to stock-based employee compensation for the year ended December 31, 2005.

                                                  Year Ended December 31,
                                                            2005
                                                  -----------------------

      Net (loss) income, as reported                     $(30,303)
      Deduct: Total stock-based employee
       compensation expense determined under
       fair value based method for all awards,
       net of related tax effects                          (1,280)
                                                         --------
      Pro forma net (loss) income                        $(31,583)
                                                         ========

      (Loss) earnings per share:
      Basic - as reported                                $  (0.03)
      Basic - pro forma                                  $  (0.03)

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

      RECENT ACCOUNTING PRONOUNCEMENTS:

      In February 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 155, "Accounting for Certain Hybrid Instruments" (SFAS No. 155), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS 133. The statement also subjects beneficial interests issued by securitization vehicles to the requirements of SFAS No. 133. The statement is effective as of January 1, 2007. The adoption of SFAS No. 155 is not expected to have a material impact on the Company's financial condition and results of operations.

      In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets- an amendment of FASB Statement No. 140"(SFAS 156). SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in specific situations. Additionally, the servicing asset or servicing liability shall be initially measured at fair value; however, an entity may elect the "amortization method" or "fair value method" for subsequent balance sheet reporting periods. SFAS 156 is effective as of an entity's first fiscal year beginning after September 15, 2006. Early adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The Company does not expect the adoption of this statement to have a material impact on its financial condition, results of operations or cash flows.

      In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP) and enhances disclosures about fair value measurements. SFAS No. 157 retains the exchange price notion and clarifies that the exchange price is the price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. SFAS No. 157 is effective for the Company's consolidated financial statements for the year beginning January 1, 2008, with earlier adoption permitted. The Company does not expect the adoption of this Statement to have a material impact on its financial condition and results of operations.

NOTE 3 - INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES
-----------------------------------------------------

Debt securities have been classified in the consolidated balance sheets according to management's intent. The amortized cost of securities and their approximate fair values are as follows:

                                           Amortized        Gross         Gross
                                              Cost       Unrealized    Unrealized        Fair
                                             Basis          Gains        Losses         Value
                                          -----------    ----------    ----------    -----------

December 31, 2006:
U.S. Government agency obligations        $ 3,000,000      $           $ (30,937)    $ 2,969,063
Mortgage-backed securities:
  FNMA                                     11,669,332       26,057       (35,573)     11,659,816
  FHLMC                                     3,921,455        7,168       (58,732)      3,869,891
  GNMA                                     19,927,974       23,964      (130,862)     19,821,076
                                          -----------      -------     ---------     -----------
    Total mortgage-backed securities       35,518,761       57,189      (225,167)     35,350,783
                                          -----------      -------     ---------     -----------
    Total investments in available-for
     sale securities                      $38,518,761      $57,189     $(256,104)    $38,319,846
                                          ===========      =======     =========     ===========

December 31, 2005:
U.S. Government agency obligations        $ 3,000,000      $           $ (38,400)    $ 2,961,600
Mortgage-backed securities:
  FHLMC                                     4,660,348                    (59,888)      4,600,460
  GNMA                                     20,114,486        4,785      (160,930)     19,958,341
                                          -----------      -------     ---------     -----------
    Total mortgage-backed securities       24,774,834        4,785      (220,818)     24,558,801
                                          -----------      -------     ---------     -----------
    Total investments in available-for
     sale securities                      $27,774,834      $ 4,785     $(259,218)    $27,520,401
                                          ===========      =======     =========     ===========

There were no securities of issuers whose aggregate carrying amount exceeded 10% of stockholders' equity as of December 31, 2006.

As of December 31, 2006 and 2005, securities with carrying amounts totaling $8,371,018 and $12,691,845, respectively, were pledged to secure Federal Home Loan Bank advances.

The fair value of available-for-sale securities by contractual maturity at December 31, 2006 follows:

                                                         Fair
                                                        Value
                                                     -----------

      1 year or less                                 $   995,313
      Over 1 year through 5 years                      1,973,750
      Mortgage-backed securities                      35,350,783
                                                     -----------
                                                     $38,319,846

There were no sales of available-for-sales securities during the year ended December 31, 2006. Proceeds from sales of available-for-sale securities were $5,670,110 during the year ended December 31, 2005. Gross realized gains and gross realized losses on those sales were $37,701 and $34,670, respectively. The tax provision applicable to these net gains amounted to $1,201 during 2005.

The aggregate fair value and unrealized losses of securities that have been in a continuous unrealized-loss position for less than twelve months and for twelve months or more, and are not other than temporarily impaired, are as follows as of December 31, 2006:

                                              Less than 12 Months         12 Months or Longer                 Total
                                           ------------------------    -------------------------    -------------------------
                                              Fair       Unrealized       Fair        Unrealized       Fair        Unrealized
                                              Value        Losses         Value         Losses         Value         Losses
                                           ----------    ----------    -----------    ----------    -----------    ----------

U.S. Government agency obligations         $               $           $ 2,969,063     $ 30,937     $ 2,969,063     $ 30,937
Mortgage-backed securities:
  FNMA                                      5,840,092       35,573                                    5,840,092       35,573
  FHLMC                                                                  2,517,228       58,732       2,517,228       58,732
  GNMA                                      3,290,670        8,393      11,677,948      122,469      14,968,618      130,862
                                           ----------      -------     -----------     --------     -----------     --------
  Total mortgage-backed securities          9,130,762       43,966      14,195,176      181,201      23,325,938      225,167
                                           ----------      -------     -----------     --------     -----------     --------
  Total temporarily impaired securities    $9,130,762      $43,966     $17,164,239     $212,138     $26,295,001     $256,104
                                           ==========      =======     ===========     ========     ===========     ========

The investments in the Company's investment portfolio that are temporarily impaired as of December 31, 2006 consist of debt securities issued by U.S. government corporations and agencies with strong credit ratings. The unrealized losses in the above table are attributable to changes in market interest rates. Company management does not intend to sell these securities in the near term future, and due to the securities relative short duration, anticipates that the unrealized losses that currently exist will be dramatically reduced going forward. As Company management has the ability to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.

NOTE 4 - LOANS
--------------

Loans consisted of the following as of December 31:

                                                       2006            2005
                                                   -----------     -----------

One-to-four family residential                     $27,413,968     $23,597,196
Home equity                                          5,825,299       5,794,179
Commercial real estate                               9,251,740       8,130,277
Multifamily                                          1,224,684         896,967
Construction and land development loans              1,108,258         479,786
Commercial loans                                     7,010,047       4,339,644
Consumer loans                                       1,910,504       1,347,091
                                                   -----------     -----------
                                                    53,744,500      44,585,140
Allowance for loan losses                             (334,917)       (311,250)
Deferred costs, net                                    299,734         207,448
                                                   -----------     -----------
      Net loans                                    $53,709,317     $44,481,338
                                                   ===========     ===========

Certain directors and executive officers of the Company and companies in which they have a significant ownership interest were customers of the Bank during 2006. The aggregate amount of loans granted to directors, executive officers and their companies was $509,860 and $516,086 at December 31, 2006 and 2005, respectively. During 2006, $30,104 of new loans were granted and principal repayments totaled $36,330.

Changes in the allowance for loan losses were as follows for the years ended December 31:

                                                        2006         2005
                                                      --------     --------

Balance at beginning of period                        $311,250     $324,502
Recoveries of loans previously charged off               2,263        5,317
Provision (benefit) for loan losses                     36,957      (15,645)
Charge offs                                            (15,553)      (2,924)
                                                      --------     --------
Balance at end of period                              $334,917     $311,250
                                                      ========     ========

The following table sets forth information regarding nonaccrual loans and accruing loans 90 days or more overdue as of December 31:

                                                         2006        2005
                                                       -------     --------

Total nonaccrual loans                                 $60,434     $350,022
                                                       =======     ========

Accruing loans which are 90 days or more overdue       $     0     $      0
                                                       =======     ========

Information about loans that meet the definition of an impaired loan in SFAS No. 114 is as follows as of December 31:

                                                                              2006                         2005
                                                                   -------------------------    -------------------------
                                                                   Recorded       Related       Recorded       Related
                                                                   Investment     Allowance     Investment     Allowance
                                                                   In Impaired    For Credit    In Impaired    For Credit
                                                                   Loans          Losses        Loans          Losses
                                                                   -----------    ----------    -----------    ----------

Loans for which there is a related allowance for credit losses       $60,434        $9,065        $350,022       $13,126

Loans for which there is no related allowance for credit losses            0                             0
                                                                     -------        ------        --------       -------

      Totals                                                         $60,434        $9,065        $350,022       $13,126
                                                                     =======        ======        ========       =======

Average recorded investment in impaired loans during the
 year ended December 31                                              $76,753                      $284,351
                                                                     =======                      ========

Related amount of interest income recognized during the time, in the year ended December 31, that the loans were impaired

      Total recognized                                               $     0                      $      0
                                                                     =======                      ========
      Amount recognized using a cash-basis method of accounting
                                                                     $     0                      $      0
                                                                     =======                      ========

Loan servicing rights of $13,442 were capitalized in 2005 and amortization of servicing rights was $4,012 in 2006 and $10,902 in 2005. The balance of capitalized loan servicing rights included in other assets as of December 31, 2006 and 2005 was $7,942 and $11,954, respectively. The fair value of these rights approximated their carrying amount.

NOTE 5 - PREMISES AND EQUIPMENT
-------------------------------

The following is a summary of premises and equipment as of December 31:

                                                          2006          2005
                                                       ----------    ----------

Land                                                   $  215,800    $  215,800
Buildings                                                 298,318       289,330
Leasehold improvements                                    150,177       143,754
Furniture and equipment                                   578,234       538,231
                                                       ----------    ----------
                                                        1,242,529     1,187,115
Accumulated depreciation and amortization                (455,714)     (376,161)
                                                       ----------    ----------
                                                       $  786,815    $  810,954
                                                       ==========    ==========

NOTE 6 - DEPOSITS
-----------------

Deposits consisted of the following as of December 31:

                                                         2006           2005
                                                     -----------    -----------

Demand accounts                                      $ 5,261,639    $ 5,268,981
                                                     -----------    -----------
  Non-interest bearing deposits                        5,261,639      5,268,981
                                                     -----------    -----------

NOW accounts                                           3,447,510      3,193,844
Savings accounts                                       2,271,000      2,779,991
Money market deposit accounts                          9,625,590     11,134,752
Time certificates                                     40,756,170     30,860,348
                                                     -----------    -----------
      Interest-bearing deposits                       56,100,270     47,968,935
                                                     -----------    -----------
      Total deposits                                 $61,361,909    $53,237,916
                                                     ===========    ===========

The aggregate amount of time deposit accounts in denominations of $100,000 or more as of December 31, 2006 and 2005 was $11,403,336 and $8,605,053,
respectively.

For time deposits as of December 31, 2006, the scheduled maturities for each of the following five years ended December 31, and thereafter, are:

            2007                                     $34,935,597
            2008                                       2,584,792
            2009                                       1,123,429
            2010                                         781,617
            2011                                         669,239
            Thereafter                                   661,496
                                                     -----------
                                                     $40,756,170
                                                     ===========

Deposits from related parties held by the Company as of December 31, 2006 and 2005 amounted to $220,700 and $165,589, respectively.

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES
----------------------------------------

Advances consist of funds borrowed from the Federal Home Loan Bank of Boston
(FHLB).

Maturities of advances from the FHLB for the years ending after December 31, 2006 and December 31, 2005 are summarized as follows:

      Year of Maturity        2006       Year of Maturity        2005
      ----------------    -----------    ----------------    -----------

         2007             $ 3,692,000       2006             $ 6,003,663
         2008                 424,515       2007               1,692,000
         2009               3,939,600       2008                 424,515
         2010               4,186,150       2009               4,939,600
         2011               2,610,411       2010               1,294,874
         Thereafter        10,112,443       Thereafter         3,127,298
                          -----------                        -----------
                          $24,965,119                        $17,481,950
                          ===========                        ===========

Borrowings from the FHLB are secured by a blanket lien on qualified collateral, consisting primarily of loans with first mortgages secured by one to four family properties, certain unencumbered investment securities and other qualified assets.

At December 31, 2006, the interest rates on FHLB advances ranged from 2.68% to 5.38% and at December 31, 2005, the interest rates on FHLB advances ranged from 1.81% to 4.77%. At December 31, 2006 and 2005, the weighted average interest rates on FHLB advances were 4.24% and 3.26%, respectively.

As of December 31, 2006, the Bank had $4.0 million in putable advances (Knock-out Advances) from the FHLB. The FHLB will require that these borrowings become due immediately upon their Strike Date, as defined in the contract, if the three month LIBOR rate equals or exceeds the Strike Rate. As of December 31, 2006, the three month LIBOR was at 5.36%.

Knock-out Advances outstanding as of December 31, 2006 are as follows:

Next Strike Date       Amount      Current Rate    Strike Rate    Maturity Date
----------------     ----------    ------------    -----------    -------------

January 2, 2007      $2,000,000        2.77%          6.50%       April 1, 2009
January 2, 2007       1,000,000        3.99           6.50        July 2, 2014
February 26, 2007     1,000,000        3.58           6.50        May 26, 2009

During 2006, the Bank borrowed $6.0 million in callable advances from the FHLB. These advances are callable at the discretion of the FHLB on the call date noted and are callable continuously on a quarterly basis thereafter. Callable advances outstanding as of December 31, 2006 are as follows:

Next Call Date         Amount      Current Rate    Maturity Date
-----------------    ----------    ------------    -----------------

June 1, 2007         $2,000,000        3.99%       December 1, 2016
November 26, 2007     3,000,000        4.19        November 25, 2016
December 12, 2007     1,000,000        3.99        December 12, 2016

NOTE 8 - INCOME TAX EXPENSE (BENEFIT)
-------------------------------------

The components of income tax expense (benefit) are as follows for the years ended December 31:

                                                2006          2005
                                              -------       --------
Current:
  Federal                                     $(9,634)      $   (632)
  State                                           472            456
                                              -------       --------
                                              $(9,162)      $   (176)
                                              -------       --------
Deferred:
  Federal                                      47,232        (15,602)
  State                                        13,036         (4,087)
  Change in the valuation allowance                           (6,977)
                                              -------       --------
                                               60,268        (26,666)
                                              -------       --------
      Total income tax expense (benefit)      $51,106       $(26,842)
                                              =======       ========

   The reasons for the differences between the tax at the statutory federal income tax rate and the effective tax rates are summarized as follows for the years ended December 31:

                                                                      2006       2005
                                                                     ------     ------
                                                                      % of       % of
                                                                     Income     Income
                                                                     ------     ------

Federal income tax at statutory rate                                  34.0%     (34.0)%
Increase (decrease) in tax resulting from:
  Unallowable expenses and other items                                (0.4)       3.4
State tax expense (benefit), net of federal tax (benefit) expense      7.1       (4.2)
Change in valuation allowance                                           --      (12.2)
                                                                     -----      -----
  Effective tax rates                                                 40.7%     (47.0)%
                                                                     =====      =====

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:

                                                           2006          2005
                                                        ---------     ---------
Deferred tax assets:
  Allowance for loan losses                             $ 116,924     $ 102,286
  Other temporary differences                                 478           477
  Operating loss carryover                                121,905       119,565
  Depreciation                                              5,314         2,540
  Core deposit intangible                                  13,121         7,741
  Stock option - nonqualified                               2,461
  Net unrealized holding loss on
   available-for-sale securities                           78,790       100,781
                                                        ---------     ---------
      Gross deferred tax assets                           338,993       333,390
                                                        ---------     ---------
Deferred tax liabilities:
  Loan origination costs net of fees                     (127,125)      (94,301)
  Accrual to cash adjustment                             (143,273)      (89,096)
  Goodwill                                                 (9,952)       (6,196)
  Loan income                                              (6,548)       (9,443)
                                                        ---------     ---------
      Gross deferred tax liabilities                     (286,898)     (199,036)
                                                        ---------     ---------
Net deferred tax asset                                  $  52,095     $ 134,354
                                                        =========     =========

As of December 31, 2006, for federal income tax purposes, the Company has operating loss carryovers of approximately $297,000 which will expire in the years 2024 through 2026.

As of December 31, 2006, for state income tax purposes, the Company has operating loss carryovers of approximately $373,000 which will expire in the years 2007 through 2016.

NOTE 9 - EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)
---------------------------------------------

All Bank employees meeting certain age and service requirements are eligible to participate in the ESOP. On June 28, 2004, the Company's ESOP purchased 23,169 shares of common stock for $135,304. Acquisitions of unearned ESOP shares by Monadnock Community Bank ESOP Trust were funded internally through a borrowing from Monadnock Community Bancorp, Inc., which is repayable annually with interest at a fixed rate of 4% for ten years. Shares are committed for release upon the repayment of the borrowing and are allocated to participants based on compensation. Participant's benefits become fully vested after six years of service. Principal and interest payments are $16,682 per year. Company contributions are the primary source of funds for the ESOP's repayment of the loan. Compensation expense related to the ESOP amounted to $18,688 and $16,743 for the years ended December 31, 2006 and 2005, respectively.

Early in the third quarter of 2006, in accordance with a Plan of Conversion and Reorganization, the employee stock ownership plan completed its purchase of 42,460 shares of common stock for $331,531, or $7.81 per share. All employee stock ownership plan shares, comprising 6% of the total shares sold in the offering, were purchased in the open market through its newly designated trustee. In anticipation of the ESOP purchases, a new note was written to allow for borrowings totaling approximately $454,000. The actual borrowings under this note agreement totaled $435,171, of which borrowing has a fifteen year term and a floating rate of interest tied to the Prime rate at the beginning of each January 1st of each year. Principal and interest payments are expected to total approximately $53,000 per year.

The total shares that were allocated and are held by the ESOP at December 31, 2006 and 2005 are 5,917 and 3,550 shares, respectively. Unallocated shares are 59,712 and 19,619 at December 31, 2006 and 2005, respectively. The fair value of all ESOP shares was approximately $450,000 and $161,000 at December 31, 2006 and 2005, respectively.

NOTE 10 - STOCK COMPENSATION PLANS
----------------------------------

At the May 12, 2005, Annual Meeting of Stockholders, the Monadnock Community Bancorp, Inc. 2005 Stock Option Plan and the Monadnock Community Bancorp, Inc. 2005 Recognition and Retention Plan were approved by stockholders. Under the Company's 2005 Stock Option Plan, the Company may grant options to its directors, officers and employees for up to 63,072 shares of common stock. Both incentive stock options and non-statutory stock options may be granted under this plan. The exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is ten years. All options currently outstanding vest at 10% per year for the first eight (8) years and 20% in year nine (9) and upon a change in control, as defined in the plan, become exercisable for one year following cessation of employment.

A summary of the status of the Company's stock options for the year ended December 31, 2006 and 2005 is presented below:

                                        2006                     2005
                                        ----                     ----
                                           Weighted                 Weighted
                              Number of    Average     Number of    Average
                               Options   Option Price   Options   Option Price
                              ---------  ------------  ---------  ------------

Options at beginning of year   58,756        $6.12          --        $  --
Granted                         2,602         7.23      58,756         6.12
Canceled                       (2,737)        6.12
                               ------        -----      ------        -----
Options at end of year         58,621        $6.17      58,756        $6.12
                               ======        =====      ======        =====

The following table summarizes information about fixed stock options outstanding as of December 31, 2006:

                 Options Outstanding                             Options Exercisable
-----------------------------------------------------    ----------------------------------
                       Number        Weighted-Average        Number
                     Outstanding         Remaining         Exercisable     Weighted-Average
Exercise Prices    as of 12/31/06    Contractual Life    as of 12/31/06     Exercise Price
---------------    --------------    ----------------------------------    ----------------

     $6.12             56,019            8.9 years            5,600              $6.12
      7.23              2,602            9.5 years
     -----             ------            ---                  -----              -----
     $6.17             58,621            8.9 years            5,600              $6.12
                       ======                                 =====

There were no options available for exercise as of December 31, 2005.

The weighted average fair value of the options granted in 2006 and 2005 using the Black-Scholes option pricing model was $4.30 per option share and $4.99 per option share, respectively. The Company recorded compensation cost of $21,516 in 2006 related to stock options. As of December 31, 2006, there was approximately $263,000 of unrecognized compensation cost related to nonvested stock options. The cost is expected to be recognized over a weighted-average period of 8.9 years.

Assumptions used to determine the weighted average fair value of options granted:

                                     Year Ended             Year Ended
                                 December 31, 2006      December 31, 2005
                                 -----------------      -----------------

      Dividend yield                     N/A                    N/A
      Expected life in years          10 years               10 years
      Expected volatility                39%                    41%
      Risk-free interest rate          5.08%                  4.47%

Under the Company's 2005 Recognition and Retention Plan, the Company may grant stock awards to its directors, officers and employees for up to 25,228 shares of common stock. Shares are contingently awarded to recipients subject to restrictions based on the general rules of the plan. The Company applies SFAS No. 123(R), "Share-Based Payment," in accounting for stock awards. The stock allocations, based on the market price at the date of grant, are recorded as unearned compensation. Unearned compensation is amortized over the vesting period to be benefited. All stock awards currently outstanding vest at 10% per year for the first eight (8) years and 20% in year nine (9) and become fully vested upon a change in control, as defined in the plan.

Stock awards for 25,197 shares, having a fair value of $6.13 per share, were granted during 2005. The Company recorded compensation cost of $15,456 and $1,016 in 2006 and 2005, respectively. As of December 31, 2006, there was approximately $139,000 of unrecognized cost related to stock awards. The cost is expected to be recognized over a weighted-average period of 8.9 years.

NOTE 11 - REGULATORY MATTERS
----------------------------

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), of core capital (as defined) to adjusted total assets (as defined) and of Tangible capital (as defined) to tangible assets (as defined). Management believes, as of December 31, 2006 and 2005, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2006, the most recent notification from the Office of Thrift Supervision categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and core capital leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

                                                                                                 To Be Well-
                                                                                              Capitalized Under
                                                                       For Capital            Prompt Corrective
                                                   Actual           Adequacy Purposes         Action Provisions
                                              ----------------    ---------------------    ----------------------
                                              Amount    Ratio     Amount       Ratio       Amount        Ratio
                                              ------    -----     ------    -----------    ------    ------------
                                                                      (Dollar amounts in thousands)
December 31, 2006:
  Total Capital (to Risk Weighted Assets)     $8,671    18.89%    $3,672    > or = 8.0%    $4,590    > or = 10.0%
  Core Capital (to Adjusted Total Assets)      8,338     8.67      3,846    > or = 4.0      4,807    > or =  5.0
  Tangible Capital (to Tangible Assets)        8,338     8.67      1,442    > or = 1.5        N/A            N/A
  Tier 1 Capital (to Risk Weighted Assets)     8,338    18.16        N/A           N/A      2,754    > or =  6.0

December 31, 2005:
  Total Capital (to Risk Weighted Assets)      4,919    13.75      2,861    > or = 8.0      3,577    > or = 10.0
  Core Capital (to Adjusted Total Assets)      4,611     6.08      3,032    > or = 4.0      3,790    > or =  5.0
  Tangible Capital (to Tangible Assets)        4,611     6.08      1,137    > or = 1.5        N/A            N/A
  Tier 1 Capital (to Risk Weighted Assets)     4,611    12.89        N/A           N/A      2,146    > or =  6.0

On December 9, 2005, the Company announced a Stock Repurchase Program ("Program"), whereby the Company's Board of Directors authorized the repurchase of up to 4.4% or 25,206 shares of the Company's outstanding common shares. The purpose of the repurchase was to fund the Monadnock Community Bancorp, Inc. 2005 Recognition and Retention Plan approved by stockholders at the 2005 annual meeting of stockholders. As of December 31, 2005, the Company had repurchased 18,357 shares of common stock and had issued the remaining 6,849 shares of common stock from its authorized and unissued shares to fund the plan.

NOTE 12 - COMMITMENTS AND CONTINGENT LIABILITIES
------------------------------------------------

As of December 31, 2006, the Company is obligated under an operating lease for the Company's main office expiring July 31, 2008. The Company has the option to extend the lease for two additional five year periods. The total minimum rental due in future periods under this existing agreement is as follows as of December 31, 2006:

                  2007                47,444
                  2008                27,676
                                     -------
                        Total        $75,120
                                     =======

The total rental expense amounted to $47,789 for 2006 and $48,522 for 2005.

NOTE 13 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK
---------------------------------------------------------

Most of the Bank's business activity is with customers located within the state of New Hampshire. The majority of the Bank's loan portfolio is comprised of loans collateralized by real estate located in the state of New Hampshire.

NOTE 14 - FINANCIAL INSTRUMENTS
-------------------------------

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

The estimated fair values of the Company's financial instruments, all of which are held or issued for purposes other than trading, are as follows as of December 31:

                                                            2006                           2005
                                                 --------------------------     --------------------------
                                                   Carrying        Fair           Carrying        Fair
                                                    Amount         Value           Amount         Value
                                                 -----------    -----------     -----------    -----------

Financial assets:
  Cash and cash equivalents                      $ 1,098,189    $ 1,098,189     $   855,026    $   855,026
  Interest bearing time deposit in other bank        100,000        100,000         100,000        100,000
  Available-for-sale securities                   38,319,846     38,319,846      27,520,401     27,520,401
  Federal Home Loan Bank stock                     1,328,300      1,328,300       1,220,400      1,220,400
  Loans, net                                      53,709,317     53,064,000      44,481,338     44,020,000
  Accrued interest receivable                        427,679        427,679         319,038        319,038

Financial liabilities:
  Deposits                                        61,361,909     61,406,000      53,237,916     53,155,000
  FHLB advances                                   24,965,119     24,755,000      17,481,950     17,247,000

The carrying amounts of financial instruments shown in the above table are included in the consolidated balance sheets under the indicated captions. Accounting policies related to financial instruments are described in Note 2.

The notional amounts of financial instrument liabilities with off-balance sheet credit risk are as follows as of December 31:

                                                    2006           2005
                                                 ----------     ----------
      Commitments to originate loans             $  551,465     $1,615,337
      Unadvanced portions of loans:
        Commercial lines of credit                1,227,870      1,344,226
        Consumer lines of credit                  5,057,633      3,899,333
        Construction loans                          137,292        565,711
                                                 ----------     ----------
                                                 $6,974,260     $7,424,607
                                                 ==========     ==========

There is no material difference between the notional amounts and the estimated fair values of the off-balance sheet liabilities.

NOTE 15 - RECLASSIFICATION
--------------------------

Certain amounts in the prior year have been reclassified to be consistent with the current year's statement presentation.

NOTE 16 - SECOND STEP OFFERING
------------------------------

On June 28, 2006, in accordance with a Plan of Conversion and Reorganization, the Bank became the wholly-owned subsidiary of Monadnock Bancorp, Inc. (the "Company"), a Maryland chartered stock holding company. Monadnock Mutual Holding Company sold its ownership interest in Monadnock Community Bancorp, Inc. to the public in a "second step" offering and ceased to exist. As part of the conversion, existing public stockholders of Monadnock Community Bancorp, Inc. received 1.3699 shares of Company common stock in exchange for each of their existing shares of Monadnock Community Bancorp, Inc. common stock. All per share amounts, references to common stock, shareholders' equity amounts, ESOP plan, stock option plan and recognition and retention plan data have been restated as if the conversion had occurred as of the earliest period presented.

STOCKHOLDER INFORMATION


EXECUTIVE OFFICES                                   FORM 10-KSB
One Jaffrey Road                                    A copy of Monadnock Bancorp, Inc. annual report on
Peterborough, New Hampshire 03458                   Form 10-KSB has been filed with the Securities and Exchange
                                                    Commission and may be obtained without charge by written request to:
REGISTRAR AND TRANSFER AGENT
Registrar and Transfer Company                      Karl F. Betz
10 Commerce Drive                                   Senior Vice President & Chief Financial Officer
Cranford, New Jersey 07016                          Monadnock Bancorp, Inc.
                                                    One Jaffrey Road
INDEPENDENT CERTIFIED PUBLIC                        Peterborough, New Hampshire 03458
ACCOUNTANTS
Shatswell, MacLeod & Company, P.C.                  ANNUAL MEETING
83 Pine Street                                      The annual meeting of Monadnock Bancorp, Inc. will be held at
West Peabody, Massachusetts 01960                   10:30 a.m., May 10, 2007 at:
                                                    RiverMead Auditorium
COMMON STOCK LISTING                                150 Rivermead Road
Monadnock Bancorp, Inc. stock                       Peterborough, New Hampshire 03458
is listed on the over-the-counter bulletin board
under the symbol "MNKB"                             STOCKHOLDER RELATIONS
                                                    Stockholders are encouraged to contact the Investor Relations Officer with
SECURITIES COUNSEL                                  any questions or comments about their investment.
Luse Gorman Pomerenk & Schick, P.C.                 Direct inquiries to:
5335 Wisconsin Avenue, NW, Suite 400                Karl F. Betz
Washington, DC 20015                                Senior Vice President & Chief Financial Officer
                                                    One Jaffrey Road
                                                    Peterbough, New Hampshire 03458
                                                    (800) 924-9654

                                                    MONADNOCK BANCORP, INC.

               EXECUTIVE OFFICERS                          OFFICERS *                     DIRECTORS

William M. Pierce, Jr.                              Wayne R. Gordon              Kenneth A. Christian
President & Chief Executive Officer                 Vice President               Chairman

Karl F. Betz                                        Peter K. Hazel               Samuel Hackler
Senior Vice President & Chief Financial Officer     Vice President               Vice-Chairman

William C. Gilson *                                 R. Steven Venning            Thomas LaFortune
Senior Vice President & Senior Lending Officer      Assistant Vice President     Secretary

Donald R. Blanchette *                              Donna G. Loucks              Kenneth R. Simonetta
Senior Vice President                               Assistant Treasurer          Assistant Secretary

                                                    Lysa Wilder                  Nancy L. Carlson
                                                    Branch Officer
                                                                                 Jack Goldstein

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