Form 10KSB, Exhibit 13
period 2007-12-31
MONADNOCK BANCORP INC
filed 2008-03-24
CIK 1283899

                                  EXHIBIT 13

                            MONADNOCK BANCORP, INC.

                              ANNUAL REPORT 2007

                                TABLE OF CONTENTS

                                                                           Page

Message to Our Stockholders                                                   1
Selected Consolidated Financial and Other Data                                2
Selected Financial Ratios and Other Data                                      3
Management's Discussion and Analysis of Financial Condition and
 Results of Operations                                                        4
Independent Auditor's Report                                                 18
Consolidated Balance Sheets                                                  19
Consolidated Statements of Income                                            20
Consolidated Statements of Changes in Stockholders' Equity             21 to 22
Consolidated Statements of Cash Flows                                  23 to 24
Notes to Consolidated Financial Statements                                   25

                    [Letterhead of Monadnock Bancorp, Inc.]

Dear Stockholder:

Our franchise continues to improve as total assets grew $9.0 million, or 9.4%, to $105.2 million at December 31, 2007 compared to $96.2 million at December 31, 2006. Although the interest rate environment continues to be challenging, we were able to record net income of $83,000 for the year compared with a net income of $75,000 for 2006. Our book value per share and tangible book value per share were $7.69 and $7.53, respectively, at December 31, 2007.

In the lending area, we continue to be a diversified lender with a wide array of product offerings that suit the needs of small business owners and commercial customers as well as retail customers. Our net loan portfolio increased $10.3 million, or 19.2%, from $53.7 million at the end of 2006 to $64.0 million at the end of 2007. Despite the continued loan growth, we are committed to maintaining a strong asset quality position.

Our deposits increased $3.4 million, or 5.5%, from $61.4 million at the end of 2006 to $64.8 million at the end of 2007. The introduction of a new product, Rewards Checking, in the fourth quarter of 2007 has been successful in capturing new checking accounts.

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


Very truly yours,
Monadnock Bancorp, Inc.

/s/ William M. Pierce, Jr.

William M. Pierce, Jr.
President and Chief Executive Officer

        One Jaffrey Road * P.O. Box 888 * Peterborough, New Hampshire 03458
--------------------------------------------------------------------------------
            NH FAX: 603-924-9379 * TEL: 603-924-9654 * 888-924-1250
                             www.monadnockbank.com

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
                                       OF
                     MONADNOCK BANCORP, INC. AND SUBSIDIARY

      The summary information presented below under "Selected Financial Condition Data" and "Selected Operating Data" at and for the years ended December 31, 2007, 2006 and 2005 is derived from our audited consolidated financial statements. On June 28, 2006, Monadnock Bancorp, Inc. succeeded Monadnock Community Bancorp, Inc. as the holding company of Monadnock Community Bank. The following information is only a summary and should be read in conjunction with our consolidated financial statements and notes beginning on page 19.

                                                         At December 31,
                                                 ------------------------------
                                                   2007        2006       2005
                                                 --------    -------    -------
                                                         (In Thousands)
          Selected Financial Condition Data:
          ---------------------------------
          Total assets                           $105,176    $96,185    $75,801
          Cash and cash equivalents                 1,181      1,098        855
          Loans, net                               64,031     53,709     44,481
          Securities available-for-sale            36,596     38,320     27,520
          Other investments (interest-bearing
           time deposit)                              100        100        100
          FHLB stock                                1,608      1,328      1,220
          Deposits                                 64,818     61,362     53,238
          Total borrowings                         30,538     24,965     17,482
          Total stockholders' equity                9,437      9,676      4,954

                                                      Year Ended December 31,
                                                   ----------------------------
                                                    2007       2006       2005
                                                   ------     ------     ------
                                                          (In Thousands)
          Selected Operating Data:
          -----------------------
          Total interest and dividend income       $6,030     $4,626     $3,479
          Total interest expense                    3,449      2,464      1,700
                                                   ------     ------     ------
            Net interest and dividend income        2,581      2,162      1,779
          Provision (benefit) for loan losses         112         37        (16)
                                                   ------     ------     ------
          Net interest and dividend income after
           provision (benefit) for loan losses      2,469      2,125      1,795
          Customer service charges                    199        201        137
          Other non-interest income                   154         73        120
                                                   ------     ------     ------
          Total non-interest income                   353        274        257

          Total non-interest expense                2,666      2,273      2,109

          Income (loss) before income taxes           156        126        (57)

          Income tax provision (benefit)               73         51        (27)
                                                   ------     ------     ------

          Net income (loss)                        $   83     $   75     $  (30)
                                                   ======     ======     ======

Selected Financial Ratios and Other Data:
----------------------------------------

                                                     At or For the Year Ended
                                                           December 31,
                                                    --------------------------
                                                     2007      2006      2005
                                                    ------    ------    ------

Performance Ratios:
Return on assets (ratio of net income to
 average total assets)                                0.08%     0.09%    (0.04)%
Return on equity (ratio of net income to
 average equity)                                      0.87%     1.02%    (0.59)%

Ratio of non-interest expense to
 average total assets                                 2.66%     2.74%     2.78%
Efficiency ratio(1)                                  94.47%    93.32%   103.57%
Ratio of average interest-earning assets to
 average interest-bearing liabilities               115.87%   115.67%   112.17%
Average interest rate spread (2)                      2.07%     2.19%     2.12%
Net interest margin(3)                                2.63%     2.67%     2.41%

Asset Quality Ratios:
Non-performing assets to total assets                 0.26%     0.06%     0.46%
Allowance for loan losses to
 non-performing loans(4)                            144.44%   558.33%    88.86%
Allowance for loan losses to total loans(4)           0.61%     0.62%     0.70%
Net charge-offs (recoveries) to
 average outstanding loans(4)                         0.10%     0.03%    (0.01)%
Non-performing loans to total loans(4)                0.42%     0.11%     0.79%

Capital Ratios:
Equity to total assets at end of period               8.97%    10.06%     6.54%
Average equity to average assets                      9.58%     8.82%     6.74%
Tier 1 leverage(5)                                    8.14%     8.67%     6.08%
Tier 1 risk-based(5)                                 15.30%    18.16%    12.89%
Total risk-based(5)                                  15.99%    18.89%    13.75%

Other Data:
Number of full-service offices                           2         2         2
Number of average full-time equivalent employees        24        24        22
Number of loans                                        935       823       705
Number of deposit accounts                           5,341     5,345     4,949

------------------
(1) Efficiency ratio represents non-interest expense as a percentage of net interest income plus non-interest income.
(2) Spread represents the difference between the weighted average yield on interest-earning assets and weighted average cost on interest-bearing liabilities.
(3)   Net interest income divided by average interest-earning assets.
(4) The allowance for loan losses at December 31, 2007, 2006 and 2005 was $390,000, $335,000 and $311,000, respectively.
(5)   Capital ratios are for Monadnock Community Bank only.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

      This discussion and analysis reflects our consolidated financial statements and other relevant statistical data. The information in this section has been derived from the audited consolidated financial statements, which appear beginning on page 19 of this annual report.

Forward-Looking Statements

      These financial statements and management discussion and analysis contains forward-looking statements, which are based on assumptions and describe future plans, strategies and expectations of Monadnock Bancorp, Inc. and its wholly owned subsidiary, Monadnock Community Bank (the "Bank"). These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar words. Our ability to predict results or the actual effect of future plans or strategies is uncertain. Factors which could have a material adverse effect on our operations include, but are not limited to, changes in interest rates, general economic conditions, economic conditions in the states of New Hampshire or Massachusetts, legislative and regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, fiscal policies of the New Hampshire or Massachusetts State Government, the quality or composition of our loan or investment portfolios, demand for loan products, competition for and the availability of loans that we purchase for our portfolio, deposit flows, competition, demand for financial services in our market areas and accounting principles and guidelines, acquisitions and the integration of acquired businesses, asset-liability management, the financial and securities markets and the availability of and costs associated with sources of liquidity.

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

      Our earnings are primarily dependent upon our net interest income, which is the difference between interest income on interest-earning assets, which principally consists of loans and investment securities, and interest expense on interest-bearing liabilities, which principally consists of deposits and borrowings. Our results of operations also are affected by the level of our provisions for loan losses, non-interest income and non-interest expenses. Non-interest income consists primarily of service charges on deposit accounts, point of sale income from debit and credit card transactions, ATM fees and any gain on sale of loans and investments. Non-interest expense consists primarily of salaries and employee benefits, occupancy, equipment, data processing and ATM expense. Our results of operations may also be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies, Federal Home Loan Bank ("FHLB") dividend policies and actions of regulatory authorities.

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

      Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that management believes will cover known and inherent losses in the loan portfolio, based on evaluations of the collectibility of loans. The evaluations take into consideration such factors as changes in the types and amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, estimated losses relating to specifically identified loans, and current economic conditions. Our methodology for analyzing the allowance for loan losses consists of specific and general components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience and quantitative and qualitative factors unique to the Bank for consumer, residential and commercial loans. In addition, residential real estate loans have grown to become a larger component of our total loan portfolio, but have had less seasoning than the remainder of our loan portfolio.

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

      Investments. Investments and mortgage-backed securities that the Bank has both the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at cost. All mortgage-backed securities are currently available-for-sale and carried at fair value. Purchase premiums and discounts on mortgage-backed securities are amortized and accreted to interest income using the effective interest method, taking into consideration assumed prepayment patterns.

Management Strategy

      Our strategy is to operate as an independent financial institution dedicated to serving the needs of customers in our market area, which consists of western Hillsborough and eastern Cheshire counties in New Hampshire and northern Worcester county in Massachusetts. We intend to continue to increase our loan portfolio and to attract retail deposits, with the goal of expanding our deposit base. This growth may include the establishment of a new office, either by acquisition or by exploring opportunities in our market area although we currently have no arrangements or understandings regarding any specific transaction. On June 28, 2006, we completed our conversion to full stock ownership in order to raise additional capital to continue our growth.

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

      Increasing Loan Production. Our strategy of increasing net income includes increasing our loan production. Our business plan anticipates that we may emphasize originating commercial real estate, both permanent and construction, commercial business loans and one- to four-family residential real estate loans. Commercial real estate and commercial business loans provide higher returns and involve a greater degree of credit risk than one- to four-family residential mortgage loans. Because payments on commercial real estate and commercial business loans are often dependent on the successful operation or management of the properties or business, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. Our net loan portfolio increased from $53.7 million at December 31, 2006 to $64.0 million at December 31, 2007, or a 19.2% increase. We plan to continue to grow our loan portfolio with the net proceeds raised in the 2006 stock offering.

      Building Core Deposits. We offer checking accounts, NOW accounts and savings accounts, which generally are lower cost sources of funds than certificates of deposit and are less sensitive to withdrawal when interest rates fluctuate. In order to build our core deposit base, we intend to continue to offer a broad range of deposit products and to increase our core deposits through possible branch acquisitions, or the establishment of a new office although we currently have no arrangements or understandings regarding any specific transaction. In an effort to increase core deposits and become more competitive, the Bank implemented a high interest, Rewards Checking account in October 2007. At December 31, 2007, this product totaled $3.4 million. Our deposits increased $3.4 million, or 5.5%, to $64.8 million at December 31, 2007 from $61.4 million at December 31, 2006.

      Improving Non-Interest Income. Non-interest income consists primarily of fees, service charges and net gains from securities sales. We plan to target programs to increase non-interest income such as the overdraft checking program we instituted in December 2005.

      Maintaining Our Strong Asset Quality. Our asset quality is reflected in our ratio of non-performing assets to total assets, which was 0.26% and 0.06% at December 31, 2007 and December 31, 2006, respectively. We have introduced new loan products only when we were confident that our staff had the necessary expertise and sound underwriting and collection procedures were in place. In addition to these lending practices, we invest in high grade securities.

      Improving Our Efficiency Ratio. Our infrastructure and fixed operating costs can support a larger asset base. We believe the proceeds from our recently completed stock offering described above will allow us to continue to increase our asset base through greater loan production which should help improve our efficiency ratio (non-interest expense divided by net-interest income and non-interest income) by generating additional income. Our efficiency ratio was 94.47% for the year ended December 31, 2007 compared with 93.32% for the year ended December 31, 2006.

      All of these initiatives are designed to improve our profitability in future years.

Comparison of Financial Condition at December 31, 2007 and December 31, 2006.

      General. Our total assets increased by $9.0 million, or 9.4%, to $105.2 million at December 31, 2007 compared to $96.2 million at December 31, 2006. The increase primarily reflected growth in our net loan portfolio of $10.3 million. The increase in assets was funded by an increase in FHLB advances of $5.5 million and an increase in deposits of $3.4 million.

      Loans. Our net loan portfolio increased $10.3 million, or 19.2%, to $64.0 million at December 31, 2007 from $53.7 million at December 31, 2006. Loan growth during the year ended December 31, 2007 was primarily concentrated in commercial real estate lending and one- to four-family residential lending which grew $5.4 million and $4.1 million, respectively. Other significant loan increases for the year were in consumer loans which increased $697,000 and was primarily related to mobile home loans as well as an increase of $480,000 in multifamily loans, partially offset by a decrease of $475,000 in home equity loans. Our business plan anticipates that loan originations will primarily be concentrated in commercial real estate and commercial business loans in 2008.

      Investments. We classify our investments in debt securities as securities held-to-maturity, securities available-for-sale or trading securities. Securities held-to-maturity are carried at amortized cost, securities available-for-sale are carried at market value with unrealized gains and losses shown in accumulated other comprehensive income (loss) as a separate component of stockholders' equity, net of related tax effects, and trading securities are carried at market value with unrealized gains and losses reflected in earnings. We had no securities classified as held-to-maturity or trading securities during 2007 or 2006.

      Our investment portfolio decreased $1.7 million, or 4.4%, to $36.6 million at December 31, 2007 from $38.3 million at December 31, 2006. The decrease was primarily due to $12.7 million and $12.2 million in principal paydowns and proceeds from sales of mortgage-backed and government agency securities, respectively, partially offset by $22.9 million in purchases of mortgage-backed securities. The decrease in the investment portfolio was used to fund net loan growth.

      At December 31, 2007, the net unrealized gains on securities available-for-sale, net of related tax effects were $91,000 compared with net unrealized losses on securities available-for-sale, net of related tax effects of $120,000 at December 31, 2006. These net unrealized gains and losses are shown in accumulated other comprehensive income or loss as a separate component of stockholders' equity.

      At December 31, 2007, the weighted average maturity of mortgage-backed securities available-for-sale was 311 months, based upon their final maturities. However, normal principal repayments and prepayments of mortgage-backed securities are received regularly, substantially reducing their weighted average maturities. The majority of our adjustable rate mortgage-backed securities are resetting in 2008 and have a weighted average term to next repricing adjustment of 11 months on average.

      Deposits. Our total deposits increased $3.4 million, or 5.5%, to $64.8 million at December 31, 2007 from $61.4 million at December 31, 2006. Interest-bearing deposits during the year ended December 31, 2007 increased $3.4 million and was primarily attributable to an increase in NOW accounts of $4.2 million, partially offset by a decrease in money market accounts of $1.3 million. The increase in NOW accounts was due to the implementation of a high interest, Rewards Checking account in the fourth quarter of 2007 which totaled $3.4 million at December 31, 2007 as well as a large NOW account balance at December 31, 2007. The increase in deposits was used to fund net loan growth.

      Borrowings. FHLB advances increased $5.5 million, or 22.0%, to $30.5 million at December 31, 2007 from $25.0 million at December 31, 2006. The increase in FHLB advances were used to fund net loan growth and purchases of mortgage-backed securities during the year.

      Principal payments due on other borrowings after December 31, 2007 are $449,000 in 2008, $5.0 million in 2009, $6.9 million in 2010, $3.6 million in
2011, $4.6 million in 2012 and $9.9 million in years thereafter. The FHLB will require the repayment of $4.0 million of borrowings during 2008 if the three-month LIBOR exceeds specified rates; $3.0 million of which is at a weighted average interest rate of 3.04% maturing in 2009 if the three-month LIBOR exceeds 6.50%. Additionally, the FHLB will require the repayment of $1.0 million of borrowings during 2008 if the three-month LIBOR exceeds 6.50% of which borrowings is at an interest rate of 3.99% maturing in 2014. As of December 31, 2007, the three month LIBOR was at 4.72%. During 2007 and 2006, the Bank borrowed $8.0 million in callable advances from the FHLB. These advances are callable at the discretion of the FHLB on the call date noted and are callable continuously on a quarterly basis thereafter. The FHLB has the right to call $7.0 million in borrowings during 2008, of which borrowings have a weighted average interest rate of 4.08% and a weighted average maturity of 97 months. In addition, the FHLB has the right to call $1.0 million in borrowings in 2009 of which borrowings is at an interest rate of 3.60% maturing in 2012. Should the FHLB require repayment of the putable and callable borrowings on the put and call dates, the interest cost to replace such borrowings would likely increase.

      Stockholders' Equity. Total stockholders' equity decreased by $239,000 to $9.4 million at December 31, 2007 from approximately $9.7 million at December 31, 2006. Our equity to assets ratio was 8.97% at December 31, 2007 compared to 10.06% at December 31, 2006. The decrease in stockholders' equity was primarily attributable to the purchase of 64,650 shares of common stock for treasury for $432,000, the purchase of 26,538 shares of common stock for the Equity Incentive Plan for $180,000, partially offset by an increase in accumulated other comprehensive income of $211,000 as well as net income of $83,000 for the year ended December 31, 2007.

Average Balances, Net Interest Income, Yields Earned and Rates Paid

      The following table sets forth certain information for the years ended December 31, 2007 and 2006 and at December 31, 2007. The average yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from daily balances. The table reflects the consolidated average balance sheet of Monadnock Community Bancorp, Inc. until June 28, 2006 and the consolidated average balance sheet of Monadnock Bancorp, Inc. thereafter through December 31, 2007.

                                         At December 31,                          For the Year ended December 31,
                                     ----------------------   ----------------------------------------------------------------------
                                              2007                           2007                                 2006
                                     ----------------------   ----------------------------------    --------------------------------
                                                  Weighted
                                      Ending       Average    Average                   Average     Average                Average
                                     Balance     Yield/Cost   Balance     Interest    Yield/Cost    Balance    Interest   Yield/Cost
                                     -------     ----------   -------     --------    ----------    -------    --------   ----------
                                                                          (Dollars in Thousands)

INTEREST-EARNING ASSETS
-----------------------
Loans (1)                            $ 64,398       6.90%     $ 58,377     $3,993        6.84%      $49,882     $3,274       6.56%
Mortgage-backed securities(2)          36,446       5.29        34,177      1,769        5.18        25,556      1,100       4.30
Agency securities                          --         --         2,304         93        4.04         3,000        121       4.03
Federal Home Loan Bank stock            1,608       6.50         1,432         88        6.15         1,086         58       5.34
Other interest-earning assets             100       4.35         1,716         87        5.07         1,461         73       5.00
                                     --------                 --------     ------                   -------     ------

Total interest-earning assets         102,552       6.32        98,006      6,030        6.15        80,985      4,626       5.71
Non-interest earning assets             2,624                    2,039                                2,067
                                     --------                 --------                              -------
Total assets                         $105,176                 $100,045                              $83,052
                                     ========                 ========                              =======

INTEREST-BEARING LIABILITIES
----------------------------

NOW and money market                 $ 15,958       2.14      $ 13,553     $  250        1.84       $12,926     $  198       1.53
Savings deposits                        2,448       0.50         2,353         12        0.51         2,588         14       0.54
Certificates of deposit                41,126       4.75        42,303      2,028        4.79        36,176      1,568       4.33
Federal Home Loan Bank advances        30,538       4.34        26,370      1,159        4.40        18,324        684       3.73
                                     --------       ----      --------     ------                   -------     ------

Total interest-bearing liabilities     90,070       4.03        84,579      3,449        4.08        70,014      2,464       3.52
                                                                           ------                               ------
Non-interest bearing liabilities        5,669                    5,881                                5,712
                                     --------                 --------                              -------
Total liabilities                      95,739                   90,460                               75,726
Stockholders' equity                    9,437                    9,585                                7,326
                                     --------                 --------                              -------
Total liabilities and
 stockholders' equity                $105,176                 $100,045                              $83,052
                                     ========                 ========                              =======

Net interest/spread                                 2.29%                  $2,581        2.07%                  $2,162       2.19%
                                                    ====                   ======        ====                   ======       ====
Net interest margin(3)                              2.78%                                2.63%                               2.67%
                                                    ====                                 ====                                ====

Ratio of interest-earning assets
 to interest-bearing liabilities       113.86%                  115.88%                              115.67%
                                     ========                 ========                              =======

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

                                                   For the Year Ended
                                               December 31, 2007 vs. 2006
                                                  Increase (Decrease)
                                                         Due to
                                            ----------------------------------
                                                              Rate/
                                            Volume    Rate    Volume      Net
                                            ------    ----    ------    ------
                                                      (In Thousands)

INTEREST-EARNING ASSETS
-----------------------

Loans (1)                                   $ 557     $138     $ 24     $  719
Mortgage-backed and U.S. Government
 agency securities (2)                        343      224       75        642
Federal Home Loan Bank stock                   19        8        2         29
Other interest-earning assets                  13        1        0         14
                                            -----     ----     -----    ------

Total interest-earning assets               $ 932     $371     $101     $1,404
                                            =====     ====     ====     ======

INTEREST-BEARING LIABILITIES
----------------------------

NOW and money market accounts               $  10     $ 40     $  2     $   52
Savings deposits                               (1)      (1)       0         (2)
Certificates of deposit                       265      167       28        460
Federal Home Loan Bank advances               300      121       54        475
                                            -----     ----     ----     ------

Total interest-bearing liabilities          $ 574     $327     $ 84     $  985
                                            =====     ====     ====     ======

Net interest/spread                         $ 358     $ 44     $ 17     $  419
                                            =====     ====     ====     ======

------------------
(1)   Calculated net of deferred costs and includes non-performing loans.
(2)   Calculated based on amortized cost.

Comparison of Results of Operations for the Years Ended December 31, 2007 and 2006.

      General. We recorded net income of $83,000 for the year ended December 31, 2007 compared with net income of $75,000 for the year ended December 31, 2006. The increase in earnings for the year ended December 31, 2007 compared with the year earlier was primarily attributable to an increase in net interest and dividend income of $419,000, an increase in noninterest income of $79,000, partially offset by an increase in noninterest expense of $392,000, an increase in the provision for loan losses of $75,000 and an increase in income tax expense of $22,000.

      Our profitability has been marginal during the last few years primarily due to our high fixed operating costs in relation to the amount of net interest and dividend income and noninterest income we generated and our comparatively low net interest margin (net interest and dividend income divided by average interest earning assets). Noninterest expense (consisting primarily of salaries and employee benefits) divided by net interest and dividend income plus noninterest income, commonly referred to as our efficiency ratio was 94.5% for the year ended December 31, 2007 compared with 93.3% for the year ended December 31, 2006. The existing operating platform we have in place relative to the size of our customer base and asset base has tended to negatively impact our profitability. Our net interest margin for the year ended December 31, 2007 was 2.63% as compared to 2.67% for the year ended December 31, 2006. The decrease in the net interest margin for the year ended December 31, 2007 compared with the year earlier was due to a change in the mix of assets to lower yielding investment securities as a result of our increasing the average balance of interest earning assets by $17.0 million during this period. In addition, the change in the mix of liabilities to more interest rate sensitive products such as time certificates and FHLB advances resulted in net interest margin compression for the year ended December 31, 2007 when compared with the year ended December 31, 2006. In the event we are unable to generate continued commercial and residential loan volume during 2008, or become reliant on investment securities, certificates of deposit or FHLB borrowings, our net interest margin and net interest spread may be negatively impacted along with our net earnings potential. In addition, our net interest margin may be impacted by recent Federal Reserve actions which resulted in the reduction of the Prime Rate by 1.25% in late January 2008.

      Net Interest and Dividend Income. Net interest and dividend income increased $419,000, or 19.4%, to $2.6 million for the year ended December 31, 2007 compared to $2.2 million for the year ended December 31, 2006. The increase reflected a $1.4 million, or 30.4%, increase in interest and dividend income, offset by a $985,000, or 40.0%, increase in interest expense. The interest rate spread decreased to 2.08% for the year ended December 31, 2007 compared to 2.19% for the year ended December 31, 2006.

      Interest and Dividend Income. Total interest and dividend income increased by $1.4 million, or 30.4%, to $6.0 million for the year ended December 31, 2007 from $4.6 million for the year ended December 31, 2006. The increase of $1.4 million related to an increase in the balance of average interest-earning assets of $17.0 million, or 21.0%, from $81.0 million for the year ended December 31, 2006 to $98.0 million for the year ended December 31, 2007 coupled with an increase in the yields on interest-earning assets from 5.71% for the year ended December 31, 2006 to 6.15% for the year ended December 31, 2007. Interest income on loans increased $719,000 from $3.3 million for the year ended December 31, 2006 to $4.0 million for the year ended December 31, 2007. The increase was primarily the result of an increase in the average loan balance of $8.5 million, or 17.0%, from $49.9 million for the year ended December 31, 2006 to $58.4 million for the year ended December 31, 2007, and to a lesser extent, an increase in the average loan yields from 6.56% for the year ended December 31, 2006 to 6.84% for the year ended December 31, 2007. The increase in the average balance of loans was attributable to a $4.3 million increase in one- to four-family residential loans, a $1.8 million increase in commercial real estate loans as well as a $1.6 million increase in commercial loans. The increase in average loan yields from 6.56% for the year ended December 31, 2006 to 6.84% for the year ended December 31, 2007 was due to the addition of new loans at higher rates during 2007, partially offset by the decrease in the Prime Rate of 100 basis points since the middle of September of 2007.

      Interest and dividend income on investment securities, FHLB stock and interest-bearing deposits with other financial institutions increased $685,000 from $1.4 million for the year ended December 31, 2006 to $2.0 million for the year ended December 31, 2007. The increase was primarily the result of an increase in the average balance of the investment portfolio by $8.5 million from $31.1 million for the year ended December 31, 2006 to $39.6 million for the year ended December 31, 2007 coupled with an increase in the overall yield on total investments from 4.35% for the year ended December 31, 2006 to 5.14% for the year ended December 31, 2007. The increase in the average balance of the investment portfolio was the direct result of our leveraging the Bank with FHLB advances and purchasing investment securities. The increase in yield was due to the repricing of adjustable rate mortgage-backed securities during 2007 and 2006 and the purchase of higher yielding investment securities during 2007.

      Interest Expense. Total interest expense increased by $985,000, or 40.0% from $2.5 million for the year ended December 31, 2006 to $3.4 million for the year ended December 31, 2007. The increase of $985,000 related primarily to an increase in the average balance of interest-bearing liabilities of $14.6 million from $70.0 million for the year ended December 31, 2006 to $84.6 million for the year ended December 31, 2007 coupled with an increase in the average overall cost of interest-bearing liabilities from 3.52% for the year ended December 31, 2006 to 4.09% for the year ended December 31, 2007. Interest expense on deposits increased $510,000 from $1.8 million for the year ended December 31, 2006 to $2.3 million for the year ended December 31, 2007. The increase was primarily due to an increase in the average balance of certificates of deposit of $6.1 million from $36.2 million for the year ended December 31, 2006 to $42.3 million for the year ended December 31, 2007, and to a lesser extent, an increase in the average cost of certificates of deposit from 4.33% for the year ended December 31, 2006 to 4.82% for the year ended December 31, 2007. Average certificates of deposit comprised 70.0% of interest-bearing deposits for the year ended December 31, 2006 compared with 72.7% for the year ended December 31, 2007. The increase in the average balance of certificates of deposit was the direct result of our advertising interest rate specials and offering competitive rates on certificates of deposit. The average balance of NOW accounts increased $1.1 million while the average balance of money market accounts decreased $482,000 for the year ended December 31, 2007 compared with the same period in 2006. The increase in the average balances of NOW accounts and the associated costs was attributable to a large NOW account that we received at the end of June and the implementation of a high interest, Rewards Checking product in the fourth quarter of 2007. The average cost on NOW accounts increased from 0.63% for the year ended December 31, 2006 to 1.44% for the year ended December 31, 2007, and the average cost on money market deposits increased from 1.82% for the year ended December 31, 2006 to 2.03% for the year ended December 31, 2007.

      Interest expense on FHLB advances increased $475,000 from $684,000 for the year ended December 31, 2006 to $1.2 million for the year ended December 31, 2007. The increase was primarily due to an increase in the average balance of FHLB advances of $8.1 million from $18.3 million for the year ended December 31, 2006 to $26.4 million for the year ended December 31, 2007, and to a lesser extent, an increase in the average borrowing cost on FHLB advances from 3.73% for the year ended December 31, 2006 to 4.40% for the year ended December 31, 2007.

      Allowance for Loan Losses. We recorded a provision for loan losses of $112,000 for the year ended December 31, 2007 compared with a provision for loan losses of $37,000 for the year ended December 31, 2006. The increase in the provision was due to a $10.3 million increase in net loan volume for the year ended December 31, 2007, an increase in the provision for classified loans as well as an increase in the level of net charge-offs to $57,000 for the year ended December 31, 2007 compared with $13,000 for the year ended December 31, 2006. We believe that our allowance for loan losses is at an amount that will absorb known identifiable loan losses as well as estimated losses inherent in the portfolio for which the losses are probable but not identifiable. Provisions to the allowance may be necessary if the market in which we operate deteriorates, or the composition of our loan portfolio changes. Additionally, regulatory agencies review our allowance for loan losses as part of their examination process. Such agencies may require us to recognize additions to the allowance based on judgments which may be different from those of management.

      Total Noninterest Income. Noninterest income increased $79,000, or 28.8% from $274,000 for the year ended December 31, 2006 to $353,000 for the year ended December 31, 2007. The increase was primarily attributable to net gains on sales of available-for-sale securities of $76,000 for the year ended December 31, 2007 compared with no gains on sales for the year ended December 31, 2006.

      Total Noninterest Expenses. Noninterest expenses increased $392,000, or 17.2%, from $2.3 million for the year ended December 31, 2006 compared to $2.7 million for the year ended December 31, 2007. Salaries and employee benefits expense increased $200,000 from $1.2 million, or 51.4%, of total noninterest expense for the year ended December 31, 2006 to $1.4 million, or 51.4%, of total noninterest expense for the year ended December 31, 2007. The increase in salaries and employee benefits expense resulted from an increase in staffing for the commercial lending area, normal salary increases and increases related to stock benefit plans. Other increases in noninterest expense related primarily to a $60,000 increase in marketing expenses which included the implementation of a high interest, Rewards Checking account in the fourth quarter of 2007. Additional increases were attributable to a $74,000 increase in other expenses, of which $21,000 related to enhanced internet security, $21,000 related to higher FDIC assessment premiums in 2007, increased costs related to stock benefit plans for Directors, additional costs related to the introduction of the Rewards Checking product as well as Business Enterprise Tax adjustments for the fourth quarter of 2006. In addition, other increases included a $58,000 increase in professional fees of which $34,000 was related to costs associated with becoming compliant with Section 404 of the Sarbanes-Oxley Act of 2002 by December 31, 2007 as a non-accelerated filer.

      Income Taxes. Income tax expense increased $22,000, or 43.1%, to $73,000 for the year ended December 31, 2007 from $51,000 for the year ended December 31, 2006. The effective tax rate was 46.8% for the year ended December 31, 2007 compared to 40.5% for the year ended December 31, 2006.

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

      *     Managing our deposits to establish stable deposit relationships;
            and

      *     Originating and purchasing adjustable rate loans.

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

      The Office of Thrift Supervision provides us with the information presented in the following table, which is based on information provided to the Office of Thrift Supervision by Monadnock Community Bank. It presents the change in Monadnock Community Bank's net portfolio value at December 31, 2007 (the latest data available), that would occur upon an immediate change in interest rates based on Office of Thrift Supervision assumptions, but without giving effect to any steps that management might take to counteract such change.

      The following table illustrates the change in net interest income at December 31, 2007 that would occur in the event of an immediate change in interest rates, with no effect given to any steps that management might take, within the parameters established by our asset/liability management committee, to counter the effect of such interest movement.

                             At December 31, 2007
-----------------------------------------------------------------------------
     Change in
 Interest Rates in
Basis Points ("bp")          Net Portfolio Value         as % of PV of Assets
    (Rate Shock        ------------------------------    --------------------
     in Rates)         $ Amount   $ Change   % Change    NPV Ratio   $ Change
-------------------    --------   --------   --------    ---------   --------
                                       (Dollars in Thousands)

      +300 bp            7,481     (2,571)     (26)%        7.34%    (202)bp
      +200 bp            8,733     (1,320)     (13)%        8.39%     (97)bp
      +100 bp            9,679       (374)      (4)%        9.14%     (22)bp
         0 bp           10,053         --       --%         9.36%      --
      -100 bp            9,979        (74)      (1)%        9.19%     (17)bp
      -200 bp            9,552       (501)      (5)%        8.71%     (65)bp

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

      Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits and federal funds sold. On a longer-term basis, we maintain a strategy of investing in various lending products such as residential, commercial and consumer loans. We use our sources of funds primarily to meet ongoing commitments, to pay maturing time deposits and savings withdrawals, to fund loan commitments and to maintain our portfolio of mortgage-backed and related securities. At December 31, 2007, the total approved loan commitments unfunded amounted to $7.3 million, which includes the unadvanced portion of loans of $6.8 million. Certificates of deposit and advances from the FHLB of Boston scheduled to mature in one year or less at December 31, 2007, totaled $33.5 million and $449,000, respectively. Based on historical experience, we believe that a significant portion of maturing deposits will remain with Monadnock Community Bank. We anticipate that we will continue to have sufficient funds, through deposits and borrowings, to meet our current commitments.

      At December 31, 2007, we had total collateral available to support an additional $21.0 million in additional advances from the FHLB, but our internal policy limits FHLB advances to 40% of total assets which amounts to an additional $9.0 million in borrowing capacity at year end.

Stockholders' Equity

      Total stockholders' equity decreased by $239,000 to $9.4 million at December 31, 2007 from approximately $9.7 million at December 31, 2006. Our equity to assets ratio was 8.97% at December 31, 2007 compared to 10.06% at December 31, 2006. The decrease in stockholders' equity was primarily attributable to the purchase of 64,650 shares of common stock for treasury for $432,000, the purchase of 26,538 shares of common stock for the Equity Incentive Plan for $180,000, partially offset by an increase in accumulated other comprehensive income of $211,000 as well as net income of $83,000 for the year ended December 31, 2007.

      Consistent with our goal to operate a sound and profitable financial institution, we actively seek to maintain a "well-capitalized" institution in accordance with regulatory standards. As of December 31, 2007, the most recent notification from the Office of Thrift Supervision categorized Monadnock Community Bank as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the bank must maintain total risk-based, Tier I risk-based, and Tier I leverage ratios of 5%, 6% and 10%, respectively. There have been no conditions or events since that notification that management believes would cause a change in Monadnock Community Bank's categorization.

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

Recent Accounting Pronouncements

      In February 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 155, "Accounting for Certain Hybrid Instruments" (SFAS 155), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS 133. The statement also subjects beneficial interests issued by securitization vehicles to the requirements of SFAS No.
133. The statement is effective as of January 1, 2007. The adoption of SFAS 155 did not have a material impact on the Company's financial condition and results of operations.

      In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets- an amendment of FASB Statement No. 140" (SFAS 156). SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in specific situations. Additionally, the servicing asset or servicing liability shall be initially measured at fair value; however, an entity may elect the "amortization method" or "fair value method" for subsequent balance sheet reporting periods. SFAS No. 156 is effective as of an entity's first fiscal year beginning after September 15, 2006. Early adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The Company's adoption of this statement did not have a material impact on its financial condition, results of operations or cash flows.

      In June 2006 the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109" (FIN
48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a material impact on the Company's financial statements.

      In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP) and enhances disclosures about fair value measurements. SFAS 157 retains the exchange price notion and clarifies that the exchange price is the price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. SFAS 157 is effective for the Company's consolidated financial statements for the year beginning on January 1, 2008, with earlier adoption permitted. The Company does not expect the adoption of this statement to have a material impact on the Company's financial condition or results of operations.

      In September 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force (EITF) on Issue No. 06-4 "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements," (EITF Issue 06-4). EITF 06-4 requires companies with an endorsement split-dollar life insurance arrangement to recognize a liability for future postretirement benefits. The effective date is for fiscal years beginning after December 15, 2007, with earlier application permitted. Companies should recognize the effects of applying this issue through either
(a) a change in accounting principle through a cumulative effect adjustment to retained earnings or (b) a change in accounting principle through retrospective application to all periods. The Company does not expect the adoption of this issue to have a material impact on its financial condition or results of operations.

      In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115" (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective at the beginning of the Company's fiscal year beginning January 1, 2008, and early application may be elected in certain circumstances. The Company does not expect the adoption of this statement to have a material impact on its financial condition or results of operations.

                   SHATSWELL, MacLEOD & COMPANY, P.C. [LOGO]
                         CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Monadnock Bancorp, Inc.
Peterborough, New Hampshire

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
            -------------------------------------------------------

We have audited the accompanying consolidated balance sheets of Monadnock Bancorp, Inc. and Subsidiary as of December 31, 2007 and 2006 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Monadnock Bancorp, Inc. and Subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

                                       /s/ Shatswell, MacLeod & Company, P.C.
                                       SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
February 20, 2008

           83 PINE STREET * WEST PEABODY, MASSACHUSETTS 01960-3635 *
              TELEPHONE (978) 535-0206 * FACSIMILE (978) 535-9908
                    smc@shatswell.com     www.shatswell.com

                     MONADNOCK BANCORP, INC. AND SUBSIDIARY
                     --------------------------------------

                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------

                           December 31, 2007 and 2006
                           --------------------------


ASSETS                                                                             2007             2006
------                                                                         ------------     -----------
Cash and due from banks                                                        $  1,181,206     $ 1,057,602
Interest-bearing demand deposits with other banks                                                       587
Federal funds sold                                                                                   40,000
                                                                               ------------     -----------
      Total cash and cash equivalents                                             1,181,206       1,098,189
Interest-bearing time deposit in other bank                                         100,000         100,000
Investments in available-for-sale securities (at fair value)                     36,595,813      38,319,846
Federal Home Loan Bank stock, at cost                                             1,607,700       1,328,300
Loans, net of allowance for loan losses of $389,770 as of December 31, 2007
 and $334,917 as of December 31, 2006                                            64,030,781      53,709,317
Premises and equipment                                                              809,493         786,815
Goodwill                                                                            132,293         132,293
Core deposit intangible                                                              61,250          81,625
Accrued interest receivable                                                         442,749         427,679
Other assets                                                                        214,674         200,672
                                                                               ------------     -----------
      Total assets                                                             $105,175,959     $96,184,736
                                                                               ============     ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Deposits:
  Noninterest-bearing                                                          $  5,286,039     $ 5,261,639
  Interest-bearing                                                               59,531,823      56,100,270
                                                                               ------------     -----------
      Total deposits                                                             64,817,862      61,361,909
Federal Home Loan Bank advances                                                  30,537,976      24,965,119
Other liabilities                                                                   383,533         181,908
                                                                               ------------     -----------
      Total liabilities                                                          95,739,371      86,508,936
                                                                               ------------     -----------
Stockholders' equity:
  Preferred stock, par value $.01 per share; authorized 2,000,000 shares;
   issued and outstanding none
  Common stock, par value $.01 per share; authorized 10,000,000 shares;
   1,293,608 shares issued at December 31, 2007 and 2006; 1,228,958 and
   1,293,608 outstanding at December 31, 2007 and December 31, 2006,
   respectively                                                                      12,936          12,936
  Paid-in capital                                                                 7,755,439       7,725,786
  Retained earnings                                                               2,710,788       2,627,752
  Unearned compensation - ESOP                                                     (402,683)       (431,445)
  Unearned compensation - Restricted stock awards                                  (298,799)       (139,104)
  Treasury stock, at cost (64,650 shares at December 31, 2007)                     (431,687)
  Accumulated other comprehensive income (loss)                                      90,594        (120,125)
                                                                               ------------     -----------
      Total stockholders' equity                                                  9,436,588       9,675,800
                                                                               ------------     -----------
      Total liabilities and stockholders' equity                               $105,175,959     $96,184,736
                                                                               ============     ===========

                  The accompanying notes are an integral part of these consolidated financial statements.

                     MONADNOCK BANCORP, INC. AND SUBSIDIARY
                     --------------------------------------

                       CONSOLIDATED STATEMENTS OF INCOME
                       ---------------------------------

                     Years Ended December 31, 2007 and 2006
                     --------------------------------------

                                                           2007         2006
                                                        ----------   ----------

Interest and dividend income:
  Interest and fees on loans                            $3,993,166   $3,273,850
  Interest on investments-taxable                        1,862,320    1,220,723
  Other interest income                                    174,497      131,640
                                                        ----------   ----------
      Total interest and dividend income                 6,029,983    4,626,213
                                                        ----------   ----------
Interest expense:
  Interest on deposits                                   2,289,822    1,780,159
  Interest on Federal Home Loan Bank advances            1,159,016      683,811
                                                        ----------   ----------
      Total interest expense                             3,448,838    2,463,970
                                                        ----------   ----------
      Net interest and dividend income                   2,581,145    2,162,243
Provision for loan losses                                  111,709       36,957
                                                        ----------   ----------
      Net interest and dividend income after
       provision for loan losses                         2,469,436    2,125,286
                                                        ----------   ----------
Noninterest income:
  Service charges on deposits                              199,018      200,595
  Net gain on sales of available-for-sale securities        75,759
  Loan commissions                                           2,246
  Other income                                              75,779       73,433
                                                        ----------   ----------
      Total noninterest income                             352,802      274,028
                                                        ----------   ----------
Noninterest expense:
  Salaries and employee benefits                         1,368,648    1,169,221
  Occupancy expense                                        156,310      149,106
  Equipment expense                                         87,651       87,120
  Data processing                                          218,978      222,720
  Blanket bond insurance                                    16,250       19,953
  Professional fees                                        196,499      137,858
  Supplies and printing                                     43,957       44,648
  Telephone expense                                         50,885       52,152
  Marketing expense                                        110,597       51,193
  Postage expense                                           40,916       38,132
  Other expense                                            375,379      301,495
                                                        ----------   ----------
      Total noninterest expense                          2,666,070    2,273,598
                                                        ----------   ----------
      Income before income tax expense                     156,168      125,716
Income tax expense                                          73,132       51,106
                                                        ----------   ----------
      Net income                                        $   83,036   $   74,610
                                                        ==========   ==========

Shares used in computing net income per share:
      Basic                                              1,177,299    1,230,808
      Diluted                                            1,218,087    1,268,183
      Net income per share - basic                      $     0.07   $     0.06
      Net income per share - diluted                          0.07         0.06

                  The accompanying notes are an integral part of these consolidated financial statements.

                     MONADNOCK BANCORP, INC. AND SUBSIDIARY
                     --------------------------------------

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
           ----------------------------------------------------------

                     Years Ended December 31, 2007 and 2006
                     --------------------------------------

                                                                                  Unearned                Accumulated
                                                                     Unearned    Restricted                  Other
                                 Common    Paid-in     Retained    Compensation     Stock    Treasury    Comprehensive
                                 Stock     Capital     Earnings        ESOP        Awards      Stock     Income (Loss)      Total
                                -------  ----------   ----------   ------------  ----------  --------    -------------   ----------
Balance, December 31, 2005      $ 9,446  $2,814,032   $2,553,142    $(114,570)   $(154,560)  $             $(153,652)    $4,953,838
Comprehensive loss:
  Net income                                              74,610
  Net change in unrealized
   holding loss on available
   for sale securities,
   net of tax effect                                                                                          33,527
    Comprehensive income                                                                                                    108,137
Employee Stock Ownership
 Plan Distribution                            3,033                    14,656                                                17,689
Issuance of common stock          3,490   4,837,205                                                                       4,840,695
Liquidation of Monadnock
 Mutual Holding Company                      50,000                                                                          50,000
Purchase of common stock
 for ESOP (42,460 shares)                                            (331,531)                                             (331,531)
Recognition of stock option
 expense                                     21,516                                                                          21,516
Restricted stock award
 amortization                                                                        15,456                                  15,456
                                -------  ----------   ----------    ---------    ----------  ---------     ---------     ----------
Balance, December 31, 2006       12,936   7,725,786    2,627,752     (431,445)     (139,104)                (120,125)     9,675,800
Comprehensive income:
  Net income                                              83,036
  Net change in unrealized
   holding loss on available
   for-sale securities,
   net of tax effect                                                                                         210,719
    Comprehensive income                                                                                                    293,755
Employee Stock Ownership
 Plan Distribution                           (2,482)                   28,762                                                26,280
Purchase of common stock
 for Equity Incentive
 Plan (26,538 shares)                        (5,307)                               (175,151)                               (180,458)
Purchase of common stock
 for Treasury (64,650 shares)                                                                 (431,687)                    (431,687)
Recognition of stock option
 expense                                     37,442                                                                          37,442
Restricted stock award
 amortization                                                                        15,456                                  15,456
                                -------  ----------   ----------    ---------    ----------  ---------     ---------     ----------
Balance, December 31, 2007      $12,936  $7,755,439   $2,710,788    $(402,683)   $ (298,799) $(431,687)    $  90,594     $9,436,588
                                =======  ==========   ==========    =========    ==========  =========     =========     ==========

                     MONADNOCK BANCORP, INC. AND SUBSIDIARY
                     --------------------------------------

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
           ----------------------------------------------------------

                     Years Ended December 31, 2007 and 2006
                     --------------------------------------
                                  (Continued)

Reclassification disclosure for the years ended December 31:

                                                                             2007        2006
                                                                          ---------    --------
Net unrealized holding gains on available-for-sale securities             $ 424,690    $ 55,518
Reclassification adjustment for net realized gains in net income            (75,759)
                                                                          ---------    --------

  Other comprehensive income before income tax effect                       348,931      55,518
Income tax expense                                                         (138,212)    (21,991)
                                                                          ---------    --------
     Other comprehensive income, net of tax                               $ 210,719    $ 33,527
                                                                          =========    ========

Accumulated other comprehensive income as of December 31, 2007 consists of net unrealized holding gains on available-for-sale securities, net of taxes. Accumulated other comprehensive loss as of December 31, 2006 consists of net unrealized holding losses on available-for-sale securities, net of taxes.

                  The accompanying notes are an integral part of these consolidated financial statements.

                     MONADNOCK BANCORP, INC. AND SUBSIDIARY
                     --------------------------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------

                     Years Ended December 31, 2007 and 2006
                     --------------------------------------

                                                                                        2007             2006
                                                                                    ------------     ------------
Cash flows from operating activities:
Net income                                                                          $     83,036     $     74,610
Adjustments to reconcile net income to net cash provided by
 operating activities:
  Net gain on sales of available-for-sale securities                                     (75,759)
  Net amortization of securities                                                          82,750           72,482
  Change in deferred loan origination costs, net                                         (31,619)         (92,286)
  Provision for loan losses                                                              111,709           36,957
  Amortization of unearned compensation - restricted stock award plans                    15,456           15,456
  Recognition of stock option expense                                                     37,442           21,516
  Depreciation and amortization                                                          107,495          105,479
  Increase in accrued interest receivable                                                (15,070)        (108,641)
  Amortization of core deposit intangible                                                 20,375           22,583
  (Increase) decrease in other assets                                                    (41,235)           3,957
  Decrease in loan servicing rights and interest-only strips, net                         13,851            7,309
  Increase in prepaid expenses                                                           (16,800)         (31,293)
  Deferred income tax expense                                                             68,736           60,268
  (Increase) decrease in taxes receivable                                                (21,913)          14,406
  Increase (decrease) in accrued ESOP and restricted stock award plans expense            10,355              (42)
  Increase in accrued expenses                                                            20,487           29,506
  Increase in accrued interest payable                                                    24,835           42,213
  Increase in other liabilities                                                           17,375              656
                                                                                    ------------     ------------

Net cash provided by operating activities                                                411,506          275,136
                                                                                    ------------     ------------

Cash flows from investing activities:
  Purchases of available-for-sale securities                                         (22,855,000)     (19,588,463)
  Proceeds from sales of available-for-sale securities                                12,233,726
  Principal payments received on available-for-sale securities                        12,687,247        8,772,054
  Purchase of other investment security                                                                   (20,000)
  Purchases of Federal Home Loan Bank stock, net                                        (279,400)        (107,900)
  Loan originations and principal collections, net                                    (9,508,786)      (5,978,906)
  Loans purchased                                                                       (896,793)      (3,196,007)
  Recoveries of previously charged off loans                                               4,025            2,263
  Capital expenditures - premises and equipment                                         (130,173)         (81,340)
                                                                                    ------------     ------------

Net cash used in investing activities                                                 (8,745,154)     (20,198,299)
                                                                                    ------------     ------------

                     MONADNOCK BANCORP, INC. AND SUBSIDIARY
                     --------------------------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------

                     Years Ended December 31, 2007 and 2006
                     --------------------------------------
                                  (continued)

                                                                                        2007             2006
                                                                                    -----------      -----------
Cash flows from financing activities:
  Net increase (decrease) in demand deposits, savings and NOW deposits                3,086,495       (1,771,829)
  Net increase in time deposits                                                         369,458        9,895,822
  Net change on short-term advances from Federal Home Loan Bank                        (976,000)       1,000,000
  Long-term advances from Federal Home Loan Bank                                     13,240,857       13,986,832
  Payments on long-term advances from Federal Home Loan Bank                         (6,692,000)      (7,503,663)
  Net proceeds from issuance of common stock (total proceeds of $5,661,448,
   less offering costs of $820,753)                                                                    4,840,695
  Liquidation of Monadnock Mutual Holding Company                                                         50,000
  Purchase of common stock for treasury                                                (431,687)
  Purchase of 26,538 shares for Equity Incentive Plan                                  (180,458)
  Purchase of 42,460 shares for ESOP                                                                    (331,531)
                                                                                    -----------      -----------

Net cash provided by financing activities                                             8,416,665       20,166,326
                                                                                    -----------      -----------

Net increase in cash and cash equivalents                                                83,017          243,163
Cash and cash equivalents at beginning of period                                      1,098,189          855,026
                                                                                    -----------      -----------
Cash and cash equivalents at end of period                                          $ 1,181,206      $ 1,098,189
                                                                                    ===========      ===========

Supplemental disclosures:
  Interest paid                                                                     $ 3,424,003   $     2,421,757
  Income taxes paid (received)                                                           24,405           (30,911)
  Allocation of common stock by the ESOP                                                 26,280            17,689

                  The accompanying notes are an integral part of these consolidated financial statements.

                     MONADNOCK BANCORP, INC. AND SUBSIDIARY
                     --------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                     Years Ended December 31, 2007 and 2006
                     --------------------------------------

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

      BASIS OF CONSOLIDATION:

      The consolidated financial statements include the accounts of Monadnock Bancorp, Inc. and its wholly-owned subsidiary, the Bank for 2007 and 2006. All significant intercompany accounts and transactions have been eliminated.

      CASH AND CASH EQUIVALENTS:

      For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, due from banks, interest bearing demand deposit accounts with other banks and federal funds sold.

      Cash and due from banks as of December 31, 2007 and 2006 includes $75,000 which is subject to withdrawals and usage restrictions to satisfy the reserve requirements of the Federal Reserve Bank.

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

      IDENTIFIED INTANGIBLE ASSETS AND GOODWILL:

      Intangible assets include the excess of the purchase price over the fair value of net assets acquired (goodwill) in the acquisition of the branch purchase with Fitchburg Savings Bank effective October 15, 2004 as well as a core deposit intangible (CDI) related to the branch purchase noted above. The core deposit intangible is amortized using the sum of the year's digits method over 9.3 years. The Company periodically evaluates intangible assets for impairment on the basis of whether any events and circumstances might have diminished the fair value of such assets below their carrying value. The Company has determined that the carrying values of identified intangible assets and goodwill are not impaired as of December 31, 2007.

      A summary of acquired amortized intangible assets is as follows:

                                                     As of December 31, 2007
                                                --------------------------------
                                                 Gross                     Net
                                                Carrying  Accumulated   Carrying
                                                 Amount   Amortization   Amount
                                                --------  ------------  --------

      Core deposit intangible-branch purchase   $135,000     $73,750    $61,250
                                                ========     =======    =======

                                                    As of December 31, 2006
                                                --------------------------------
                                                 Gross                    Net
                                                Carrying  Accumulated   Carrying
                                                 Amount   Amortization   Amount
                                                --------  ------------  --------

      Core deposit intangible-branch purchase   $135,000     $53,375    $81,625
                                                ========     =======    =======

      Aggregate amortization expense was $20,375 and $22,583 in 2007 and 2006, respectively.

      Estimated amortization expense for each of the five years succeeding 2007, and thereafter, is as follows:

            2008                                          $17,375
            2009                                           14,375
            2010                                           11,375
            2011                                            8,375
            2012                                            5,583
            Thereafter                                      4,167
                                                          -------
                                                          $61,250
                                                          =======

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

      Reconciliation of the numerators and the denominators of the basic and diluted per share computations for net income are as follows:

                                            Income         Shares      Per-Share
                                         (Numerator)   (Denominator)     Amount
                                         -----------   -------------   ---------
      Year ended December 31, 2007
        Basic EPS
          Net income                       $83,036       1,177,299       $0.07
          Effect of dilutive securities
           options                                          40,788
                                           -------       ---------
        Diluted EPS
          Net income                       $83,036       1,218,087       $0.07
                                           =======       =========

      Year ended December 31, 2006
        Basic EPS
          Net income                       $74,610       1,230,808       $0.06
          Effect of dilutive securities
           options                                          37,375
                                           -------       ---------
        Diluted EPS
          Net income                       $74,610       1,268,183       $0.06
                                           =======       =========

      STOCK-BASED COMPENSATION:

      At December 31, 2007, the Company has two stock-based incentive plans which are described more fully in Note 10. Beginning in 2006, the Company accounts for the plans under the recognition and measurement principles of SFAS 123 (revised 2004), "Share-Based Payment." During the years ended December 31, 2007 and 2006, $37,442 and $21,516, respectively, in stock-based employee compensation was recognized. The compensation cost that has been charged against income for the granting of stock awards under the Monadnock Community Bancorp, Inc. 2005 Recognition and Retention Plan and Monadnock Bancorp, Inc. Equity Incentive Plan was $25,811 and $15,546 for the years ended December 31, 2007 and 2006, respectively.

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

      RECENT ACCOUNTING PRONOUNCEMENTS:

      In February 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 155, "Accounting for Certain Hybrid Instruments" (SFAS 155), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS 133. The statement also subjects beneficial interests issued by securitization vehicles to the requirements of SFAS No. 133. The statement is effective as of January 1, 2007. The adoption of SFAS 155 did not have a material impact on the Company's financial condition and results of operations.

      In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets- an amendment of FASB Statement No. 140" (SFAS 156). SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in specific situations. Additionally, the servicing asset or servicing liability shall be initially measured at fair value; however, an entity may elect the "amortization method" or "fair value method" for subsequent balance sheet reporting periods. SFAS No. 156 is effective as of an entity's first fiscal year beginning after September 15, 2006. Early adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The adoption of this statement did not have a material impact on its financial condition, results of operations or cash flows.

      In June 2006 the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109" (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a material impact on the Company's financial statements.

      In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP) and enhances disclosures about fair value measurements. SFAS 157 retains the exchange price notion and clarifies that the exchange price is the price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. SFAS 157 is effective for the Company's consolidated financial statements for the year beginning on January 1, 2008, with earlier adoption permitted. The Company does not expect the adoption of this statement to have a material impact on the Company's financial condition or results of operations.

      In September 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") on Issue No. 06-4 "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements," (EITF Issue 06-4). EITF Issue 06-4 requires companies with an endorsement split-dollar life insurance arrangement to recognize a liability for future postretirement benefits. The effective date is for fiscal years beginning after December 15, 2007, with earlier application permitted. Companies should recognize the effects of applying this issue through either (a) a change in accounting principle through a cumulative effect adjustment to retained earnings or
      (b) a change in accounting principle through retrospective application to all periods. The Company does not expect the adoption of this issue to have a material impact on its financial condition or results of operations.

      In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115" (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective at the beginning of the Company's fiscal year beginning January 1, 2008, and early application may be elected in certain circumstances. The Company does not expect the adoption of this statement to have a material impact on its financial condition or results of operations.

NOTE 3 - INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES
-----------------------------------------------------

Debt securities have been classified in the consolidated balance sheets according to management's intent. The amortized cost of securities and their approximate fair values are as follows:

                                           Amortized        Gross         Gross
                                              Cost       Unrealized    Unrealized        Fair
                                             Basis          Gains        Losses         Value
                                          -----------    ----------    ----------    -----------
December 31, 2007:
Mortgage-backed securities:
  FNMA                                    $13,639,059     $113,755     $             $13,752,814
  FHLMC                                     8,370,811       31,490        (4,330)      8,397,971
  GNMA                                     14,435,927       36,087       (26,986)     14,445,028
                                          -----------     --------     ---------     -----------
    Total mortgage-backed securities       36,445,797      181,332       (31,316)     36,595,813
                                          -----------     --------     ---------     -----------

    Total investments in available-for
     sale securities                      $36,445,797     $181,332     $ (31,316)    $36,595,813
                                          ===========     ========     =========     ===========

December 31, 2006:
U.S. Government agency obligations        $ 3,000,000     $            $ (30,937)    $ 2,969,063
Mortgage-backed securities:
  FNMA                                     11,669,332       26,057       (35,573)     11,659,816
  FHLMC                                     3,921,455        7,168       (58,732)      3,869,891
  GNMA                                     19,927,974       23,964      (130,862)     19,821,076
                                          -----------     --------     ---------     -----------
    Total mortgage-backed securities       35,518,761       57,189      (225,167)     35,350,783
                                          -----------     --------     ---------     -----------
    Total investments in available-for
     sale securities                      $38,518,761     $ 57,189     $(256,104)    $38,319,846
                                          ===========     ========     =========     ===========

There were no securities of issuers whose aggregate carrying amount exceeded 10% of stockholders' equity as of December 31, 2007.

As of December 31, 2007 and 2006, securities with carrying amounts totaling $20,998,650 and $8,371,018, respectively, were pledged to secure Federal Home Loan Bank advances.

The fair value of available-for-sale securities by contractual maturity at December 31, 2007 are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                         Fair
                                                        Value
                                                     -----------

      Due after ten years                            $36,595,813
                                                     -----------
                                                     $36,595,813
                                                     ===========

Proceeds from sales of available-for-sale securities were $12,233,726 during the year ended December 31, 2007. There were no sales of available-for-sale securities during the year ended December 31, 2006. Gross realized gains and gross realized losses on those sales were $78,259 and $2,500, respectively. The tax provision applicable to these net gains amounted to $30,008 during 2007.

The aggregate fair value and unrealized losses of securities that have been in a continuous unrealized-loss position for less than twelve months and for twelve months or more, and are not other than temporarily impaired, are as follows:

December 31, 2007                             Less than 12 Months         12 Months or Longer                Total
-----------------                          ------------------------    ------------------------    ------------------------
                                              Fair       Unrealized       Fair       Unrealized       Fair       Unrealized
                                              Value        Losses         Value         Losses        Value        Losses
                                           ----------    ----------    ----------    ----------    ----------    ----------

Mortgage-backed securities:
  FHLMC                                    $2,675,334      $ 4,330     $               $           $2,675,334      $ 4,330
  GNMA                                      4,651,556        8,880      2,424,148       18,106      7,075,704       26,986
                                           ----------      -------     ----------      -------     ----------      -------
  Total temporarily impaired securities    $7,326,890      $13,210     $2,424,148      $18,106     $9,751,038      $31,316
                                           ==========      =======     ==========      =======     ==========      =======

December 31, 2006                             Less than 12 Months         12 Months or Longer                Total
-----------------                          ------------------------    ------------------------    ------------------------
                                              Fair       Unrealized       Fair       Unrealized       Fair       Unrealized
                                              Value        Losses         Value         Losses        Value        Losses
                                           ----------    ----------    -----------   ----------    ----------    ----------

U.S. Government agency obligations         $               $           $ 2,969,063    $ 30,937     $ 2,969,063    $ 30,937
Mortgage-backed securities:
  FNMA                                      5,840,092       35,573                                   5,840,092      35,573
  FHLMC                                                                  2,517,228      58,732       2,517,228      58,732
  GNMA                                      3,290,670        8,393      11,677,948     122,469      14,968,618     130,862
                                           ----------      -------     -----------     -------     -----------    --------
  Total mortgage-backed securities          9,130,762       43,966      14,195,176     181,201      23,325,938     225,167
                                           ----------      -------     -----------     -------     -----------    --------
  Total temporarily impaired securities    $9,130,762      $43,966     $17,164,239    $212,138     $26,295,001    $256,104
                                           ==========      =======     ===========    ========     ===========    ========

The investments in the Company's investment portfolio that are temporarily impaired as of December 31, 2007 and 2006 consist of debt securities issued by U.S. government agencies and a U.S. government sponsored enterprise with strong credit ratings. The unrealized losses in the above table are attributable to changes in market interest rates. Company management does not intend to sell these securities in the near term future, and due to the securities relative short duration, anticipates that the unrealized losses that currently exist will be dramatically reduced going forward. As Company management has the ability to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.

NOTE 4 - LOANS
--------------

Loans consisted of the following as of December 31:

                                                       2007            2006
                                                   -----------     -----------
One-to-four family residential                     $31,526,555     $27,413,968
Home equity                                          5,350,078       5,825,299
Commercial real estate                              14,693,410       9,251,740
Multifamily                                          1,704,787       1,224,684
Construction and land development loans              1,141,352       1,108,258
Commercial loans                                     7,065,867       7,010,047
Consumer loans                                       2,607,149       1,910,504
                                                   -----------     -----------
                                                    64,089,198      53,744,500
Allowance for loan losses                             (389,770)       (334,917)
Deferred costs, net                                    331,353         299,734
                                                   -----------     -----------
      Net loans                                    $64,030,781     $53,709,317
                                                   ===========     ===========

Certain directors and executive officers of the Company and companies in which they have a significant ownership interest were customers of the Bank during 2007. The aggregate amount of loans granted to directors, executive officers and their companies was $984,239 and $509,860 at December 31, 2007 and 2006, respectively. During 2007, $723,425 of new loans were granted and principal repayments totaled $249,046.

Changes in the allowance for loan losses were as follows for the years ended December 31:

                                                        2007         2006
                                                      --------     --------
Balance at beginning of period                        $334,917     $311,250
Recoveries of loans previously charged off               4,025        2,263
Provision for loan losses                              111,709       36,957
Charge offs                                            (60,881)     (15,553)
                                                      --------     --------
Balance at end of period                              $389,770     $334,917
                                                      ========     ========

The following table sets forth information regarding nonaccrual loans and accruing loans 90 days or more overdue as of December 31:

                                                        2007         2006
                                                      --------     -------
Total nonaccrual loans                                $269,725     $60,434
                                                      ========     =======

Accruing loans which are 90 days or more overdue      $      0     $     0
                                                      ========     =======

Information about loans that meet the definition of an impaired loan in SFAS No. 114 is as follows as of December 31:

                                                                              2007                         2006
                                                                   -------------------------    -------------------------
                                                                   Recorded       Related       Recorded       Related
                                                                   Investment     Allowance     Investment     Allowance
                                                                   In Impaired    For Credit    In Impaired    For Credit
                                                                   Loans          Losses        Loans          Losses
                                                                   -----------    ----------    -----------    ----------
Loans for which there is a related allowance for credit losses       $242,804       $37,448       $60,434        $9,065

Loans for which there is no related allowance for credit losses        26,921                           0
                                                                     --------       -------       -------        ------

      Totals                                                         $269,725       $37,448       $60,434        $9,065
                                                                     ========       =======       =======        ======

Average recorded investment in impaired loans during the
 year ended December 31                                              $241,720                     $76,753
                                                                     ========                     =======

Related amount of interest income recognized during the time, in the year ended December 31, that the loans were impaired

      Total recognized                                               $      0                     $     0
                                                                     ========                     =======
      Amount recognized using a cash-basis method of accounting      $      0                     $     0
                                                                     ========                     =======

Amortization of servicing rights was $7,056 in 2007 and $4,012 in 2006. The balance of capitalized loan servicing rights included in other assets as of December 31, 2007 and 2006 was $886 and $7,942, respectively. The fair value of these rights approximated their carrying amount.

NOTE 5 - PREMISES AND EQUIPMENT
-------------------------------

The following is a summary of premises and equipment as of December 31:

                                                          2007          2006
                                                       ----------    ----------
Land                                                   $  215,800    $  215,800
Buildings                                                 350,360       298,318
Leasehold improvements                                    147,847       150,177
Furniture and equipment                                   614,925       578,234
                                                       ----------    ----------
                                                        1,328,932     1,242,529
Accumulated depreciation and amortization                (519,439)     (455,714)
                                                       ----------    ----------
                                                       $  809,493    $  786,815
                                                       ==========    ==========

NOTE 6 - DEPOSITS

Deposits consisted of the following as of December 31:

                                                         2007           2006
                                                     -----------    -----------
Demand accounts                                      $ 5,286,039    $ 5,261,639
                                                     -----------    -----------
  Non-interest bearing deposits                        5,286,039      5,261,639
                                                     -----------    -----------

NOW accounts                                           7,613,526      3,447,510
Savings accounts                                       2,448,071      2,271,000
Money market deposit accounts                          8,344,598      9,625,590
Time certificates                                     41,125,628     40,756,170
                                                     -----------    -----------
      Interest-bearing deposits                       59,531,823     56,100,270
                                                     -----------    -----------
      Total deposits                                 $64,817,862    $61,361,909
                                                     ===========    ===========

The aggregate amount of time deposit accounts in denominations of $100,000 or more as of December 31, 2007 and 2006 was $11,851,684 and $11,403,336,
respectively.

For time deposits as of December 31, 2007, the scheduled maturities for each of the following five years ended December 31, and thereafter, are:

            2008                                     $33,480,248
            2009                                       4,065,127
            2010                                       1,691,247
            2011                                         759,690
            2012                                         411,278
            Thereafter                                   718,038
                                                     -----------
                                                     $41,125,628
                                                     ===========

Deposits from related parties held by the Company as of December 31, 2007 and 2006 amounted to $355,342 and $220,700, respectively.

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES
----------------------------------------

Advances consist of funds borrowed from the Federal Home Loan Bank of Boston
(FHLB).

Maturities of advances from the FHLB for the years ending after December 31, 2007 and December 31, 2006 are summarized as follows:

      Year of Maturity        2007       Year of Maturity        2006
      ----------------    -----------    ----------------    -----------
         2008             $   448,515       2007             $ 3,692,000
         2009               5,048,114       2008                 424,515
         2010               6,903,771       2009               3,939,600
         2011               3,612,501       2010               4,186,150
         2012               4,569,568       2011               2,610,411
         Thereafter         9,955,507       Thereafter        10,112,443
                          -----------                        -----------
                          $30,537,976                        $24,965,119
                          ===========                        ===========

Borrowings from the FHLB are secured by a blanket lien on qualified collateral, consisting primarily of loans with first mortgages secured by one to four family properties, certain unencumbered investment securities and other qualified assets.

At December 31, 2007, the interest rates on FHLB advances ranged from 2.77% to 5.38% and at December 31, 2006, the interest rates on FHLB advances ranged from 2.68% to 5.38%. At December 31, 2007 and 2006, the weighted average interest rates on FHLB advances were 4.34% and 4.24%, respectively.

As of December 31, 2007, the Bank had $4.0 million in putable advances (Knock-out Advances) from the FHLB. The FHLB will require that these borrowings become due immediately upon their Strike Date, as defined in the contract, if the three month LIBOR rate equals or exceeds the Strike Rate. As of December 31, 2007, the three month LIBOR was at 4.72%.

Knock-out Advances outstanding as of December 31, 2007 are as follows:

Next Strike Date       Amount      Current Rate    Strike Rate    Maturity Date
----------------     ----------    ------------    -----------    -------------
January 2, 2008      $2,000,000        2.77%          6.50%       April 1, 2009
January 2, 2008       1,000,000        3.99           6.50        July 2, 2014
February 25, 2008     1,000,000        3.58           6.50        May 26, 2009

During 2006 and 2007, the Bank borrowed $8.0 million in callable advances from the FHLB. These advances are callable at the discretion of the FHLB on the call date noted and are callable continuously on a quarterly basis thereafter. Callable advances outstanding as of December 31, 2007 are as follows:

Next Call Date         Amount      Current Rate    Maturity Date
-----------------    ----------    ------------    -----------------
February 25, 2008    $1,000,000        4.05%       August 24, 2012
February 25, 2008     3,000,000        4.19        November 25, 2016
February 29, 2008     1,000,000        4.25        May 30, 2017
March 12, 2008        1,000,000        3.99        December 12, 2016
June 12, 2008         1,000,000        3.69        September 12, 2014
December 21, 2009     1,000,000        3.60        December 20, 2012

NOTE 8 - INCOME TAX EXPENSE
---------------------------

The components of income tax expense are as follows for the years ended December 31:

                                                2007           2006
                                              --------       -------
Current:
  Federal                                     $ 79,265       $(9,634)
  State                                          7,698           472
  Benefit of operating loss carryforward       (82,567)
                                              --------       -------
                                                 4,396        (9,162)
                                              --------       -------
Deferred:
  Federal                                       59,942        47,232
  State                                          8,794        13,036
                                              --------       -------
                                                68,736        60,268
                                              --------       -------

      Total income tax expense                $ 73,132       $51,106
                                              ========       =======

The reasons for the differences between the tax at the statutory federal income tax rate and the effective tax rates are summarized as follows for the years ended December 31:

                                                  2007       2006
                                                 ------     ------
                                                  % of       % of
                                                 Income     Income
                                                 ------     ------
Federal income tax at statutory rate              34.0%      34.0%
Increase (decrease) in tax resulting from:
  Unallowable expenses and other items             7.4       (0.4)
State tax expense, net of federal tax benefit      5.4        7.1
                                                  ----       ----
  Effective tax rates                             46.8%      40.7%
                                                  ====       ====

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:

                                                           2007          2006
                                                        ---------     ---------
Deferred tax assets:
  Allowance for loan losses                             $ 148,042     $ 116,924
  Other temporary differences                                 478           478
  Operating loss carryover                                 36,837       121,905
  Depreciation                                              8,212         5,314
  Core deposit intangible                                  17,627        13,121
  Stock option - nonqualified                               7,034         2,461
  Net unrealized holding loss on
   available-for-sale securities                                         78,790
                                                        ---------     ---------
      Gross deferred tax assets                           218,230       338,993
                                                        ---------     ---------
Deferred tax liabilities:
  Loan origination costs net of fees                     (132,332)     (127,125)
  Accrual to cash adjustment                             (166,834)     (143,273)
  Goodwill                                                (13,434)       (9,952)
  Net unrealized holding gain on
   available-for-sale securities                          (59,422)
  Loan income                                              (1,061)       (6,548)
                                                        ---------     ---------
      Gross deferred tax liabilities                     (373,083)     (286,898)
                                                        ---------     ---------
Net deferred tax (liability) asset                      $(154,853)    $  52,095
                                                        =========     =========

As of December 31, 2007, for federal income tax purposes, the Company has operating loss carryovers of approximately $68,000 which will expire in the year 2026.

As of December 31, 2007, for state income tax purposes, the Company has operating loss carryovers of approximately $246,000 which will expire in the years 2015 through 2016.

NOTE 9 - EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)
---------------------------------------------

All Bank employees meeting certain age and service requirements are eligible to participate in the ESOP. On June 28, 2004, the Company's ESOP purchased 23,169 shares of common stock for $135,304. Acquisitions of unearned ESOP shares by Monadnock Community Bank ESOP Trust were funded internally through a borrowing from Monadnock Community Bancorp, Inc., which is repayable annually with interest at a fixed rate of 4% for ten years. Shares are committed for release upon the repayment of the borrowing and are allocated to participants based on compensation. Participant's benefits become fully vested after six years of service. Principal and interest payments were $16,682 for 2006. Company contributions are the primary source of funds for the ESOP's repayment of the loan.

Early in the third quarter of 2006, in accordance with a Plan of Conversion and Reorganization, the employee stock ownership plan completed its purchase of 42,460 shares of common stock for $331,531, or $7.81 per share. All employee stock ownership plan shares, comprising 6% of the total shares sold in the offering, were purchased in the open market through its newly designated trustee. In anticipation of the ESOP purchases, a new note was written to allow for borrowings totaling approximately $454,000. The actual borrowings under this note agreement totaled $435,171, of which borrowing has a fifteen year term and a floating rate of interest tied to the Prime rate at the beginning of each January 1st of each year. Principal and interest payments were $51,526 for 2007 and are expected to total approximately $49,000 in 2008.

Compensation expense related to the ESOP amounted to $26,281 and $18,688 for the years ended December 31, 2007 and 2006, respectively.

The total shares that were allocated and are held by the ESOP at December 31, 2007 and 2006 are 9,882 and 5,917 shares, respectively. Unallocated shares are 55,731 and 59,712 at December 31, 2007 and 2006, respectively. The fair value of all ESOP shares was approximately $407,000 and $450,000 at December 31, 2007 and 2006, respectively.

NOTE 10 - STOCK COMPENSATION PLANS
----------------------------------

At the May 12, 2005 Annual Meeting of Stockholders, the Monadnock Community Bancorp, Inc. 2005 Stock Option Plan and the Monadnock Community Bancorp, Inc. 2005 Recognition and Retention Plan were approved by stockholders. Under the Company's 2005 Stock Option Plan, the Company may grant options to its directors, officers and employees for up to 63,072 shares of common stock. Both incentive stock options and non-statutory stock options may be granted under this plan. The exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is ten years. All options currently outstanding vest at 10% per year for the first eight (8) years and 20% in year nine (9) and upon a change in control, as defined in the plan, become fully vested and exercisable for one year following cessation of employment.

At the May 10, 2007 Annual Meeting of Stockholders, the Monadnock Bancorp, Inc. 2007 Equity Incentive Plan was approved by stockholders. Under the Company's 2007 Equity Incentive Plan, the Company may grant options to its directors, officers and employees for up to 70,768 shares of common stock. Both incentive stock options and non-statutory stock options may be granted under this plan. The exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is ten years. All options currently outstanding vest at 10% per year for the first eight (8) years and 20% in year nine (9) and upon a change in control, as defined in the plan, become fully vested and exercisable for one year following cessation of employment.

A summary of the status of the Company's stock options for the years ended December 31, 2007 and 2006 is presented below:

                                        2007                     2006
                                        ----                     ----
                                           Weighted                 Weighted
                              Number of    Average     Number of    Average
                               Options   Option Price   Options   Option Price
                              ---------  ------------  ---------  ------------
Options at beginning of year   58,621        $6.17      58,756        $6.12
Granted                        70,500         6.68       2,602         7.23
Canceled                                                (2,737)        6.12
                              -------                   ------
Options at end of year        129,121        $6.45      58,621        $6.17
                              =======        =====      ======        =====

The following table summarizes information about fixed stock options outstanding as of December 31, 2007:

                 Options Outstanding                             Options Exercisable
-----------------------------------------------------    ----------------------------------
                       Number        Weighted-Average        Number
                     Outstanding         Remaining         Exercisable     Weighted-Average
Exercise Prices    as of 12/31/07    Contractual Life    as of 12/31/07     Exercise Price
---------------    --------------    ----------------------------------    ----------------

     $6.12              56,019           7.9 years            11,202             $6.12
      6.68              70,500           9.4 years                --                --
      7.23               2,602           8.5 years               260              7.23
                       -------                                ------
     $6.45             129,121           8.7 years            11,462             $6.15
                       =======                                ======

The weighted average fair value of the options granted in 2007 and 2006 using the Black-Scholes option pricing model was $3.73 per option share and $4.30 per option share, respectively. The Company recorded compensation cost of $37,442 and $21,516 in 2007 and 2006, respectively, related to stock options. As of December 31, 2007, there was approximately $420,000 of unrecognized compensation cost related to nonvested stock options. The cost is expected to be recognized over a weighted-average period of 8.7 years.

Assumptions used to determine the weighted average fair value of options granted:

                                     Year Ended             Year Ended
                                 December 31, 2007      December 31, 2006
                                 -----------------      -----------------

      Dividend yield                     N/A                    N/A
      Expected life in years          10 years               10 years
      Expected volatility                35%                    39%
      Risk-free interest rate          4.86%                  5.08%

Under the Company's 2005 Recognition and Retention Plan, the Company may grant stock awards to its directors, officers and employees for up to 25,228 shares of common stock. Under the Company's 2007 Equity Incentive Plan, the Company may grant stock awards to its directors, officers and employees for up to 26,538 shares of common stock. Shares are contingently awarded to recipients subject to restrictions based on the general rules of the plan. The Company applies SFAS No. 123(R), "Share-Based Payment," in accounting for stock awards. The stock allocations, based on the market price at the date of grant, are recorded as unearned compensation. Unearned compensation is amortized over the vesting period to be benefited. All stock awards currently outstanding vest at 10% per year for the first eight (8) years and 20% in year nine (9) and become fully vested upon a change in control, as defined in the plan.

Stock awards for 25,931 shares, having a fair value of $6.60 per share, were granted during 2007. The Company recorded compensation cost of $25,811 and $15,456 in 2007 and 2006, respectively. As of December 31, 2007, there was approximately $284,000 of unrecognized cost related to stock awards. The cost is expected to be recognized over a weighted-average period of 8.7 years.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), of core capital (as defined) to adjusted total assets (as defined) and of Tangible capital (as defined) to tangible assets (as defined). Management believes, as of December 31, 2007 and 2006, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2007, the most recent notification from the Office of Thrift Supervision categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and core capital leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

                                                                                                 To Be Well-
                                                                                              Capitalized Under
                                                                       For Capital            Prompt Corrective
                                                   Actual           Adequacy Purposes         Action Provisions
                                              ----------------    ---------------------    ----------------------
                                              Amount    Ratio     Amount       Ratio       Amount        Ratio
                                              ------    -----     ------    -----------    ------    ------------
                                                                      (Dollar amounts in thousands)
December 31, 2007:
  Total Capital (to Risk Weighted Assets)     $8,915    15.99%    $4,461    > or = 8.0%    $5,576    > or = 10.0%
  Core Capital (to Adjusted Total Assets)      8,532     8.14      4,193    > or = 4.0      5,241    > or =  5.0
  Tangible Capital (to Tangible Assets)        8,532     8.14      1,572    > or = 1.5        N/A            N/A
  Tier 1 Capital (to Risk Weighted Assets)     8,532    15.30        N/A           N/A      3,346    > or =  6.0

December 31, 2006:
  Total Capital (to Risk Weighted Assets)      8,671    18.89      3,672    > or = 8.0      4,590    > or = 10.0
  Core Capital (to Adjusted Total Assets)      8,338     8.67      3,846    > or = 4.0      4,807    > or =  5.0
  Tangible Capital (to Tangible Assets)        8,338     8.67      1,442    > or = 1.5        N/A            N/A
  Tier 1 Capital (to Risk Weighted Assets)     8,338    18.16        N/A           N/A      2,754    > or =  6.0

On May 25, 2007, the Company's Board of Directors authorized the repurchase of up to 2.05% or 26,538 shares of the Company's outstanding common shares. The purpose of the repurchase was to fund the Monadnock Bancorp, Inc. 2007 Equity Incentive Plan approved by stockholders at the 2007 annual meeting of stockholders. As of December 31, 2007, the Company purchased 26,538 shares of common stock for $180,458, or a weighted average per share price of $6.80.

On July 25, 2007, the Company announced a Stock Repurchase Program ("Program"), whereby the Company's Board of Directors authorized the repurchase of up to 5.0% or 64,650 shares of the Company's outstanding common shares. Any repurchased shares will be held as treasury stock and will be available for general corporate purposes. As of December 31, 2007, the Company had completed the Stock Repurchase Program, noted above, having purchased 64,650 shares of common stock for $431,687, or a weighted average per share price of $6.68.

On February 14, 2008, the Company's Board of Directors authorized its third stock repurchase program pursuant to which the Company intends to repurchase up to 65,000 shares, or 5.29% of its outstanding common stock. These shares will be purchased at prevailing market prices from time to time over a twelve-month period depending upon market conditions. Any repurchased shares will be held as treasury stock and will be available for general corporate purposes.

NOTE 12 - COMMITMENTS AND CONTINGENT LIABILITIES
------------------------------------------------

As of December 31, 2007, the Company is obligated under an operating lease for the Company's main office expiring July 31, 2008. The Company has the option to extend the lease for two additional five year periods. The total minimum rental due in future periods under this existing agreement is as follows as of December 31, 2007:

                  2008         $27,676
                               -------
                    Total      $27,676
                               =======

The total rental expense amounted to $47,444 for 2007 and $47,789 for 2006.

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

The estimated fair values of the Company's financial instruments, all of which are held or issued for purposes other than trading, are as follows as of December 31:

                                                            2007                           2006
                                                 --------------------------     --------------------------
                                                   Carrying        Fair           Carrying        Fair
                                                    Amount         Value           Amount         Value
                                                 -----------    -----------     -----------    -----------

Financial assets:
  Cash and cash equivalents                      $ 1,181,206    $ 1,181,206     $ 1,098,189    $ 1,098,189
  Interest bearing time deposit in other bank        100,000        100,000         100,000        100,000
  Available-for-sale securities                   36,595,813     36,595,813      38,319,846     38,319,846
  Federal Home Loan Bank stock                     1,607,700      1,607,700       1,328,300      1,328,300
  Loans, net                                      64,030,781     64,036,000      53,709,317     53,064,000
  Accrued interest receivable                        442,749        442,749         427,679        427,679

Financial liabilities:
  Deposits                                        64,817,862     65,074,000      61,361,909     61,406,000
  FHLB advances                                   30,537,976     31,067,000      24,965,119     24,755,000

The carrying amounts of financial instruments shown in the above table are included in the consolidated balance sheets under the indicated captions. Accounting policies related to financial instruments are described in Note 2.

The notional amounts of financial instrument liabilities with off-balance sheet credit risk are as follows as of December 31:

                                                    2007           2006
                                                 ----------     ----------
      Commitments to originate loans             $  516,000     $  551,465
      Unadvanced portions of loans:
      Commercial lines of credit                  1,452,348      1,227,870
      Consumer lines of credit                    5,287,331      5,057,633
      Construction loans                             92,555        137,292
                                                 ----------     ----------
                                                 $7,348,234     $6,974,260
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

STOCKHOLDER INFORMATION


EXECUTIVE OFFICES                                   FORM 10-KSB
One Jaffrey Road                                    A copy of Monadnock Bancorp, Inc. annual report on
Peterborough, New Hampshire 03458                   Form 10-KSB has been filed with the Securities and Exchange
                                                    Commission and may be obtained without charge by written request to:
REGISTRAR AND TRANSFER AGENT
Registrar and Transfer Company                      Karl F. Betz
10 Commerce Drive                                   Senior Vice President & Chief Financial Officer
Cranford, New Jersey 07016                          Monadnock Bancorp, Inc.
                                                    One Jaffrey Road
INDEPENDENT CERTIFIED PUBLIC                        Peterborough, New Hampshire 03458
ACCOUNTANTS
Shatswell, MacLeod & Company, P.C.                  ANNUAL MEETING
83 Pine Street                                      The annual meeting of Monadnock Bancorp, Inc. will be held at
West Peabody, Massachusetts 01960                   10:30 a.m., May 8, 2008 at:
                                                    RiverMead Auditorium
COMMON STOCK LISTING                                150 Rivermead Road
Monadnock Bancorp, Inc. stock                       Peterborough, New Hampshire 03458
is listed on the over-the-counter bulletin board
under the symbol "MNKB"                             STOCKHOLDER RELATIONS
                                                    Stockholders are encouraged to contact the Investor Relations Officer with
SECURITIES COUNSEL                                  any questions or comments about their investment.
Luse Gorman Pomerenk & Schick, P.C.                 Direct inquiries to:
5335 Wisconsin Avenue, NW, Suite 400                Karl F. Betz
Washington, DC 20015                                Senior Vice President & Chief Financial Officer
                                                    One Jaffrey Road
                                                    Peterbough, New Hampshire 03458
                                                    (800) 924-9654

                             MONADNOCK BANCORP, INC.

               EXECUTIVE OFFICERS                          OFFICERS *                     DIRECTORS

William M. Pierce, Jr.                              Wayne R. Gordon              Kenneth A. Christian
President & Chief Executive Officer                 Vice President               Chairman

Karl F. Betz                                        Peter K. Hazel               Samuel Hackler
Senior Vice President & Chief Financial Officer     Vice President               Vice-Chairman

William C. Gilson *                                 Rachel O'Leary               Thomas LaFortune
Senior Vice President & Senior Lending Officer      Assistant Vice President     Secretary

Donald R. Blanchette *                              R. Steven Venning            Kenneth R. Simonetta
Senior Vice President                               Assistant Vice President     Assistant Secretary

                                                    Julie Beaumont               Nancy L. Carlson
                                                    Compliance Officer
                                                                                 Jack Goldstein
                                                    Donna G. Loucks
                                                    Assistant Treasurer          William M. Pierce, Jr.
                                                                                 President & Chief Executive
                                                    Gail Murphy                  Officer
                                                    Branch Officer
                                                                                 Edward J. Shea
                                                    Lysa Wilder
                                                    Branch Officer

* Officers of Monadnock Community Bank only.