Form 10-K, Exhibit 13
period 2008-12-31
MONADNOCK BANCORP INC
filed 2009-03-27
CIK 1283899

Exhibit 13

Annual Report

2008

Dear Stockholder:

Although the last eighteen months have been quite challenging due to illiquidity in the markets, financial turmoil in the credit markets and the Federal Reserve having to reduce the federal funds target rate by 5.25% since September 2007, we were able to record net income of $72,000 for the year compared with net income of $83,000 for 2007. Our book value per share and tangible book value per share were $7.76 and $7.61, respectively, at December 31, 2008.

During the fourth quarter of 2008, we completed a $1.834 million Capital Purchase Program (CPP) transaction with the U.S. Treasury. The CPP is part of the U. S. Treasury's Troubled Asset Relief Program authorized under the Emergency Economic Stabilization Act of 2008 to stabilize the U. S. financial system. The Company sold Preferred stock to the U. S. Treasury in exchange for the capital injection. We are pleased to be a part of the CPP program which will allow us to continue our growth strategy and further support individuals and businesses in our local market areas. We believe that the CPP will allow us to improve our franchise and shareholder value over the long term.

In the lending area, we continue to be a diversified lender with a wide array of product offerings that suit the needs of small business owners and commercial customers as well as retail customers. Our net loan portfolio increased $6.7 million, or 10.5%, from $64.0 million at the end of 2007 to $70.7 million at the end of 2008.

The introduction of a new product, Rewards Checking, in the fourth quarter of 2007 has been successful in capturing new checking accounts. Rewards Checking accounts increased $7.2 million during the year ended December 31, 2008 and totaled $10.6 million at December 31, 2008. In 2009, we will look to add new products such as gathering deposits online from new customers not in our local market area with Checkingfinder.com.

The Board of Directors and management team remains committed to the communities we serve and our shareholders.

Very truly yours,

Monadnock Bancorp, Inc.

William M. Pierce, Jr.

President and Chief Executive Officer

One Jaffrey Road • P.O. Box 888 • Peterborough, New Hampshire 03458 • Tel: 603-924-9654 • Fax: 603-924-9379

172 Central Street • Winchendon, Massachusetts 01475 • Tel: 978-297-9654 • Fax: 978-297-9657

www.monadnockbank.com

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

OF

MONADNOCK BANCORP, INC. AND SUBSIDIARY

The summary information presented below under "Selected Financial Condition Data" and "Selected Operating Data" at and for the years ended December 31, 2008, 2007 and 2006 is derived from our audited consolidated financial statements. On June 28, 2006, Monadnock Bancorp, Inc. succeeded Monadnock Community Bancorp, Inc. as the holding company of Monadnock Community Bank. The following information is only a summary and should be read in conjunction with our consolidated financial statements and notes beginning on page 22.

	At December 31,
	2008	2007	2006
	(In Thousands)
Selected Financial Condition Data:
Total assets	$ 127,593	$ 105,176	$ 96,185
Cash and cash equivalents	700	1,181	1,098
Loans, net	70,702	64,031	53,709
Securities available-for-sale	51,171	36,596	38,320
Other investments (interest-bearing time deposit)	200	100	100
FHLB stock	2,568	1,608	1,328
Deposits	61,772	64,818	61,362
Total borrowings	54,526	30,538	24,965
Total stockholders' equity	10,867	9,437	9,676

	Year Ended December 31,
	2008	2007	2006
	(In Thousands)
Selected Operating Data:
Total interest and dividend income	$ 6,365	$ 6,030	$ 4,626
Total interest expense	3,481	3,449	2,464
Net interest and dividend income	2,884	2,581	2,162
Provision for loan losses	156	112	37
Net interest and dividend income after provision for loan losses	2,728	2,469	2,125
Customer service charges	201	199	201
Other non-interest income	227	154	73
Total non-interest income	428	353	274

Total non-interest expense	3,024	2,666	2,273

Income before income taxes	132	156	126

Income tax provision	60	73	51

Net income	$ 72	$ 83	$ 75

Selected Financial Ratios and Other Data:

	At or For the Year Ended December 31,
	2008	2007	2006

Performance Ratios:
Return on assets (ratio of net income to average total assets)	0.06%	0.08%	0.09%
Return on equity (ratio of net income to average equity)	0.78%	0.87%	1.02%

Ratio of non-interest expense to average total assets	2.67%	2.66%	2.74%
Efficiency ratio(1)	91.29%	90.87%	93.32%
Ratio of average interest-earning assets to average interest-bearing liabilities	112.70%	115.88%	115.67%
Average interest rate spread (2)	2.21%	2.07%	2.19%
Net interest margin(3)	2.60%	2.63%	2.67%

Asset Quality Ratios:
Non-performing assets to total assets	0.81%	0.26%	0.06%
Allowance for loan losses to non-performing loans(4)	81.14%	144.44%	558.33%
Allowance for loan losses to total loans(4)	0.58%	0.61%	0.62%
Net charge-offs to average outstanding loans(4)	0.20%	0.10%	0.03%
Non-performing loans to total loans(4)	0.72%	0.42%	0.11%

Capital Ratios:
Equity to total assets at end of period	8.52%	8.97%	10.06%
Average equity to average assets	8.17%	9.58%	8.82%
Tier 1 leverage(5)	8.19%	8.14%	8.67%
Tier 1 risk-based(5)	16.10%	15.30%	18.16%
Total risk-based(5)	16.73%	15.99%	18.89%

Other Data:
Number of full-service offices	2	2	2
Number of average full-time equivalent employees	26	24	24
Number of loans	979	935	823
Number of deposit accounts	5,142	5,341	5,345

____________________

(1)

Efficiency ratio represents non-interest expense as a percentage of net interest income plus non-interest income.

(2)

Spread represents the difference between the weighted average yield on interest-earning assets and weighted average cost on interest-bearing liabilities.

(3)

Net interest income divided by average interest-earning assets.

(4)

The allowance for loan losses at December 31, 2008, 2007 and 2006 was $413,000, $390,000 and $335,000, respectively.

(5)

Capital ratios are for Monadnock Community Bank only.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This discussion and analysis reflects our consolidated financial statements and other relevant statistical data. The information in this section has been derived from the audited consolidated financial statements, which appear beginning on page 22 of this annual report.

Forward-Looking Statements

These financial statements and management discussion and analysis contains forward-looking statements, which are based on assumptions and describe future plans, strategies and expectations of Monadnock Bancorp, Inc. (or the "Company") and its wholly owned subsidiary, Monadnock Community Bank (or the "Bank"). These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar words. Our ability to predict results or the actual effect of future plans or strategies is uncertain. Factors which could have a material adverse effect on our operations include, but are not limited to, changes in interest rates, general economic conditions, the impact of the U.S. Government's economic stimulus program and its various financial institution rescue plans including the Troubled Asset Relief Program ("TARP"), economic conditions in the states of New Hampshire or Massachusetts, legislative and regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, fiscal policies of the New Hampshire or Massachusetts State Government, the quality or composition of our loan or investment portfolios, demand for loan products, competition for and the availability of loans that we purchase for our portfolio, deposit flows, competition, demand for financial services in our market areas and accounting principles and guidelines, acquisitions and the integration of acquired businesses, asset-liability management, the financial and securities markets and the availability of and costs associated with sources of liquidity.

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

Our earnings are primarily dependent upon our net interest income, which is the difference between interest income on interest-earning assets, which principally consists of loans and investment securities, and interest expense on interest-bearing liabilities, which principally consists of deposits and borrowings. Our results of operations also are affected by the level of our provision for loan losses, non-interest income and non-interest expense. Non-interest income consists primarily of service charges on deposit accounts, point of sale income from debit and credit card transactions, ATM fees and any gain on sale of loans and investments. Non-interest expense consists primarily of salaries and employee benefits, occupancy, equipment, data processing, ATM expense, professional fees and marketing. Our results of operations may also be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies, Federal Home Loan Bank ("FHLB") dividend policies, Federal Deposit Insurance Corporation ("FDIC") assessment rates, costs associated with becoming compliant with Section 404 of the Sarbanes-Oxley Act of 2002 by December 31, 2009 as a Smaller Reporting Company as well as actions of regulatory authorities.

Critical Accounting Policies and Estimates

In reviewing and understanding our financial information, you are encouraged to read and understand the significant accounting policies used in preparing our consolidated financial statements.

These policies are described in Note 3 to our consolidated financial statements. The accounting and financial reporting policies of Monadnock Bancorp, Inc. conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Accordingly, the consolidated financial statements require certain estimates, judgments, and assumptions, which are believed to be reasonable, based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the periods presented. The following accounting policies comprise those that management believes are the most critical to aid in fully understanding and evaluating our reported financial results.

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

During the fourth quarter of 2008, the Company completed a $1.834 million Capital Purchase Program ("CPP") transaction with the U.S. Treasury Department. The CPP is part of the U. S. Treasury's Troubled Asset Relief Program authorized under the Emergency Economic Stabilization Act of 2008 to stabilize the U. S. financial system. The Company sold to the Treasury Department in exchange for the capital infusion: (i) 1,834 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share (the "Series A Preferred Stock"), having a liquidation amount per share of $1,000, for a total purchase price of $1,834,000, and (ii) a warrant (the "Warrant") to purchase 92.00092 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series B, par value $0.01 per share (the "Series B Preferred Stock"), with a liquidation amount of $1,000 per share, at an exercise price per share of $.01. The Warrant had a ten year term and was immediately exercisable. Immediately following the issuance of the Series A Preferred Stock and the Warrant, the Treasury Department exercised its rights under the Warrant to acquire 92 shares of the Series B Preferred Stock through a cashless exercise. The Company contributed 90% of the proceeds, or $1,650,600, to the Bank which allowed Monadnock Community Bank to purchase net mortgage-backed securities of $16.0 million during the fourth quarter of 2008 while funding this leverage primarily with FHLB advances and Federal Reserve borrowings, which totaled $11.8 million in order to take advantage of positive interest rate spreads. The mortgage-backed securities were purchased as an interim measure while the Company uses this new capital to increase its lending opportunities.

The Series A Preferred Stock pays cumulative dividends at a rate of 5% per 360 day year for the first five years and thereafter at a rate of 9% per 360 day year. As a result of The American Recovery and Reinvestment Act of 2009, the Company may redeem the Series A Preferred Stock at any time at the liquidation amount plus accrued and unpaid dividends. The Series A Preferred Stock is generally non-voting. The Series B Preferred Stock pays cumulative dividends at a rate of 9% per 360 day year. The Series B Preferred Stock generally has the same rights and privileges as the Series A Preferred Stock. The Securities Purchase Agreement with the U. S. Treasury provides for certain restrictions on dividend payments and stock repurchases by the Company while the securities are outstanding including: (1) the payment of dividends on its common stock without approval of the U.S. Treasury and (2) repurchase of its common stock without approval of the U.S. Treasury during the 10-year period following its issuance (unless the securities have been transferred to a third party). We do not believe the compensation restrictions imposed under the CPP will have a material effect on the Company. The CPP program will allow us to continue our growth strategy and further support individuals and businesses in our local market areas. We believe that the CPP will allow us to improve our franchise and stockholder value over the long term. See Note 2 – Preferred Stock in our consolidated financial statements for additional information.

Our commitment is to provide a reasonable range of products and services to meet the needs of our customers. Our goal is to grow Monadnock Bancorp, Inc. while providing cost effective services to our market area and leveraging our infrastructure.

Financial highlights of our strategy include:

Operating as a Community Savings Bank and Offering Personalized Customer Service. We are committed to meeting the financial needs of the communities in which we operate. We provide a broad range of individualized consumer and business financial services. We believe that we can be more effective in servicing our customers than many of our non-local competitors because our employees and senior management are able to respond promptly to customer needs and inquiries. Our ability to provide these services is enhanced by the experience of our senior management, which has an average of nearly 30 years' experience in the financial services industry.

Increasing Loan Production. Our strategy of increasing net income includes increasing our loan production. Our business plan anticipates that we may emphasize originating commercial real estate, both permanent and construction, commercial business loans and to a lesser extent one- to four-family residential real estate loans. Commercial real estate and commercial business loans provide higher returns and involve a greater degree of credit risk than one- to four-family residential mortgage loans. Because payments on commercial real estate and commercial business loans are often dependent on the successful operation or management of the properties or business, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. Our net loan portfolio increased from $64.0 million at December 31, 2007 to $70.7 million at December 31, 2008, or a 10.5% increase. We plan to continue to grow our loan portfolio with the additional capital that was received from the Preferred Stock issuance to the U.S. Treasury through the Troubled Asset Relief Program.

Building Core Deposits. We offer checking accounts, NOW accounts and savings accounts, which generally are lower cost sources of funds than certificates of deposit and are less sensitive to withdrawal when interest rates fluctuate. In order to build our core deposit base, we intend to continue to offer a broad range of deposit products and to increase our core deposits through possible branch acquisitions, or the establishment of a new office although we currently have no arrangements or understandings regarding any specific transaction. In an effort to increase core deposits and become more competitive, the Bank implemented a high interest, Rewards Checking account in October 2007. At December 31, 2008, this product totaled $10.6 million in deposits.

Maintaining Asset Quality. Our asset quality is reflected in our ratio of non-performing assets to total assets, which was 0.81% and 0.26% at December 31, 2008 and December 31, 2007, respectively. The increase in nonperforming assets was primarily attributable to the following: 1) a commercial loan relationship secured by an inn for $474,000 which was transferred to other real estate owned at the end of the second quarter of 2008 and 2) a commercial loan relationship for $380,000 secured by a convenience store and gas station being placed on nonperforming status at the end of the third quarter of 2008. Management is striving to continue to maintain good asset quality. We have introduced new loan products only when we were confident that our staff had the necessary expertise and sound underwriting and collection procedures were in place. In addition to these lending practices, we invest in high grade securities.

Improving Non-Interest Income. Non-interest income consists primarily of fees, service charges and net gains from securities sales. We plan to target programs to increase non-interest income such as the overdraft checking program we instituted in December 2005.

Improving Our Efficiency Ratio. Our infrastructure and fixed operating costs can support a larger asset base. We believe the proceeds from our recently completed preferred stock issuance described above will allow us to continue to increase our asset base through greater loan production which should help improve our efficiency ratio (non-interest expense divided by net-interest income and non-interest income) by generating additional income. Our efficiency ratio was 91.29% for the year ended December 31, 2008 compared with 90.87% for the year ended December 31, 2007.

All of these initiatives are designed to improve our profitability in future years.

Comparison of Financial Condition at December 31, 2008 and December 31, 2007.

Recent Events. During the fourth quarter of 2008, the Company completed a $1.834 million CPP transaction with the U.S. Treasury Department. The CPP is part of the U. S. Treasury's Troubled Asset Relief Program authorized under the Emergency Economic Stabilization Act of 2008 to stabilize the U. S. financial system. The Company sold preferred stock to the U. S. Treasury in exchange for the capital injection. The additional capital from this preferred stock issuance allowed the Company to increase total assets by $16.8 million, or 15.2%, to $127.6 million at December 31, 2008 from $110.8 million at September 30, 2008. The Company purchased $16.0 million of net mortgage-backed securities during the fourth quarter of 2008 while funding this leverage primarily with FHLB advances and Federal Reserve Bank ("FRB") borrowings, which totaled $11.8 million in order to take advantage of positive interest rate spreads. The Company anticipates that the leverage transaction should have a positive impact on earnings for 2009.

Loans. Our net loan portfolio grew by $6.7 million, or 10.5%, to $70.7 million at December 31, 2008 from $64.0 million at December 31, 2007. Loan growth during the year ended December 31, 2008 was primarily concentrated in commercial and commercial real estate loans which grew $3.4 million and $2.5 million, respectively. Other significant loan increases for the year ended December 31, 2008 were in consumer loans which increased by $766,000, home equity loans which increased by $623,000 and one- to four-family residential loans which increased by $562,000 which was partially offset by a decrease in construction and land development loans of $571,000 and multifamily real estate loans of $597,000. Our business plan anticipates that we may continue to emphasize originating commercial real estate, both permanent and construction, commercial business loans and one- to four-family residential real estate loans. Given the current interest rate environment, we have decided to originate and sell future production of 30 year fixed rate one- to four-family residential mortgages beginning in 2009. We plan to continue to grow our loan portfolio with the additional capital that was received through the U.S. Treasury's Troubled Asset Relief Program as noted above.

Investments. We classify our investments in debt securities as securities held-to-maturity, securities available-for-sale or trading securities. Securities held-to-maturity are carried at amortized cost, securities available-for-sale are carried at market value with unrealized gains and losses shown in accumulated other comprehensive income (loss) as a separate component of stockholders' equity, net of related tax effects, and trading securities are carried at market value with unrealized gains and losses reflected in earnings. We had no securities classified as held-to-maturity or trading securities during 2008 or 2007.

Our investment portfolio increased $14.6 million, or 39.9%, to $51.2 million at December 31, 2008 from $36.6 million at December 31, 2007. The increase was primarily due to the purchase of $45.7 million in mortgage-backed securities guaranteed by Fannie Mae, Ginnie Mae and Freddie Mac, partially offset by $19.9 million in sales of mortgage-backed securities and $10.9 million in principal paydowns of mortgage-backed securities. The increase in the investment portfolio was primarily funded with FHLB advances.

At December 31, 2008, the net unrealized losses on securities available-for-sale, net of related tax effects were $89,000 compared with net unrealized gains on securities available-for-sale, net of related tax effects of $91,000 at December 31, 2007. These net unrealized gains and losses are shown in accumulated other comprehensive income or loss as a separate component of stockholders' equity.

At December 31, 2008, the weighted average maturity of mortgage-backed securities available-for-sale was 316 months, based upon their final maturities. However, normal principal repayments and prepayments of mortgage-backed securities are received regularly, substantially reducing their weighted average maturities. All of our mortgage-backed securities are adjustable with a weighted average term to next repricing adjustment of 27 months on average.

Deposits. Our total deposits decreased $3.0 million to $61.8 million at December 31, 2008 from $64.8 million at December 31, 2007. Interest-bearing deposits decreased $2.3 million to $57.2 million at December 31, 2008 from $59.5 million at December 31, 2007, while noninterest-bearing deposits decreased $760,000 during the year ended December 31, 2008. The decrease in interest-bearing deposits was primarily due to a decrease in time certificates of

$8.1 million, partially offset by an increase in NOW accounts of $6.2 million. The decrease in time certificates was due to a $2.7 million decrease in time certificates over $100,000 as the result of customers transferring these deposits to other deposit products and interest rate sensitive customers withdrawing deposits due to competitive rates being offered elsewhere. The increase in NOW accounts during the year ended December 31, 2008 was due to the implementation of our Rewards Checking account product in the fourth quarter of 2007. Rewards Checking accounts increased $7.2 million during the year ended December 31, 2008 and totaled $10.6 million at December 31, 2008.

Borrowings. FHLB advances and FRB borrowings increased $23.6 million, or 77.4%, to $54.1 million at December 31, 2008 from $30.5 million at December 31, 2007. The increase in FHLB advances and FRB borrowings was used primarily to purchase net mortgage-backed securities and FHLB stock totaling $15.5 million during 2008 as well as to fund net loan growth.

Principal payments due on FHLB advances and FRB borrowings after December 31, 2008 are $15.1 million in 2009, $9.3 million in 2010, $10.6 million in 2011, $5.3 million in 2012, $5.8 million in 2013 and $8.0 million in years thereafter. The FHLB will require the repayment of $4.0 million of borrowings during 2009 if the three-month LIBOR exceeds specified rates; $3.0 million of which is at a weighted average interest rate of 3.04% maturing in 2009 if the three-month LIBOR exceeds 6.50%. Additionally, the FHLB will require the repayment of $1.0 million of borrowings during 2009 if the three-month LIBOR exceeds 6.50% of which borrowings is at an interest rate of 3.99% maturing in 2014. As of December 31, 2008, the three month LIBOR was at 1.425%. During the year ended December 31, 2008, the Bank borrowed an additional $6.0 million in callable advances from the FHLB. These advances are callable at the discretion of the FHLB on the call date noted and most are callable continuously on a quarterly basis thereafter. The FHLB has the right to call $9.0 million in borrowings during 2009, of which borrowings have a weighted average interest rate of 3.86% and a weighted average maturity of 77 months. The FHLB has the right to call $3.0 million in borrowings during 2010, of which borrowings have a weighted average interest rate of 2.90% and a weighted average maturity of 49 months. In addition, the FHLB has the right to call $2.0 million in borrowings during 2011, of which borrowings are at a weighted average interest rate of 3.17% and maturity of 82 months.

Stockholders' Equity. Total stockholders' equity increased $1.4 million, or 14.9%, to $10.9 million at December 31, 2008 from $9.4 million at December 31, 2007. The increase in stockholders' equity was primarily attributable to the capital injection of $1.834 million received from the U.S. Treasury Department. The Company sold 1,834 shares of fixed rate, non-voting, cumulative perpetual, Series A Preferred Stock, with an initial dividend rate of 5% per annum. The U. S. Treasury Department also received warrants, which were immediately exercised, for 92 shares of fixed rate, non-voting, cumulative perpetual, Series B Preferred Stock, with an annual dividend rate of 9%. Other increases in stockholders' equity were attributable to an $81,000 increase related to the recognition of stock option expense as well as restricted stock award amortization and $72,000 in net income for the year ended December 31, 2008. These increases were partially offset by a $411,000 decrease related to the repurchase of 65,000 shares of common stock for treasury and a decrease in accumulated other comprehensive income of $180,000. Our equity to assets ratio was 8.52% at December 31, 2008 compared to 8.97% at December 31, 2007.

Average Balances, Net Interest Income, Yields Earned and Rates Paid

The following table sets forth certain information for the years ended December 31, 2008 and 2007 and at December 31, 2008. The average yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from daily balances.

	At December 31,		For the Year ended December 31,
	2008		2008			2007
	Ending Balance	Weighted Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
	(Dollars in Thousands)

INTEREST-EARNING ASSETS
Loans (1)	$ 71,096	6.20%	$ 67,843	$4,338	6.39%	$ 58,377	$3,993	6.84%
Mortgage-backed securities(2)	51,318	4.97	39,487	1,933	4.90	34,177	1,769	5.18
Agency securities	--	--	--	--	--	2,304	93	4.04
Federal Home Loan Bank stock	2,568	2.50	2,135	73	3.42	1,432	88	6.15
Other interest-earning assets	200	1.86	1,262	22	1.74	1,716	87	5.07

Total interest-earning assets	125,182	5.61	110,727	6,366	5.75	98,006	6,030	6.15
Non-interest earning assets	2,411		2,310			2,039
Total assets	$127,593		$113,037			$100,045

INTEREST-BEARING LIABILITIES

NOW and money market	$ 21,907	2.21	$ 19,941	$ 472	2.37	$ 13,553	$ 250	1.84
Savings deposits	2,292	0.25	2,490	12	0.48	2,353	12	0.51
Time certificates	33,047	3.43	34,164	1,326	3.88	42,303	2,028	4.79
FHLB advances and other borrowings	54,526	3.30	41,654	1,672	4.01	26,370	1,159	4.40

Total interest-bearing liabilities	111,772	3.06	98,249	3,482	3.54	84,579	3,449	4.08
Non-interest bearing liabilities	4,953		5,556			5,881
Total liabilities	116,725		103,805			90,460
Stockholders’ equity	10,868		9,232			9,585
Total liabilities and stockholders’ equity	$127,593		$113,037			$100,045

Net interest/spread		2.55%		$2,884	2.21%		$2,581	2.07%
Net interest margin(3)		2.88%			2.60%			2.63%

Ratio of interest-earning assets to interest-bearing liabilities	112.00%		112.70%			115.88%

____________________

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

	For the Year Ended December 31, 2008 vs. 2007 Increase (Decrease) Due to
	Volume	Rate	Rate/ Volume	Net
	(In Thousands)

INTEREST-EARNING ASSETS
Loans (1)	$ 648	$ (261)	$ (42)	$345
Mortgage-backed and U.S. Government agency securities (2)	153	(76)	(6)	71
Federal Home Loan Bank stock	43	(39)	(19)	(15)
Other interest-earning assets	(23)	(57)	15	(65)

Total interest-earning assets	$ 821	$ (433)	$ (52)	$336

INTEREST-BEARING LIABILITIES

NOW and money market accounts	$ 118	$ 71	$ 33	$222
Savings deposits	1	0	0	1
Time certificates	(391)	(387)	75	(703)
Federal Home Loan Bank advances	672	(101)	(58)	513

Total interest-bearing liabilities	$ 400	$ (417)	$ 50	$ 33

Net interest/spread	$ 421	$ (16)	$ (102)	$303

____________________

(1) Calculated net of deferred costs and includes non-performing loans.

(2) Calculated based on amortized cost.

Comparison of Results of Operations for the Years Ended December 31, 2008 and 2007.

General. We recorded net income of $72,000 for the year ended December 31, 2008 compared with net income of $83,000 for the year ended December 31, 2007. The decrease in earnings for the year ended December 31, 2008 compared with a year earlier was primarily attributable to an increase in noninterest expense of $357,000, an increase in the provision for loan losses of $44,000, partially offset by an increase in net interest and dividend income of $303,000, an increase in noninterest income of $75,000 and a decrease in income tax expense of $13,000.

Our profitability has been marginal during the last few years primarily due to our high fixed operating costs in relation to the amount of net interest and dividend income and noninterest income we generated and our comparatively low net interest margin (net interest and dividend income divided by average interest earning assets). Noninterest expense (consisting primarily of salaries and employee benefits) divided by net interest and dividend income plus noninterest income, commonly referred to as our efficiency ratio was 91.3% for the year ended December 31, 2008 compared with 90.9% for the year ended December 31, 2007. The existing operating platform we have in place relative to the size of our customer base and asset base has tended to negatively impact our profitability in the past. Our net interest margin for the year ended December 31, 2008 was 2.60% as compared to 2.63% for the year ended December 31, 2007.

Net Interest and Dividend Income. Net interest and dividend income increased $303,000, or 11.7%, to $2.9 million for the year ended December 31, 2008 compared to $2.6 million for the year ended December 31, 2007. The increase reflected a $335,000, or 5.6% increase in interest and dividend income, offset by a $33,000, or 1.0%, increase in interest expense. The increase in net interest and dividend income of $303,000 was primarily due to an increase in the average balance of interest-earning assets by $12.7 million, or 13.0%, from $98.0 million for the year ended December 31, 2007 to $110.7 million for the year ended December 31, 2008. This was partially offset by an increase in the average balance of interest-bearing liabilities of $13.6 million, or 16.1%, from $84.6 million for the year ended December 31, 2007 to $98.2 million for the year ended December 31, 2008. The interest rate spread was 2.21% and 2.07% for the year ended December 31, 2008 and 2007, respectively. The increase in the interest rate spread for the year ended December 31, 2008 compared with a year ago was primarily due to a decrease in the average cost of our interest-bearing liabilities by 54 basis points to 3.54% for the year ended December 31, 2008 from 4.08% for the year ended December 31, 2007, partially offset by a decrease of 40 basis points in the average yield of our interest-earning assets to 5.75% for the year ended December 31, 2008 from 6.15% for the year ended December 31, 2007. The decrease in our average cost on interest-bearing liabilities as well as the decrease in the average yield on our interest-earning assets was primarily due to the Federal Reserve's decision to lower the Federal funds rate by 400 basis points since December 2007.

Interest and Dividend Income. Total interest and dividend income increased by $335,000, or 5.6%, to $6.4 million for the year ended December 31, 2008 from $6.0 million for the year ended December 31, 2007. The increase of $335,000 related to an increase in the balance of average interest-earning assets of $12.7 million, or 13.0%, from $98.0 million for the year ended December 31, 2007 to $110.7 million for the year ended December 31, 2008, partially offset by a decrease in the average yields on interest-earning assets from 6.15% for the year ended December 31, 2007 to 5.75% for the year ended December 31, 2008. Interest income on loans increased $345,000 from $4.0 million for the year ended December 31, 2007 to $4.3 million for the year ended December 31, 2008. The increase was primarily the result of an increase in the average loan balance of $9.4 million, or 16.3%, from $58.4 million for the year ended December 31, 2007 to $67.8 million for the year ended December 31, 2008, partially offset by a decrease in the average loan yield from 6.84% for the year ended December 31, 2007 to 6.39% for the year ended December 31, 2008. The increase in the average balance of loans was attributable to a $4.1 million increase in the average balance of commercial real estate loans, a $2.9 million increase in the average balance of one- to four-family residential loans, a $1.4 million increase in the average balance of commercial loans as well as a $773,000 increase in the average balance of consumer loans. The decrease in average loan yields was primarily due to a decrease in the Prime Rate of 400 basis points since December 2007 as well as the addition of new loans at lower rates during 2008.

Interest and dividend income on investment securities, FHLB stock and interest-bearing deposits with other financial institutions decreased by $9,000 to $2.0 million for the year ended December 31, 2008. The decrease was due to a decrease in the average yields on investments from 5.14% for the year ended December 31, 2007 to 4.69% for the year ended December 31, 2008, which was offset by an increase in the average balance of the investment portfolio by $3.6 million from $39.6 million for the year ended December 31, 2007 to $43.2 million for the year ended December 31, 2008. The increase in the average balance of the investment portfolio was the direct result of our leveraging the Bank with FHLB advances and purchasing primarily mortgage-backed securities. The decrease in the average yield was due to the downward repricing of adjustable rate mortgage-backed securities due to the lower interest rate environment, lower dividends received from the FHLB of Boston during 2008 compared with 2007 as well as the purchase of slightly lower yielding investment securities during 2008. The FHLB of Boston has indicated that little or no dividend payments may be made on FHLB stock for the foreseeable future.

Interest Expense. Total interest expense increased by $33,000, or 1.0% from $3.45 million for the year ended December 31, 2007 to $3.5 million for the year ended December 31, 2008. The increase of $33,000 related primarily to an increase in the average balance of interest-bearing liabilities of $13.6 million, or 16.1% from $84.6 million for the year ended December 31, 2007 to $98.2 million for the year ended December 31, 2008, which was offset by a decrease in the average overall cost of interest-bearing liabilities from 4.08% for the year ended December 31, 2007 to 3.54% for the year ended December 31, 2008. Interest expense on deposits decreased $480,000 from $2.3 million for the year ended December 31, 2007 to $1.8 million for the year ended December 31, 2008. The decrease was primarily due to a decrease in the average balance of time certificates of $8.1 million from $42.3 million for the year ended December 31, 2007 to $34.2 million for the year ended December 31, 2008, coupled with a decrease in the average cost of time certificates of 91 basis points from 4.79% for the year ended December 31, 2007 to 3.88% for the year ended December 31, 2008. The average balance of time certificates comprised 72.7% of interest-bearing deposits for the year ended December 31, 2007 compared with 60.4% for the year ended December 31, 2008. The decrease in the average balance of time certificates was due to customers transferring these deposits to other deposit products such as

Rewards Checking as well as interest rate sensitive customers leaving the Bank due to competitive rates being offered elsewhere. Interest expense on NOW accounts increased by $282,000 while interest expense on money market accounts decreased by $60,000. The increase in interest expense on NOW accounts was attributable to an increase in the average balance of NOW accounts by $7.1 million to $11.4 million for the year ended December 31, 2008 from $4.3 million for the year ended December 31, 2007, coupled with an increase in the average cost of NOW accounts by 157 basis points to 3.01% for the year ended December 31, 2008 from 1.44% for the year ended December 31, 2007. The increase in the average balance and average cost of NOW accounts was primarily due to the implementation of our Rewards Checking account product during the fourth quarter of 2007. The decrease in interest expense on money market accounts was attributable to a $747,000 decrease in the average balance of money market accounts to $8.6 million for the year ended December 31, 2008 from $9.3 million for the year ended December 31, 2007, coupled with a 52 basis point decrease in the average overall cost of money market accounts to 1.51% for the year ended December 31, 2008 from 2.03% for the year ended December 31, 2007. The decrease in the average balance of money market accounts was attributable to customers transferring balances from this account to other deposit products with higher interest rates. The decrease in the overall cost of money market accounts was the result of interest rate cuts from the Federal Reserve which lowered the Federal Funds rate by 400 basis points since December 2007.

Interest expense on FHLB advances and other borrowings increased $513,000 from $1.2 million for the year ended December 31, 2007 to $1.7 million for the year ended December 31, 2008. The increase was primarily due to an increase in the average balance of FHLB advances and other borrowings of $15.3 million, or 58.0%, from $26.4 million for the year ended December 31, 2007 to $41.7 million for the year ended December 31, 2008, partially offset by a decrease in the average borrowing cost on FHLB advances and other borrowings from 4.40% for the year ended December 31, 2007 to 4.01% for the year ended December 31, 2008. The increase in average FHLB advances and other borrowings was used to purchase net investment securities, FHLB stock as well as to fund net loan growth. The decrease in the overall cost of FHLB advances and other borrowings was directly the result of interest rate cuts from the Federal Reserve which lowered the Federal Funds rate by 400 basis points since December 2007. FHLB advances and other borrowings recorded during 2008 and still outstanding at the end of the year totaled $27.1 million at a weighted average cost of 2.22% and original weighted average maturity of 34 months.

Provision for Loan Losses. We recorded a provision for loan losses of $156,000 for the year ended December 31, 2008 compared with a provision for loan losses of $112,000 for the year ended December 31, 2007. The increase in the provision for loan losses was primarily due to an increase in the level of net charge-offs of $133,000 for the year ended December 31, 2008 compared with $61,000 for the year ended December 31, 2007. In addition, the increase in the provision was necessary due to additional weakness we identified in a commercial loan for a retail sporting goods establishment for the year ended December 31, 2008. The increase in the provision for loan losses was partially offset by the classification of certain loans into more favorable risk ratings during 2008 due to the seasoning of real estate owner-occupied first mortgage loans. The allowance for loan losses as of December 31, 2008 was maintained at a level that represents management's best estimate of losses inherent in the loan portfolio. Although we believe that we have established the allowance for loan losses at levels to absorb probable and estimable losses, future additions or deductions may be necessary if economic or other conditions in the future differ from the current environment. Provisions to the allowance may be necessary if the market in which we operate further deteriorates, or the composition of our loan portfolio changes. Additionally, regulatory agencies review our allowance for loan losses as part of their examination process. Such agencies may require us to recognize additions to the allowance based on judgments which may be different from those of management.

Total Noninterest Income. Noninterest income increased $75,000, or 21.2%, to $428,000 for the year ended December 31, 2008 from $353,000 for the year ended December 31, 2007. The increase was primarily attributable to net gains on sales of available-for-sale securities of $125,000 for the year ended December 31, 2008 compared with $76,000 of such sales for the year ended December 31, 2007, an increase in income related to debit, credit and ATM transactions as well as an increase in net servicing income for the year ended December 31, 2008 compared with the same period in 2007.

Total Noninterest Expense. Noninterest expense increased $357,000, or 13.4% to $3.0 million for the year ended December 31, 2008 compared with $2.7 million for the year ended December 31, 2007. Salaries and employee benefits expense increased $154,000 from $1.4 million for the year ended December 31, 2007 to $1.5 million for the year ended December 31, 2008. The increase in salaries and employee benefits expense related to an increase in staffing for the commercial lending area, salary increases, an increase in benefit costs for medical coverage, increases related to stock benefit plans for executives and employees, partially offset by an increase in the deferrals of loan origination costs. Other increases in noninterest expense related to an increase of $80,000 in other expenses, a $50,000 increase in data processing costs and a $41,000 increase in other real estate owned and collection expense. The increase in other expenses related to higher Federal Deposit Insurance Corporation assessment premiums in 2008 compared with 2007, additional ongoing expenses related to the Rewards Checking product as well as increased expenses for directors related to fees and stock benefit plans. The increase in data processing costs related to increased service bureau costs as well as computer related costs due to internal controls compliance under Sarbanes-Oxley and other technical support costs. On December 16, 2008, the Board of Directors of the FDIC approved a restoration plan for the Deposit Insurance Fund which will raise the assessment rate schedule uniformly by seven basis points (annualized), beginning January 1, 2009, from five basis points to twelve basis points. Beginning in the second quarter of 2009, the FDIC has also proposed a new rule that may also adjust the base assessment based on an institution's level of unsecured debt, secured liabilities and brokered deposits. As a result, the Bank may also be subject to additional assessments beginning April 1, 2009 since the Bank's FHLB advances exceed 15% of domestic deposits. There can be no assurance that the proposed rule for the second quarter of 2009 will be implemented by the FDIC in its proposed form. The increase in FDIC assessments may have a negative effect on the Bank's earnings for 2009.

Income Taxes. Income tax expense decreased $13,000, or 17.8%, to $60,000 for the year ended December 31, 2008 from $73,000 for the year ended December 31, 2007. The effective tax rate was 45.2% for the year ended December 31, 2008 compared to 46.8% for the year ended December 31, 2007.

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

•

Using FHLB advances and pricing on fixed-term non-core deposits to align maturities and repricing terms;

•

Purchasing adjustable rate securities;

•

Originating and purchasing adjustable rate loans;

•

Originating and purchasing a reasonable volume of fixed rate mortgages; and

•

Managing our deposits to establish stable deposit relationships.

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

The Office of Thrift Supervision provides us with the information presented in the following table, which is based on information provided to the Office of Thrift Supervision by Monadnock Community Bank. It presents the change in Monadnock Community Bank's net portfolio value at December 31, 2008 (the latest data available), that would occur upon an immediate change in interest rates based on Office of Thrift Supervision assumptions, but without giving effect to any steps that management might take to counteract such change.

The following table illustrates the change in net interest income at December 31, 2008 that would occur in the event of an immediate change in interest rates, with no effect given to any steps that management might take, within the parameters established by our asset/liability management committee, to counter the effect of such interest movement. Due to the low interest rate environment at December 31, 2008, the down 200 basis point scenario is not applicable.

	At December 31, 2008
Change in Interest Rates in Basis Points ("bp") (Rate Shock in Rates)	Net Portfolio Value			as % of PV of Assets
	$ Amount	$ Change	% Change	NPV Ratio	$ Change
	(Dollars in Thousands)

+300 bp	9,889	(442)	(4)%	7.84%	(4)bp
+200 bp	10,621	289	3%	8.28%	40bp
+100 bp	10,657	326	3%	8.21%	33bp
0 bp	10,331	--	-- %	7.88%	--
-100 bp	9,382	(949)	(9)%	7.11%	(77)bp

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

Our liquidity, represented by cash and cash equivalents and mortgage-backed and related securities, is a product of our operating, investing and financing activities. Our primary sources of funds are deposits; amortization, prepayments and maturities of outstanding loans and mortgage-backed securities; and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and mortgage-backed related securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, we invest excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements. We also generate cash through borrowings. We utilize FHLB advances and Federal Reserve borrowings to leverage our capital base and provide funds for our lending and investment activities, and enhance our interest rate risk management.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits and federal funds sold. On a longer-term basis, we maintain a strategy of investing in various lending products such as residential, commercial and consumer loans. We use our sources of funds primarily to meet ongoing commitments, to pay maturing time deposits and savings withdrawals, to fund loan commitments and to maintain our portfolio of mortgage-backed and related securities. At December 31, 2008, the total approved and unfunded loan commitments amounted to $7.5 million, which includes the unadvanced portion of loans of $7.2 million. Certificates of deposit, advances from the FHLB of Boston and borrowings from the Federal Reserve scheduled to mature in one year or less at December 31, 2008, totaled $24.4 million, $14.1 million and $1.0 million, respectively. Based on historical experience, we believe that a significant portion of maturing deposits will remain with Monadnock Community Bank. We anticipate that we will continue to have sufficient funds, through deposits and borrowings, to meet our current commitments.

During 2008, the Bank took certain actions to improve our contingency liquidity in the event additional liquidity was needed. We secured a repurchase line of credit with a brokerage firm for $5.0 million. We secured a liquidity line with a correspondent bank for $1.0 million. At December 31, 2008, we had approximately $2.7 million in investment securities as collateral to support discount window borrowings from the FRB. At December 31, 2008, we had approximately $1.7 million in discount window borrowings available to us from the FRB.

At December 31, 2008, we had an additional borrowing capacity with the FHLB of Boston of $9.8 million based on our collateral with the FHLB of Boston as well as our internal policy which limits FHLB advances to 50% of total assets.

Stockholders' Equity

Total stockholders' equity increased $1.4 million, or 14.9%, to $10.87 million at December 31, 2008 from $9.44 million at December 31, 2007. The increase in stockholders' equity was primarily attributable to the capital injection of $1.834 million received from the U.S. Treasury Department. The Company sold 1,834 shares of fixed rate, non-voting, cumulative perpetual, Series A Preferred Stock, with an initial dividend rate of 5%. The U. S.

Treasury Department also received warrants, which were immediately exercised, for 92 shares of fixed rate, non-voting, cumulative perpetual, Series B Preferred Stock, with an annual dividend rate of 9%. Other increases in stockholders' equity were attributable to an $81,000 increase related to the recognition of stock option expense as well as restricted stock award amortization and $72,000 in net income for the year ended December 31, 2008. These increases were partially offset by a $411,000 decrease related to the repurchase of 65,000 shares of common stock for treasury and a decrease in accumulated other comprehensive income of $180,000. Our equity to assets ratio was 8.52% at December 31, 2008 compared to 8.97% at December 31, 2007. See Note 2 – Preferred Stock and Management's Discussion and Analysis of Financial Condition and Results of Operations under the section "Management Strategy" for additional information.

Consistent with our goal to operate a sound and profitable financial institution, we actively seek to maintain a "well-capitalized" institution in accordance with regulatory standards. As of December 31, 2008, the most recent notification from the Office of Thrift Supervision categorized Monadnock Community Bank as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the bank must maintain Tier I leverage, Tier I risk-based and total risk-based capital ratios of 5%, 6% and 10%, respectively. There have been no conditions or events since that notification that management believes would cause a change in Monadnock Community Bank's categorization.

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

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109" (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2007. The Company's adoption of FIN 48 did not have a material impact on its financial statements.

In September 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") on Issue No. 06-4 "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements," (EITF Issue 06-4). EITF 06-4 requires companies with an endorsement split-dollar life insurance arrangement to recognize a liability for future postretirement benefits. The effective date is for fiscal years beginning after December 15, 2007, with earlier application permitted. The Company should recognize the effects of applying this issue through either (a) a change in accounting principle through a cumulative effect adjustment to retained earnings or (b) a change in accounting principle through retrospective application to all periods.

The adoption of the new issue did not have a material impact on the Company's financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. The FASB's FSP FAS 157-2, "Effective Date of FASB Statement No. 157", defers until January 1, 2009, the application of SFAS 157 to nonfinancial assets and nonfinancial liabilities not recognized or disclosed at least annually at fair value. This includes nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination or other new basis event, but not measured at fair value in subsequent periods. The Company adopted this statement on January 1, 2008. See Note 15- Fair Value Measurements for additional information.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115" (SFAS 159). SFAS 159 permits entities, at specified election dates, to choose to measure certain financial instruments at fair value that are not currently required to be measured at fair value. The fair value option is applied on an instrument-by-instrument basis, is irrevocable and can only be applied to an entire instrument and not to specified risks, specific cash flows, or portions of that instrument. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date and upfront fees and costs related to those items will be recognized in earnings as incurred and not deferred. SFAS No. 159 is effective in fiscal years beginning after November 15, 2007 and may not be applied retrospectively. The adoption of the new standard did not have a material impact on the Company's financial position, results of operations or cash flows. See Note 15 - Fair Value Measurements for additional information.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements and Amendment of ARB No. 51 ("SFAS No. 160"). The new pronouncement requires all entities to report noncontrolling (minority) interests in subsidiaries as a component of stockholders' equity. SFAS No. 160 will be effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. Management does not anticipate that this statement will have a material impact on the Company's financial condition and results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" (SFAS 141(R)). SFAS 141(R) will significantly change the accounting for business combinations. Under SFAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. It also amends the accounting treatment for certain specific items including acquisition costs and non controlling minority interests and includes a substantial number of new disclosure requirements. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. The Company does not expect the adoption of this statement to have a material impact on its financial condition and results of operations.

In February 2008, the FASB issued FSP FAS 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions." This FSP provides guidance on how the transferor and transferee should separately account for a transfer of a financial asset and a related repurchase financing if certain criteria are met. This guidance will be effective January 1, 2009. The adoption of this new FSP is not expected to have a material effect on the Company's results of operations or financial position.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133" (SFAS 161). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The guidance in SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company does not expect the adoption of this statement to have a material impact on its financial condition and results of operations.

In April 2008, the FASB issued FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets." This FSP provides guidance as to factors considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, "Goodwill and Other Intangible Assets." This guidance will be effective January 1, 2009. The adoption is not expected to have a material effect on the Company's results of operations or financial position.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." This standard formalizes minor changes in prioritizing accounting principles used in the preparation of financial statements that are presented in conformity with GAAP. This standard became effective November 18, 2008.

Report of Management on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

1)

Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

2)

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

3)

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has used the framework set forth in the report entitled "Internal Control – Integrated Framework" published by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the Company's internal control over financial reporting. Management has concluded that the Company's internal control over financial reporting was effective as of the end of the most recent fiscal year.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Form 10-K.

By:	/s/ William M. Pierce, Jr.	By:	/s/ Karl F. Betz
William M. Pierce, Jr.		Karl F. Betz
President, Chief Executive Officer and Director		Senior Vice President and Chief Financial Officer
(Principal Executive Officer)		(Principal Accounting Officer)

Date: March 23, 2009		Date: March 23, 2009

The Board of Directors

Monadnock Bancorp, Inc.

Peterborough, New Hampshire

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of Monadnock Bancorp, Inc. and Subsidiary as of
December 31, 2008 and 2007 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Monadnock Bancorp, Inc. and Subsidiary as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts

February 24, 2009

MONADNOCK BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2008 and 2007

ASSETS	2008	2007
Cash and due from banks	$ 699,761	$ 1,181,206
Total cash and cash equivalents	699,761	1,181,206
Interest-bearing time deposit in other bank	200,000	100,000
Investments in available-for-sale securities (at fair value)	51,171,392	36,595,813
Federal Home Loan Bank stock, at cost	2,568,300	1,607,700
Loans, net of allowance for loan losses of $413,337 as of December 31, 2008 and $389,770 as of December 31, 2007	70,702,121	64,030,781
Premises and equipment	743,883	809,493
Other real estate owned	521,349
Goodwill	132,293	132,293
Core deposit intangible	43,875	61,250
Accrued interest receivable	582,314	442,749
Other assets	227,359	214,674
Total assets	$127,592,647	$105,175,959

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
Noninterest-bearing	$ 4,525,816	$ 5,286,039
Interest-bearing	57,246,233	59,531,823
Total deposits	61,772,049	64,817,862
Federal Home Loan Bank advances	53,125,924	30,537,976
Federal Reserve Bank borrowings	1,000,000
Other borrowings – ESOP loan	400,000
Other liabilities	427,185	383,533
Total liabilities	116,725,158	95,739,371
Stockholders' equity:
Preferred stock, par value $.01 per share; authorized 2,000,000 shares; Preferred stock, fixed rate cumulative perpetual, Series A, par value $0.01 per share; 1,834 shares issued at December 31, 2008; liquidation value $1,000 per share	18
Preferred stock, fixed rate cumulative perpetual, Series B, par value $0.01 per share; 92 shares issued at December 31, 2008; liquidation value $1,000 per share	1
Common stock, par value $.01 per share; authorized 10,000,000 shares; 1,293,608 shares issued at December 31, 2008 and 2007; 1,163,958 and 1,228,958 outstanding at December 31, 2008 and December 31, 2007, respectively	12,936	12,936
Paid-in capital	9,629,945	7,755,439
Retained earnings	2,782,651	2,710,788
Unearned compensation - ESOP	(360,916)	(402,683)
Unearned compensation – Restricted stock awards	(266,228)	(298,799)
Treasury stock, at cost (129,650 shares at December 31, 2008 and 64,650 shares at December 31, 2007)	(842,238)	(431,687)
Accumulated other comprehensive (loss) income	(88,680)	90,594
Total stockholders' equity	10,867,489	9,436,588
Total liabilities and stockholders' equity	$127,592,647	$105,175,959

The accompanying notes are an integral part of these consolidated financial statements.

MONADNOCK BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2008 and 2007

	2008	2007

Interest and dividend income:
Interest and fees on loans	$4,338,000	$3,993,166
Interest on investments-taxable	1,933,132	1,862,320
Other interest income	94,276	174,497
Total interest and dividend income	6,365,408	6,029,983
Interest expense:
Interest on deposits	1,809,929	2,289,822
Interest on Federal Home Loan Bank advances and other borrowings	1,671,701	1,159,016
Total interest expense	3,481,630	3,448,838
Net interest and dividend income	2,883,778	2,581,145
Provision for loan losses	156,249	111,709
Net interest and dividend income after provision for loan losses	2,727,529	2,469,436
Noninterest income:
Service charges on deposits	201,215	199,018
Net gain on sales of available-for-sale securities	124,890	75,759
Loan commissions		2,246
Other income	102,061	75,779
Total noninterest income	428,166	352,802
Noninterest expense:
Salaries and employee benefits	1,522,471	1,368,648
Occupancy expense	161,429	156,310
Equipment expense	88,525	87,651
Data processing	268,539	218,978
Blanket bond insurance	15,835	16,250
Professional fees	211,338	196,499
Supplies and printing	34,396	43,957
Telephone expense	57,210	50,885
Marketing expense	129,000	110,597
Postage expense	38,253	40,916
Other real estate owned and collection expense	45,275	4,149
Other expense	451,091	371,230
Total noninterest expense	3,023,362	2,666,070
Income before income tax expense	132,333	156,168
Income tax expense	59,857	73,132
Net income	$ 72,476	$ 83,036

Shares used in computing net income per share:
Basic	1,094,525	1,177,299
Diluted	1,127,614	1,218,087
Net income available per common share – basic	$ 0.06	$ 0.07
Net income available per common share – diluted	0.06	0.07

The accompanying notes are an integral part of these consolidated financial statements.

MONADNOCK BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2008 and 2007

	Preferred Stock Series A	Preferred Stock Series B	Common Stock	Paid-In Capital	Retained Earnings	Unearned Compensation ESOP	Unearned Restricted Stock Awards	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2006	$		$$12,936	$7,725,786	$2,627,752	$(431,445)	$(139,104)	$	$(120,125)	$ 9,675,800
Comprehensive loss:
Net income					83,036
Net change in unrealized
holding loss on available
for-sale securities,
net of tax effect									210,719
Comprehensive income										293,755
Employee Stock Ownership
Plan Distribution				(2,482)		28,762				26,280
Purchase of common stock
for Equity Incentive
Plan (26,538 shares)				(5,307)			(175,151)			(180,458)
Purchase of common stock
for Treasury (64,650 shares)								(431,687)		(431,687)
Recognition of stock option
expense				37,442						37,442
Restricted stock award
amortization							15,456			15,456
Balance, December 31, 2007			12,936	7,755,439	2,710,788	(402,683)	(298,799)	(431,687)	90,594	9,436,588
Comprehensive income:
Net income					72,476
Net change in unrealized
holding loss on available
for sale securities,
net of tax effect									(179,274)
Comprehensive income										(106,798)
Employee Stock Ownership
Plan Distribution				(8,205)		41,767				33,562
Purchase of common stock
for Treasury (65,000 shares)								(410,551)		(410,551)
Recognition of stock option
expense				48,117						48,117
Restricted stock award
amortization							32,571			32,571
Preferred stock issuance	18	1		1,833,981						1,834,000
Preferred stock accretion
(amortization)				613	(613)					-
Balance, December 31, 2008	$ 18	$ 1	$12,936	$9,629,945	$2,782,651	$(360,916)	$(266,228)	$(842,238)	$ (88,680)	$10,867,489

MONADNOCK BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2008 and 2007

(Continued)

Reclassification disclosure for the years ended December 31:

	2008	2007
Net unrealized holding (losses) gains on available-for-sale securities	$(171,971)	$424,690
Reclassification adjustment for net realized gains in net income	(124,890)	(75,759)
Other comprehensive(loss) income before income tax effect	(296,861)	348,931
Income tax expense	117,587	(138,212)
Other comprehensive (loss) income, net of tax	$(179,274)	$210,719

Accumulated other comprehensive loss as of December 31, 2008 consists of net unrealized holding losses on available-for-sale securities, net of taxes. Accumulated other comprehensive income as of December 31, 2007 consists of net unrealized holding gains on available-for-sale securities, net of taxes.

The accompanying notes are an integral part of these consolidated financial statements.

MONADNOCK BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:
Net income	$ 72,476	$ 83,036
Adjustments to reconcile net income to net cash provided by operating activities:
Net gain on sales of available-for-sale securities	(124,890)	(75,759)
Net amortization of securities	174,467	82,750
Change in deferred loan origination costs, net	18,460	(31,619)
Provision for loan losses	156,249	111,709
Amortization of unearned compensation – restricted stock award plans	32,571	15,456
Recognition of stock option expense	48,117	37,442
Depreciation and amortization	108,516	107,495
Increase in accrued interest receivable	(139,565)	(15,070)
Amortization of core deposit intangible	17,375	20,375
Decrease (increase) in other assets	23,428	(41,235)
Decrease in loan servicing rights and interest-only strips, net	1,740	13,851
Decrease (increase) in prepaid expenses	15,786	(16,800)
Deferred income tax expense	9,521	68,736
Increase in taxes receivable	(53,639)	(21,913)
(Decrease) increase in restricted stock award plans accrued expense	(6)	10,355
Increase in accrued expenses	59,704	20,487
Increase in accrued interest payable	54,886	24,835
Increase in other liabilities	70,696	17,375

Net cash provided by operating activities	545,892	411,506

Cash flows from investing activities:
Purchase of interest-bearing time deposits in other bank	(100,000)
Purchases of available-for-sale securities	(45,676,094)	(22,855,000)
Proceeds from sales of available-for-sale securities	19,858,430	12,233,726
Principal payments received on available-for-sale securities	10,895,647	12,687,247
Purchases of Federal Home Loan Bank stock, net	(960,600)	(279,400)
Loan originations and principal collections, net	(6,473,528)	(9,508,786)
Loans purchased	(898,981)	(896,793)
Recoveries of previously charged off loans	5,111	4,025
Capital expenditures - premises and equipment	(42,906)	(130,173)

Net cash used in investing activities	(23,392,921)	(8,745,154)

MONADNOCK BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2008 and 2007

(continued)

	2008	2007
Cash flows from financing activities:
Net increase in demand deposits, savings and NOW deposits	5,032,618	3,086,495
Net (decrease) increase in time deposits	(8,078,431)	369,458
Net change on short-term advances from Federal Home Loan Bank	4,144,000	(976,000)
Long-term advances from Federal Home Loan Bank	27,099,081	13,240,857
Payments on long-term advances from Federal Home Loan Bank	(8,655,133)	(6,692,000)
Refinance ESOP loan with another financial institution	400,000
Net change in short-term borrowing from Federal Reserve	1,000,000
Purchase of common stock for treasury	(410,551)	(431,687)
Purchase of 26,538 shares for Equity Incentive Plan		(180,458)
Proceeds from issuance of preferred stock	1,834,000

Net cash provided by financing activities	22,365,584	8,416,665

Net (decrease) increase in cash and cash equivalents	(481,445)	83,017
Cash and cash equivalents at beginning of period	1,181,206	1,098,189
Cash and cash equivalents at end of period	$ 699,761	$ 1,181,206

Supplemental disclosures:
Interest paid	$ 3,426,744	$ 3,424,003
Income taxes paid	100,000	24,405
Allocation of common stock by the ESOP	33,562	26,280
Transfer of loans to other real estate owned	521,349

The accompanying notes are an integral part of these consolidated financial statements.

MONADNOCK BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2007

NOTE 1 - NATURE OF OPERATIONS

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

NOTE 2 – PREFERRED STOCK

On December 19, 2008, the Company entered into a Letter Agreement, which includes a Securities Purchase Agreement (together, the "Purchase Agreement"), with the United States Department of the Treasury ("Treasury Department") pursuant to which the Company has issued and sold to the Treasury Department: (i) 1,834 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share (the "Series A Preferred Stock"), having a liquidation amount per share of $1,000, for a total purchase price of $1,834,000, and (ii) a warrant (the "Warrant") to purchase 92.00092 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series B, par value $0.01 per share (the "Series B Preferred Stock"), with a liquidation amount of $1,000 per share, at an exercise price per share of $.01. The Warrant had a ten year term and was immediately exercisable. Immediately following the issuance of the Series A Preferred Stock and the Warrant, the Treasury Department exercised its rights under the Warrant to acquire 92 shares of the Series B Preferred Stock through a cashless exercise.

The Series A Preferred Stock pays cumulative dividends at a rate of 5% per 360 day year for the first five years and thereafter at a rate of 9% per 360 day year. The Purchase Agreement provided that (1) the Company may not redeem the Series A Preferred Stock during the first three years except with the proceeds from a "qualified equity offering" and (2) after three years, the Company may, at its option, redeem the Series A Preferred Stock at the liquidation amount plus accrued and unpaid dividends (the "Redemption Amount"). As a result of the enactment of The American Recovery and Reinvestment Act of 2009 on February 17, 2009, the Series A Preferred Stock and the Series B Preferred Stock may be redeemed by the Company upon payment of the Redemption Amount. The Series A Preferred Stock is generally non-voting. The Series B Preferred Stock pays cumulative dividends at a rate of 9% per 360 day year. The Series B Preferred Stock generally has the same rights and privileges as the Series A Preferred Stock.

The Series A Preferred Stock and the Warrant were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended. The Company has agreed to register for resale the Series A Preferred Stock and the Series B Preferred Stock upon the request of the Treasury Department. The Purchase Agreement provides that neither the Series A Preferred Stock nor the Series B Preferred Stock will be subject to any contractual restrictions on transfer, except that the Treasury Department and its transferees may not effect any transfer of the Series A Preferred Stock or the Series B Preferred Stock that would cause the Company to otherwise become subject to the periodic reporting requirements of the Securities Exchange Act of 1934. The Purchase Agreement also provides for certain restrictions on dividend payments and stock repurchases by the Company.

The Company has allocated the $1.834 million in proceeds received from the U. S. Treasury Department between Series A Preferred Stock and Series B Preferred Stock assuming that the Preferred Stock would be replaced with a qualifying equity offering and the Preferred Stock would therefore be redeemed at the end of 5 years. The allocation has been recorded assuming a discount rate of 15% on the cash flows of each instrument.

The allocation of the proceeds is as follows:

Series A Preferred Stock	$1,728,809
Series B Preferred Stock	105,191
Proceeds received from the Treasury Department	$1,834,000

The Preferred Stock Series A is being accreted over a 5 year period, so that at the end of 5 years, the balance in Preferred Stock would equal $1,834,000.

      Estimated accretion from retained earnings for each of the five years succeeding 2008 is as follows:

2009	$ 21,038
2010	21,038
2011	21,038
2012	21,038
2013	20,338
$104,490

The Preferred Stock Series B is being amortized over a 5 year period, so that at the end of 5 years, the balance in Preferred Stock would equal $92,001.

      Estimated amortization to retained earnings for each of the five years succeeding 2008 is as follows:

2009	$ 2,638
2010	2,638
2011	2,638
2012	2,638
2013	2,550
$13,102

NOTE 3 - ACCOUNTING POLICIES

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

BASIS OF CONSOLIDATION:

The consolidated financial statements include the accounts of Monadnock Bancorp, Inc. and its wholly-owned subsidiary, the Bank for 2008 and 2007. All significant intercompany accounts and transactions have been eliminated.

CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items and due from banks.

Cash and due from banks as of December 31, 2008 and 2007 includes $298,000 and $75,000, respectively, which is subject to withdrawals and usage restrictions to satisfy the reserve requirements of the Federal Reserve Bank. In addition, as of December 31, 2008 and 2007 a total of $50,000 is required to be maintained at another correspondent bank.

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

On December 8, 2008, the Federal Home Loan Bank of Boston announced a moratorium on the repurchase of excess stock held by its members. The moratorium will remain in effect indefinitely.

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

IDENTIFIED INTANGIBLE ASSETS AND GOODWILL:

Intangible assets include the excess of the purchase price over the fair value of net assets acquired (goodwill) in the acquisition of the branch purchase with Fitchburg Savings Bank effective October 15, 2004 as well as a core deposit intangible (CDI) related to the branch purchase noted above. The core deposit intangible is amortized using the sum of the year's digits method over 9.3 years. The Company periodically evaluates intangible assets for impairment on the basis of whether any events and circumstances might have diminished the fair value of such assets below their carrying value. The Company has determined that the carrying values of identified intangible assets and goodwill are not impaired as of December 31, 2008.

A summary of acquired amortized intangible assets is as follows:

	As of December 31, 2008
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangible-branch purchase	$135,000	$91,125	$43,875

	As of December 31, 2007
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangible-branch purchase	$135,000	$73,750	$61,250

Aggregate amortization expense was $17,375 and $20,375 in 2008 and 2007, respectively.

Estimated amortization expense for each of the five years succeeding 2008, and thereafter, is as follows:

2009	$14,375
2010	11,375
2011	8,375
2012	5,583
2013	4,000
Thereafter	167
$43,875

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

Reconciliation of the numerators and the denominators of the basic and diluted per share computations for net income are as follows:

	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Year ended December 31, 2008
Basic EPS
Net income as reported	$ 72,476
Preferred stock net accretion	(613)
Cumulative preferred stock dividend earned	(3,333)
Net income available to common shareholders	$ 68,530	1,094,525	$ 0.06
Effect of dilutive securities options		33,089
Diluted EPS
Net income available to common stockholders	$ 68,530	1,127,614	$ 0.06

Year ended December 31, 2007
Basic EPS
Net income	$ 83,036	1,177,299	$ 0.07
Effect of dilutive securities options		40,788
Diluted EPS
Net income	$ 83,036	1,218,087	$ 0.07

STOCK-BASED COMPENSATION:

At December 31, 2008, the Company has two stock-based incentive plans which are described more fully in Note 12. Beginning in 2006, the Company accounts for the plans under the recognition and measurement principles of SFAS 123 (revised 2004), "Share-Based Payment." During the years ended December 31, 2008 and 2007, $48,117 and $37,442, respectively, in stock-based employee compensation was recognized. The compensation cost that has been charged against income for the granting of stock awards under the Monadnock Community Bancorp, Inc. 2005 Recognition and Retention Plan and Monadnock Bancorp, Inc. Equity Incentive Plan was $32,565 and $25,811 for the years ended December 31, 2008 and 2007, respectively.

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

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157 ("SFAS 157"), Fair Value Measurements, which provides a framework for measuring fair value under generally accepted accounting principles. See Note 15.

The Company also adopted SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115. SFAS No. 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. The Company did not elect fair value treatment for any financial assets or liabilities upon adoption.

RECENT ACCOUNTING PRONOUNCEMENTS:

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109" (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2007. The Company's adoption of FIN 48 did not have a material impact on its financial statements.

In September 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") on Issue No. 06-4 "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements," (EITF Issue 06-4). EITF 06-4 requires companies with an endorsement split-dollar life insurance arrangement to recognize a liability for future postretirement benefits. The effective date is for fiscal years beginning after December 15, 2007, with earlier application permitted. The Company should recognize the effects of applying this issue through either (a) a change in accounting principle through a cumulative effect adjustment to retained earnings or (b) a change in accounting principle through retrospective application to all periods. The adoption of the new issue did not have a material impact on the Company's financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. The FASB's FSP FAS 157-2, "Effective Date of FASB Statement No. 157", defers until January 1, 2009, the application of SFAS 157 to nonfinancial assets and nonfinancial liabilities not recognized or disclosed at least annually at fair value. This includes nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination or other new basis event, but not measured at fair value in subsequent periods. The Company adopted this statement on January 1, 2008. See Note 15- Fair Value Measurements for additional information.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115" (SFAS 159). SFAS 159 permits entities, at specified election dates, to choose to measure certain financial instruments at fair value that are not currently required to be measured at fair value. The fair value option is applied on an instrument-by-instrument basis, is irrevocable and can only be applied to an entire instrument and not to specified risks, specific cash flows, or portions of that instrument. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date and upfront fees and costs related to those items will be recognized in earnings as incurred and not deferred. SFAS No. 159 is effective in fiscal years beginning after November 15, 2007 and may not be applied retrospectively. The adoption of the new standard did not have a material impact on the Company's financial position, results of operations or cash flows. See Note 15 - Fair Value Measurements for additional information.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements and Amendment of ARB No. 51 ("SFAS No. 160"). The new pronouncement requires all entities to report noncontrolling (minority) interests in subsidiaries as a component of stockholders' equity. SFAS No. 160 will be effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. Management does not anticipate that this statement will have a material impact on the Company's financial condition and results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" (SFAS 141(R)). SFAS 141(R) will significantly change the accounting for business combinations. Under SFAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. It also amends the accounting treatment for certain specific items including acquisition costs and non controlling minority interests and includes a substantial number of new disclosure requirements. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. The Company does not expect the adoption of this statement to have a material impact on its financial condition and results of operations.

In February 2008, the FASB issued FSP FAS 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions." This FSP provides guidance on how the transferor and transferee should separately account for a transfer of a financial asset and a related repurchase financing if certain criteria are met. This guidance will be effective January 1, 2009. The adoption of this new FSP is not expected to have a material effect on the Company's results of operations or financial position.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133" (SFAS 161). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The guidance in SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company does not expect the adoption of this statement to have a material impact on its financial condition and results of operations.

In April 2008, the FASB issued FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets." This FSP provides guidance as to factors considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, "Goodwill and Other Intangible Assets." This guidance will be effective January 1, 2009. The adoption is not expected to have a material effect on the Company's results of operations or financial position.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." This standard formalizes minor changes in prioritizing accounting principles used in the preparation of financial statements that are presented in conformity with GAAP. This standard became effective November 18, 2008.

NOTE 3 - INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES

Debt securities have been classified in the consolidated balance sheets according to management's intent. The amortized cost of securities and their approximate fair values are as follows:

	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2008:
Mortgage-backed securities:
FNMA	$26,175,930	$110,894	$(146,516)	$26,140,308
FHLMC	16,182,334	47,719	(30,704)	16,199,349
GNMA	8,959,973	24,222	(152,460)	8,831,735
Total mortgage-backed securities	51,318,237	182,835	(329,680)	51,171,392
Total investments in available-for sale securities	$51,318,237	$182,835	$(329,680)	$51,171,392

	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2007:
Mortgage-backed securities:
FNMA	$13,639,059	$113,755		$$13,752,814
FHLMC	8,370,811	31,490	(4,330)	8,397,971
GNMA	14,435,927	36,087	(26,986)	14,445,028
Total mortgage-backed securities	36,445,797	181,332	(31,316)	36,595,813
Total investments in available-for sale securities	$36,445,797	$181,332	$(31,316)	$36,595,813

There were no securities of issuers whose aggregate carrying amount exceeded 10% of stockholders' equity as of

December 31, 2008.

As of December 31, 2008 and 2007, securities with carrying amounts totaling $51,028,783 and $20,998,650, respectively, were pledged to secure Federal Home Loan Bank advances and Federal Reserve borrowings.

The fair value of available-for-sale securities by contractual maturity at December 31, 2008 are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Fair Value

Due after ten years	$51,171,392
$51,171,392

Proceeds from sales of available-for-sale securities were $19,858,430 during the year ended December 31, 2008. Gross realized gains and gross realized losses on those sales were $133,492 and $8,602, respectively. Proceeds from sales of available-for-sale securities were $12,233,726 during the year ended December 31, 2007. Gross realized gains and gross realized losses on those sales were $78,259 and $2,500, respectively. The tax provision applicable to these net gains amounted to $49,469 during 2008 and $30,008 during 2007.

The aggregate fair value and unrealized losses of securities that have been in a continuous unrealized-loss position for less than twelve months and for twelve months or more, and are not other than temporarily impaired, are as follows:

December 31, 2008	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities:
FNMA	$13,022,039	$146,516	$		$$13,022,039	$146,516
FHLMC	6,764,048	30,704			6,764,048	30,704
GNMA	6,393,921	120,782	729,440	31,678	7,123,361	152,460
Total temporarily impaired securities	$26,180,008	$298,002	$729,440	$31,678	$26,909,448	$329,680

December 31, 2007	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities:
FHLMC	$2,675,334	$ 4,330	$		$$2,675,334	$ 4,330
GNMA	4,651,556	8,880	2,424,148	18,106	7,075,704	26,986
Total temporarily impaired securities	$7,326,890	$13,210	$2,424,148	$18,106	$9,751,038	$31,316

The investments in the Company's investment portfolio that are temporarily impaired as of December 31, 2008 and 2007 consist of debt securities issued by U.S. government agencies and a U.S. government sponsored enterprise with strong credit ratings. The unrealized losses in the above table are attributable to changes in market interest rates. Company management does not intend to sell these securities in the near term future, and due to the securities relative short duration, anticipates that the unrealized losses that currently exist will be dramatically reduced going forward. As Company management has the ability to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.

NOTE 4 - LOANS

Loans consisted of the following as of December 31:

	2008	2007
One-to-four family residential	$32,088,239	$31,526,555
Home equity	5,973,034	5,350,078
Commercial real estate	17,153,289	14,693,410
Multifamily	1,107,824	1,704,787
Construction and land development loans	570,051	1,141,352
Commercial loans	10,536,855	7,065,867
Consumer loans	3,373,273	2,607,149
	70,802,565	64,089,198
Allowance for loan losses	(413,337)	(389,770)
Deferred costs, net	312,893	331,353
Net loans	$70,702,121	$64,030,781

Certain directors and executive officers of the Company and companies in which they have a significant ownership interest were customers of the Bank during 2008. The aggregate amount of loans granted to directors, executive officers and their companies was $1,390,196 and $984,239 at December 31, 2008 and 2007, respectively. During 2008, $484,859 of new loans were granted and principal repayments totaled $78,902.

Changes in the allowance for loan losses were as follows for the years ended December 31:

	2008	2007
Balance at beginning of period	$389,770	$334,917
Recoveries of loans previously charged off	5,111	4,025
Provision for loan losses	156,249	111,709
Charge offs	(137,793)	(60,881)
Balance at end of period	$413,337	$389,770

The following table sets forth information regarding nonaccrual loans and accruing loans 90 days or more overdue as of December 31:

	2008	2007
Total nonaccrual loans	$509,166	$269,725

Accruing loans which are 90 days or more overdue	$ 0	$ 0

Information about loans that meet the definition of an impaired loan in SFAS No. 114 is as follows as of December 31:

	2008		2007
	Recorded Investment In Impaired Loans	Related Allowance For Credit Losses	Recorded Investment In Impaired Loans	Related Allowance For Credit Losses
Loans for which there is a related allowance for credit losses	$508,820	$73,693	$242,804	$37,448

Loans for which there is no related allowance for credit losses			26,921

Totals	$508,820	$73,693	$269,725	$37,448

Average recorded investment in impaired loans during the year ended December 31	$490,261		$241,720

Related amount of interest income recognized during the time, in the year ended December 31, that the loans were impaired
Total recognized	$ 0		$ 0
Amount recognized using a cash-basis method of accounting	$ 0		$ 0

Amortization of servicing rights was $468 in 2008 and $7,056 in 2007. The balance of capitalized loan servicing rights included in other assets as of December 31, 2008 and 2007 was $418 and $886, respectively. The fair value of these rights approximated their carrying amount.

NOTE 5 - PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31:

	2008	2007
Land	$ 215,800	$ 215,800
Buildings	350,360	350,360
Leasehold improvements	171,483	147,847
Furniture and equipment	604,359	614,925
	1,342,002	1,328,932
Accumulated depreciation and amortization	(598,119)	(519,439)
	$ 743,883	$ 809,493

NOTE 6 - DEPOSITS

Deposits consisted of the following as of December 31:

	2008	2007
Demand accounts	$ 4,525,816	$ 5,286,039
Non-interest bearing deposits	4,525,816	5,286,039

NOW accounts	13,771,881	7,613,526
Savings accounts	2,292,348	2,448,071
Money market deposit accounts	8,134,807	8,344,598
Time certificates	33,047,197	41,125,628
Interest-bearing deposits	57,246,233	59,531,823
Total deposits	$61,772,049	$64,817,862

The aggregate amount of time deposit accounts in denominations of $100,000 or more as of December 31, 2008 and

2007 was $9,184,114 and $11,851,684, respectively.

For time deposits as of December 31, 2008, the scheduled maturities for each of the following five years ended December 31, and thereafter, are:

2009	$24,446,863
2010	3,875,727
2011	1,858,799
2012	730,606
2013	2,008,943
Thereafter	126,259
$33,047,197

Deposits from related parties held by the Company as of December 31, 2008 and 2007 amounted to $309,788 and $355,342, respectively.

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

Advances consist of funds borrowed from the Federal Home Loan Bank of Boston (FHLB).

Maturities of advances from the FHLB for the years ending after December 31, 2008 and December 31, 2007 are summarized as follows:

Year of Maturity	2008	Year of Maturity	2007
2009	$14,078,638	2008	$ 448,515
2010	9,278,422	2009	5,048,114
2011	10,626,773	2010	6,903,771
2012	5,324,107	2011	3,612,501
2013	5,817,984	2012	4,569,568
Thereafter	8,000,000	Thereafter	9,955,507
	$53,125,924		$30,537,976

Borrowings from the FHLB are secured by a blanket lien on qualified collateral, consisting primarily of loans with first mortgages secured by one to four family properties, certain unencumbered investment securities and other qualified assets.

At December 31, 2008, the interest rates on FHLB advances ranged from 0.42% to 5.38% and at December 31, 2007, the interest rates on FHLB advances ranged from 2.77% to 5.38%. At December 31, 2008 and 2007, the weighted average interest rates on FHLB advances were 3.34% and 4.34%, respectively.

As of December 31, 2008, the Bank had $4.0 million in putable advances (Knock-out Advances) from the FHLB. The FHLB will require that these borrowings become due immediately upon their Strike Date, as defined in the contract, if the three month LIBOR rate equals or exceeds the Strike Rate. As of December 31, 2008, the three month LIBOR was at 1.425%.

Knock-out Advances outstanding as of December 31, 2008 are as follows:

Next Strike Date	Amount	Current Rate	Strike Rate	Maturity Date
January 2, 2009	$2,000,000	2.77%	6.50%	April 1, 2009
January 2, 2009	1,000,000	3.99	6.50	July 2, 2014
February 24, 2009	1,000,000	3.58	6.50	May 26, 2009

During 2006, 2007 and 2008, the Bank borrowed $14.0 million in callable advances from the FHLB. These advances are callable at the discretion of the FHLB on the call date noted and are callable continuously on a quarterly basis thereafter.

Callable advances outstanding as of December 31, 2008 are as follows:

Next Call Date	Amount	Current Rate	Maturity Date
January 20, 2009	$1,000,000	2.55%	January 18, 2013
February 24, 2009	1,000,000	4.05	August 24, 2012
February 24, 2009	3,000,000	4.19	November 25, 2016
March 2, 2009	1,000,000	4.25	May 30, 2017
March 12, 2009	1,000,000	3.99	December 12, 2016
March 12, 2009	1,000,000	3.69	September 12, 2014
December 21, 2009	1,000,000	3.60	December 20, 2012
January 8, 2010	2,000,000	3.15	January 8, 2013
March 10, 2010	1,000,000	2.39	March 11, 2013
February 25, 2011	1,000,000	3.09	February 25, 2013
July 14, 2011	1,000,000	3.25	July 16, 2018

NOTE 8 - FEDERAL RESERVE BANK BORROWINGS

Borrowings from the Federal Reserve Bank discount window are typically for a term of less than one month and are being secured by certain unencumbered investment securities with a total carrying value of $2.9 million at December 31, 2008.

At December 31, 2008, the interest rate on Federal Reserve Bank borrowings was 0.50%. During 2008, the weighted average interest rate on Federal Reserve Bank borrowings was 0.79%.

NOTE 9 - INCOME TAX EXPENSE

The components of income tax expense are as follows for the years ended December 31:

	2008	2007
Current
Federal	$ 68,431	$ 79,265
State	8,987	7,698
Benefit of operating loss carryforward	(27,082)	(82,567)
	50,336	4,396

Deferred:
Federal	6,820	59,942
State	2,701	8,794
	9,521	68,736

Total income tax expense	$ 59,857	$ 73,132

The reasons for the differences between the tax at the statutory federal income tax rate and the effective tax rates are summarized as follows for the years ended December 31:

	2008	2007
	% of Income	% of Income
Federal income tax at statutory rate	34.0%	34.0%
Increase in tax resulting from:
Unallowable expenses and other items	8.4	7.4
State tax expense, net of federal tax benefit	2.8	5.4
Effective tax rates	45.2%	46.8%

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:

	2008	2007
Deferred tax assets:
Allowance for loan losses	$ 145,409	$ 148,042
Other temporary differences	4,633	478
Operating loss carryover	9,755	36,837
Depreciation	8,399	8,212
Core deposit intangible	20,944	17,627
Stock option – nonqualified	13,042	7,034
Net unrealized holding loss on available-for-sale securities	58,165
Gross deferred tax assets	260,347	218,230
Deferred tax liabilities:
Loan origination costs net of fees	(124,256)	(132,332)
Accrual to cash adjustment	(165,708)	(166,834)
Goodwill	(16,798)	(13,434)
Net unrealized holding gain on available-for-sale securities		(59,422)
Loan income	(372)	(1,061)
Gross deferred tax liabilities	(307,134)	(373,083)
Net deferred tax liability	$ (46,787)	$(154,853)

As of December 31, 2008, for state income tax purposes, the Company has operating loss carryovers of approximately $174,000 which will expire in the years 2015 through 2016.

The Company adopted FASB interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109" (FIN 48) as of December 31, 2008. It is the Company's policy to provide for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. There was no effect on the Company's balance sheet or income statement from adoption of FIN 48.

NOTE 10 – EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

All Bank employees meeting certain age and service requirements are eligible to participate in the ESOP. On June 28, 2004, the Company's ESOP purchased 23,169 shares of common stock for $135,304. Acquisitions of unearned ESOP shares by Monadnock Community Bank ESOP Trust were funded internally through a borrowing from Monadnock Community Bancorp, Inc., which was repayable annually with interest at a fixed rate of 4% for ten years. Shares are committed for release upon the repayment of the borrowing and are allocated to participants based on compensation. Participant's benefits become fully vested after six years of service. Company contributions are the primary source of funds for the ESOP's repayment of the loan.

Early in the third quarter of 2006, in accordance with a Plan of Conversion and Reorganization, the employee stock ownership plan completed its purchase of 42,460 shares of common stock for $331,531, or $7.81 per share. All employee stock ownership plan shares, comprising 6% of the total shares sold in the offering, were purchased in the open market through its newly designated trustee. In anticipation of the ESOP purchases, a new note was written to allow for borrowings totaling approximately $454,000. The actual borrowings under this note agreement totaled $435,171, of which borrowing had a fifteen year term and a floating rate of interest tied to the Prime rate at the beginning of each January 1st of each year. Principal and interest payments totaled $51,526 for 2007.

On April 15, 2008, the Monadnock Community Bank ESOP Trust entered into a loan agreement with Rollstone Bank & Trust to refinance the ESOP loan which was previously held by Monadnock Bancorp, Inc. The newly refinanced loan has been guaranteed by Monadnock Bancorp, Inc. The amount of the refinanced ESOP loan was for $400,000 at an interest rate of 5.25%, floating quarterly at a rate of interest tied to the Prime Rate. The interest rate on the loan as of December 31, 2008 was 5% and the loan has an interest rate floor of 5%. Interest only payments under this loan agreement were made beginning May 15, 2008 and continuing monthly thru December 15, 2008. Beginning January 15, 2009, principal and interest payments are scheduled to be made and continue through April 15, 2018. The outstanding term of the loan was reduced from thirteen years to ten years. Principal and interest payments totaled $58,202 for 2008.

As of December 31, 2008, the remaining principal balance is payable as follows:

2009	$ 34,402
2010	36,187
2011	38,064
2012	39,998
2013	42,115
Thereafter	209,234
Total	$400,000

Compensation expense related to the ESOP amounted to $33,562 and $26,280 for the years ended December 31, 2008 and 2007, respectively.

The total shares that were allocated and are held by the ESOP at December 31, 2008 and 2007 are 14,954 and 9,882 shares, respectively. Unallocated shares are 49,951 and 55,731 at December 31, 2008 and 2007, respectively. The fair value of all ESOP shares was approximately $228,000 and $407,000 at December 31, 2008 and 2007, respectively.

NOTE 11 – 401(k) PLAN

The Bank established a 401(k) plan effective September 1, 2008 in which all Bank employees meeting certain age and service requirements are eligible to participate. Participants may contribute both pretax contributions (i.e. 401(k) contributions) as well as post tax (i.e. Roth 401(k) contributions) up to the annual dollar limits set by the IRS. Employee contributions are immediately 100 percent vested. The Bank may make discretionary contributions into the 401(k) plan and any contributions to the participants become fully vested after six years of service. During the year ended December 31, 2008, the Bank did not make any discretionary contributions to the 401(k) plan.

NOTE 12 – STOCK COMPENSATION PLANS

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

At the May 10, 2007 Annual Meeting of Stockholders, the Monadnock Bancorp, Inc. 2007 Equity Incentive Plan was approved by stockholders. Under the Company's 2007 Equity Incentive Plan, the Company may grant options to its directors, officers and employees for up to 70,768 shares of common stock. Both incentive stock options and non-statutory stock options may be granted under this plan. The exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is ten years. All options granted during 2007 and currently outstanding vest at 10% per year for the first eight (8) years and 20% in year nine (9) and upon a change in control, as defined in the plan, become fully vested and exercisable for one year following cessation of employment. All options granted during 2008 and currently outstanding vest at 20% per year for five (5) years and upon a change in control, as defined in the plan, become fully vested and exercisable for one year following cessation of employment.

A summary of the status of the Company's stock options for the years ended December 31, 2008 and 2007 is presented below:

	2008		2007
	Number of Options	Weighted Average Option Price	Number of Options	Weighted Average Option Price
Options at beginning of year	129,121	$ 6.45	58,621	$ 6.17
Granted	4,900	5.73	70,500	6.68
Canceled	(684)	6.12
Options at end of year	133,337	$ 6.42	129,121	$ 6.45

The following table summarizes information about fixed stock options outstanding as of December 31, 2008:

Options Outstanding			Options Exercisable
Exercise Prices	Number Outstanding as of 12/31/08	Weighted-Average Remaining Contractual Life	Number Exercisable as of 12/31/08	Weighted-Average Exercise Price

$ 5.73	4,900	9.7 years	--	--
6.12	55,335	6.9 years	16,598	$ 6.12
6.68	70,500	8.4 years	7,050	6.68
7.23	2,602	7.5 years	520	7.23
$ 6.42	133,337	7.8 years	24,168	$ 6.31

The weighted average fair value of the options granted in 2008 and 2007 using the Black-Scholes option pricing model was $2.01 per option share and $3.73 per option share, respectively. The Company recorded compensation cost of $48,117 and $37,442 in 2008 and 2007, respectively, related to stock options. As of December 31, 2008, there was approximately $380,000 of unrecognized compensation cost related to nonvested stock options. The cost is expected to be recognized over a weighted-average period of 7.8 years.

Assumptions used to determine the weighted average fair value of options granted:

	Year Ended December 31, 2008	Year Ended December 31, 2007

Dividend yield	N/A	N/A
Expected life in years	10 years	10 years
Expected volatility	13%	35%
Risk-free interest rate	3.88%	4.86%

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

Stock awards for 25,197 shares, having a fair value of $6.13 per share, were granted during 2005. Stock awards for 25,931 shares, having a fair value of $6.60 per share, were granted during 2007. The Company recorded compensation cost of $32,565 and $25,811 in 2008 and 2007, respectively. As of December 31, 2008, there was approximately $252,000 of unrecognized cost related to stock awards. The cost is expected to be recognized over a weighted-average period of 7.8 years.

NOTE 13 - REGULATORY MATTERS

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), of core capital (as defined) to adjusted total assets (as defined) and of Tangible capital (as defined) to tangible assets (as defined). Management believes, as of December 31, 2008 and 2007, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2008, the most recent notification from the Office of Thrift Supervision categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and core capital leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

	Actual		For Capital Adequacy Purposes		To Be Well- Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollar amounts in thousands)
December 31, 2008:
Total Capital (to Risk Weighted Assets)	$10,846	16.73%	$5,186	>8.0%	$6,483	>10.0%
Core Capital (to Adjusted Total Assets)	10,438	8.19	5,097	>4.0	6,371	> 5.0
Tangible Capital (to Tangible Assets)	10,438	8.19	1,911	>1.5	N/A	N/A
Tier 1 Capital (to Risk Weighted Assets)	10,438	16.10	N/A	N/A	3,890	> 6.0

December 31, 2007:
Total Capital (to Risk Weighted Assets)	8,915	15.99	4,461	>8.0	5,576	>10.0
Core Capital (to Adjusted Total Assets)	8,532	8.14	4,193	>4.0	5,241	> 5.0
Tangible Capital (to Tangible Assets)	8,532	8.14	1,572	>1.5	N/A	N/A
Tier 1 Capital (to Risk Weighted Assets)	8,532	15.30	N/A	N/A	3,346	> 6.0

On February 14, 2008, the Company's Board of Directors authorized its third stock repurchase program pursuant to which the Company intends to repurchase up to 65,000 shares, or 5.29% of its outstanding common stock. Any repurchased shares will be held as treasury stock and will be available for general corporate purposes. As of December 31, 2008, the Company had completed the Stock Repurchase Program, noted above, having purchased 65,000 shares of common stock for $410,551, or a weighted average per share price of $6.32.

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES

As of December 31, 2008, the Company is obligated under an operating lease for the Company's main office expiring July 31, 2013. The Company has the option to extend the lease for up to three additional five year periods.

The total minimum rental due in future periods under this existing agreement is as follows as of December 31, 2008:

2009	$ 51,732
2010	51,732
2011	51,732
2012	51,732
2013	30,177
Total	$237,105

The total rental expense amounted to $49,588 for 2008 and $47,444 for 2007.

NOTE 15 - FAIR VALUE MEASUREMENTS

In accordance with SFAS 157, the Company groups its financial assets and financial liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury, other U.S. Government and agency mortgage-backed securities that are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other methodologies, including option pricing models, discounted cash flow models and similar techniques, are not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets and liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of the Company's financial assets and financial liabilities carried at fair value as of December 31, 2008.

The Company's investment in mortgage-backed securities available-for-sale are generally classified within level 2 of the fair value hierarchy. For these securities, we obtain fair value measurements from independent pricing services. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. treasury yield curve, trading levels, market consensus prepayment speeds, credit information and the instrument's terms and conditions.

Level 3 is for positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used. Subsequent to inception, management only changes level 3 inputs and assumptions when corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalization and other transactions across the capital structure, offerings in the equity or debt markets, and changes in financial ratios or cash flows.

The Company's impaired loans are reported at the fair value of the underlying collateral if repayment is expected solely from the collateral. Collateral values are estimated using level 2 inputs based upon appraisals of similar properties obtained from a third party.

The following summarizes assets measured at fair value for the period ending December 31, 2008.

ASSETS MEASURED AT FAIR VALUE ON A RECURRING BASIS

	Fair Value Measurements at Reporting Date Using:
	December 31, 2008	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Securities available-for-sale	$51,171,392		$$51,171,392	$
Impaired loans	435,127		435,127
Totals	$51,606,519		$$51,606,519	$

The estimated fair values of the Company's financial instruments, all of which are held or issued for purposes other than trading, are as follows as of December 31:

	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$ 699,761	$ 699,761	$ 1,181,206	$ 1,181,206
Interest bearing time deposits in other bank	200,000	200,000	100,000	100,000
Available-for-sale securities	51,171,392	51,171,392	36,595,813	36,595,813
Federal Home Loan Bank stock	2,568,300	2,568,300	1,607,700	1,607,700
Loans, net	70,702,121	72,312,000	64,030,781	64,036,000
Accrued interest receivable	582,314	582,314	442,749	442,749

Financial liabilities:
Deposits	61,772,049	62,184,000	64,817,862	65,074,000
FHLB advances	53,125,924	55,365,000	30,537,976	31,067,000
Federal Reserve borrowings	1,000,000	1,000,000
ESOP loan	400,000	400,000

The carrying amounts of financial instruments shown in the above table are included in the consolidated balance sheets under the indicated captions. Accounting policies related to financial instruments are described in Note 3.

NOTE 16 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Bank's business activity is with customers located within the state of New Hampshire. The majority of the Bank's loan portfolio is comprised of loans collateralized by real estate located in the state of New Hampshire.

NOTE 17 - FINANCIAL INSTRUMENTS

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

The notional amounts of financial instrument liabilities with off-balance sheet credit risk are as follows as of December 31:

	2008	2007
Commitments to originate loans	$ 314,263	$ 516,000
Unadvanced portions of loans:
Commercial lines of credit	1,909,140	1,452,348
Consumer lines of credit	5,083,995	5,287,331
Construction loans	234,185	92,555
	$7,541,583	$7,348,234

There is no material difference between the notional amounts and the estimated fair values of the off-balance sheet liabilities.

NOTE 18 - RECLASSIFICATION

Certain amounts in the prior year have been reclassified to be consistent with the current year's statement presentation.

STOCKHOLDER INFORMATION

EXECUTIVE OFFICES	FORM 10-K
One Jaffrey Road	A copy of Monadnock Bancorp, Inc. annual report on
Peterborough, New Hampshire 03458	Form 10-K has been filed with the Securities and Exchange
Commission and may be obtained without charge by written request to:
REGISTRAR AND TRANSFER AGENT
Registrar and Transfer Company	Karl F. Betz
10 Commerce Drive	Senior Vice President & Chief Financial Officer
Cranford, New Jersey 07016	Monadnock Bancorp, Inc.
One Jaffrey Road
INDEPENDENT CERTIFIED PUBLIC	Peterborough, New Hampshire 03458
ACCOUNTANTS
Shatswell, MacLeod & Company, P.C.	ANNUAL MEETING
83 Pine Street	The annual meeting of Monadnock Bancorp, Inc. will be held at
West Peabody, Massachusetts 01960	10:30 a.m., May 14, 2009 at:
RiverMead Auditorium
COMMON STOCK LISTING	150 Rivermead Road
Monadnock Bancorp, Inc. stock	Peterborough, New Hampshire 03458
is listed on the over-the-counter bulletin board
under the symbol "MNKB.OB"	STOCKHOLDER RELATIONS
Stockholders are encouraged to contact the Investor Relations Officer with
SECURITIES COUNSEL	any questions or comments about their investment.
Luse Gorman Pomerenk & Schick, P.C.	Direct inquiries to:
5335 Wisconsin Avenue, NW, Suite 400	Karl F. Betz
Washington, DC 20015	Senior Vice President & Chief Financial Officer
One Jaffrey Road
Peterbough, New Hampshire 03458
(800) 924-9654

MONADNOCK BANCORP, INC.

EXECUTIVE OFFICERS	OFFICERS *	DIRECTORS

William M. Pierce, Jr. President & Chief Executive Officer	Wayne R. Gordon Vice President	Kenneth A. Christian Chairman

Karl F. Betz Senior Vice President & Chief Financial Officer	Rachel O'Leary Assistant Vice President	Samuel Hackler Vice-Chairman

William C. Gilson * Senior Vice President & Senior Lending Officer	R. Steven Venning Assistant Vice President	Thomas LaFortune Secretary

Donald R. Blanchette * Senior Vice President	Julie Beaumont Compliance Officer	Kenneth R. Simonetta Assistant Secretary

	Donna G. Loucks	Nancy L. Carlson
Assistant Treasurer
Jack Goldstein
Gail Murphy
	Branch Officer	William M. Pierce, Jr. President & Chief Executive Officer

Edward J. Shea

* Officers of Monadnock Community Bank only.